    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 1995

                                                     REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                            CMS NOMECO OIL & GAS CO.
             (Exact name of Registrant as specified in its charter)

          MICHIGAN                            1330                           38-1859381
(State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
              of                   Classification Code Number)           Identification No.)
      incorporation or
        organization)

                               ONE JACKSON SQUARE
                                 P.O. BOX 1150
                            JACKSON, MICHIGAN 49204
                                 (517) 787-9011
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

           WILLIAM H. STEPHENS, III                                ALAN M. WRIGHT
 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL        SENIOR VICE PRESIDENT AND CHIEF FINANCIAL
           CMS NOMECO OIL & GAS CO.                                   OFFICER
              ONE JACKSON SQUARE                               CMS ENERGY CORPORATION
                P.O. BOX 1150                             FAIRLANE PLAZA SOUTH, SUITE 1100
           JACKSON, MICHIGAN 49204                             330 TOWN CENTER DRIVE
                (517) 787-9011                                DEARBORN, MICHIGAN 48126
                                                                   (313) 436-9560

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

   DENISE M. STURDY, ESQ.             ANDREW H. SHAW, ESQ.             KERRY C. L. NORTH, ESQ.
  Assistant General Counsel              Sidley & Austin                Baker & Botts, L.L.P.
   CMS Energy Corporation           One First National Plaza              2001 Ross Avenue
   212 W. Michigan Avenue            Chicago, Illinois 60603             Dallas, Texas 75201
   Jackson, Michigan 49201               (312) 853-7000                    (214) 953-6500
       (517) 788-0179

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM
       TITLE OF EACH CLASS                          PROPOSED MAXIMUM     AGGREGATE
          OF SECURITIES              AMOUNT BEING    OFFERING PRICE      OFFERING         AMOUNT OF
        TO BE REGISTERED             REGISTERED(1)    PER SHARE(1)      PRICE(1)(2)   REGISTRATION FEE
-------------------------------------------------------------------------------------------------------
Common Stock.....................         --               --          $100,000,000        $34,483
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) There are being registered hereunder such presently indeterminate number of shares of Common Stock, no par value, of the Registrant with an aggregate initial offering price not to exceed $100,000,000. Pursuant to Rule 457(o) under the Securities Act of 1933 which permits the registration fee to be calculated on the basis of the maximum offering price of the securities listed, the table does not specify information as to the amount to be registered or the proposed maximum offering price per share.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 BETWEEN REGISTRATION STATEMENT AND PROSPECTUS

                FORM S-1 ITEM NUMBER AND HEADING                 CAPTION OR LOCATION IN PROSPECTUS
  1.   Forepart of the Registration Statement and Outside
       Front Cover Page of Prospectus.....................   Facing Page; Cross-Reference Sheet;
                                                             Outside Front Cover Page
  2.   Inside Front and Outside Back Cover Pages
       of Prospectus......................................   Inside Front Cover Page; Outside Back
                                                             Cover Page; Available Information
  3.   Summary Information, Risk Factors and Ratio of
       Earnings to Fixed Charges..........................   Prospectus Summary; Risk Factors; The
                                                             Company
  4.   Use of Proceeds....................................   Use of Proceeds
  5.   Determination of Offering Price....................   Underwriting
  6.   Dilution...........................................   Dilution
  7.   Selling Security Holders...........................   *
  8.   Plan of Distribution...............................   Outside Front Cover Page; Shares Eligible
                                                             for Future Sale; Underwriting
  9.   Description of Securities to be Registered.........   Description of Capital Stock
 10.   Interests of Named Experts and Counsel.............   *
 11.   Information with Respect to the Registrant.........   Outside Front Cover Page; Inside Front
                                                             Cover Page; Prospectus Summary; Risk
                                                             Factors; The Company; Dividend Policy;
                                                             Capitalization; Selected Historical
                                                             Consolidated Financial Data; Pro Forma
                                                             Financial Information; Notes to Pro Forma
                                                             Financial Information; Management's
                                                             Discussion and Analysis of Financial
                                                             Condition and Results of Operations;
                                                             Business and Properties; Management;
                                                             Ownership of Capital Stock; Relationship
                                                             and Certain Transactions with CMS Energy;
                                                             Available Information; and Financial
                                                             Statements
 12.   Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities.....   *

-------------------------
* Not applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 26, 1995

PROSPECTUS

            , 1995

[CMS NOMECO LOGO]                             SHARES

                            CMS NOMECO OIL & GAS CO.
                                  COMMON STOCK

     All of the shares offered hereby are being sold by the Company. The Company is currently an indirect subsidiary of CMS Energy Corporation. The capital stock of CMS Energy Corporation is listed on the New York Stock Exchange. Upon completion of this offering, CMS Energy Corporation will beneficially own % of the outstanding shares of Common Stock ( % if the Underwriters' over-allotment option is exercised in full).

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $      and $      . See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price. The Company will apply to have the Common Stock approved for quotation on the New York Stock Exchange under the symbol CNO.

     FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 9.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                               PRICE          UNDERWRITING        PROCEEDS
                                               TO THE        DISCOUNTS AND         TO THE
                                               PUBLIC        COMMISSIONS(1)      COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
Total(3).................................         $                $                 $

--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at
    $               .

(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $               , $               and $               , respectively. See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters when, as and if issued to and accepted by them, subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York on or about
               , 1995.

                           [MAPS OF U.S. AND NON-U.S.
                            OIL AND GAS PROPERTIES]

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in
this Prospectus assumes an initial offering price of $       per share and no
exercise of the Underwriters' over-allotment option. Except as otherwise noted, all information in this Prospectus has been adjusted to reflect an approximate
1.644 for 1.0 stock split of the Common Stock effected on October 25, 1995. The June 30, 1995 estimated reserve data included throughout this Prospectus are based on the report of Ryder Scott Company ("Ryder Scott"), independent petroleum engineering consultants, and include the estimated reserves added as a result of the Company's recent acquisition of Terra Energy, Ltd. Unless otherwise indicated, references to the Company include the Company and its direct and indirect subsidiaries. Certain terms relating to the oil and gas industry are defined in "Certain Definitions."

                                  THE COMPANY

GENERAL

     CMS NOMECO Oil & Gas Co. ("CMS NOMECO" or the "Company") is an independent oil and natural gas company engaged in the exploration, development, acquisition and production of oil and natural gas properties in the U.S. and seven other countries. Formed in 1967 to explore and develop leaseholdings located solely in Michigan, the Company has greatly expanded to become an international oil and natural gas company. In large part as a result of acquisitions and development activities, the Company has more than doubled both its estimated proved reserves and its production of oil and natural gas since January 1, 1992. As of June 30, 1995, the Company had estimated proved reserves of 118.6 MMBoe, consisting of
68.9 MMBbls of oil (97.0% of which were located outside the U.S.) and 298.1 Bcf of natural gas (94.5% of which were located in the U.S.). Approximately 64.7% of the Company's estimated proved reserves on such date were classified as proved developed. The Company's oil-producing assets are concentrated in South America (Ecuador, Venezuela and Colombia) and offshore West Africa (the Congo and Equatorial Guinea), and the Company's gas-producing assets are concentrated in Michigan, the Gulf Coast region and the Gulf of Mexico.

     The following table summarizes by region the Company's estimated proved reserves as of June 30, 1995 and estimated average daily production during the month of September 1995:

                                  ESTIMATED PROVED RESERVES                 ESTIMATED AVERAGE DAILY PRODUCTION
                                     AS OF JUNE 30, 1995                    DURING THE MONTH OF SEPTEMBER 1995
                         --------------------------------------------   -------------------------------------------
                            OIL AND      NATURAL               % OF      OIL AND     NATURAL                % OF
                         CONDENSATE(1)     GAS      TOTAL     TOTAL     CONDENSATE     GAS      TOTAL      TOTAL
                           (MMBBLS)       (BCF)    (MMBOE)   RESERVES    (MBBLS)     (MMCF)    (MBOE)    PRODUCTION
U.S.:
  Michigan..............       1.2        238.5      40.9       34.5%       0.9        51.6       9.5        38.3%
  Other U.S.............       0.9         43.1       8.1        6.8        0.7        25.4       4.9        19.8
                              ----        -----     -----      -----       ----        ----      ----      ------
    Total U.S...........       2.1        281.6      49.0       41.3        1.6        77.0      14.4        58.1
NON-U.S.:
  South America:
    Ecuador.............      16.7           --      16.7       14.1        3.2          --       3.2        12.9
    Venezuela...........      11.3           --      11.3        9.5        0.5          --       0.5         2.0
    Colombia............       6.7           --       6.7        5.7        1.1          --       1.1         4.4
  West Africa:
    Congo...............      15.9           --      15.9       13.4        3.4          --       3.4        13.7
    Equatorial Guinea...      11.5         10.7      13.3       11.2        1.9          --       1.9         7.7
  Other Non-U.S.........       4.7          5.8       5.7        4.8        0.2         0.3       0.3         1.2
                              ----        -----     -----      -----       ----        ----      ----      ------
    Total Non-U.S.......      66.8         16.5      69.6       58.7       10.3         0.3      10.4        41.9
      Total Company.....      68.9        298.1     118.6      100.0%      11.9        77.3      24.8       100.0%
                              ====        =====     =====      =====       ====        ====      ====      ======

-------------------------
(1) Oil and condensate includes 0.2 MMBbls and 3.0 MMBbls, respectively, of U.S. and non-U.S. NGLs.

     The Company is an indirect subsidiary of CMS Energy Corporation ("CMS Energy"). CMS Energy is a major international energy company with electric utility operations, natural gas utility operations, gas transmission and marketing, independent power production and, through the Company, oil and natural gas exploration, development and production.

STRATEGY

     The Company believes that its success has resulted from its ability to capitalize on an extensive network of industry relationships, an efficient evaluation and decision-making process and broad technical competence. The Company believes that its future growth depends on maintaining an opportunistic approach which builds on the Company's existing strengths. Accordingly, the Company's business strategy is to focus on the following goals while maintaining the flexibility to respond to new opportunities and changed circumstances.

     BALANCE. The Company seeks to maintain a balance between its U.S. and non-U.S. interests to diversify its political, geologic and economic risk. The Company believes that projects outside the U.S. tend to have a higher potential for significant reserve growth, but often have greater risks, including political risks and the risks associated with infrastructure development necessary to market production. The Company further believes that projects in the U.S. do not have certain of these risks, but also generally do not offer as large a potential for reserve growth as non-U.S. projects. The Company has historically concentrated on natural gas in the U.S. and to date has focused its non-U.S. activities on oil, providing the Company an additional balance between natural gas and oil.

     EXPLORATION AND DEVELOPMENT OF EXISTING NON-U.S. PROPERTIES. In recent years, the Company has made a series of investments in properties outside the U.S. that currently have both production from proved reserves and significant potential for exploration and development. The Company is pursuing exploration and development of such properties, which include Block 16 in Ecuador, the Colon Unit in Venezuela, the Espinal Block in Colombia, the Yombo Field offshore the Congo and the Bioko Block offshore Equatorial Guinea. Most of the Company's exploration and development opportunities outside the U.S. are located in areas which have significant production histories and adequate infrastructure and, in the Company's view, have a reasonable possibility of yielding sizeable additional reserves through the application of modern exploration and development technologies.

     SELECTIVE ACQUISITIONS. The Company intends to continue to pursue attractive opportunities to acquire producing properties with significant exploration and development potential. The Company's primary focus is in the geographic regions where it has significant experience. The Company's recent acquisitions of Walter International, Inc. and Terra Energy, Ltd., discussed below, are illustrative of the types of opportunities the Company seeks.

     OPERATOR ROLE. The Company seeks to continue to expand its role as operator of both U.S. and non-U.S. projects by pursuing acquisitions and investment opportunities that allow it to do so. As operator, the Company believes that it can better manage production performance and more effectively control expenses, the allocation of capital and the timing of exploration and development of its fields. In addition, the Company believes that its experience as operator will provide it access to a broader range of additional investment opportunities. In early 1995, the Company assumed the role of operator of significant offshore producing properties in West Africa in conjunction with its acquisition of Walter International, Inc., and more recently the Company materially increased its role as operator of U.S. properties as a result of its acquisition of Terra Energy, Ltd. After giving effect to these acquisitions, the Company operates properties representing approximately 37.5% of its estimated proved reserves, including 43.9% of its U.S. proved reserves and 32.5% of its non-U.S. proved reserves. With respect to projects not operated by the Company, the Company actively monitors the performance of its operators with the same objectives it seeks for Company-operated projects.

     REGIONAL FOCUS. With respect to both its U.S. and non-U.S. activities, the Company intends to focus on selected geographic regions, particularly those where it is currently active. In the U.S., the Company expects to continue its emphasis on development, production and, to a lesser extent, exploration of natural gas in its core areas of Michigan, the Gulf of Mexico and the Gulf Coast region. Outside the U.S., the Company intends to concentrate on exploration, development and production of oil in South America and offshore West Africa while evaluating opportunities to acquire additional reserves in those areas and in certain areas of Southeast Asia. By focusing activities in a relatively limited number of U.S. and non-U.S. regions, the Company has acquired significant experience in the operational, technical and legal aspects of conducting business in these regions and can utilize its base of geologic, engineering and production experience in such regions to better evaluate drilling and acquisition prospects.

     TECHNOLOGY. The Company expects to continue to utilize its growing technology base, including increasing use of 3-D seismic surveys, horizontal drilling, new fracturing techniques and reservoir modeling, on its existing properties as well as newly acquired properties. The Company believes it must utilize the latest available technology to continue to compete successfully as the industry focuses on properties with increasing amounts of exploration, development and production risk.

                              RECENT DEVELOPMENTS

ACQUISITION OF TERRA ENERGY, LTD.

     In August 1995, CMS Energy acquired Terra Energy, Ltd. ("Terra"), a significant producer of gas within the Devonian Antrim Shale ("Antrim") formation underlying a large portion of the Michigan Basin in the northern portion of Michigan's lower peninsula. The consideration relating to such acquisition, after giving effect to certain anticipated post-closing adjustments, is expected to aggregate approximately $63.6 million, payable in common stock of CMS Energy. Immediately after consummation of such acquisition, the stock of Terra was transferred to the Company (the "Terra Acquisition"). In connection with the Terra Acquisition, the Company recorded a capital contribution of $1.0 million and issued a promissory note which, after giving effect to post-closing adjustments, is expected to be in the principal amount of approximately $62.6 million. Such note is currently held by CMS Energy. As of June 30, 1995, the acquired Terra properties included 1,225 gross (95.6 net) producing Antrim gas wells and estimated net proved reserves of 91.9 Bcf of Antrim gas. During the month of September 1995, estimated average daily net production from these properties was approximately 9.5 MMcf of gas.

     The Company has been a significant producer and operator of Antrim gas wells for a number of years. Taking into account the Terra Acquisition, the Company operates over 1,200 Antrim gas wells, or over 25% of all producing gas wells in the Antrim formation, making the Company the largest operator of gas wells in the Antrim formation. Terra is currently serving as operator of several projects involving the planned drilling of an additional 260 Antrim development wells by December 31, 1995. Additionally, Terra has a sizeable inventory of unproved acreage in the Antrim producing trend, and management believes that a number of its existing wells have substantial potential for improved recovery. The Company believes that it is particularly well suited to capitalize on the Terra Acquisition because of its many years of experience in the natural gas industry in Michigan and its ability as part of the CMS Energy consolidated group to utilize, to a substantial extent, the nonconventional fuels (Section
29) tax credit associated with certain Antrim gas production.

ACQUISITION OF WALTER INTERNATIONAL, INC.

     In February 1995, CMS Energy acquired Walter International, Inc. ("Walter"), an international oil and gas company, for a purchase price of approximately $28.4 million plus assumed indebtedness of $18.3 million. Immediately after consummation of such acquisition, the stock of Walter was contributed to the Company (the "Walter Acquisition" and, together with the Terra Acquisition, the "Recent Acquisitions"). In connection with the Walter Acquisition, the Company issued a promissory note in the principal amount of $6.5 million to CMS Energy to fund repayment of certain of the above-referenced assumed indebtedness of Walter. Walter owns interests in and operates fields offshore the Congo and offshore Equatorial Guinea in West Africa and in Tunisia in North Africa. As of June 30, 1995, the acquired Walter properties included 22 gross (6.6 net) producing oil and condensate wells and estimated net proved reserves of 21.0 MMBbls of oil and condensate. During the month of September 1995, estimated average daily net production from these properties was approximately 4,829 Bbls of oil and condensate.

     The Company became familiar with Walter in part because of the Company's participation in the Alba Field operated by Walter offshore Equatorial Guinea. The acquisition of Walter is consistent with the Company's strategy of acquiring producing properties with exploration and development potential. The Walter Acquisition also expands the Company's role as operator of offshore and non-U.S. projects.

OTHER RECENT ACQUISITIONS AND DISCOVERIES

     The Company experienced significant growth in reserves in 1994 primarily as a result of certain acquisitions of producing properties and one significant discovery.

     In December 1994, a consortium in which the Company has a 29.17% working interest agreed to assume operation of the Colon Unit in Venezuela from an affiliate of the state-owned oil company pursuant to an operating services agreement. As of June 30, 1995, the Company's estimated proved oil reserves attributable to this transaction were 11.3 MMBbls, and the Company has committed to spend approximately $47.0 million ($38.0 million for capital expenditures and $9.0 million for operating expenditures) over the next three years on rework and other development and, to a lesser extent, exploration activities at the Colon Unit. In June 1994, the Company acquired Sun Colombia, whose sole asset is a working interest in the Espinal Block in Colombia, for approximately $25.0 million. As of June 30, 1995, the Company's estimated proved oil reserves attributable to the Sun Colombia acquisition were 5.5 MMBbls. In the third quarter of 1994, the Company completed two Antrim gas property acquisitions for a total of approximately $8.5 million. The Company's estimated proved natural gas reserves attributable to these acquisitions were approximately 10.3 Bcf as of June 30, 1995.

     In early 1994, the Company participated in a significant discovery in the Freshwater Bayou Field in southern Louisiana. Since this discovery, four successful development wells in this field have been drilled and with their reserve additions, the Company's estimated proved natural gas reserves in the field as of June 30, 1995 were 29.4 Bcf.

                                  THE OFFERING

Common Stock offered by the Company.................             shares
Common Stock to be outstanding after the
  Offering*.........................................             shares
Use of Proceeds.....................................   To repay a portion of the indebtedness
                                                       of the Company, including indebtedness
                                                       to CMS Energy, and for general
                                                       corporate purposes. See "Use of
                                                       Proceeds."
Proposed New York Stock Exchange Symbol.............   CNO

-------------------------
* After completion of the offering made hereby (the "Offering"), approximately
      % (    % if the Underwriters exercise their over-allotment option in full)
  of the outstanding Common Stock of the Company will be beneficially owned by CMS Energy by virtue of its ownership of all of the common stock of CMS Enterprises Company ("CMS Enterprises").

                                   RISK FACTORS

     Prospective investors should carefully consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                    SUMMARY OIL AND NATURAL GAS RESERVE DATA

     The following table summarizes certain historical and pro forma estimates of the Company's net proved oil and natural gas reserves as of the dates indicated and estimated future net cash flows and standardized measure data attributable to these reserves at such dates. The reserve estimates and estimated future net cash flows as of June 30, 1995 have been prepared by Ryder Scott. The reserve estimates, estimated future net cash flows and standardized measure data as of January 1, 1993, 1994 and 1995 have been prepared by the Company's internal engineers. The June 30, 1995 standardized measure data were prepared by the Company's internal engineers based on the June 30, 1995 reserve estimates prepared by Ryder Scott. For additional information relating to the Company's oil and natural gas reserves, see "Risk Factors -- Uncertainty of Reserve Estimates," "Business and Properties -- Reserves," Supplemental Information -- Oil and Gas Producing Activities in the Notes to Consolidated Financial Statements of the Company and the supplemental oil and gas information in the Notes to the Consolidated Financial Statements relating to the Recent Acquisitions included elsewhere in this Prospectus. Attached hereto as Appendix A is a letter from Ryder Scott relating to their reserve report.

                                                                        AS OF JANUARY 1,
                                                                   --------------------------    AS OF JUNE 30,
                                                                    1993      1994      1995        1995(1)
ESTIMATED PROVED RESERVES:
Oil and condensate (MMBbls)(2)..................................     36.1      36.2      54.8          68.9
Natural gas (Bcf)...............................................    208.5     201.8     231.2         298.1
Net equivalent barrels of oil (MMBoe)...........................     70.9      69.8      93.3         118.6
Discounted estimated future net cash flows (millions)(2)(3).....   $347.0    $364.7    $528.5        $629.0
Standardized measure of discounted estimated future net cash
  flows after net income taxes (millions)(2)(4)                    $317.3    $318.4    $413.2        $526.0

-------------------------
(1) Gives effect to the Terra Acquisition.

(2) Includes natural gas liquids and the equity interest in estimated proved reserves in the East Shabwa Block in the Republic of Yemen.

(3) The discounted estimated future net cash flows attributable to the Company's reserves were prepared using constant prices as of the calculation date, discounted at 10% per annum before income taxes. Such discounted estimated future net cash flows include the estimated value of nonconventional fuels (Section 29) tax credits.

(4) The standardized measure of discounted estimated future net cash flows represents discounted estimated future net cash flows attributable to the Company's reserves after income tax, calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 69.

                             SUMMARY OPERATING DATA

                                                                                             NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                              ------------------------------------------    --------------------
                                                                               PRO FORMA               PRO FORMA
                                               1992       1993       1994       1994(1)      1995       1995(1)
OPERATING DATA:
  Production:
    Oil and condensate (MBbls).............     1,417      1,716      2,025       3,806       3,219       3,437
    Natural gas (MMcf).....................    17,578     18,487     20,546      22,925      18,989      20,883
    Natural gas liquids (MBbls)............       291        186        193         193         172         172
  Average sales price(2):
    Oil and condensate (per Bbl)...........   $ 18.85    $ 15.52    $ 13.30     $ 13.12     $ 14.04     $ 14.02
    Natural gas (per Mcf)..................      1.89       2.17       2.05        2.02        1.88        1.82
    Natural gas liquids (per Bbl)..........     16.55      15.24      14.90       14.90       14.57       14.57
OPERATING EXPENSES (PER BOE):
  Depreciation, depletion and
    amortization...........................   $  7.02    $  7.15    $  6.19     $  5.12     $  5.20     $  5.10
  Production costs.........................      2.91       3.01       3.42        3.48        3.54        3.50
  General and administrative...............      0.97       1.12       1.12        1.26        0.86        0.85

-------------------------
(1) Gives effect to the Recent Acquisitions as if such transactions had been consummated as of January 1 of the period presented.

(2) Adjusted to reflect amounts received or paid under futures contracts entered into to hedge the price of production.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents certain historical consolidated and pro forma financial data of the Company as of the dates and for the periods indicated. The historical consolidated financial data as of and for each of the three years in the period ended December 31, 1994 are derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP, independent certified public accountants. The historical consolidated financial data as of and for the nine months ended September 30, 1994 and 1995 are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Consolidated Financial Information" and the Consolidated Financial Statements of the Company and those relating to the Recent Acquisitions, including the Notes thereto, included elsewhere in this Prospectus. The pro forma financial data are not necessarily indicative of the results that would have been achieved if the pro forma transactions had occurred on the dates indicated or the results that will be achieved in the future. The consolidated results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be achieved for the full year ending December 31, 1995.

                                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                     YEAR ENDED DECEMBER 31,            ----------------------------------
                                           -------------------------------------------                           PRO FORMA
                                             1992       1993       1994     PRO FORMA     1994       1995         1995(2)
                                                                             1994(2)
                                                                           (UNAUDITED)
                                                                                                   (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA(1):
  Operating Revenues:
    Oil and condensate.................... $26,553    $26,635    $ 26,831   $  49,847   $18,479    $ 45,423      $ 48,388
    Natural gas...........................  34,391     40,995      39,904      43,946    30,550      32,927        35,163
    Other operating.......................   8,408      6,275      12,333      16,719    10,107      17,738        21,904
                                           -------    -------    --------   ---------   -------    --------      --------
                                            69,352     73,905      79,068     110,512    59,136      96,088       105,455
  Operating Expenses:
    Depreciation, depletion and
      amortization........................  32,566     35,605      34,919      40,026    25,358      34,072        35,168
    Cost center write-offs................   5,744      9,648       5,612       5,612       452       2,184         2,184
    Operating and maintenance.............  13,476     15,005      19,323      27,182    14,050      23,204        24,116
    General and administrative............   4,489      5,599       6,345       9,870     4,346       5,609         5,884
    Production and other taxes............   3,997      4,221       3,838       4,117     3,010       3,463         3,735
    Cost of products sold and other.......   1,427      1,127         973       1,374       682         773           990
                                           -------    -------    --------   ---------   -------    --------      --------
                                            61,699     71,205      71,010      88,181    47,898      69,305        72,077
  Pretax operating income.................   7,653      2,700       8,058      22,331    11,238      26,783        33,378
  Other income (expense)..................     163        382         239        (680)      152         522         1,068
  Interest expense, net...................   4,954      3,844       4,023       3,428     2,624       6,455         5,124
                                           -------    -------    --------   ---------   -------    --------      --------
  Income (loss) before income taxes.......   2,862       (762)      4,274      18,223     8,766      20,850        29,322
  Income tax provision (benefit)..........  (2,100)    (5,900)     (5,523)     (4,766)   (2,148)        386         1,989
  Extraordinary item, early retirement of
    debt..................................      --         --          --          --        --        (987)         (987)
  Cumulative effect of accounting
    change................................  (1,124)        --          --          --        --          --            --
                                           -------    -------    --------   ---------   -------    --------      --------
  Net income.............................. $ 3,838    $ 5,138    $  9,797   $  22,989   $10,914    $ 19,477      $ 26,346
                                           =======    =======    ========   =========   =======    ========      ========
  Net income per common share............. $  0.16    $  0.21    $   0.41   $           $  0.45    $   0.81      $
                                           =======    =======    ========   =========   =======    ========      ========
  Average common shares
    outstanding(000)......................  24,000     24,000      24,000                24,000      24,000
OTHER DATA:
  EBITDA(3)............................... $46,126    $48,335    $ 48,828   $  67,289   $37,200    $ 63,561      $ 71,798
  Capital expenditures....................  68,059     77,750     108,188     105,620    93,854     152,958(4)    156,646 (4)

                                                                                               AS OF SEPTEMBER 30,
                                                 AS OF DECEMBER 31,                                              PRO FORMA
                                             1992       1993       1994                   1994       1995         1995(5)
                                                                                                   (UNAUDITED)
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital(6)...................... $ 8,989    $ 9,847    $ 15,189               $13,671    $ 31,648      $ 31,648
  Investments and other assets............   4,218      7,088      12,539                10,814      23,121        23,121
  Property, plant and equipment, net...... 346,188    375,990     438,057               440,194     547,943       547,943
  Total assets............................ 370,274    402,361     472,700               476,082     662,406       662,406
  Long-term debt, including current
    portion...............................  96,382    118,720     129,041               130,593     199,048       118,048
  Stockholders' equity.................... 208,351    222,989     288,886               285,903     341,089       422,089

-------------------------
(1) Certain reclassifications have been reflected in amounts prior to 1995 to conform with 1995 presentation.

(2) Gives effect to the Recent Acquisitions and the application of assumed net proceeds of $81.0 million from the Offering as if such transactions had been consummated as of January 1 of the period presented. See "Use of Proceeds."

(3) EBITDA is earnings before interest, income taxes, depreciation, depletion and amortization, extraordinary item, cumulative effect of accounting change and cost center write-offs of oil and gas assets. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

(4) Includes non-cash capital expenditures of $106.9 million relating to the Recent Acquisitions.

(5) Gives effect to the application of assumed net proceeds of $81.0 million from the Offering as if such net proceeds had been applied as of September 30, 1995. See "Use of Proceeds."

(6) Excluding current maturities of long-term debt.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

     Volatility of Oil and Natural Gas Prices. Revenues generated from the Company's operations are highly dependent upon the price of, and demand for, oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations and taxes, the price and availability of alternative fuels, political conditions in the Middle East and other petroleum producing areas, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil or natural gas prices would not only reduce revenue but could reduce the amount of the Company's oil and natural gas that can be produced economically and could therefore have a material adverse effect on the Company's financial condition and results of operations. In order to reduce its exposure to price risks in the sale of its oil and natural gas, the Company enters into hedging arrangements from time to time. The Company's hedging arrangements apply to only a portion of its production and provide only limited price protection against fluctuations in the oil and natural gas markets. To the extent that the Company engages in such activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties."

     Ceiling Test Write-Offs. The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool, including estimated future development costs, are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and natural gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the sum of discounted estimated future net cash flows from proved oil and natural gas reserves (using unescalated prices and costs and a 10% per annum discount rate) and the lower of cost or market value of unproved properties after income tax effects (the "ceiling"), such excess costs are charged against earnings. The test is applied at the end of each fiscal quarter on a country-by-country basis and requires a write-down of oil and natural gas properties if the ceiling is exceeded, even if prices decline for only a short period. Once incurred, such a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. As of September 30, 1995, the Company recorded a $2.0 million write-down to the ceiling in the U.S. cost center due to low oil and natural gas prices. Excluding properties which are subject to agreements of sale, the non-U.S. cost centers in which the ceiling exceeded the Company's actual capitalized costs by the smallest amounts as of September 30, 1995 were Yemen ($3.4 million), the Congo ($6.6 million) and Colombia ($10.6 million). Significant downward revisions of the estimates of proved reserves or declines in oil and natural gas prices from those in effect on September 30, 1995 which are not offset by other factors could result in a write-down for impairment of oil and natural gas properties.

     Uncertainty of Reserve Estimates. The reserve data of the Company and Ryder Scott set forth in this Prospectus represent only estimates. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual experience. Reserves located outside the U.S. are often held pursuant to complex contractual arrangements with respective foreign governments, thus further complicating reserve estimates and creating the risk of conflicting contractual interpretations. For these reasons, estimates of economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

     The discounted estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the discounted estimated future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and actual discounted cash flow, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the calculation of the discounted estimated future net cash flows using a 10% discount per annum as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and natural gas industry in general. See "Business and Properties -- Reserves."

     Replacement of Reserves. In general, the rate of production from oil and natural gas properties declines as reserves are depleted. The rate of decline depends on reservoir characteristics and other factors. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the estimated proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production, and therefore cash flow and income, are highly dependent upon the Company's level of success in finding or acquiring additional reserves. The business of exploring for, developing and acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. See "Business and Properties -- Reserves."

     Economic Risks of Oil and Natural Gas Operations. The Company's oil and natural gas operations are subject to the economic risks typically associated with exploration, development, production and marketing activities, including significant expenditures required to locate and acquire producing properties and to drill exploratory, appraisal and development wells. In conducting exploration and development activities, the Company may drill unsuccessful wells and experience losses. There is no assurance that any discovered oil or natural gas can be economically produced or satisfactorily marketed. Moreover, the presence of unanticipated pressure or irregularities in formations or accidents may cause some or all of the Company's exploration, development and production activities to be unsuccessful, and could result in a total loss of the Company's investment in such activities. The Company's operations may be materially curtailed as a result of a number of factors, including lack of infrastructure, bad weather, title problems or shortages. In addition, certain of the Company's producing properties are subject to production limitations imposed by governmental or regulatory authorities or under contracts. Consequently, the Company's actual future production may be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company's financial condition or results of operations. See "Business and Properties."

     Oil and Natural Gas Transportation. A substantial portion of the Company's oil and most of its natural gas are transported through gathering systems and pipelines which are not owned by the Company. Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other oil or natural gas shippers that may or may not have priority transportation agreements. With the exception of pipeline curtailment relating to Block 16 and related fields in Ecuador in which the Company has an interest, see "Business and Properties -- Description of Non-U.S. Operations -- South America -- Republic of Ecuador," the Company has not experienced any material inability to market its proved reserves of oil or natural gas as a result of limited access to transportation space. If transportation space is materially restricted or is unavailable in the future, the Company's ability to market its oil or natural gas could be impaired and cash flow from the affected properties could be reduced, which could have a material adverse effect on the Company's financial condition or results of operations. See "Business and Properties -- Marketing."

     Limitation on Availability of Nonconventional Fuels Tax Credits. In the years 1992, 1993 and 1994, the Company generated $4.4 million, $5.6 million and $8.5 million, respectively, in tax credits under Section 29 of the Internal Revenue Code of 1986, as amended ("IRC"), for the production of natural gas from nonconventional sources ("Section 29 Credit"). Such tax credits were associated principally with its production of certain Antrim gas. Because the Company has been (and is expected to continue to be) included in the consolidated federal income tax return filed by CMS Energy, these Section 29 Credits have either been used currently to reduce the tax liability of the CMS Energy consolidated group or have created a minimum tax credit carryforward for use in future years. For 1995, it is expected that the Company will generate approximately $12 million of
Section 29 Credits; for 1996 through 2002, it is expected that the Company will generate Section 29 Credits averaging approximately $14 million annually. Under the Tax Sharing Agreement that has been entered into by CMS Energy and its subsidiaries (see "Relationship and Certain Transactions with CMS Energy -- Tax Sharing Agreement"), the Company will be paid for those Section 29 Credits which it generates as such credits are utilized (either as current year Section 29 Credits or minimum tax credits) by the CMS Energy consolidated group to reduce such group's consolidated regular tax liability. Although forecasts of the CMS Energy consolidated tax position indicate that the CMS Energy consolidated group is expected to generate sufficient regular tax liabilities such that the Company will be paid for its current Section 29 Credits beginning with Section 29 Credits for the 1995 taxable year and for the accumulated minimum tax credit carryforward allocated to the Company (approximately $27.2 million at December 31, 1994) over the next five years, there can be no assurance that this will be the case. If the taxable income of the CMS Energy consolidated group were to be less than projected, the payments for the Section 29 Credits would be deferred or eliminated. Moreover, if the Company were deconsolidated from the CMS Energy consolidated group, the Company's ability to realize any benefit from past or future Section 29 Credits would be materially restricted. The Company has no plans, and has been advised by CMS Energy that CMS Energy has no plans, to effect any transaction in the foreseeable future that would cause a deconsolidation of the Company from the CMS Energy consolidated group. Further, a limitation on the ability of the Company to realize Section 29 Credits, as a result of deconsolidation or otherwise, could substantially reduce the Company's discounted estimated future net cash flows from proved reserves, thereby increasing the likelihood of the Company being required to record a non-cash charge to earnings. See "Business and Properties -- Tax Matters" and "Business and Properties -- Reserves."

     Potential Dual Consolidated Loss Recapture. As a result of the Walter Acquisition and related transactions, CMS NOMECO acquired certain assets located in the Congo which, prior to such transactions, were owned by affiliates of Amoco Corporation ("Amoco"). As a result of certain agreements entered into in connection with the Walter Acquisition, CMS Energy and CMS NOMECO could become jointly and severally liable to Amoco or to the Internal Revenue Service for the recapture of "dual consolidated losses" utilized by Amoco in prior years if a "triggering event" were to occur with respect to such assets or with respect to the stock of Walter or certain of its subsidiaries. The amount of such potential liability could be up to $78.2 million, plus an interest factor thereon. However, CMS Energy has agreed to indemnify CMS NOMECO for such liability if the triggering event results from acts or omissions (i) of CMS Energy or any of its subsidiaries (other than CMS NOMECO) which occur after the initial sale of the Common Stock offered hereby; (ii) of CMS NOMECO or any of its subsidiaries if such acts or omissions are approved by the Board of Directors of CMS NOMECO, which approval includes the affirmative vote of a majority of the employees of CMS Energy or any of its subsidiaries (other than CMS NOMECO) who serve on CMS NOMECO's Board of Directors; or (iii) of any person if such acts or omissions occur prior to the initial sale of the Common Stock offered hereby. In return, CMS NOMECO has agreed to indemnify CMS Energy for any such dual consolidated loss tax liability if the triggering event results from acts or omissions of CMS NOMECO on or after the date of the initial sale of the Common Stock offered hereby which have not been approved by the Board of Directors of CMS NOMECO in the manner described in the preceding sentence. CMS NOMECO's subsidiary, Walter (now named CMS NOMECO International, Inc.), could also be secondarily liable to Amoco for up to $59.0 million in potential recapture tax, plus an interest factor thereon, if

Nuevo Energy Company ("Nuevo"), an unaffiliated company, were to fail to satisfy its potential liability to Amoco with respect to the recapture of dual consolidated losses relating to certain other assets located in the Congo acquired by Nuevo's affiliate from an affiliate of Amoco simultaneously with Walter's acquisition of its Congolese assets. Because the net assets of Nuevo currently appear to be adequate to satisfy any obligation which Nuevo may have with respect to such other assets, CMS NOMECO believes that it is unlikely that Walter would have to make a payment to satisfy its secondary liability, although there can be no assurance that this will be the case. However, if Walter were required to make such a payment, it would have a claim against Nuevo, but would not be able to recover such payment from CMS Energy under the above-described indemnity. See "Business and Properties -- Tax Matters -- Dual Consolidated Losses."

     In addition, as a result of another acquisition, CMS NOMECO has agreed to become jointly and severally liable for potential tax liability in a lesser amount as the result of the recapture of other dual consolidated losses if triggering events were to occur after such acquisition. Such liability is not subject to the above-described CMS Energy indemnity. See "Business and Properties -- Tax Matters -- Dual Consolidated Losses."

     Risks of Non-U.S. Operations. The Company's non-U.S. oil and natural gas exploration, development and production activities are subject to political and economic uncertainties, expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrection. Consequently, the Company's non-U.S. exploration, development and production activities may be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company's financial condition or results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, the Company may be subject to the exclusive jurisdiction of courts outside the U.S. or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., which could adversely affect the outcome of such dispute. See "Business and Properties -- Governmental Regulation."

     Risk of Ecuador Contract Renegotiation. Production from Block 16 and related fields in the Oriente Basin of the Ecuadorian Amazon region has steadily increased since start-up in mid-1994, with new wells and fields continuing to be brought on stream. As of June 30, 1995, these fields represented approximately 14.1% of the Company's estimated total proved reserves of oil and natural gas on a Boe basis. With lower worldwide oil prices and increases in total project costs reducing the overall economic benefit of these fields to the Ecuadorian government, the Ministry of Energy and Mines in Ecuador has notified the members of the consortium with interests in such fields that they should investigate alternatives for improving project economics to the Ecuadorian government, including the renegotiation of the service contract governing the Company's interest in these fields. The Ecuadorian government has significant leverage to force changes due to its broad governmental and regulatory powers. Authorizations have been and may in the future be withheld and/or delayed to the economic detriment of the consortium unless the discussions are productive. Discussions with the Ecuadorian government concerning various alternatives began in late September 1995 and will likely continue for the next several months. The Company cannot currently predict what impact, if any, these discussions will have on the project's economics, and there can be no assurance that these discussions or their outcome will not have a material adverse effect on the Company's estimated reserves, financial condition or results of operations. See "Business and Properties -- Description of Non-U.S. Operations -- South America -- Republic of Ecuador."

     Operational Risks and Insurance. The oil and natural gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The Company's offshore operations also are subject to the additional hazards of marine operations, such as severe weather, capsizing and collision. In addition, the Company may be legally responsible for environmental damages caused by previous owners of property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the Company's financial condition or results of operations. See "Business and Properties -- Operational Risks and Insurance" and "Business and Properties -- Environmental Matters."

     Governmental Regulation. The Company's exploration, development, production and marketing operations are subject to regulation at the federal, state and local levels in the U.S. and by other countries in which the Company conducts business, including regulation relating to such matters as the exploration for and the development, production, marketing, pricing, transmission and storage of oil and natural gas, as well as environmental and safety matters. Failure to comply with such regulations could result in substantial liabilities to third parties or governmental entities, the payment of which could have a material adverse effect on the Company's financial condition or results of operations. Moreover, there is no assurance that laws or regulations enacted in the future or the modification of existing laws or regulations will not adversely affect the Company's exploration for or development, production or marketing of oil or natural gas. See "Business and Properties -- Governmental Regulation."

     Environmental Matters. Extensive federal, state and local laws and regulations relating to health and environmental quality in the United States as well as environmental laws and regulations of other countries in which the Company operates affect nearly all of the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and off-site locations. In addition, special provisions may be appropriate or required in environmentally sensitive non-U.S. areas of operation, such as the rain forests in Ecuador where the Company has substantial interests.

     Significant liability could be imposed on the Company for damages, clean-up costs and/or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Company or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Company's financial condition or results of operations. Moreover, the Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by the Company for the installation and operation of systems and equipment for remedial measures, all of which could have a material adverse effect on the Company's financial condition or results of operations. See "Business and Properties -- Environmental Matters."

     Competition. The oil and natural gas industry is highly competitive. The Company faces competition in all aspects of its business, including acquiring reserves, leases, licenses and concessions, obtaining the equipment and labor needed to conduct its operations and marketing its oil and natural gas. The Company's competitors include multinational energy companies, government-owned oil and natural gas companies, other independent oil and natural gas concerns and individual producers and operators. Because both oil and natural gas are fungible commodities, the principal form of competition with respect to product sales is price competition. Many competitors have financial and other resources substantially greater than those available to the Company and, accordingly, may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of the Company's larger competitors may be better able to respond to factors such as changes in worldwide oil or natural gas prices or levels of production, the cost and availability of alternative fuels or the application of government regulations, which affect demand for the Company's oil and natural gas production and which are beyond the control of the Company. Moreover, many competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. The Company expects this high degree of competition to continue. See "Business and Properties -- Competition."

     Legal Proceedings. On December 18, 1987, Tribal Drilling Company and certain other plaintiffs, including J. Stuart Hunt, an affiliate of Tribal and a director of the Company, filed a lawsuit in Dallas County, Texas (the "Dallas County Lawsuit"), seeking, among other things, (i) a declaratory judgment against Heritage Resources, Inc. ("Heritage") to the effect that Heritage was not qualified to serve as the operator of Sections 21, 22 and 23 of the Crittendon Field in Winkler County, Texas, that Heritage had been properly removed as operator pursuant to a vote of non-operator working interest owners and that Tribal was the duly elected replacement operator and (ii) damages against Heritage and certain related parties in connection with Heritage's alleged failure to carry out its obligations as operator of Sections 21, 22 and
23. The Company owns non-operating working interests in Sections 21 and 23 of the Crittendon Field, but has no interest in Section 22 of such field. The Company was not originally a plaintiff in the Dallas County Lawsuit, but pursuant to a court order to join all indispensable parties, on April 20, 1988, plaintiffs filed an amended petition which included the Company as one of the plaintiffs. Heritage and certain related parties subsequently filed counterclaims against all of the approximately 20 plaintiffs in the Dallas County Lawsuit, including the Company, alleging various causes of action, including without limitation claims for breach of contract, slander of title, tortious interference with contract, tortious interference with business relations, fraud, conspiracy and intentional infliction of emotional distress. In the Dallas County Lawsuit, Heritage seeks approximately $100 million in actual damages, exemplary damages not to exceed $1 billion, attorneys' fees and declaratory relief. Trial of the Dallas County Lawsuit, including counterclaims, is currently scheduled for May 1996.

     On December 18, 1987, Heritage and certain related parties filed two separate lawsuits, since consolidated, in Winkler County, Texas (the "Winkler County Lawsuit"), against certain but not all non-operator working interest owners of Sections 21 and 22 of the Crittendon Field. The Company was not a party to the Winkler County Lawsuit. In the Winkler County Lawsuit, the plaintiffs in many respects alleged the same course of conduct that is the subject of the Dallas County Lawsuit, including Heritage's counterclaims. In October 1992, a jury in the Winkler County Lawsuit returned a special verdict in favor of plaintiffs and against the defendants in that litigation in an aggregate amount in excess of $80 million plus attorneys' fees in excess of $20 million. Certain defendants subsequently entered into a settlement with the plaintiffs and the non-settling plaintiffs have appealed the judgments in the Winkler County Lawsuit to the Texas Court of Appeals in El Paso, Texas. The Court of Appeals has indicated that it may rule on the appeal by late 1995 or early 1996.

     The Company believes that it has meritorious defenses to the counterclaims in the Dallas County Lawsuit and intends to defend itself vigorously in such lawsuit. Nonetheless, the outcome of a jury trial is difficult to predict, and there can be no assurance that the resolution of Heritage's counterclaims against the Company will not have a material adverse effect on the Company's financial condition or results of operations. See "Business and Properties -- Legal Proceedings."

     Acquisition Risks. The Company's rapid growth in recent years has been attributable in significant part to acquisitions of producing properties. After the Offering, the Company expects to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms management considers favorable to the Company. The successful acquisition of producing properties requires an assessment of recoverable reserves, exploration potential, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices. Nonetheless, the resulting assessments are necessarily inexact and their accuracy inherently uncertain, and such a review may not reveal all existing or potential problems nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

     The Recent Acquisitions have been made initially by CMS Energy using common stock of CMS Energy, with the acquired companies subsequently transferred by CMS Energy, through CMS Enterprises, to the Company. Such acquisitions have generally been structured to be tax-free to the sellers. This method may not be replicated in the future, and acquisitions structured in this manner, if any, would likely require the issuance of additional Common Stock to CMS Energy or to CMS Enterprises which would result in a dilution of the ownership interest of the public holders of Common Stock. The issuance by the Company of a significant amount of its Common Stock as consideration to a seller could result in certain adverse consequences, such as the Company being deconsolidated from the CMS Energy consolidated group for federal income tax purposes. See "Business and Properties -- Tax Matters -- Dual Consolidated Losses" and "Business and Properties -- Tax Matters -- Section 29 Credits." Accordingly, it is unlikely that the Company would issue shares of its Common Stock to the sellers in an amount sufficient to cause a deconsolidation in order to make an acquisition. If the seller were to require a tax-free transaction requiring Common Stock of the Company, it may be possible for the Company to use cash on hand and/or cash available under its credit facilities or other sources to acquire shares of its Common Stock in the open market to effect such a transaction. If a transaction could not be structured to be tax-free, a seller may be unwilling to consummate a sale or may require greater consideration than if the transaction were tax free. No assurance can be given that the Company will have sufficient cash resources to consummate large acquisitions in the future.

     Principal Stockholder Will Effectively Control the Company. After the
Offering, CMS Enterprises will own approximately      % of the issued and
outstanding Common Stock of the Company (     % if the Underwriters exercise
their over-allotment option in full). As a result, CMS Enterprises, and its parent company, CMS Energy, will be able to elect all members of the Board of Directors of the Company and to control all matters submitted to a vote of the Board of Directors or stockholders, including without limitation the Company's exploration, development, capital, operating and acquisition expenditure plans. The Board of Directors is currently comprised of eleven members, six of whom are directors or current or former officers of CMS Energy, CMS Enterprises or the Company. Such concentration of ownership of Common Stock may have an adverse effect on the market price of the Common Stock. See "Ownership of Capital Stock" and "Relationship and Certain Transactions with CMS Energy."

     Potential Conflicts Involving CMS Energy and its Affiliates. The Company and CMS Energy and certain of its other subsidiaries have entered into certain agreements, including a tax sharing agreement, services agreements and a registration rights agreement, to provide for certain transactions and relationships between the parties. The Company and CMS Energy and its other affiliates may enter into other material transactions and agreements from time to time in the future.

     The relationship between the Company and CMS Energy and its other affiliates may give rise to conflicts of interest with respect to, among other things, transactions and agreements among the Company and CMS Energy and its other affiliates, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by the Company. When the interests of CMS Energy and its other subsidiaries diverge from those of the Company, CMS Energy may exercise its influence in favor of its own interests or the interests of another of its subsidiaries over the interests of the Company. See "Relationship and Certain Transactions with CMS Energy."

     Dividends. The Company has not paid cash dividends on its Common Stock since 1989 and has no current plans to pay cash dividends on its Common Stock in the proximal future. The Company currently intends to retain its cash for the continued expansion of its business, including exploration, development and acquisition activities. See "Dividend Policy."

     No Prior Market and Determination of Public Offering Price. Prior to the Offering, there has been no public market for shares of the Common Stock, and there can be no assurance that an active public market for such shares will develop or be sustained. The initial offering price for the Common Stock has been determined by negotiation among the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade following completion of the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Common Stock could also be subject to significant fluctuation in response to variations in results of operations and other factors.

     Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market, whether issued in connection with acquisitions or otherwise, following the Offering could adversely affect the market price of the Common Stock. The Company, CMS Enterprises and CMS Energy have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date days after the date of this Prospectus, none of them will offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing or contemplated on the date of this Prospectus and for certain other purposes) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of
              . The sale of shares upon the expiration of such period, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of Common Stock. See "Shares Eligible for Future Sale."

                                  THE COMPANY

     The Company is an independent oil and natural gas company engaged in the exploration, development, acquisition and production of oil and natural gas properties in the U.S. and seven other countries (excluding two countries where the Company has properties subject to agreements of sale). Formed in 1967 to explore and develop leaseholdings located solely in Michigan, the Company has greatly expanded to become an international oil and natural gas company. In large part as a result of acquisitions and development activities, the Company has more than doubled both its estimated proved reserves and its production of oil and natural gas since January 1, 1992. As of June 30, 1995, the Company had estimated proved reserves of 118.6 MMBoe, consisting of 68.9 MMBbls of oil (97.0% of which were located outside the U.S.) and 298.1 Bcf of natural gas (94.5% of which were located in the U.S.). Approximately 64.7% of the Company's estimated proved reserves on such date were classified as proved developed. The Company's oil-producing assets are concentrated in South America (Ecuador, Venezuela and Colombia) and offshore West Africa (the Congo and Equatorial Guinea), and the Company's gas-producing assets are concentrated in Michigan, the Gulf Coast region and the Gulf of Mexico.

     The Company is an indirect subsidiary of CMS Energy. CMS Enterprises owns all of the outstanding stock of the Company and CMS Energy owns all of the outstanding common stock of CMS Enterprises. CMS Energy is a major international energy company with electric utility operations, natural gas utility operations, gas transmission and marketing, independent power production and, through the Company, oil and natural gas exploration, development and production.

     The Company's principal offices are located at One Jackson Square, Jackson, Michigan 49201. The Company's telephone number is (517) 787-9011.

                                USE OF PROCEEDS

     The net proceeds from the Offering are estimated to be $     million after
deducting underwriting discounts and commissions and estimated expenses ($ million if the over-allotment option is exercised in full). The Company intends to use the estimated net proceeds (i) to repay the indebtedness of the Company under a promissory note which, after giving effect to certain anticipated post-closing adjustments, is expected to be in the principal amount of approximately $62.6 million issued in connection with the Terra Acquisition and currently held by CMS Energy (the "Terra Note") and a promissory note in the principal amount of approximately $6.5 million issued to CMS Energy in connection with the Walter Acquisition (the "Walter Note" and, together with the Terra Note, the "CMS Notes"); and (ii) for general corporate purposes, which may include repayment of a portion of the Company's indebtedness ($113.3 million as of September 30, 1995) under its three year unsecured bank credit facility established under the Amended and Restated Credit Agreement dated as of November 1, 1993, as amended, among the Company, NBD Bank, as Agent, and the Banks named therein (the "Credit Agreement"). The Company issued the Terra Note to CMS Enterprises, which in turn assigned it to CMS Energy, in connection with the transfer by CMS Energy of the common stock of Terra to CMS Enterprises and then by CMS Enterprises to the Company, and the Company issued the Walter Note to CMS Energy in connection with the repayment of $6.6 million of indebtedness of Walter immediately after the consummation of the Walter Acquisition. The CMS Notes bear interest at the rate of LIBOR plus 2% and have a maturity date of November 1, 1999. See "Business and Properties -- Terra Acquisition," "Business and Properties -- Walter Acquisition" and "Relationship and Certain Transactions with CMS Energy." Advances under the Credit Agreement during the past year were used primarily for capital expenditures, property acquisitions and working capital. The average rate of interest on indebtedness under the Credit Agreement was 7.2% per annum as of September 30, 1995 and such indebtedness is due on November 1, 1996. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest bearing obligations of investment grade.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock since 1989 and has no current plans to pay cash dividends on its Common Stock in the proximal future. The Company currently intends to retain its cash for the continued expansion of its business, including exploration, development and acquisition activities. The amount of future cash dividends, if any, will depend upon future earnings, results of operations, capital requirements, covenants contained in various financing agreements of the Company, the financial condition of the Company and certain other factors as the Board of Directors deems relevant.

                                    DILUTION

     The net tangible book value of the Company at September 30, 1995 was $341.1 million, or $14.21 per share. Net tangible book value per share of Common Stock represents the amount of the Company's tangible net worth (tangible assets less liabilities) divided by the total number of shares of Common Stock outstanding.
After giving effect to the sale by the Company of      shares of Common Stock
offered hereby at an assumed offering price of $     per share and the
application of the estimated net proceeds therefrom, the adjusted net tangible
book value of the Company at September 30, 1995 would have been $     million,
or $     per share. This represents an immediate dilution in net tangible book
value of $     per share to purchasers of Common Stock in the Offering, as illustrated by the following table:

        Assumed initial public offering price per share..............             $
                                                                                  ------
          Net tangible book value per share at September 30, 1995....   $14.21
                                                                        ------
          Increase per share attributable to new investors...........
                                                                        ------
        Net tangible book value per share after the Offering.........
                                                                                  ------
        Dilution per share to new investors..........................             $
                                                                                  ======

Dilution is determined by subtracting the net tangible book value per share after giving effect to the Offering from the initial public offering price per share paid by a purchaser of Common Stock in the Offering.

     The following table sets forth, as of September 30, 1995, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by the Company's sole existing stockholder, CMS Enterprises, and by new investors:

                                              SHARES PURCHASED            TOTAL CONTRIBUTION
                                          -------------------------    -------------------------    AVERAGE PRICE
                                              NUMBER        PERCENT        AMOUNT        PERCENT      PER SHARE
                                          (IN THOUSANDS)               (IN THOUSANDS)
CMS Enterprises........................       24,000             %        $                   %        $
New Investors..........................
                                              ------          ---         --------         ---         -------
     Total.............................                          %        $                   %        $
                                              ======          ===         ========         ===         =======

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1995 and as adjusted to reflect the sale of the shares of Common Stock offered hereby and the application of the assumed net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Consolidated Financial Information" and the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

                                                                          AS OF SEPTEMBER 30, 1995
                                                                        ----------------------------
                                                                        HISTORICAL    AS ADJUSTED(1)
                                                                                (UNAUDITED)
                                                                           (DOLLARS IN THOUSANDS)
Long-Term Debt:
  CMS Energy.........................................................    $  67,840       $     --
  Credit Agreement...................................................      113,300        100,140
  Other(2)...........................................................       17,908         17,908
                                                                          --------       --------
       Total.........................................................      199,048        118,048
Stockholders' Equity:
  Common Stock, no par value, 55,000,000 shares authorized;
     24,000,000 shares issued and outstanding;            shares
     issued and outstanding as adjusted(3)...........................      169,726        250,726
  Preferred stock, issuable in series, 5,000,000 shares authorized,
     no shares issued and outstanding................................           --             --
  Retained earnings..................................................      171,363        171,363
                                                                          --------       --------
       Total stockholders' equity....................................      341,089        422,089
                                                                          --------       --------
       Total capitalization..........................................    $ 540,137       $540,137
                                                                          ========       ========

-------------------------
(1) Adjusted to reflect the application of assumed net proceeds of $81.0 million from the Offering.

(2) "Other" debt consists of (i) OPIC guaranteed loans relating to project financing in Equatorial Guinea and the Congo in the amount of $14.2 million and (ii) $3.7 million of debt assumed in the Terra Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Activities."

(3) Reflects an approximate 1.644 for 1.0 stock split of the Common Stock of the Company effected October 25, 1995.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     In August 1995, CMS Energy acquired Terra for aggregate consideration of approximately $63.6 million, payable in common stock of CMS Energy. Immediately after consummation of such acquisition, the stock of Terra was transferred to the Company. In connection with the Terra Acquisition, the Company issued the Terra Note currently held by CMS Energy and recorded a $1.0 million capital contribution. The Company used the purchase method to account for this transaction. See "Business and Properties -- Recent Developments -- Terra Acquisition."

     In February 1995, CMS Energy acquired Walter for a purchase price of approximately $28.4 million plus assumed indebtedness of $18.3 million. Immediately after consummation of such acquisition, the stock of Walter was contributed to the Company, and the Company issued the Walter Note to fund repayment of $6.5 million of the assumed indebtedness of Walter. Shortly prior to the acquisition of Walter by CMS Energy, Walter had acquired Amoco Congo Exploration Company ("ACEC"), and an unaffiliated company had acquired Amoco Congo Petroleum Company ("ACPC" and together with ACEC, the "Amoco Congo Companies"), from Amoco Production Company ("APC"), a subsidiary of Amoco. The Company used the purchase method to account for this transaction. See "Business and Properties -- Recent Developments -- Walter Acquisition."

     The unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 1994 gives effect to the Terra Acquisition and the Walter Acquisition and to the application of the assumed net proceeds from the Offering as if all such transactions had been consummated as of January 1, 1994. The unaudited Pro Forma Consolidated Statement of Income for the nine months ended September 30, 1995 gives effect to the Terra Acquisition and the Walter Acquisition and to the application of the assumed net proceeds from the Offering as if all such transactions had been consummated as of January 1, 1995. The unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1995 gives effect to the application of the assumed net proceeds from the Offering as if such transaction had been consummated as of September 30, 1995. See "Use of Proceeds."

     The Pro Forma Consolidated Financial Statements of the Company do not purport to be indicative of the results of operations of the Company had such transactions occurred on the dates assumed, nor are the Pro Forma Consolidated Financial Statements necessarily indicative of the future results of operations of the Company. The Pro Forma Consolidated Financial Statements should be read together with the Consolidated Financial Statements of the Company and those relating to the Recent Acquisitions, including the Notes thereto, included elsewhere in this Prospectus.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
CMS NOMECO Oil & Gas Co.:

     We have examined the pro forma adjustments reflecting the transactions described in the Notes to Pro Forma Consolidated Statement of Income for the year ended December 31, 1994 (the "December 31, 1994 Notes") and the application of those adjustments to the historical amounts in the accompanying Pro Forma Consolidated Statement of Income of CMS NOMECO Oil & Gas Co. (the "Company") for the year ended December 31, 1994. The historical amounts are derived from the historical consolidated financial statements of the Company, CMS NOMECO International Inc. (formerly Walter International, Inc., "CMS NOMECO International") and Terra Energy, Ltd. ("Terra"), which were audited by us, and of Amoco Congo Exploration and Petroleum Companies (the "Amoco Congo Companies"), which were audited by other accountants, all appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions described in the December 31, 1994 Notes. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included such procedures as we considered necessary in the circumstances.

     We have reviewed the pro forma adjustments reflecting the transactions described in the Notes to Pro Forma Consolidated Statement of Income for the Nine Months Ended September 30, 1995, and the Notes to Pro Forma Consolidated Balance Sheet as of September 30, 1995 (collectively, the "September 30, 1995 Notes") and the application of those adjustments to the historical amounts in the accompanying Pro Forma Consolidated Statement of Income for the nine months ended September 30, 1995, and the Pro Forma Consolidated Balance Sheet as of September 30, 1995. The historical amounts are derived from the historical unaudited consolidated financial statements of the Company, which were reviewed by us, of the Amoco Congo Companies, which were reviewed by other accountants, of Terra and CMS NOMECO International all appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in the September 30, 1995 Notes. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included such procedures as we considered necessary in the circumstances.

     The objective of the Pro Forma Consolidated Financial Statements referred to above is to show what the significant effects on the historical financial information might have been had the transactions occurred at an earlier date. However, the Pro Forma Consolidated Financial Statements are not necessarily indicative of the results of operations, or related effects on financial position, that would have been attained had the above-mentioned transactions actually occurred earlier.

     In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the December 31, 1994 Notes, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma combined column reflects the proper application of those adjustments to the historical amounts in the Pro Forma Consolidated Statement of Income for the year ended December 31, 1994.

     A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the Pro Forma Consolidated Statement of Income for the nine months ended September 30, 1995, and the Pro Forma Consolidated Balance Sheet as of September 30, 1995. Based on our review, however, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the September 30, 1995 Notes, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma combined column does not reflect the proper application of those adjustments to the historical financial statement amounts in the Pro Forma Consolidated Statement of Income for the nine months ended September 30, 1995, and the Pro Forma Consolidated Balance Sheet as of September 30, 1995.

                                          Arthur Andersen LLP

Detroit, Michigan,
October 16, 1995.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                     PRO FORMA ADJUSTMENTS
                                        COMPANY         TERRA          WALTER      -------------------------     PRO FORMA
                                       HISTORICAL   HISTORICAL(1)   PRO FORMA(2)   ACQUISITIONS     OFFERING     COMBINED
                                                                           (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
  Oil and condensate..................  $ 26,831       $   433        $ 22,583                                    $49,847
  Natural gas.........................    39,904         4,042              --                                     43,946
  Gain on sales of assets.............        --        12,423              --       $(12,423)(3)                      --
  Other operating.....................    12,333         4,238             148                                     16,719
                                        --------       -------        --------       --------        ------       -------
                                          79,068        21,136          22,731        (12,423)                    110,512
Operating Expenses:
  Depreciation, depletion and
    amortization......................    34,919         2,852           4,944         (2,689)(3)                  40,026
  Cost center write-offs..............     5,612            --              --                                      5,612
  Operating and maintenance...........    19,323         1,005           6,854                                     27,182
  General and administrative..........     6,345         3,744           3,881         (4,600)(4)    $  500(5)      9,870
  Production and other taxes..........     3,838           279              --                                      4,117
  Costs of products sold..............       973            --              --                                        973
  Other...............................        --           401              --                                        401
                                        --------       -------        --------       --------        ------       -------
                                          71,010         8,281          15,679         (7,289)          500        88,181
Pretax operating income...............     8,058        12,855           7,052         (5,134)         (500)       22,331
  Write-down of notes receivable......        --        (1,451)             --                                     (1,451)
  Other income........................       239           696              53                                        988
  Interest expense, net...............     4,023            64             210                         (869)(6)     3,428
                                        --------       -------        --------       --------        ------       -------
Income before income taxes and
  minority interest...................     4,274        12,036           6,895         (5,134)          369        18,440
  Minority interest in subsidiary.....        --           217              --                                        217
  Income tax provision (benefit)......    (5,523)        2,411              14         (1,797)(7)       129(7)     (4,766)
                                        --------       -------        --------       --------        ------       -------
Net income............................  $  9,797       $ 9,408        $  6,881       $ (3,337)       $  240       $22,989
                                        ========       =======        ========       ========        ======       =======
Net income per common share...........  $   0.41
                                        ========                                                                  =======
Average common shares outstanding
  (000)...............................    24,000                                                           (8)
                                        ========                                                     ======       =======

-------------------------

Notes to Pro Forma Consolidated Statement of Income for the Year Ended December 31, 1994:

(1) The Company acquired Terra in August 1995. This column represents the historical consolidated results of operations of Terra for the twelve months ended December 31, 1994. See the Consolidated Financial Statements of Terra included elsewhere in this Prospectus.

(2) The Company acquired Walter in February 1995. Walter and an unrelated company acquired the respective Amoco Congo Companies on the business day prior to the Company's acquisition of Walter. This column reflects the pro forma consolidated results of operations of Walter after giving effect to Walter's effective interest in the assets of the Amoco Congo Companies for the twelve months ended December 31, 1994. See the Pro Forma Consolidated Financial Statements of Walter and the Amoco Congo Companies included elsewhere in this Prospectus.

(3) Adjustment to conform to the full cost method of accounting used by the Company and to reflect the depreciation, depletion and amortization of oil and gas properties of the Company and Terra, using the full cost method, based on the aggregate consideration for the Terra Acquisition of $63.6 million.

(4) Historical general and administrative expenses for the twelve months ended December 31, 1994 have been adjusted by estimated expense reductions of $0.5 million associated with the combination of the operations of the Company and Terra. Such expenses have also been adjusted to reflect the elimination of $4.1 million of pre-acquisition employee bonuses recorded on the books of Terra as of December 31, 1994.

(5) Historical general and administrative expenses for the twelve months ended December 31, 1994 have been adjusted by estimated incremental general and administrative expenses expected to be associated with the Company becoming a publicly traded entity.

(6) Adjustment to reflect the application of assumed net proceeds of $81.0 million from the Offering to repay an aggregate of $81.0 million in debt (and the corresponding reduction of interest expense), including debt incurred in connection with the Recent Acquisitions.

(7) Adjustment of income tax expense to reflect the combined results of operations.

(8) Adjustment to reflect the issuance of             shares of Common Stock in
    the Offering.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                                                 PRO FORMA ADJUSTMENTS
                                   COMPANY          TERRA          WALTER      -------------------------     PRO FORMA
                                HISTORICAL(1)   HISTORICAL(2)   PRO FORMA(3)   ACQUISITIONS     OFFERING     COMBINED
                                                                     (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
  Oil and condensate...........   $  45,423        $   373         $2,592                                    $ 48,388
  Natural gas..................      32,927          2,236             --                                      35,163
  Gain on sales of assets......          --          2,356             --        $ (2,356)(4)                      --
  Other operating..............      17,738          4,166             --                                      21,904
                                  ---------        -------         ------        --------       --------     --------
                                     96,088          9,131          2,592          (2,356)                    105,455
Operating Expenses:
  Depreciation, depletion and
    amortization...............      34,072          1,224            432            (560)(4)                  35,168
  Cost center write-offs.......       2,184             --             --                                       2,184
  Operating and maintenance....      23,204            378            534                                      24,116
  General and administrative...       5,609         15,657            306         (16,063)(5)   $    375(6)     5,884
  Production and other taxes...       3,463            267              5                                       3,735
  Costs of products sold.......         773             --             --                                         773
  Other........................          --            217             --                                         217
                                  ---------        -------         ------        --------       --------     --------
                                     69,305         17,743          1,277         (16,623)           375       72,077
Pretax operating income
  (loss).......................      26,783         (8,612)         1,315          14,267           (375)      33,378
  Other income (expense).......         522            541              5                                       1,068
  Interest expense, net........       6,455             36             27                         (1,394)(7)    5,124
                                  ---------        -------         ------        --------       --------     --------
Income (loss) before income
  taxes........................      20,850         (8,107)         1,293          14,267          1,019       29,322
  Income tax provision
    (benefit)..................         386             10             --           1,236(8)         357(8)     1,989
                                  ---------        -------         ------        --------       --------     --------
Income (loss) before
  extraordinary item...........      20,464         (8,117)         1,293          13,031            662       27,333
Extraordinary item, early
  retirement of debt, net......        (987)            --             --              --             --         (987)
                                  ---------        -------         ------        --------       --------     --------
Net income (loss)..............   $  19,477        $(8,117)        $1,293        $ 13,031       $    662     $ 26,346
                                  =========        =======         ======        ========       ========     ========
Net income per common share....   $    0.81                                                                  $
                                  =========                                                                  ========
Average common shares
  outstanding (000)............      24,000                                                             (9)
                                                                                                ========     ========

-------------------------
Notes to Pro Forma Consolidated Statement of Income for the Nine Months Ended September 30, 1995:

(1) This column includes the historical results of operations of the Company, including Walter for the eight months ended September 30, 1995 and Terra for the two months ended September 30, 1995. See Consolidated Financial Statements of the Company and Pro Forma Consolidated Financial Statements of Walter included elsewhere in this Prospectus.

(2) The Company acquired Terra in August 1995. This column represents the historical consolidated results of operations of Terra for the seven months ended July 31, 1995. See the Consolidated Financial Statements of Terra included elsewhere in this Prospectus.

(3) The Company acquired Walter in February 1995. Walter and an unrelated company acquired the respective Amoco Congo Companies on the business day prior to the Company's acquisition of Walter. This column reflects the pro forma consolidated results of operations of Walter after giving effect to Walter's effective interest in the assets of the Amoco Congo Companies for the month ended January 31, 1995. See the Pro Forma Consolidated Financial Statements of Walter included elsewhere in this Prospectus.

(4) Adjustment to conform to the full cost method of accounting used by the Company, and to reflect the depreciation, depletion and amortization of oil and gas properties of the Company and Terra, using the full cost method, based on the aggregate consideration for the Terra Acquisition of $63.6 million.

(5) Historical general and administrative expenses for the seven months ended July 31, 1995 have been adjusted by estimated expense reductions of $375,000 associated with the combination of the operations of the Company and Terra. The expenses have also been adjusted to reflect the elimination of pre-acquisition employee bonuses and compensation relating to the exercise of stock options recorded on the books of Terra as of July 31, 1995.

(6) Historical general and administrative expenses for the nine months ended September 30, 1995 have been adjusted by estimated incremental general and administrative expenses expected to be associated with the Company becoming a publicly traded entity.

(7) Adjustment to reflect the application of assumed net proceeds of $81.0 million from the Offering to repay an aggregate of $81.0 million of debt (and the corresponding reduction of interest expense), including debt incurred in connection with the Recent Acquisitions.

(8) Adjustment of income tax expense to reflect the combined results of operations.

(9) Adjustment to reflect the issuance of       shares of Common Stock in the
    Offering.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1995

                                                           COMPANY          PRO FORMA       PRO FORMA
                                                        HISTORICAL(1)      ADJUSTMENTS      COMBINED
                                                                         (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
                       ASSETS
Current Assets:
  Cash...............................................     $   5,255         $               $   5,255
  Temporary cash investments.........................         3,813                             3,813
  Accounts receivable................................        69,074                            69,074
  Other..............................................        13,200                            13,200
                                                          ---------          --------       ---------
                                                             91,342                            91,342
Investments and other assets.........................        23,121                            23,121
Property, plant and equipment, at cost...............     1,073,981                         1,073,981
  Less accumulated depreciation, depletion
     and amortization................................      (526,038)                         (526,038)
                                                          ---------          --------       ---------
                                                            547,943                           547,943
                                                          ---------          --------       ---------
Total assets.........................................     $ 662,406         $               $ 662,406
                                                          =========          ========       =========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt...............     $   6,677         $               $   6,677
  Accounts payable...................................        49,308                            49,308
  Accrued interest...................................         1,171                             1,171
  Accrued taxes and other............................         9,215                             9,215
                                                          ---------          --------       ---------
                                                             66,371                            66,371
Long-term debt.......................................       192,371           (81,000)(2)     111,371
Deferred Credits:
  Deferred income taxes..............................        54,590                            54,590
  Other..............................................         7,985                             7,985
                                                          ---------          --------       ---------
                                                             62,575                            62,575
Stockholders' Equity:
  Common stock.......................................       169,726            81,000(2)      250,726
  Retained earnings..................................       171,363                           171,363
                                                          ---------          --------       ---------
                                                            341,089            81,000         422,089
                                                          ---------          --------       ---------
Total liabilities and stockholders' equity...........     $ 662,406         $      --       $ 662,406
                                                          =========          ========       =========

-------------------------
Notes to Pro Forma Consolidated Balance Sheet as of September 30, 1995:

(1) The Company's historical consolidated balance sheet includes the balances of Terra and Walter as of September 30, 1995. See the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(2) Adjustment to reflect the application of assumed net proceeds of $81.0 million from the Offering, including the repayment of $81.0 million in debt, including debt incurred in connection with the Recent Acquisitions, and to
    reflect the issuance of         shares of Common Stock for the Offering.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table presents selected historical consolidated financial data of the Company as of the dates and for the periods indicated. The historical consolidated financial data as of and for each of the five years in the period ended December 31, 1994 are derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP, independent certified public accountants. The historical consolidated financial data as of and for the nine months ended September 30, 1994 and 1995 are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and those relating to the Recent Acquisitions, including the Notes thereto, included elsewhere in this Prospectus. The results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be achieved for the full year ending December 31, 1995.

                                                                                                          NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                             --------------------------------------------------------    --------------------
                                               1990        1991        1992        1993        1994        1994        1995
                                                                                                             (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
  Operating Revenues:
    Oil and condensate.....................  $ 30,316    $ 24,381    $ 26,553    $ 26,635    $ 26,831    $ 18,479    $ 45,423
    Natural gas............................    34,866      36,577      34,391      40,995      39,904      30,550      32,927
    Other operating........................     6,244       7,546       8,408       6,275      12,333      10,107      17,738
                                             --------    --------    --------    --------    --------    --------    --------
                                               71,426      68,504      69,352      73,905      79,068      59,136      96,088
Operating Expenses:
  Depreciation, depletion and
    amortization...........................    25,890      27,302      32,566      35,605      34,919      25,358      34,072
  Cost center write-offs...................     8,176       5,339       5,744       9,648       5,612         452       2,184
  Operating and maintenance................     9,326      11,618      13,476      15,005      19,323      14,050      23,204
  General and administrative...............     4,510       4,525       4,489       5,599       6,345       4,346       5,609
  Production and other taxes...............     4,528       4,134       3,997       4,221       3,838       3,010       3,463
  Cost of products sold and other..........     2,440       1,256       1,427       1,127         973         682         773
                                             --------    --------    --------    --------    --------    --------    --------
                                               54,870      54,174      61,699      71,205      71,010      47,898      69,305
Pretax operating income....................    16,556      14,330       7,653       2,700       8,058      11,238      26,783
Other income...............................       331         363         163         382         239         152         522
Interest expense, net......................     5,007       4,314       4,954       3,844       4,023       2,624       6,455
                                             --------    --------    --------    --------    --------    --------    --------
Income (loss) before income taxes..........    11,880      10,379       2,862        (762)      4,274       8,766      20,850
Income tax provision (benefit).............     3,720         250      (2,100)     (5,900)     (5,523)     (2,148)        386
Income before accounting change and
  extraordinary item.......................     8,160      10,129       4,962       5,138       9,797      10,914      20,464
                                             --------    --------    --------    --------    --------    --------    --------
Extraordinary item, early retirement of
  debt, net................................        --          --          --          --          --          --        (987)
Cumulative effect of accounting change, net
  of income taxes..........................        --          --      (1,124)         --          --          --          --
                                             --------    --------    --------    --------    --------    --------    --------
Net income.................................  $  8,160    $ 10,129    $  3,838    $  5,138    $  9,797    $ 10,914    $ 19,477
                                             ========    ========    ========    ========    ========    ========    ========
Net income per common share................  $   0.34    $   0.42    $   0.16    $   0.21    $   0.41    $   0.45    $   0.81
                                             ========    ========    ========    ========    ========    ========    ========
Average common shares outstanding (000)....    24,000      24,000      24,000      24,000      24,000      24,000      24,000
OTHER DATA:
  EBITDA(2)................................  $ 50,953    $ 47,334    $ 46,126    $ 48,335    $ 48,828    $ 37,200    $ 63,561
  Capital expenditures.....................    81,834      71,431      68,059      77,750     108,188      93,854     152,958(3)
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital(4).......................  $  4,451    $ 10,501    $  8,989    $  9,847    $ 15,189    $ 13,671    $ 31,648
  Investments and other assets.............     4,650       4,635       4,218       7,088      12,539      10,814      23,121
  Property, plant and equipment, net.......   276,793     315,555     346,188     375,990     438,057     440,194     547,943
  Total assets.............................   301,946     345,936     370,274     402,361     472,700     476,082     662,406
  Long-term debt, including current
    portion................................    84,500      79,600      96,382     118,720     129,041     130,593     199,048
  Stockholder's equity.....................   159,084     198,713     208,351     222,989     288,886     285,903     341,089

-------------------------
(1) Certain reclassifications have been reflected in amounts prior to 1995 to conform with 1995 presentation.

(2) EBITDA is earnings before interest, income taxes, depreciation, depletion and amortization, cumulative effect of accounting change, extraordinary item and cost center write-offs of oil and gas assets. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

(3) Includes non-cash capital expenditures of $106.9 million relating to the Recent Acquisitions.

(4) Excluding current maturities of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's historical financial position and results of operations for each of the three years in the period ended December 31, 1994 and the unaudited historical financial data as of and for the nine months ended September 30, 1994 and 1995. The Company's historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion. Additional financial information appearing in this Prospectus includes (i) unaudited Pro Forma Consolidated Financial Statements and Notes thereto reflecting the Recent Acquisitions; (ii) historical Consolidated Financial Statements and Notes thereto for CMS NOMECO International, Inc. and Subsidiaries (formerly Walter International, Inc. and Subsidiaries) as of, and for the year ended, December 31, 1994; (iii) historical Consolidated Financial Statements and Notes thereto for the Amoco Congo Companies as of December 31, 1993 and 1994 and for the years ended December 31, 1992, 1993 and 1994, respectively, and (iv) historical Consolidated Financial Statements and Notes thereto for Terra Energy, Ltd. and Subsidiaries as of and for the year ended December 31, 1994.

GENERAL

     The Company, an indirect subsidiary of CMS Energy, is an independent oil and natural gas company engaged in the exploration, development, acquisition and production of oil and natural gas properties in the U.S. and seven other countries (excluding two countries where the Company has properties subject to agreements of sale). The Company's oil-producing assets are concentrated in South America (Ecuador, Venezuela and Colombia) and offshore West Africa (the Congo and Equatorial Guinea), and the Company's gas-producing assets are concentrated in Michigan, the Gulf Coast region and the Gulf of Mexico.

     The following events have recently had, and will continue to have, a significant impact on the Company's results of operations and financial condition: (i) the Terra Acquisition in August 1995; (ii) the Walter Acquisition in February 1995; (iii) the assumption by a consortium in which the Company has a 29.17% working interest of operations of the Colon Unit in Venezuela in May 1995; (iv) the June 1994 acquisition by the Company of Sun Colombia Oil Company whose sole asset is a working interest in the Espinal Block in Colombia; (v) the completion by the Company in the third quarter of 1994 of two Antrim gas property acquisitions; (vi) the commencement of Ecuador production in mid-1994 and the subsequent commencement of production from additional fields; and (vii) the commencement of production from the Freshwater Bayou Field in late 1994 and the subsequent completion of successful development wells. See "Business and Properties -- Recent Developments."

     The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool, including estimated future development costs, are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and natural gas reserves. To the extent that such capitalized costs (net of accumulated depletion and amortization) less deferred taxes exceed the sum of discounted estimated future net cash flows from proved oil and natural gas reserves (using unescalated prices and costs and a 10% per annum discount rate) and the lower of cost or market value of unproved properties after income tax effects, such excess costs are charged against earnings. The test is applied at the end of each fiscal quarter on a country-by-country basis and requires a write-down of oil and natural gas properties if the ceiling is exceeded, even if prices decline for only a short period. Once incurred, such a write-down is not reversible at a later date even if oil or natural gas prices increase. Significant downward revisions of the estimates of proved reserves or declines in oil and natural gas prices from those in effect on September 30, 1995 which are not offset by other factors could result in a write-down for impairment of oil and natural gas properties.

     The Company periodically utilizes collar contracts and swap agreements for portions of its oil and gas production to achieve more predictable cash flows and to reduce its exposure to fluctuations in oil and gas prices.

     The Company has generated significant amounts of Section 29 Credits as a result of the sale of natural gas produced from Antrim shale and, to a lesser extent, tight sands wells. For 1995, it is estimated that the Company and its subsidiaries will generate approximately $12 million of Section 29 Credits; for 1996 through 2002, it is estimated that the Company will generate Section 29 Credits averaging $14 million annually. No Section 29 Credit will be allowed for fuels sold after December 31, 2002. Forecasts of the CMS Energy consolidated group's tax position indicate that such group will be able to use and, therefore, that the Company will be paid for the Company's current year Section 29 Credits for the 1995 taxable year and that the accumulated minimum tax credit carryforward attributable to the Company's Section 29 Credits (approximately $27.2 million at December 31, 1994) will be paid to the Company over five years, but there can be no assurance that this will be the case. See "Business and Properties -- Tax Matters." If the taxable income for the CMS Energy consolidated group were to be less than projected, the payments for the Section 29 Credits would be deferred or eliminated.

     As of June 30, 1995, Block 16 and related fields in the Oriente Basin of the Ecuadorian Amazon region represented approximately 14.1% of the Company's estimated total proved reserves of oil and natural gas on a Boe basis. The Ministry of Energy and Mines in Ecuador has notified the members of the consortium with interests in such fields that they should investigate alternatives for improving project economics to the Ecuadorian government, including the renegotiation of the service contract governing the Company's interest in these fields. Discussions with the Ecuadorian government concerning various alternatives began in late September 1995 and will likely continue for the next several months. The Company cannot currently predict what impact, if any, these discussions will have on the project's economics, and there can be no assurance that these discussions or their outcome will not have a material adverse effect on the Company's estimated reserves, financial condition or results of operations. See "Business and Properties -- Description of Non-U.S. Operations -- South America -- Republic of Ecuador."

     See "Risk Factors" for more information to assist in an understanding of the Company's results of operations and financial position.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1994

     PRETAX OPERATING INCOME AND EARNINGS

     The Company's pretax operating income for the nine months ended September 30, 1995 increased $15.5 million (137.2%) to $26.8 million, from $11.3 million in the nine months ended September 30, 1994. The increase is primarily attributable to an increase in gains from the disposition of a gas sales contracts ($9.9 million in 1995 and $4.8 million in 1994), as well as higher sales volumes and higher average market prices for oil, partially offset by lower average market prices for natural gas and a $2.0 million U.S. cost center write-down. The volume increase includes eight months' production from the Walter properties acquired in February 1995 and two months' production from the Terra properties acquired in August 1995. Net income increased $8.6 million (78.9%) to $19.5 million in the nine months ended September 30, 1995 from $10.9 million in the comparable 1994 period, reflecting the higher operating income and a $3.0 million increase in Section 29 Credits, partially offset by an increase in interest expense, net, and an extraordinary item, early retirement of debt, net of income taxes. The following table sets forth selected oil and gas operating statistics of the Company for the nine-month periods ended September 30, 1994 and 1995:

     SELECTED OIL AND GAS OPERATING STATISTICS

                                                                       NINE MONTHS
                                                                          ENDED
                                                                      SEPTEMBER 30,
                                                                     ----------------     INCREASE
                                                                      1994      1995     (DECREASE)
Oil volumes (MBbl):
  U.S.............................................................      518       463       (10.6)%
  Non-U.S.........................................................      874     2,756       215.3
  Total...........................................................    1,392     3,219       131.3
Average oil price (per Bbl):
  U.S.............................................................   $15.64    $16.62         6.3
  Non-U.S.........................................................    11.87     13.69        15.3
  Overall*........................................................    13.32     14.04         5.4
Gas volumes (MMcf)................................................   15,008    18,989        26.5
Average gas price (per Mcf)*......................................   $ 2.11    $ 1.88       (10.9)
NGL volumes (MBbl)................................................      123       172        39.8
Average NGL price (per Bbl).......................................   $14.84    $14.57        (1.8)
Operating expenses (per Boe):
  Depreciation, depletion and amortization........................   $ 6.31    $ 5.20       (17.6)
  Production costs................................................     3.50      3.54         1.1
  General and administrative......................................     1.08      0.86       (20.4)

-------------------------
* Adjusted to reflect amounts received or paid under futures contracts entered into to hedge the price of a portion of production.

     REVENUES

     Oil and Condensate. Oil and condensate revenues increased $26.9 million (145.4%) to $45.4 million in the first nine months of 1995 over the comparable period of 1994 as a result of a 1,827,000 Bbl (131.3%) increase in production and a $0.72 per Bbl (5.4%) increase in the overall average market price of oil sales (adjusted for hedging). The production increase reflected increases due to: (i) 851,000 Bbls of Ecuador production that commenced in mid-year 1994, (ii) approximately 1.1 million Bbls from the Walter properties acquired in February 1995, and (iii) 245,000 Bbls from the Espinal Block properties in Colombia acquired in mid-1994, partially offset by decreased production in New Zealand due to well performance declines.

     Natural Gas. Natural gas revenues increased $2.4 million (7.9%) in the first nine months of 1995 to $32.9 million as compared with $30.5 million in the comparable 1994 period. A 4.0 Bcf (26.5%) increase in gas production in the first nine months of 1995 was offset by $0.23 per Mcf (10.9%) lower average gas prices (adjusted for hedging). The volume increase included higher production in Michigan Antrim (2.7 Bcf) and the Freshwater Bayou properties in Louisiana (2.5
Bcf) which properties commenced production in late 1994. These increases more than offset lower production in other U.S. areas and in New Zealand. Other U.S. gas production declined due to lower Gulf of Mexico production and the sale of producing properties in 1994.

     Other Operating. Other operating revenues for the first nine months of 1995 include a $9.9 million gain from the disposition of a gas sales contract and a $1.5 million increase in hedging settlements while the comparable 1994 period included a $4.8 million gain from the disposition of a gas sales contract. The gas sales contract disposed of in 1995 had provided for sales prices of $3.25 per MMBtu in 1995, escalating 4.0% each year through December 31, 2006, and covered 5,000 MMBtu per day or 1.8 Bcf annually of the Company's gas sales. The gas sales contract disposed of in 1994 had provided for sales prices of $2.53 per MMBtu in 1994, escalating 4.0% each year through December 31, 2006, and covered 10,000 MMBtu per day or 3.6 Bcf annually of the Company's gas sales. In the future, the Company expects to sell these gas volumes on the spot market or under term contracts providing for current market price.

     COSTS AND EXPENSES

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $8.7 million (34.3%) to $34.1 million in the nine months ended September 30, 1995 over the comparable period of 1994 primarily due to the addition of production from the Ecuador, Walter, Terra and Espinal properties. Additionally, depletion on increased gas production more than offset the effects of lower U.S. oil production and a lower U.S. depletion rate, $0.99 per MMBtu in the first nine months of 1995 as compared with $1.13 per MMBtu for the comparable period in 1994. The rate decrease resulted from significant additions of gas reserves in the last half of 1994 in Louisiana and Michigan, coupled with the effects of the acquisition of Terra reserves in Michigan.

     Cost Center Write-offs. Cost center write-offs include a $2.0 million U.S. write-down in the third quarter of 1995 due to low oil and gas prices.

     Operating and Maintenance. Operating and maintenance expenses of $23.2 million increased $9.2 million (65.7%) in the first nine months of 1995 over the comparable period of 1994 primarily because of $10.2 million of expense due to the addition of production from the Ecuador, Walter and Espinal properties and a $1.4 million increase attributable to higher Antrim gas production, including Terra properties. The increases attributable to these items were partially offset by the elimination of 1994 expense on properties sold (producing properties and the Kalkaska Gas Processing Plant interest) and large workover expense early in 1994.

     General and Administrative. General and administrative expenses increased $1.3 million (30.2%) to $5.6 million in the first nine months of 1995 over the comparable period of 1994 primarily due to higher salaries and benefits. This increase primarily reflects costs associated with the addition of personnel in 1995 resulting from the Recent Acquisitions and development activities in the Colon Block in Venezuela and the Espinal Block in Colombia.

     Production and Other Taxes. Production and other taxes increased $0.5 million (16.7%) to $3.5 million in the first nine months of 1995 over the comparable period of 1994 due to taxes on production from the Espinal Block in Colombia acquired in mid-1994.

     Interest Expense, Net. Interest expense, net increased $3.8 million (140.7%) to $6.5 million in the first nine months of 1995 over the comparable period of 1994 due to higher expense and lower capitalized interest. The interest expense increase resulted from higher interest rates and higher debt levels attributable to borrowings in the last half of 1994 and in 1995 primarily associated with acquired properties (Terra, Walter and Espinal). Interest rates averaged 7.9% per annum in the first nine months of 1995 as compared with 6.6% per annum in the comparable period of 1994. Average outstanding debt balances were $147.8 million in the first nine months of 1995 and $124.8 million in the comparable period of 1994. Interest capitalized decreased $1.9 million due to lower Ecuador development-stage assets as a result of commencement of production in 1994.

     Extraordinary Item. On August 10, 1995, the Company repaid in full senior serial notes in the principal amount of $27.9 million and incurred a $1.5 million ($987,000 after income tax effects) prepayment penalty for the early extinguishment of debt.

     Income Tax Expense. Income tax expense of $0.4 million in the first nine months of 1995 is $2.5 million higher than the $2.1 million tax benefit (resulting from Section 29 Credits) in the first nine months of 1994. The expense associated with higher income in the first nine months of 1995 was partially offset by an increase in Section 29 Credits, which amounted to $9.0 million in the first nine months of 1995 as compared with $6.0 million in the comparable period of 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     PRETAX OPERATING INCOME AND EARNINGS

     The Company's 1994 pretax operating income of $8.1 million increased $5.4 million (200.0%) from 1993. A gain of $4.8 million from the disposition of a gas sales contract and a decrease of $4.0 million in cost center write-offs more than offset the effects of lower average oil and gas prices. The increase in pretax operating income also reflects lower U.S. depletion rates reduced by higher expenses that were not directly related to increased production, and lower plant products revenues. Net income increased $4.7 million (92.2%) from 1993 to $9.8 million in 1994. Income taxes were slightly higher by $0.4 million, due to an increase in income, offset by an increase in Section 29 Credits. The following table sets forth selected oil and gas operating statistics of the Company for the years ended December 31, 1993 and 1994:

     SELECTED OIL AND GAS OPERATING STATISTICS

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                   ------------------     INCREASE
                                                                    1993       1994      (DECREASE)
Oil volumes (MBbl):
  U.S...........................................................       870        690       (20.7)%
  Non-U.S.......................................................       846      1,335        57.8
  Total.........................................................     1,716      2,025        18.0
Average oil price (per Bbl):
  U.S...........................................................   $ 16.58    $ 15.22        (8.2)
  Non-U.S.......................................................     14.43      12.23       (15.2)
  Overall*......................................................     15.52      13.30       (14.3)
Gas volumes (MMcf)..............................................    18,487     20,546        11.1
Average gas price (per Mcf)*....................................   $  2.17    $  2.05        (5.5)
NGL volumes (MBbl)..............................................       186        193         3.8
Average NGL price (per Bbl).....................................   $ 15.24    $ 14.90        (2.2)
Operating expenses (per Boe):
  Depreciation, depletion and amortization......................   $  7.15    $  6.19       (13.4)
  Production costs..............................................      3.01       3.42        13.6
  General and administrative....................................      1.12       1.12          --

-------------------------
* Adjusted to reflect amounts received or paid under futures contracts entered into to hedge the price of a portion of production.

     REVENUES

     Oil and Condensate. Oil and condensate revenues increased $0.2 million (0.8%) in 1994 over 1993 as a result of a 309,000 Bbl (18.0%) increase in oil sales volumes, partially offset by a $2.22 per Bbl (14.3%) decrease in the average sales price. The increased volumes resulted from a 489,000 Bbl increase in non-U.S. production primarily due to a 159,000 Bbl increase in production in Colombia in 1994 as compared with 1993 and 369,000 Bbls of Ecuador production which commenced in mid-year 1994. U.S. oil sales decreased 180,000 Bbls (20.7%) in 1994 due to natural declines, sales of producing properties and well performance problems in the Gulf of Mexico.

     Natural Gas. Natural gas revenues decreased $1.1 million (2.7%) in 1994 to $39.9 million compared with $41.0 million in 1993. In 1994, an increase of 2.1 Bcf (11.1%) in gas sales volumes increased natural gas revenues by $0.9 million but the increase was fully offset by a $0.12 per Mcf (5.5%) decrease in the average gas price (adjusted for hedging). Contributing to the sales volume increase in 1994 were Antrim gas sales, which reached 8.8 Bcf in 1994 compared with 6.0 Bcf in 1993. The increase in Antrim gas sales volumes is attributable to production from properties acquired in 1994, the completion of several projects which were not producing in 1993 and the utilization of improved production technology. A 0.9 Bcf increase in other Michigan gas sales volumes in 1994 partially offset decreases in other U.S. areas.

     Other Operating. Revenues received by the Company from the sale of processing plant liquids decreased $1.2 million (30.8%) in 1994 from 1993, due to lower revenues resulting from (i) the sale of the Company's interest in the Kalkaska Gas Processing Plant in Michigan in the fourth quarter of 1994 and (ii) a lower Btu content of the Company's Michigan gas production. Processing plant sales amounted to $2.7 million in 1994 and $3.9 million in 1993. A gain of $4.8 million attributable to the disposition of a gas sales contract is included in other revenues in 1994, while 1993 included $0.6 million of prior period items. The gas sales contract had provided for sales prices of $2.53 per MMBtu in 1994, escalating 4.0% per year to December 31, 2006 on 10,000 MMBtu per day, or 3.7 Bcf annually, of gas sales. Other revenues also included hedging settlements which resulted in receipt of $2.4 million in 1994 compared with a payment of $0.9 million in 1993.

     COSTS AND EXPENSES

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense decreased $0.7 million (2.0%) in 1994 compared with 1993 due to a $0.15 per MMBtu decrease in the U.S. depletion rate to $1.11 per MMBtu, partially offset by depletion attributable to increased non-U.S. oil production. The rate decrease resulted from significant 1994 estimated proved reserve additions in Louisiana and Michigan. The production increase resulted from commencement of Ecuador production in mid-year 1994 and the acquisition of Colombian properties in June 1994.

     Cost Center Write-offs. Cost center write-offs decreased $4.0 million (41.7%) to $5.6 million in 1994 compared with $9.6 million in 1993. These write-offs primarily included dry hole costs associated with unsuccessful exploration in Thailand ($4.2 million in 1994 and $3.9 million in 1993) and China ($3.3 million in 1993). Also included are ceiling test write-downs of $0.7 million in 1994 for Papua New Guinea and $1.9 million in 1993 for Colombian assets.

     Operating and Maintenance. Operating and maintenance expenses of $19.3 million increased $4.3 million (28.7%) in 1994 from 1993. This increase reflects $3.4 million in higher operating expenses in Michigan, Colombia and Ecuador where production increased, combined with workover and maintenance costs offshore Equatorial Guinea and in the Gulf of Mexico.

     Production and Other Taxes. Production and other taxes decreased $0.4 million (9.5%) in 1994 compared with 1993 as a result of a $3.9 million decrease in U.S. oil revenues, partially offset by increased severance tax on Antrim gas production and taxes on higher Colombian oil production attributable to the Espinal properties acquired in June 1994.

     Interest Expense, Net. Net interest expense for 1994 remained about the same as for 1993, $4.0 million compared with $3.8 million. The impact of higher debt levels and interest rates was offset by increased capitalized interest on the Company's investment in its Ecuador project. The Company had capitalized interest associated with Ecuador development amounting to $4.4 million in 1994 and $2.5 million in 1993. Average outstanding debt balances were $125.4 million in 1994 and $108.7 million in 1993.

     Income Taxes. Income taxes increased slightly in 1994 from 1993. Section 29 Credits amounted to $8.5 million in 1994 and $5.6 million in 1993. However, the $2.9 million increase in Section 29 Credits was more than offset by taxes on higher income and the tax effects of non-U.S. income and investments. Income tax expense for 1993 included $1.9 million to increase prior years' deferred taxes for the 1.0% federal income tax rate increase effective January 1, 1993.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

     PRETAX OPERATING INCOME AND EARNINGS

     The Company's 1993 pretax operating income decreased $5.0 million (64.9%) to $2.7 million compared with $7.7 million in 1992. This decrease is attributable to lower average oil prices, cost center write-offs, lower plant revenues and higher depletion, partially offset by higher average gas prices and increased oil and gas production volumes. Net income increased $1.3 million (34.2%) in 1993 to $5.1 million due to the effects of lower income taxes and a 1992 accounting change. The following table sets forth selected oil and gas operating statistics of the Company for the years ended December 31, 1992 and 1993:

     SELECTED OIL AND GAS OPERATING STATISTICS

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                   ------------------     INCREASE
                                                                    1992       1993      (DECREASE)
Oil volumes (MBbl):
  U.S...........................................................       994        870       (12.5)%
  Non-U.S.......................................................       423        846       100.0
  Total.........................................................     1,417      1,716        21.1
Average oil price (per Bbl):
  U.S...........................................................   $ 19.25    $ 16.58       (13.9)
  Non-U.S.......................................................     17.53      14.43       (17.7)
  Overall.......................................................     18.85      15.52       (17.7)
Gas volumes (MMcf)..............................................    17,578     18,487         5.2
Average gas price (per Mcf)*....................................   $  1.89    $  2.17        14.8
NGL volumes (MBbl)..............................................       291        186       (36.1)
Average NGL price (per Bbl).....................................   $ 16.55    $ 15.24        (7.9)
Operating expenses (per Boe):
  Depreciation, depletion and amortization......................   $  7.02    $  7.15         1.9
  Production costs..............................................      2.91       3.01         3.4
  General and administrative....................................      0.97       1.12        15.5

-------------------------
* Adjusted to reflect amounts received or paid under futures contracts entered into to hedge the price of a portion of production.

     REVENUES

     Oil and Condensate. Oil and condensate revenues were flat in 1993, $26.6 million in both 1993 and 1992 as a result of a 299,000 Bbl (21.1%) increase in oil sales volumes, offset by a $3.33 per Bbl (17.7%) decrease in the average oil sales price and a $1.6 million (39.3%) increase in transportation costs attributable to higher Antrim gas production in Michigan and oil production in Colombia. The increased volumes resulted from a 423,000 Bbl (100.0%) increase in non-U.S. production due largely to increased production of 141,000 Bbls offshore Equatorial Guinea and 192,000 Bbls of Colombian production which commenced in 1993. U.S. oil sales decreased 124,000 Bbls (12.5%) due to natural declines without significant additions.

     Natural Gas. Natural gas revenues increased $6.6 million (19.2%) to $41.0 million in 1993 over 1992 as a result of a $0.28 per Mcf (14.8%) increase in the average gas sales price and 0.9 Bcf (5.1%) increase in gas sales volumes. A 1.3 Bcf increase in Antrim gas sales was partially offset by declines in other areas.

     Other Operating. Other operating revenues received by the Company from the sale of processing plant liquids decreased $1.6 million (29.1%) to $3.9 million in 1993 from $5.5 million in 1992. A nonrecurring gain relating to a $1.2 million settlement with Amoco Production Company was included in 1992 while 1993 included $0.6 million of prior period items. Other revenues also included hedging settlement payments of $0.9 million in 1993 and $1.0 million in 1992.

     COSTS AND EXPENSES

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $3.0 million (9.2%) to $35.6 million in 1993 from $32.6 million in 1992 due to higher non-U.S. production volumes and an increase in the U.S. depletion rate from $1.23 per MMBtu in 1992 to $1.26 per MMBtu in 1993. The rate increase is attributable to unsuccessful U.S. exploration results in 1993 outside Michigan.

     Cost Center Write-offs. Cost center write-offs increased $3.9 million (68.4%) to $9.6 million in 1993 compared with $5.7 million in 1992. These write-offs included unsuccessful exploration in Thailand ($3.9 million) and China ($3.3 million) in 1993 and the Congo ($1.3 million) in 1992. Also included are ceiling test write-downs of $1.9 million and $3.1 million in 1993 and 1992, respectively, for Colombian assets.

     Operating and Maintenance. Operating and maintenance expenses increased $1.5 million (11.1%) to $15.0 million in 1993 from $13.5 million in 1992. The increase corresponds with higher Antrim gas production in Michigan and the start-up of production in Colombia which commenced in early 1993, partially offset by reductions in other Michigan oil and gas production.

     General and Administrative. General and administrative expenses increased $1.1 million (24.4%) to $5.6 million in 1993 compared with $4.5 million in 1992. The 1993 increase included $0.6 million higher salaries and benefits, primarily due to $0.3 million of post-retirement benefits costs in 1993 general and administrative expenses while the corresponding 1992 expense was included in the cumulative effect of an accounting change. Also included in 1993 was $0.1 million of currency losses, while 1992 had $0.2 million of currency gains.

     Production and Other Taxes. Production and other taxes increased $0.2 million (5.0%) to $4.2 million in 1993 from $4.0 million in 1992 primarily due to Colombian taxes relating to the commencement of production in 1993.

     Interest Expense, Net. In 1993, net interest expense decreased $1.1 million (22.4%) to $3.8 million from $4.9 million in 1992, primarily due to increased capitalized interest in connection with the Company's Ecuador project. The Company had capitalized interest associated with Ecuador development amounting to $2.5 million in 1993 and $1.0 million in 1992. The expense associated with higher levels of debt was partially offset by lower interest rates. Average outstanding debt balances were $108.7 million in 1993 and $94.5 million in 1992.

     Income Taxes. Income taxes decreased $3.8 million to a $5.9 million benefit in 1993 compared with a $2.1 million benefit in 1992 due to lower pretax income, higher Section 29 Credits and the tax effects of non-U.S. income and investments. These decreases more than offset the $1.9 million effect of a 1.0% federal income tax rate increase effective January 1, 1993. Section 29 Credits amounted to $5.6 million in 1993 and $4.4 million in 1992.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     The Company's primary needs for capital, in addition to the funding of ongoing operations, are for the exploration, development and acquisition of oil and natural gas properties and the repayment of principal and interest on debt. The Company's primary sources of liquidity have been net cash provided by operating activities, proceeds from borrowings and equity contributions from CMS Energy (effected through CMS Enterprises). Contributions from CMS Energy may not be available in the future, and acquisitions funded by such contributions, if any, would likely require the issuance of additional Common Stock to CMS Energy, which would result in a dilution of the ownership interest of the public holders of Common Stock. In addition, the issuance by the Company of a significant amount of its Common Stock as consideration to a seller of acquired properties could result in certain adverse consequences, such as the Company being deconsolidated from the CMS Energy consolidated group for federal income tax purposes. Accordingly, it is unlikely that the Company would issue shares of its Common Stock to the sellers in an amount sufficient to cause a deconsolidation in order to make an acquisition. If the Company decides not to, or does not have the ability to, issue its Common Stock or to obtain equity contributions from CMS Energy to finance acquisitions, the Company would likely need to use cash on hand and/or cash available under its credit facilities or other sources to acquire shares of its Common Stock in the open market to consummate any proposed tax-free acquisitions. See "Risk Factors -- Acquisition Risks." The Company budgets its capital expenditures based upon projected cash flows and, subject to contractual commitments, routinely adjusts its capital expenditures in response to changes in oil and natural gas prices and corresponding changes in cash flow.

     The Company believes that cash generated from operations, together with the estimated net proceeds of the Offering and borrowing capacity under its existing and future financing arrangements, will be sufficient to meet its liquidity and capital requirements for 1995 and the foreseeable future.

OPERATING ACTIVITIES

     Net cash provided by operating activities for the nine months ended September 30, 1995 was $53.2 million, an increase of $19.6 million (58.3%) from $33.6 million for the comparable 1994 period. The increase reflects income from the Ecuador, Terra, Walter and Espinal properties as well as the income from the disposition of two gas sales contracts in March 1995 ($9.9 million) and in July 1994 ($4.8 million), respectively. Net cash provided by operating activities during the year ended December 31, 1994 was $46.9 million, up $0.9 million (2.0%) from $46.0 million in the comparable 1993 period.

FINANCING ACTIVITIES

     The Company received equity contributions totaling $32.7 million ($9.0 million in cash and $23.7 million in property) from CMS Energy through CMS Enterprises in the first nine months of 1995, primarily relating to the Walter Acquisition, which represents a decrease of $19.3 million (37.1%) from the $52.0 million received as equity contributions from CMS Energy in the first nine months of 1994. These 1994 equity contributions included $25.0 million for the Sun Colombia acquisition. The amount of net additional borrowings was $70.0 million in the first nine months of 1995 as compared with $11.9 million in the comparable 1994 period. This increase in borrowings is primarily attributable to $67.8 million of CMS Notes for the Recent Acquisitions and $15.3 million of debt assumed with these acquisitions, offset by the $27.9 million early retirement of the senior serial notes. Total debt outstanding at September 30, 1995 was $199.0 million, an increase of $70.0 million from $129.0 million at December 31, 1994. Borrowings increased $10.3 million (8.7%) in the year ended December 31, 1994 to $129.0 million at December 31, 1994. The Company also received $56.1 million in equity contributions from CMS Energy during the year ended December 31, 1994. Financing for 1993 capital expenditures was provided in part by $46.0 million of net cash provided by operating activities and in part by $9.5 million of equity contributions from CMS Energy. Long-term debt at December 31, 1993 was $118.7 million, reflecting an increase of $22.3 million (23.1%) compared with December 31, 1992.

     In December 1994, CMS Energy arranged for the issuance of a standby letter of credit, currently in the amount of $45.0 million, to secure the Company's performance under the operating services agreement with respect to the Colon Unit in Venezuela. The Company has agreed to reimburse CMS Energy on demand for any draw made under the letter of credit and to pay to CMS Energy a fee of 2.125% per annum of the face amount of the letter of credit. See "Relationship and Certain Transactions with CMS Energy."

     THE CREDIT FACILITY

     The Company's Credit Agreement provides a maximum lending commitment of $130.0 million (the "Credit Facility"). The Credit Facility is subject to an aggregate borrowing base limitation equal to the estimated loan value of the Company's oil and gas reserves, subject to certain exclusions, based upon forecast rates of production and current commodity pricing assessments, as periodically redetermined by the Banks which are parties to the Credit Agreement. The Banks have broad discretion in determining which of the Company's reserves to include in the borrowing base. As of September 30, 1995, the borrowing base was $135.3 million, and accordingly, the total amount available for borrowing from the Credit Facility at September 30, 1995 was $130.0 million. Of this availability, $113.3 million in borrowings was outstanding at September 30, 1995.

     The Company is in early stages of negotiations to, among other things, increase commitment levels and expand the borrowing base under the Credit Facility.

     Under the terms of the Credit Agreement, the Company must (i) maintain a ratio of current assets to current liabilities at least equal to 0.75 to 1.0,
(ii) maintain a ratio of total liabilities to tangible net worth of no more than
0.75 to 1.0, (iii) maintain a minimum tangible net worth of $150.0 million, and
(iv) maintain a
ratio of cash flow after dividends to fixed charges for the most recent four quarters of 2.0 to 1.0. Restrictive covenants under the Credit Agreement include certain limitations on indebtedness and contingent obligations, as well as certain restrictions on liens, investments, affiliate transactions and sales of assets. In addition, the Banks have the right to require the Company to repay all advances under the Credit Agreement within 90 days after notification to the banks that (i) CMS Energy no longer beneficially owns a majority of the outstanding voting stock of the Company or (ii) all or substantially all of the assets of the Company are sold. See "Capitalization."

     As of September 30, 1995, the Company's current ratio was 1.60 to 1.0, its total liabilities to tangible net worth ratio was 0.72 to 1.0, its tangible net worth was $302.0 million and its ratio of cash flow after dividends to fixed charges was 4.9 to 1.0.

     CMS NOTES

     In August 1995, the Company issued the Terra Note to CMS Enterprises, which in turn assigned it to CMS Energy, in connection with the transfer by CMS Energy of the common stock of Terra to CMS Enterprises and then by CMS Enterprises to the Company. In May 1995, the Company issued the Walter Note to CMS Energy in connection with the repayment of $6.5 million of indebtedness of Walter immediately after the consummation of the Walter Acquisition. The CMS Notes are subordinated to the Company's obligations under the Credit Agreement, bear interest at the rate of LIBOR plus 2.0% per annum and have a maturity date of November 1, 1999. See "Use of Proceeds" and "Relationship and Certain Transactions with CMS Energy."

     OTHER DEBT

     As of September 30, 1995, $14.2 million of project financing debt is outstanding under agreements with the Overseas Private Investment Corporation ("OPIC"). These OPIC guaranteed loans funded development drilling for the Alba Field in Equatorial Guinea ($5.4 million) and acquisition financing for the Yombo Field in the Congo ($8.8 million).

     In connection with the Terra Acquisition, the Company assumed $3.7 million of long-term debt comprised of $1.9 million of capitalized leases and $1.8 million outstanding under a term loan for financing of a processing plant under construction.

INVESTING ACTIVITIES

     The Company's recent capital investments have focused primarily on the acquisition and development of properties with proved reserves. Capital expenditures of $153.0 million ($46.1 million in cash) for the first nine months of 1995 represented an increase of $59.1 million (62.9%) from the comparable 1994 period. Non-cash expenditures for the first nine months of 1995 include $65.1 million for the Terra Acquisition and $41.8 million for the Walter Acquisition. Expenditures for the first nine months of 1994 included $25.0 million for the Sun Colombia acquisition. The Company's capital expenditures of $108.2 million for the year ended December 31, 1994 were $30.4 million (39.1%) higher than capital expenditures of $77.8 million for the comparable 1993 period. The increase reflects a $32.6 million increase in purchases of proved reserves ($33.5 million in 1994 compared with $0.9 million in 1993) and an increase of $2.7 million for non-U.S. expenditures, offset by decreases in U.S. spending. The purchases in 1994 consisted of the Sun Colombia acquisition for $25.0 million and two acquisitions of Antrim gas properties for $8.5 million. The Company's capital expenditures for the year ended December 31, 1993 of $77.8 million were $9.7 million (14.2%) higher than the capital expenditures for the comparable 1992 period. The increase reflects a $30.8 million increase in non-U.S. expenditures, including substantial expenditures for development in Ecuador, offset by decreases of $8.1 million in U.S. spending and $13.0 million for U.S. acquisitions.

     In December 1994, a consortium in which the Company is a 29.17% participant entered into an agreement with Maraven, S.A. ("Maraven"), a unit of the Venezuelan state oil company, to develop the Colon Block in the Maracaibo Basin of southwest Venezuela. The agreement commits the consortium to spend at least $160 million over three years in a development program involving reworking, re-equipping and re-entering existing wells and drilling new wells to optimize production from existing proved reserves.

     The Company estimates that its capital expenditures for 1995 will be approximately $193.6 million, including approximately $66.7 million for the Terra Acquisition, $41.3 million for the Walter Acquisition and additional Ecuador, Venezuela and Colombia development expenditures of over $34.0 million. As of September 30, 1995, $153.0 million of such capital expenditure budget had been spent. The Company estimates that its capital expenditures for 1996 will be approximately $120.0 million.

INFLATION AND CHANGE IN PRICES

     The Company's revenues and the value of its oil and gas properties have been and will be affected by changes in oil and natural gas prices. The Company's ability to obtain additional capital on satisfactory terms is also substantially dependent on oil and natural gas prices, which are subject to seasonal and other fluctuations that are beyond the Company's ability to control or predict. Although certain of the Company's costs and expenses are affected by the level of inflation, inflation has not had a significant effect on the Company's results of operations during the first nine months of 1995 or during each of the three years in the period ended December 31, 1994.

                            BUSINESS AND PROPERTIES

OVERVIEW

     The Company is an independent oil and natural gas company engaged in the exploration, development, acquisition and production of oil and natural gas properties in the U.S. and seven other countries (excluding two countries where the Company has properties subject to agreements of sale). Formed in 1967 to explore and develop leaseholdings located solely in Michigan, the Company has greatly expanded to become an international oil and natural gas company. In large part as a result of acquisitions and development activities, the Company has more than doubled both its estimated proved reserves and its production of oil and natural gas since January 1, 1992. As of June 30, 1995, the Company had estimated proved reserves of 118.6 MMBoe, consisting of 68.9 MMBbls of oil (97.0% of which were located outside the U.S.) and 298.1 Bcf of natural gas (94.5% of which were located in the U.S.). Approximately 64.7% of the Company's estimated proved reserves on such date were classified as proved developed. The Company's oil-producing assets are concentrated in South America (Ecuador, Venezuela and Colombia) and offshore West Africa (the Congo and Equatorial Guinea), and the Company's gas-producing assets are concentrated in Michigan, the Gulf Coast region and the Gulf of Mexico.

     The following table sets forth by region the Company's estimated proved reserves as of June 30, 1995, and estimated average daily production during the month of September 1995:

                                   ESTIMATED PROVED RESERVES                    ESTIMATED AVERAGE DAILY PRODUCTION
                                      AS OF JUNE, 30, 1995                      DURING THE MONTH OF SEPTEMBER 1995
                          --------------------------------------------    ----------------------------------------------
                             OIL AND      NATURAL               % OF         OIL AND      NATURAL                % OF
                          CONDENSATE(1)     GAS      TOTAL     TOTAL       CONDENSATE       GAS      TOTAL      TOTAL
                            (MMBBLS)       (BCF)    (MMBOE)   RESERVES       (MBBLS)      (MMCF)    (MBOE)    PRODUCTION
U.S.:
  Michigan Antrim.......         --        218.0      36.3       30.6%           --         42.8       7.1        28.6%
  Michigan Other........        1.2         20.5       4.6        3.9           0.9          8.8       2.4         9.7
  Freshwater Bayou......        0.2         29.4       5.1        4.3           0.1         11.0       1.9         7.7
  Gulf of Mexico........        0.2          3.8       0.8        0.7           0.3          8.7       1.8         7.3
  All Other U.S. .......        0.5          9.9       2.2        1.8           0.3          5.7       1.2         4.8
                               ----        -----     -----      -----          ----         ----      ----       -----
      Total U.S. .......        2.1        281.6      49.0       41.3           1.6         77.0      14.4        58.1
NON-U.S.:
  South America:
    Ecuador.............       16.7           --      16.7       14.1           3.2           --       3.2        12.9
    Venezuela...........       11.3           --      11.3        9.5           0.5           --       0.5         2.0
    Colombia............        6.7           --       6.7        5.7           1.1           --       1.1         4.4
  Africa/Middle East:
    Congo...............       15.9           --      15.9       13.4           3.4           --       3.4        13.7
    Equatorial Guinea...       11.5         10.7      13.3       11.2           1.9           --       1.9         7.7
    Yemen...............        2.6           --       2.6        2.2            --           --        --          --
  Other(2)..............        2.1          5.8       3.1        2.6           0.2          0.3       0.3         1.2
                               ----        -----     -----      -----          ----         ----      ----       -----
    Total Non-U.S. .....       66.8         16.5      69.6       58.7          10.3          0.3      10.4        41.9
      Total Company.....       68.9        298.1     118.6      100.0%         11.9         77.3      24.8       100.0%
                               ====        =====     =====      =====          ====         ====      ====       =====

-------------------------
(1) Oil and condensate includes 0.2 MMBbls and 3.0 MMBbls, respectively, of U.S. and non-U.S. NGLs.

(2) Consists of New Zealand and Papua New Guinea. The Company's properties in each of these countries are subject to agreements of sale.

     For a discussion of the amounts of revenue, operating profit and identifiable assets attributable to each region in which the Company is active, see Note 11 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

STRATEGY

     The Company believes that its success has resulted from its ability to capitalize on an extensive network of industry relationships, an efficient evaluation and decision-making process and broad technical competence. The Company believes that its future growth depends on maintaining an opportunistic approach which builds on the Company's existing strengths. Accordingly, the Company's business strategy is to focus on the following goals while maintaining the flexibility to respond to new opportunities and changed circumstances.

     BALANCE

     The Company seeks to maintain a balance between its U.S. and non-U.S. interests to diversify its political, geologic and economic risk. The Company believes that projects outside the U.S. tend to have a higher potential for significant reserve growth but often have greater risks, including political risks and the risks associated with infrastructure development necessary to market production. The Company further believes that projects in the U.S. do not have certain of these risks, but also generally do not offer as large a potential for reserve growth as non-U.S. projects. The Company has historically concentrated on natural gas in the U.S. and to date has focused its non-U.S. activities on oil, providing the Company an additional balance between natural gas and oil.

     EXPLORATION AND DEVELOPMENT OF EXISTING NON-U.S. PROPERTIES

     In recent years, the Company has made a series of investments in properties outside the U.S. that currently have both production from proved reserves and significant potential for exploration and development. The Company is pursuing exploration and development of such properties, which include Block 16 in Ecuador, the Colon Unit in Venezuela, the Espinal Block in Colombia, the Yombo Field offshore the Congo and the Bioko Block offshore Equatorial Guinea. Most of the Company's exploration and development opportunities outside the U.S. are located in areas which have significant production histories and adequate infrastructure and, in the Company's view, have a reasonable possibility of yielding sizeable additional reserves through the application of modern exploration and development technologies.

     SELECTIVE ACQUISITIONS

     The Company intends to continue to pursue attractive opportunities to acquire producing properties with significant exploration and development potential. The Company's primary focus is in the geographic regions where it has significant experience. The Company's recent acquisitions of Walter and Terra are illustrative of the types of opportunities the Company seeks.

     OPERATOR ROLE

     The Company seeks to continue to expand its role as operator of both U.S. and non-U.S. projects by pursuing acquisitions and investment opportunities that allow it to do so. As operator, the Company believes that it can better manage production performance and more effectively control expenses, the allocation of capital and the timing of exploration and development of its fields. In addition, the Company believes that its experience as operator will provide it access to a broader range of additional investment opportunities. In early 1995, the Company assumed the role of operator of significant offshore producing properties in West Africa in conjunction with the Walter Acquisition, and more recently the Company materially increased its role as operator of U.S. properties as a result of the Terra Acquisition. After giving effect to these Recent Acquisitions, the Company operates properties representing approximately 37.5% of its estimated proved reserves, including 43.9% of its U.S. proved reserves and 32.5% of its non-U.S. proved reserves. With respect to projects not operated by the Company, the Company actively monitors the performance of its operators with the same objectives it seeks for Company-operated projects.

     REGIONAL FOCUS

     With respect to both its U.S. and non-U.S. activities, the Company intends to focus on selected geographic regions, particularly those where it is currently active. In the U.S., the Company expects to continue its emphasis on development, production and, to a lesser extent, exploration of natural gas in its core areas of Michigan, the Gulf of Mexico and the Gulf Coast region. Outside the U.S., the Company intends to concentrate on exploration, development and production of oil in South America and offshore West Africa while evaluating opportunities to acquire additional reserves in those areas and in certain areas of Southeast Asia. By focusing activities in a relatively limited number of U.S. and non-U.S. regions, the Company has acquired significant experience in the operational, technical and legal aspects of conducting business in these regions and can utilize its base of geologic, engineering and production experience in such regions to better evaluate drilling and acquisition prospects.

     TECHNOLOGY

     The Company expects to continue to utilize its growing technology base, including increasing use of 3-D seismic surveys, horizontal drilling, new fracturing techniques and reservoir modeling, on its existing properties as well as newly acquired properties. The Company believes it must utilize the latest available technology to continue to compete successfully as the industry focuses on properties with increasing amounts of exploration, development and production risk.

RECENT DEVELOPMENTS

     TERRA ACQUISITION

     In August 1995, CMS Energy acquired Terra, a significant producer of gas within the Antrim formation underlying a large portion of the Michigan Basin in the northern portion of Michigan's lower peninsula. The consideration relating to such acquisition, after giving effect to certain anticipated post-closing adjustments, is expected to aggregate approximately $63.6 million, payable in common stock of CMS Energy. Immediately after consummation of such acquisition, the stock of Terra was transferred by CMS Energy, through CMS Enterprises, to the Company. In connection with the Terra Acquisition, the Company recorded a capital contribution of $1.0 million and issued the Terra Note which, after giving effect to post-closing adjustments, is expected to be in the principal amount of approximately $62.6 million. The Terra Note is currently held by CMS Energy. A portion of the net proceeds from the Offering will be used to repay indebtedness under the Terra Note. The Terra Acquisition was accounted for as a purchase.

     As of June 30, 1995, the acquired Terra properties included 1,225 gross (95.6 net) producing Antrim gas wells and estimated net proved reserves of 91.9 Bcf of Antrim gas. Approximately 80.8% of the reserves attributable to the acquired Terra properties at June 30, 1995 were proved developed reserves. During the month of September 1995, estimated average daily net production from these properties was approximately 9.5 MMcf of gas.

     The Company has been a significant producer and operator of Antrim gas wells for a number of years. Taking into account the Terra Acquisition, the Company operates over 1,200 Antrim gas wells, or over 25% of all gas wells producing from the Antrim formation, making the Company the largest operator of Antrim gas wells. Terra is currently serving as operator of several projects involving the planned drilling of an additional 260 Antrim development wells by December 31, 1995. Additionally, Terra has a sizeable inventory of unproved acreage in the Antrim producing trend, and management believes that a number of its existing wells have substantial potential for improved recovery. The Company believes that it is particularly well suited to capitalize on the Terra Acquisition because of its many years of experience in the natural gas industry in Michigan and its ability as part of the CMS Energy consolidated group to utilize, to a substantial extent, the Section 29 Credits associated with certain Antrim gas production.

     Consolidated Financial Statements for Terra, and the related Notes thereto, are included elsewhere in this Prospectus. See also "Pro Forma Consolidated Financial Information."

     WALTER ACQUISITION

     In February 1995, CMS Energy acquired Walter, an international oil and gas company, for a purchase price of approximately $28.4 million (of which approximately $25.0 million was payable by delivery of CMS

Energy common stock and $3.4 million was paid in cash) plus assumed indebtedness of $18.3 million. Immediately after consummation of such acquisition, the stock of Walter was contributed by CMS Energy, through CMS Enterprises, to the Company. The Company recorded a capital contribution of $28.4 million as a result of the Walter Acquisition. The Walter Acquisition was accounted for as a purchase.

     Of the above-referenced assumed indebtedness of Walter, $6.6 million was immediately repaid with funds which the Company borrowed from CMS Energy pursuant to the Walter Note. A portion of the net proceeds from the Offering will be used to repay the indebtedness under the Walter Note.

     Walter owns interests in and operates fields offshore the Congo and offshore Equatorial Guinea in West Africa and in Tunisia in North Africa. As of June 30, 1995, the acquired Walter properties included 22 gross (6.6 net) producing oil and condensate wells and estimated net proved reserves of 21.0 MMBbls of oil and condensate. Approximately 73.3% of the reserves attributable to Walter's oil and natural gas properties at June 30, 1995, on a Boe basis, were proved developed reserves. During the month of September 1995, estimated average daily net production from these properties was approximately 4,829 Bbls of oil and condensate. Walter is the operator of its fields in the Congo and Equatorial Guinea, which account for virtually all of Walter's production.

     The Company became familiar with Walter in part because of the Company's participation in the Alba Field operated by Walter offshore Equatorial Guinea. The acquisition of Walter is consistent with the Company's strategy of acquiring producing properties with exploration and development potential. The Walter Acquisition also expands the Company's role as operator of offshore and non-U.S. projects.

     Shortly prior to the acquisition of Walter by CMS Energy, Walter had acquired ACEC from APC, a subsidiary of Amoco. At the same time, an affiliate of Nuevo acquired ACPC, another subsidiary of APC which, together with ACEC, own significant interests in the Yombo Field offshore the Congo. As a result of these acquisitions and a related agreement between Walter and Nuevo, each of Walter and Nuevo owns beneficially a 21.875% working interest in the Yombo Field.

     Consolidated Financial Statements for Walter (now named CMS NOMECO International, Inc.), together with Combined Financial Statements for ACEC and ACPC and unaudited pro forma consolidated financial information with respect to Walter and its effective interest in the combined assets of ACEC and ACPC, and the related Notes thereto, are included elsewhere in this Prospectus. See also "Pro Forma Consolidated Financial Information."

     OTHER RECENT ACQUISITIONS AND DISCOVERIES

     The Company experienced significant growth in reserves in 1994 primarily as a result of certain acquisitions of producing properties and one significant discovery.

     In December 1994, a consortium in which the Company has a 29.17% working interest agreed to assume operation of the Colon Unit in Venezuela from an affiliate of the state-owned oil company pursuant to an operating services agreement. As of June 30, 1995, the Company's estimated proved oil reserves attributable to this transaction were 11.3 MMBbls, and the Company has committed to spend approximately $47.0 million ($38.0 million for capital expenditures and $9.0 million for operating expenditures) over the next three years on rework and other development and, to a lesser extent, exploration activities at the Colon Unit. In June 1994, the Company acquired Sun Colombia, whose sole asset is a working interest in the Espinal Block in Colombia, for approximately $25.0 million. As of June 30, 1995, the Company's estimated proved oil reserves attributable to the Sun Colombia acquisition were 5.5 MMBbls. In the third quarter of 1994, the Company completed two Antrim gas property acquisitions for a total of approximately $8.5 million. The Company's estimated proved natural gas reserves attributable to these acquisitions were approximately 10.3 Bcf as of June 30, 1995.

     In early 1994, the Company participated in a significant discovery in the Freshwater Bayou Field in southern Louisiana. Since this discovery, four successful development wells in this field have been drilled and with their reserve additions, the Company's estimated proved natural gas reserves in the field as of June 30, 1995 were 29.4 Bcf.

DESCRIPTION OF U.S. OPERATIONS

     MICHIGAN ANTRIM SHALE

     The Company has become increasingly involved in the development of Antrim natural gas projects in northern Michigan since its initial investment in such projects in 1988. The Antrim formation is a Devonian age, brittle, carbonaceous, shale which, when naturally or hydraulically fractured, yields natural gas at modest flow rates.

     The Antrim formation is attractive to the Company for several reasons. Antrim gas wells are inexpensive to drill and complete, can have producing lives of 30 years or more and show unusually high drilling success rates. The characteristics of Antrim projects make them relatively low in drilling risk, but economically sensitive to changes in production rates, expenses and market prices. The Company believes that it is an industry leader among Antrim producers in technical and operating capabilities, including the development and utilization of production optimization technologies. For instance, the Company has successfully employed several techniques in the Antrim formation, such as down-hole progressive cavity pumps, plunger lift and stainless steel gas lift technology, reduced density spacing, cased and multiple completions and new fracturing strategies, in order to increase production of its recoverable reserves and to minimize expenses and well workovers. Antrim shale has been determined to be a non-conventional fuel source qualifying for the Section 29 Credit under the IRC, and the Company, as part of the CMS Energy consolidated group, expects to be able to utilize such credits to a substantial extent. See "-- Tax Matters -- Section 29 Credits."

     Taking into account the Terra Acquisition, the Company operates over 1,200 Antrim gas wells, or over 25% of all producing gas wells in the Antrim formation, making the Company the largest operator of gas wells in the Antrim formation. Terra is currently serving as operator of projects involving the planned drilling of an additional 260 Antrim development wells by December 31, 1995. As of June 30, 1995, after giving effect to the Terra Acquisition, estimated net proved reserves in the Company's Antrim projects totaled 218.0 Bcf of natural gas (36.3 MMBoe). Estimated gross gas production for the month of September 1995 from over 2,500 producing Antrim gas wells in which the Company has an interest averaged 215.0 MMcf of natural gas per day, of which the Company's net share was 42.8 MMcf per day. The Company also has a sizeable inventory of unproved acreage in the Antrim producing trend and management believes that a number of its wells, including certain of those acquired in the Terra Acquisition, have substantial potential for improved recovery. The Company expects that capital expenditures for 1995 relating to its Antrim interests will total $15.0 million for its share of the costs of drilling 320 development wells, including non-operated wells, and construction of flowlines and production facilities. The Company made capital expenditures of $3.6 million during the first nine months of 1995. The Company expects to make capital expenditures totaling $16.7 million in 1996 for its share of the costs of drilling approximately 300 Antrim development wells and constructing flowlines and facilities to serve the new wells.

     OTHER MICHIGAN

     The Company discovered the Kalkaska 21 Field in 1971 and commenced production from the first of 14 wells in 1972. The Company owns a 100% working interest in and operates this field. As of June 30, 1995, net proved reserves in the field totaled 6.3 Bcf of natural gas (1.1 MMBoe) and 0.5 MMBbls of oil. Estimated gross production for the month of September 1995 from nine producing wells averaged 372 Bopd and 170.0 Mcf of natural gas per day, of which the Company's net share was 324 Bopd and 149.0 Mcf of natural gas per day. Horizontal wells and secondary recovery methods are being employed in the project. The Company also operates two natural gas processing plants at the field. No significant capital expenditures with respect to this field are planned for 1995 or 1996. As of June 30, 1995, other Michigan properties contained net proved reserves of 14.2 Bcf of natural gas (2.4 MMBoe) and 0.7 MMBbls of oil. Estimated net production for the month of September 1995 from other Michigan producing wells was 8.6 MMcf of natural gas per day and 600 Bopd.

     GULF COAST REGION

     One of the Company's most significant natural gas discoveries in recent years occurred in early 1994 with the successful drilling to a depth of 19,260 feet and completion of the UNOCAL Louisiana Furs C 16 exploratory well in the Freshwater Bayou Field in Vermilion Parish, Louisiana. The discovery flowed natural gas at a rate of 30.6 MMcf per day and 192 Bcpd. The Company has a 10% working interest in the project, in which the other participants are Unocal Corporation, as operator, The Louisiana Land and Exploration Company and the Vincent Joseph Duncan Trust. In addition to the exploratory well, four successful development wells have been drilled in 1994 and 1995. As of June 30, 1995, estimated gross proved natural gas reserves in the field totaled 355.2 Bcf of natural gas, with net reserves to the Company of 29.4 Bcf of natural gas (4.9 MMBoe), and 3.0 MMBbls of condensate, with net reserves to the Company of 0.2 MMBbls of condensate. Estimated gross production for the month of September 1995 from three of the five wells averaged 133.0 MMcf per day, of which the Company's net share was 11.0 MMcf per day. Production from the remaining two wells commenced in October 1995. The Company expects that capital expenditures for 1995 will total $4.1 million for its share of the costs of drilling, completing and equipping development wells and expansion of natural gas processing and production facilities. The Company made capital expenditures of $2.8 million during the first nine months of 1995. One exploratory well may be drilled in 1996 to complete evaluation of the acreage block. The Company expects that its share of capital expenditures for such well, if drilled, and for other operations in the field, will be $1.0 million in 1996.

     The Company expects that capital expenditures relating to other activities in the Gulf Coast region for 1995 will total $6.2 million. The Company made capital expenditures of $5.7 million during the first nine months of 1995 relating to other activities in the region. The Company expects that capital expenditures for other operations in the region will be $3.2 million in 1996.

     GULF OF MEXICO

     The Company has been active in the Gulf of Mexico since 1970 and currently holds working interests varying from 10.0% to 37.5% in six producing blocks and 17 undeveloped blocks in the Gulf, including those referred to in the following paragraph. The Company does not operate in the Gulf of Mexico. Operators of the Company's blocks include The Louisiana Land and Exploration Company, Oryx Energy Company, Pogo Producing Company, Vastar Resources, Inc. and Apache Corporation. As of June 30, 1995, estimated gross proved reserves in the Company's producing blocks totaled 18.4 Bcf of natural gas and 1.5 MMBbls of oil, with respective net reserves to the Company of 3.8 Bcf (0.6 MMBoe) and 0.2 MMBbls. Estimated gross production for the month of September 1995 from the six producing blocks averaged 36.8 MMcf gas per day and 2,195 Bopd, of which the Company's net share was 8.7 MMcf per day and 335 Bopd.

     The Company's interests in the Gulf of Mexico include a recently completed successful development well on Galveston Block 313, which as of early September 1995 was flowing 15.3 MMcf of gas per day and 313 Bcpd. The Company's working interest in Galveston 313 is 37.5%. The Company participated in both the March 1994, the March 1995 and the September 1995 outer continental shelf federal offshore sales covering the central Gulf of Mexico, offshore Louisiana. Successful bids were filed on Vermilion Block 335 and Vermilion Block 346 with Pogo Producing Company as operator (with the Company's working interest being 25% and 33.33%, respectively), Ship Shoal Block 367 with Vastar Resources, Inc., as operator (with the Company's working interest being 10%) and West Cameron Block 567 and Galveston Block 331 with Apache Corporation as operator (with the Company's working interest being 25% and 33.3%, respectively). Ship Shoal Block 367 is located southwest of the Ship Shoal Block 349 subsalt discovery recently made by Phillips Petroleum Corporation. The Company will participate with its partners in acquiring and interpreting 3-D seismic data in anticipation of drilling a subsalt well on the block in 1996 or 1997. The Company has an interest in three other blocks in the Ship Shoal area surrounding the subsalt discovery. Plans are underway to evaluate the subsalt potential of each of these blocks. The Company expects that capital expenditures for 1995 will total $5.3 million principally for its share of the costs of lease and seismic acquisition programs and the drilling of three wells in the Gulf of Mexico. The Company made capital expenditures of $2.1 million during the first nine months of 1995. The Company expects to make capital expenditures of up to $8.4 million in 1996 for its share of the costs of drilling at least two exploratory wells in the Gulf.

     OTHER

     The Company is a member of two consortia which have acquired an aggregate of 38,200 acres in the Lodgepole play, an oil project, in the Williston Basin in North Dakota, of which the Company's net share is an aggregate of 7,800 acres. One of the consortia has acquired one 3-D seismic survey of 30 square miles relating to this acreage, and a second 3-D seismic survey is planned.

     The Company also has interests in producing, undeveloped and unproved properties in several other areas in the U.S.

DESCRIPTION OF NON-U.S. OPERATIONS

     SOUTH AMERICA

     Republic of Ecuador ("Ecuador"). A consortium in which the Company has a 14% working interest was awarded the Oriente Block 16 concession in 1986. The consortium later acquired, pursuant to special service contracts, development rights for the Tivacuno Field located north of Block 16 and for the Capiron Field which has been unitized with the Bogi Field located in Block 16. The other members of the consortium include Maxus Ecuador, Inc., Overseas Petroleum Investment Corp. (the Taiwanese state oil company), Murphy Oil Company, Ltd., and Canam Offshore Limited. The project is operated by Maxus Energy Corporation, a recently acquired subsidiary of YPF Sociedad Anonima.

     By the end of 1989, the consortium had acquired, processed and interpreted over 2,500 kilometers of seismic data, leading to the drilling of eight exploratory wells. Of these eight wells, seven were commercial discoveries. The consortium prepared a development plan, approved by the Ecuadorian Minister of Energy and Mines in 1991, covering five fields. Implementation of the plan commenced in 1992 and development thereunder continues to proceed. Production commenced in the Tivacuno Field in May 1994, in the Bogi-Capiron Field in June 1994 and in the Amo Field in December 1994. Production facilities, an oil pipeline and roads have been completed, resulting in oil being delivered through blending facilities at Shushufindi for transport via the Trans-Andean pipeline to the Pacific Ocean for export.

     As of June 30, 1995, estimated gross proved reserves in Block 16 and the Tivacuno and Capiron Fields totaled 152.6 MMBbls of oil, with net reserves to the Company of 16.7 MMBbls. Estimated gross production for the month of September 1995 from 16 producing wells averaged 31,201 Bopd, of which the Company's net share was 3,187 Bopd. The Company expects that capital expenditures for 1995 will total $15.6 million for its share of the costs of drilling 12 development wells and constructing roads, flowlines and certain production facilities. The Company made capital expenditures of $11.9 million during the first nine months of 1995. The Company expects to make capital expenditures totaling $15.0 million in 1996 for its share of the costs relating to the planned drilling of 10 development wells and the construction of additional facilities and flowlines to serve the new wells.

     The Block 16 project is located in a tropical rain forest environment. Extensive environmental impact assessments have been completed and the development plan has been designed to minimize impacts to the forest. The plan provides for controlled access to the development area, provides for strict levels of compliance and is designed to produce minimal disruption within the project area.

     Production in Block 16 and related fields is currently curtailed due to a limitation in the capacity of the Trans-Andean pipeline to 345,000 Bopd, of which Block 16's share as of September 30, 1995 was 33,000 Bopd. The Ecuadorian government has solicited bids for expansion of pipeline capacity to 460,000 Bopd but has not to date awarded a contract for such expansion. Such expansion, if undertaken, is expected to be completed no earlier than 1997. The reserves in the fields in the southern end of the block, including the Amo, Iro, Diami and Ginta Fields, have not yet been officially declared part of the national petroleum reserve by the Ecuadorian Oil Ministry. Receipt of such declaration would give the Block 16 consortium a larger pro-rated share of Trans-Andean pipeline capacity. However, the Company can give no assurance that pipeline curtailment will not limit production in Block 16 for the foreseeable future.

     With lower worldwide oil prices and increases in total project costs reducing the overall economic benefit of Block 16 and related fields to the Ecuadorian government, the Ministry of Energy and Mines in Ecuador has notified the members of the consortium with interests in these fields that they should investigate alternatives for improving project economics to the Ecuadorian government, including the renegotiation of the service contract governing the Company's interest in these fields. The Ecuadorian government has significant leverage to force changes due to its broad governmental and regulatory powers. Discussions with the Ecuadorian government concerning various alternatives began in September 1995 and will likely continue for the next several months. See "Risk Factors -- Risk of Ecuador Contract Renegotiation."

     Republic of Venezuela ("Venezuela"). A consortium in which the Company is a member was awarded the Colon Unit in Venezuela's Marginal Fields Reactivation Program in 1994. The Company has a 29.17% working interest in the project, in which the other participants are Tecpetrol International, Inc., as operator, Wascana de Venezuela C.A. and Corexland B.V. On May 1, 1995, the consortium assumed responsibility for the unit. As of June 30, 1995, estimated gross proved reserves in the unit totaled 86.7 MMBbls of oil, with net reserves to the Company of 11.3 MMBbls. Estimated gross production during the month of September 1995 from 50 producing wells averaged 3,748 Bopd, of which the Company's net share was 479 Bopd.

     The operating services agreement among the consortium and Maraven commits the consortium to make capital and operating expenditures of $160.0 million over three years commencing in May 1995. The Company's share of costs relating to the project over this period is estimated to be approximately $47.0 million ($38.0 million for capital expenditures and $9.0 million for operating expenditures). The Company expects that capital expenditures for 1995 will total $12.4 million for its share of the costs of production refitting, reworks and drilling 11 development wells. The Company made capital expenditures of $4.5 million through September 30, 1995. The Company expects to make capital expenditures totaling $18.7 million in 1996 for its share of the costs of drilling 12 development wells and three exploratory wells, workovers and repair of existing wells and facilities and both conventional and 3-D seismic surveys.

     Republic of Colombia ("Colombia"). In June 1994, the Company acquired from Sun Company, Inc. all the capital stock of Sun Colombia, whose sole asset is a 33.33% working interest in the Espinal Block located in Colombia's Upper Magdalena Valley. LASMO Oil (Colombia) Limited ("LASMO") is the operator of and has the remaining working interest in this project. At the time of the Company's acquisition of Sun Colombia, production from the block was 4,000 Bopd (gross) from two wells in the Purificacion field. Subsequently, a third Purificacion development well was drilled and placed on line to replace one of the two producing wells. Estimated gross production for the month of September 1995 averaged 5,815 Bopd of which the Company's share was 675 Bopd. In addition to these two producing wells, the block contains three undeveloped discoveries. Development plans call for bringing two of the undeveloped fields on the block, Venganza and Revancha, into production by the second quarter of 1996. The last undeveloped field, Chenche, is scheduled to be developed in 1997 or sometime thereafter.

     As of June 30, 1995, estimated gross proved reserves in the block totaled
44.7 MMBbls of oil, with net reserves to the Company of 5.6 MMBbls. The Company expects that capital expenditures for 1995 will total $3.9 million for its share of the costs of drilling one development well in the Revancha Field and constructing a pipeline, flowlines and production facilities. The Company made capital expenditures of $3.4 million during the first nine months of 1995. The Company believes that the Espinal Block holds significant exploration potential. LASMO and the Company have obtained a detailed seismic survey of the block which the Company expects will lead to the drilling of three exploratory wells in 1996. Costs to the Company for 1996 capital expenditures relating to the block are expected to total $9.1 million.

     The association contract among LASMO, Sun Colombia and Empressa Colombiana de Petroleos ("Ecopetrol"), the state oil company, provides for an option for Ecopetrol to assume a 50% working interest in the development and production of reserves on a field-by-field basis. Ecopetrol has exercised this option with respect to the Purificacion Field, and accordingly the Company's working interest in such field is expected to be 16.7% over the remaining life of the contract.

     The Company has been involved in Colombia since 1981 when it initiated exploration efforts leading to discoveries in 1988 and 1989 on the Cano de la Hermosa Block. As of June 30, 1995, estimated gross proved reserves in the block totalled 1.4 MMBbls of oil, with net reserves to the Company of 1.1 MMBbls. Estimated gross production during the month of September 1995 from two wells on the block averaged 500 Bopd, of which the Company's net share was 378 Bopd. The Company anticipates capital expenditures of $0.3 million in 1995 and $1.8 million in 1996 in connection with drilling one development well.

     AFRICA

     Republic of the Congo (the "Congo"). As a result of the Walter Acquisition, the Company acquired a 43.75% working interest in and became operator of the Marine I Exploration Permit offshore the Congo in West Africa which includes the Yombo Field. Other participants in the project are Nuevo Congo Company, Kuwait Foreign Petroleum Exploration Co. K.S.C. and Hydro-Congo, the Congolese state oil company, whose interest is being carried by the other participants. The field has been producing since 1991. As of June 30, 1995, estimated gross proved reserves totaled 50.0 MMBbls of oil, with net reserves to the Company of 15.9 MMBbls. Estimated gross production during the month of September 1995 from 20 producing wells averaged 10,860 Bopd, of which the Company's net share was 3,400 Bopd. Oil is produced into a self-contained floating production, storage and off-loading vessel anchored on site. The vessel's storage capacity is over one MMBbls of oil. The Company expects that capital expenditures for 1995 will total $7.5 million for its share of the costs of drilling two development wells. The Company made capital expenditures of $2.8 million during the first nine months of 1995. The Company expects to make capital expenditures totaling $11.6 million in 1996 for its share of costs relating to the planned drilling of eight development wells. Deeper objectives within the Yombo Field and undrilled structures on additional acreage within the Marine I Exploration Permit remain to be explored.

     Republic of Equatorial Guinea ("Equatorial Guinea"). In 1991, the Company joined in the development of the Alba Field, located within offshore Blocks A-12, A-13, B-12 and B-13, Equatorial Guinea. The Company's initial working interest in these blocks of 16.67% increased to 40.125% upon consummation of the Walter Acquisition in February 1995. By virtue of the Walter Acquisition, the Company became the operator of the project, the other participants in which include Samedan of North America, Globex International, Axem Resources, Inc. and Walter Oil & Gas Corporation. Production of condensate from the field commenced in December 1991. As of June 30, 1995, estimated gross proved reserves in the field totaled 25.2 MMBbls of condensate, with net reserves to the Company of 8.5 MMBbls, 9.4 MMBls (gross) of plant products, 3.0 MMBls net to the Company, and
31.3 Bcf of natural gas, 10.7 Bcf net to the Company. Estimated gross production for the month of September 1995 from two producing wells averaged 6,226 Bcpd, of which the Company's net share was 1,844 Bcpd.

     The condensate is being recovered, processed and sold for export. The residue gas is not currently being utilized due to the lack of a proximate market. The participants in the block recently joined with the government of Equatorial Guinea for the development of an LPG extraction plant which is scheduled for completion in late 1996. The cost of the plant is projected to be approximately $20 million, of which the Company's share is $8 million. Production is expected to be approximately 2,500 Bbls per day of LPG and an additional 400 Bcpd.

     The Company, as operator, has acquired a 3-D seismic survey of both the Alba Field and prospective acreage on the northern portion of the blocks. The seismic program is designed to identify a suitable location for a committed exploratory well and to study the Alba Field to determine the location of future development wells. Recent activity by other operators on nearby blocks has indicated exploration potential for the area.

     The Company expects that capital expenditures for 1995 will total $5.9 million for its share of the costs of conducting the 3-D seismic survey and construction of the LPG extraction plant. The Company made capital expenditures of $2.2 million during the first nine months of 1995. The Company expects to make capital expenditures totaling $9.0 million in 1996 for its share of costs relating to the planned drilling of two exploratory wells and completion of the construction of the LPG extraction plant.

     Republic of Tunisia ("Tunisia"). As a result of the Walter Acquisition, the Company acquired a 100% working interest in and became the operator of the El Franig concession. A shut-in gas discovery is located within the concession. Testing of this well began in October 1995. No reserves have been attributed to this project pending the outcome of testing. If such testing proves successful, CMS Generation Co., or another CMS Energy affiliate, may become involved in the project by providing gas transmission and electric generation facilities. The Company estimates that capital expenditures for 1995 will total $1.5 million. The Company has made capital expenditures of less than $0.1 million during the first nine months of 1995. If warranted by test results, the Company expects to make capital expenditures totaling $3.0 million in 1996 for further development of the discovery.

     MIDDLE EAST

     Republic of Yemen ("Yemen"). The Company, through its 50% ownership of Comeco Petroleum, Inc., holds a 14.28% working interest in the East Shabwa Block in Yemen. Complex Resources N.L. has an option exercisable by March 31, 1996 to buy 17.5% of Comeco Petroleum, Inc.'s issued capital in the form of nonvoting shares at a price currently estimated to be $4.5 million. Other participants in the East Shabwa Block are Total Yemen, as operator, Unocal Yemen Limited, Kuwait Foreign Petroleum Exploration Co. K.S.C. and Command Petroleum Holdings N.L. The block contains three discoveries and a number of prospects and leads. A seismic program was completed in 1994 with a view to moving forward with development. As of June 30, 1995, estimated gross proved reserves in the block totaled 28.1 MMBbls of oil, with net reserves to the Company of 2.6 MMBbls.

     The three discoveries in the East Shabwa Block are the Kharir, Atuf N.W. and Wadi Taribah Fields. The discovery well of the Kharir Field, drilled in 1992, tested oil at a combined rate of 3,400 Bopd. Two appraisal wells have been drilled on the Kharir structure and tested at rates up to 12,250 Bopd. The discovery well of the Atuf N.W. #1 Field encountered high quality oil pays on a separate structure and was cased for testing at a later date. The discovery well of the Wadi Taribah Field, drilled in August 1995 tested oil at the rate of 1,459 Bopd. The East Shabwa Block's production is anticipated to commence in mid-1997. Construction of production facilities, flowlines and pipelines is scheduled to begin during the second half of 1996. The Company expects that capital expenditures for 1995 will total $5.1 million for its share of the costs of drilling two exploratory wells and two development wells and constructing pipelines and production facilities. The Company made capital expenditures of $2.3 million during the first nine months of 1995. The Company expects to make capital expenditures totaling $5.7 million in 1996 for its share of the costs relating to the planned drilling of two exploratory wells and one development well and continuing with pipeline and facilities construction.

     OTHER NON-U.S.

     In May 1995, the Company sold its 10% working interest in the Black Stump, Bodalla South and Kenmore producing licenses in Australia for approximately $2.2 million. Sales are pending with respect to the Company's interests in properties in New Zealand and Papua New Guinea. The Company has working interests of less than 10% in each of the properties.

RESERVES

     The Company has interests in producing wells located in ten states and offshore the Gulf of Mexico in the U.S. and in six foreign countries (excluding two countries where the Company has properties whose disposition is pending) with most of its estimated proved reserves of natural gas located in three natural gas producing areas of the United States (northern Michigan, the Gulf Coast region and the Gulf of Mexico) and most of its estimated proved reserves of oil located in South America (Ecuador, Venezuela and Colombia) and West Africa (the Congo and Equatorial Guinea). At June 30, 1995, the Company had estimated proved reserves of 68.9 MMBbls of oil and 298.1 Bcf of natural gas, or a total of 118.6 MMBoe.

     The following table sets forth the Company's net interest in estimated quantities of developed and undeveloped proved oil and natural gas reserves at June 30, 1995, after giving effect to the Terra Acquisition, as prepared by Ryder Scott, independent petroleum reserve engineers for the Company.

                   OIL AND CONDENSATE (MMBBLS)*            NATURAL GAS (BCF)                   TOTAL (MMBOE)
                  -------------------------------   -------------------------------   -------------------------------    PERCENT
                  DEVELOPED   UNDEVELOPED   TOTAL   DEVELOPED   UNDEVELOPED   TOTAL   DEVELOPED   UNDEVELOPED   TOTAL   DEVELOPED
U.S..............     2.0          0.1       2.1      248.7         32.9      281.6      43.4          5.6       49.0      88.6%
South America....    13.9         20.8      34.7         --           --         --      13.9         20.8       34.7      40.1
Africa/Middle
  East...........    18.0         12.0      30.0         --         10.7       10.7      18.0         13.8       31.8      56.6
Other............     0.4          1.7       2.1        5.8           --        5.8       1.4          1.7        3.1      45.2
                     ----         ----      ----      -----         ----      -----      ----         ----      -----      ----
    Total........    34.3         34.6      68.9      254.5         43.6      298.1      76.7         41.9      118.6      64.7%
                     ====         ====      ====      =====         ====      =====      ====         ====      =====      ====

-------------------------
* Oil and condensate includes 0.2 MMBbls and 3.0 MMBbls, respectively, of U.S. and non-U.S. NGLs.

     The Company retained Ryder Scott to prepare the above reserve estimates at June 30, 1995. A letter from Ryder Scott relating to their reserve report, dated October 2, 1995, is included as Appendix A hereto.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.

     As an operator of domestic oil and natural gas properties, the Company has filed Department of Energy Form EIA-23, "Annual Survey of Oil and Gas Reserves," as required by Public Law 93-275. There are differences between the reserves as reported on Form EIA-23 and as reported herein. The differences are attributable to the fact that Form EIA-23 requires that an operator report on the total reserves attributable to wells which are operated by it, without regard to ownership (i.e., reserves are reported on a gross operated basis, rather than on a net interest basis).

     The following table sets forth, at September 30, 1995, the standardized measure of discounted future net cash flows (in thousands) attributable to the Company's estimated proved reserves at such date as prepared by the Company's internal engineers.

                                                        SOUTH        AFRICA &                   TOTAL
                                             U.S.      AMERICA     MIDDLE EAST*     OTHER     WORLDWIDE
Future cash flows.......................   $577,369    $472,746      $414,517      $39,939    $1,504,571
Future production costs.................    218,438     111,842       185,913        8,497       524,690
Future development costs................     10,496      59,794        25,564        6,451       102,305
                                           --------    --------      --------      -------    ----------
       Total costs......................    228,934     171,636       211,477       14,948       626,995
Future net cash flows before taxes......    348,435     301,110       203,040       24,991       877,576
Income tax expenses (benefit)...........    (15,271)     56,230        86,304        5,145       132,408
                                           --------    --------      --------      -------    ----------
Future net cash flows...................    363,706     244,880       116,736       19,846       745,168
Discount to present value at 10% per
  annum.................................    110,328      74,849        41,197        9,817       236,191
                                           --------    --------      --------      -------    ----------
Standardized measure of discounted
  future net cash flows.................   $253,378    $170,031      $ 75,539      $10,029    $  508,977
                                           ========    ========      ========      =======    ==========

-------------------------
* Includes the Company's equity interests in the East Shabwa Block in the Republic of Yemen.

     The standardized measure of discounted future net cash flows from estimated production of the Company's proved oil and gas reserves after income taxes is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS No.
69). In computing this data, assumptions and estimates have been utilized, and no assurance can be given that such assumptions and estimates will be indicative of future economic conditions. The Company cautions against interpreting this information as a forecast of future economic conditions or revenues. Future net cash flows are determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on September 30, 1995 economic conditions. Estimated future production is priced at September 30, 1995, except where fixed and determinable price escalations are provided by contract. The resulting estimated future net cash flows are reduced by estimated future costs to develop and produce the proved reserves based on September 30, 1995 cost levels, but not for debt service and general and administrative expenses.

     The discounted estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the discounted estimated future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and actual discounted cash flow, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the calculation of the discounted estimated future net cash flows using a 10% discount per annum as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and natural gas industry in general.

     For additional information concerning reserves, the future net cash flows and the standardized measure of discounted future net cash flows to be derived from the Company's reserves calculated in accordance with the provisions of SFAS No. 69, see "Risk Factors -- Uncertainty of Reserve Estimates" and Supplemental Information -- Oil and Gas Producing Activities in the Consolidated Financial Statements included elsewhere herein.

WELLHEAD VOLUMES, PRICES AND PRODUCTION COSTS

     The following table sets forth certain information regarding the Company's net wellhead production volumes of and average wellhead prices received for sales of oil and condensate, natural gas and natural gas liquids, and average production costs of sales volumes, during each of the three years in the period ended December 31, 1994 and the nine-month periods ended September 30, 1994 and 1995 and pro forma for the year ended December 31, 1994 and the nine months ended September 30, 1995, giving effect to the Recent Acquisitions as if such acquisitions had occurred on the first day of each such period.

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                   -----------------------------    ---------------------------------------
                                                       PRO FORMA                                  PRO FORMA
                                    1994      1995       1995        1992      1993      1994       1994
SALES VOLUME:
  Oil and Condensate (MBbls):
     U.S........................      518       463         485        994       870       690         717
     South America..............      409     1,269       1,269         --       192       720         720
     Africa/Middle East.........      181     1,404       1,600        149       290       283       2,037
     Other......................      284        83          83        274       364       332         332
                                   ------    ------     -------     ------    ------    ------     -------
       Total....................    1,392     3,219       3,437      1,417     1,716     2,025       3,806
                                   ======    ======     =======     ======    ======    ======     =======
  Natural Gas (MMcf):
     U.S........................   14,793    18,903      20,797     17,384    18,197    20,300      22,679
     Other......................      215        86          86        194       290       246         246
                                   ------    ------     -------     ------    ------    ------     -------
       Total....................   15,008    18,989      20,883     17,578    18,487    20,546      22,925
                                   ======    ======     =======     ======    ======    ======     =======
  Natural Gas Liquids (MBbls):
     U.S........................      123       172         172        291       186       193         193
                                   ======    ======     =======     ======    ======    ======     =======
AVERAGE SALES PRICES:
  Oil and Condensate (per Bbl):
     U.S........................   $15.64    $16.63     $ 16.66     $19.25    $16.58    $15.22     $ 15.25
     South America..............    10.20     13.22       13.22         --      9.46     10.72       10.72
     Africa/Middle East.........    15.29     14.09       13.99      19.32     17.14     15.97       13.31
     Other......................    12.10     13.94       13.94      16.55     14.89     12.32       12.32
       Composite*...............    13.32     14.04       14.02      18.85     15.52     13.30       13.12
  Natural Gas (per Mcf):
     U.S........................   $ 2.05    $ 1.73     $  1.68     $ 1.97    $ 2.24    $ 1.95     $  1.93
     Other......................     1.00      1.33        1.33       0.51      0.82      1.04        1.04
       Composite*...............     2.11      1.88        1.82       1.89      2.17      2.05        2.02
  Natural Gas Liquids (per Bbl):
     U.S........................   $14.84    $14.57     $ 14.57     $16.55    $15.24    $14.90     $ 14.90
AVERAGE PRODUCTION COSTS (PER BOE):
  U.S...........................   $ 3.40    $ 2.58     $  2.46     $ 2.83    $ 3.07    $ 3.29     $  3.21
  South America.................     3.85      4.97        4.97         --      3.23      3.94        3.94
  Africa/Middle East............     7.51      4.73        4.49       6.66      4.00      6.03        4.20
  Other.........................     1.70      5.03        5.03       2.00      1.64      2.02        2.02
       Composite................     3.50      3.54        3.50       2.91      3.01      3.42        3.48

-------------------------
* Adjusted to reflect amounts received or paid under futures contracts entered into to hedge the price of production.

ACREAGE

     The following table sets forth the developed and undeveloped acreage in which the Company holds a leasehold, mineral or other interest at September 30, 1995. Excluded is acreage in which the Company's interest is limited to owned royalty, overriding royalty and other similar interests.

                                       DEVELOPED              UNDEVELOPED                  TOTAL
                                   ------------------    ----------------------    ----------------------
                                    GROSS       NET        GROSS         NET         GROSS         NET
U.S.:
  Alabama.......................       320          2        1,065          133        1,385          135
  Indiana.......................        --         --       38,444        3,844       38,444        3,844
  Louisiana.....................    14,326      1,476        1,647        1,358       15,973        2,834
  Michigan......................   199,214     71,348      549,160      191,714      748,374      263,062
  Mississippi...................     5,765        622        1,185          296        6,950          918
  Montana.......................       680        138           --           --          680          138
  New Mexico....................       597         14          280          240          877          254
  North Dakota..................       640         27       45,872       13,079       46,512       13,106
  Offshore Gulf of Mexico.......    34,046      8,305       97,034       24,627      131,080       32,932
  Ohio..........................        --         --       17,864        4,685       17,864        4,685
  Oklahoma......................    22,983      4,239        1,283        1,120       24,266        5,359
  Texas.........................    24,456      2,627       19,337        5,033       43,793        7,660
  Wyoming.......................     1,025         11           --           --        1,025           11
                                   -------    -------    ---------    ---------    ---------    ---------
       Total U.S................   304,052     88,809      773,171      246,129    1,077,223      334,938
NON-U.S.:
  Colombia......................     3,396      3,396      255,908       85,217      259,304       88,613
  Congo.........................     2,000        917       41,196       17,981       43,196       18,898
  Ecuador.......................    19,500      2,730      474,500       66,430      494,000       69,160
  Equatorial Guinea.............    26,651     10,694      283,981      113,947      310,632      124,641
  New Zealand*..................    17,139      1,390        7,413          602       24,552        1,992
  Papua New Guinea*.............        --         --      903,138       63,220      903,138       63,220
  Tunisia.......................        --         --      135,782       67,891      135,782       67,891
  Venezuela.....................    13,120      3,827      789,171      230,175      802,291      234,002
  Yemen.........................        --         --    2,813,279      401,897    2,813,279      401,897
                                   -------    -------    ---------    ---------    ---------    ---------
     Total Non-U.S..............    81,806     22,954    5,704,368    1,047,360    5,786,172    1,070,314
       Total....................   385,858    111,763    6,477,539    1,293,489    6,863,395    1,405,252
                                   =======    =======    =========    =========    =========    =========

-------------------------
* Properties in these countries are subject to agreements of sale.

PRODUCING WELL SUMMARY

     The following table sets forth the number of producing oil and natural gas wells in which the Company has ownership interests at September 30, 1995 in gross and net producing oil and natural gas wells:

                                                            OIL              GAS              TOTAL
                                                       -------------    --------------    --------------
                                                       GROSS    NET     GROSS     NET     GROSS     NET
U.S.:
  Michigan Antrim...................................     --       --    2,092    412.8    2,092    412.8
  Michigan Other....................................     91     36.3       26      7.9      117     44.2
  Freshwater Bayou..................................     --       --        3      0.3        3      0.3
  Offshore Gulf of Mexico...........................     23      2.9       38      5.3       61      8.2
  All Other U.S.....................................     68      7.0       96     14.3      164     21.3
NON-U.S.:
  South America
     Ecuador........................................     35      3.6       --       --       35      3.6
     Venezuela(1)...................................     73      9.7       --       --       73      9.7
     Colombia.......................................      6      2.7       --       --        6      2.7
  Africa/Middle East
     Congo..........................................     20      6.3       --       --       20      6.3
     Equatorial Guinea..............................      2      0.6       --       --        2      0.6
     Tunisia........................................     --       --       --       --       --       --
     Yemen..........................................      5      0.4       --       --        5      0.4
  Other
     New Zealand(2).................................      9      0.7        2      0.1       11      0.8
     Papua New Guinea(2)............................      5      0.1       --       --        5      0.1
                                                        ---     ----    -----    -----    -----    -----
     Total..........................................    337     70.3    2,257    440.7    2,594    511.0
                                                        ===     ====    =====    =====    =====    =====

-------------------------
(1) The group in which the Company participates assumed control of operations in May 1995.

(2) Properties in these countries are subject to agreements of sale.

     Producing wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, two had multiple completions.

DRILLING ACTIVITIES

     During each of the years ended December 31, 1992, 1993 and 1994, and the nine months ended September 30, 1995, the Company spent approximately $43.2 million, $55.5 million, $54.0 million and $39.4 million, respectively, for exploratory and development drilling. The Company drilled or participated in the drilling of gross and net wells as set out in the table below for the periods indicated (with the Company's participation in Antrim gas drilling shown separately):

                                                 YEAR ENDED DECEMBER 31,                      NINE MONTHS
                                  ------------------------------------------------------         ENDED
                                                                                             SEPTEMBER 30,
                                       1992                1993                1994               1995
                                  ---------------     ---------------     --------------     --------------
                                  GROSS      NET      GROSS      NET      GROSS     NET      GROSS     NET
U.S.:
  Development Wells Completed:
     Gas........................   10.0      2.12      3.0       0.67      5.0      0.84      6.0      1.21
     Oil........................   13.0      0.74      1.0       0.20      1.0      0.29       --        --
     Dry........................    4.0      0.72      1.0       0.12       --        --      1.0      0.28
  Exploratory Wells Completed:
     Gas........................    2.0      1.56       --         --      5.0      1.86      2.0      1.17
     Oil........................    1.0      0.25       --         --      2.0      0.56       --        --
     Dry........................    3.0      0.84      4.0       1.11      6.0      2.30      2.0      1.21
SOUTH AMERICA:
  Development Wells Completed:
     Oil........................     --        --      6.0       0.84     10.0      1.42      7.0      0.98
AFRICA/MIDDLE EAST:
  Development Wells Completed:
     Gas........................    1.0      0.16       --         --       --        --       --        --
  Exploratory Wells Completed:
     Gas........................     --        --       --         --       --        --       --        --
     Oil........................     --        --       --         --       --        --      1.0      0.14
     Dry........................    3.0      0.31       --         --       --        --       --        --
OTHER:
  Development Wells Completed:
     Gas........................     --        --       --         --       --        --      1.0      0.08
     Oil........................    3.0      0.27      2.0       0.16      3.0      0.28      1.0      0.08
     Dry........................    1.0      0.10       --         --      2.0      0.16       --        --
  Exploratory Wells Completed:
     Dry........................     --        --      3.0       0.73      2.0      0.32       --        --
                                  -----     -----     ----      -----     ----      ----     ----      ----
          Total.................   41.0      7.07     20.0       3.83     36.0      8.03     25.0      5.71
                                  =====     =====     ====      =====     ====      ====     ====      ====
MICHIGAN ANTRIM GAS WELLS:*.....  109.0     80.36     27.0      17.02     12.0      9.54     63.0      9.00
                                  =====     =====     ====      =====     ====      ====     ====      ====

-------------------------
* Includes drilling of 59.0 gross (6.5 net) wells by Terra from August 1 through September 30, 1995.

     Due to the success rates typically associated with drilling Antrim gas wells, the table above sets forth separately the Company's participation in such drilling activities. The success rate for these wells for each of the periods represented in the table above was 100%. The Company also participated in other wells during 1994 through farmouts, acreage contributions and other nonpaying interests.

     With the exception of Antrim gas wells, all of the Company's drilling activities are conducted on a contract basis with independent drilling contractors. Three drilling rigs were recently acquired by the Company in connection with the Terra Acquisition and are used in drilling certain Antrim gas wells. The Company owns no other material drilling equipment.

     Excluding the drilling of Antrim gas wells, at September 30, 1995, the Company was participating in the drilling or completion of one gross (0.1 net) well in the U.S., which was subsequently determined to be dry, two gross (0.47 net) wells in South America which will become productive when completed and one gross (0.14 net) well in Yemen which was subsequently determined to be dry.

MARKETING

     NATURAL GAS

     Approximately 60.0% of the Company's natural gas production is sold to various marketing companies on either the spot market or under short-term contracts (one year or less) providing for variable or market sensitive pricing. The balance of the Company's natural gas production is sold under long-term contracts at fixed prices with periodic adjustments based on contract formulas, principally to Consumers Power Company ("Consumers"), a local distribution company which is an affiliate of the Company. During the first nine months of 1995, sales to Consumers accounted for approximately 14.7% of the Company's consolidated revenues. See "Relationship and Certain Transactions with CMS Energy -- Gas Sales Agreements." The Company does not believe the loss of any purchaser would have a material adverse effect on its financial condition or results of operations due to the likely availability of other purchasers for the Company's production at comparable prices.

     OIL

     The Company markets its oil and condensate production from its Congo and Equatorial Guinea properties under short-term contracts at market prices on a cargo lot basis. The Company's oil production from its Ecuadorian and Colombian properties is sold by the respective operators of such properties under short-term contracts at market prices. The Company's oil production from its Venezuelan project is marketed by Maraven. With the exception of pipeline curtailment relating to Block 16 in Ecuador, see "Business and Properties -- Description of Non-U.S. Operations -- South America -- Republic of Ecuador," the Company has not experienced any material inability to market its oil as a result of limited access to transportation space.

     HEDGING ARRANGEMENTS

     The Company periodically enters into oil and natural gas price hedge arrangements to mitigate its exposure to price fluctuations on the sale of oil and natural gas. As of September 30, 1995, the Company had entered into gas price collar contracts on 1.22 Bcf of gas for delivery through December 1995 at prices ranging from $2.05 to $2.35 per MMBtu, an oil collar contract for delivery through December 1995 of 1,000 Bopd with a floor of $18.00 per Bbl and a ceiling of $19.95 per Bbl.

     The Company has also hedged certain of its gas supply obligations to the Midland Cogeneration Venture ("MCV") in the years 2001 through 2006 by entering into an agreement with Louis Dreyfus Exchanges Ltd. on May 1, 1989 to purchase the economic equivalent of 10,000 MMBtu per day at fixed, escalating prices starting at $2.82 per MMBtu in 2001. The settlement periods are each one year period ending December 31, 2001 through 2006 on 3.65 Bcf of natural gas. If the "floating price," generally the then current Gulf Coast spot price, for a period is higher than the "fixed price," the seller pays the Company the difference, and if the fixed price for a period is higher than the floating price, the Company pays the seller the difference. If a party's exposure at any time exceeds $2.0 million, that party is required to obtain a letter of credit in favor of the other party for the excess over $2.0 million, to a maximum of $10.0 million. At September 30, 1995, neither party was required to obtain a letter of credit.

TITLE TO PROPERTIES

     As is customary in the oil and natural gas industry, the Company makes only a limited review of title to farmout acreage and to undeveloped U.S. oil and natural gas leases upon execution of the contracts and leases. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, the Company or other operator of the project, rather than the seller of the undeveloped property, is typically responsible to cure any such title defects at its expense. If the Company or other operator were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of a portion of, or its entire investment in, the property. The Company has obtained title opinions on substantially all of its domestic producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and natural gas industry. The Company's oil and natural gas properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. In the case of the Company's non-U.S. interests, the host government generally owns the minerals. The Company contracts with the government to explore, develop and produce oil and natural gas, and title opinions are not considered necessary.

COMPETITION

     The oil and natural gas industry is highly competitive. The Company faces competition in all aspects of its business, including acquiring reserves, leases, licenses and concessions, obtaining the equipment and labor needed to conduct its operations and marketing its oil and natural gas. The Company's competitors include multinational energy companies, government-owned oil and natural gas companies, other independent oil and natural gas concerns and individual producers and operators. Because both oil and natural gas are fungible commodities, the principal form of competition with respect to product sales is price competition. The Company believes that its competitive position is also affected by its geological and geophysical capabilities, the qualification of certain of its U.S. natural gas interests for tax credits and ready access to markets for production. Many competitors have financial and other resources substantially greater than those available to the Company and, accordingly, may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of the Company's larger competitors may be better able to respond to factors such as changes in worldwide oil or natural gas prices or levels of production, the cost and availability of alternative fuels or the application of government regulations, which affect demand for the Company's oil and natural gas production and which are beyond the control of the Company. Moreover, many competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek entry. The Company expects this high degree of competition to continue.

GOVERNMENTAL REGULATION

     The Company's exploration, development, production and marketing operations are subject to regulation at the federal, state and local levels in the U.S. and by other countries in which the Company conducts business, including regulation relating to such matters as the exploration for and the development, production, marketing, pricing, transmission and storage of oil and natural gas, as well as environmental and safety matters. Failure to comply with such regulations could result in substantial liabilities to third parties or governmental entities, the payment of which could have a material adverse effect on the Company's financial condition or results of operations. The Company believes that it is in substantial compliance with such laws and regulations. However, there is no assurance that laws or regulations enacted in the future or the modification of existing laws or regulations will not adversely affect the Company's exploration for or development, production or marketing of oil or natural gas. In addition, non-U.S. properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, import and export regulations and other foreign laws or policies as well as by laws and policies of the U.S. affecting foreign trade, taxation and investment. Furthermore, in the event of a dispute arising from non-U.S. operations, the Company may be subject to the exclusive jurisdiction of courts outside the U.S. or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

     U.S. REGULATION

     The oil and natural gas industry is subject to various types of regulation by federal, state and local authorities in the U.S. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion. Further, numerous departments and agencies, both federal and state, have issued rules and regulations affecting the oil and natural gas industry and its individual members, compliance with which is often difficult and costly and some of which may carry substantial penalties for non-compliance. The regulatory burden on the oil and natural gas industry increases its cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     Exploration and Production. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandoning of wells. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of oil and natural gas the Company can produce from its wells, and to limit the number of wells or the locations at which the Company can drill.

     A portion of the Company's oil and natural gas leases are granted by the federal government and administered by the Bureau of Land Management (the "BLM") and the Minerals Management Service (the "MMS"), both of which are federal agencies. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed BLM and MMS regulations and orders which regulate, among other matters, drilling and operations on these leases, calculation of royalty payments to the federal government and bonding requirements (and which are subject to change by the BLM and the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, Army Corps of Engineers and Environmental Protection Agency), lessees must obtain a permit from the BLM or the MMS prior to the commencement of drilling.

     The Mineral Lands Leasing Act of 1920 (the "MLLA") places limitations on the number of acres under federal leases that the Company may own in any one state. While subject to this law, the Company does not have a substantial federal lease acreage position in any state or in the aggregate.

     Natural Gas Marketing and Transportation. Federal legislation and regulatory controls in the U.S. have historically affected the price of the natural gas produced by the Company and the manner in which such production is marketed. The Federal Energy Regulatory Commission (the "FERC") regulates the interstate transportation and sale for resale of natural gas by interstate and intrastate pipelines. The FERC previously regulated the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce under the Natural Gas Policy Act. Effective January 1, 1993, however, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") deregulated natural gas prices for all "first sales" of natural gas, which includes all sales by the Company of its own production. As a result, all sales of the Company's domestically produced natural gas may be sold at market prices, unless otherwise committed by contract. The FERC's jurisdiction over natural gas transportation and gas sales other than first sales was unaffected by the Decontrol Act.

     The Company's natural gas sales are affected by the regulation of intrastate and interstate gas transportation. In an attempt to restructure the interstate pipeline industry with the goal of providing enhanced access to, and competition among, alternative natural gas suppliers, the FERC, commencing in April 1992, issued Order Nos. 636, 636-A and 636-B ("Order No. 636") which have altered significantly the interstate transportation and sale of natural gas. Among other things, Order No. 636 required interstate pipelines to unbundle the various services that they had provided in the past, such as sales, transmission and storage, and to offer these services individually to their customers. By requiring interstate pipelines to "unbundle" their services and to provide their customers with direct access to pipeline capacity held by them, Order No. 636 has enabled pipeline customers to choose the levels of transportation and storage service they require, as well as to purchase natural gas directly from third-party merchants other than the pipelines and obtain transportation of such gas on a non-discriminatory basis. The effect of Order No. 636 has been to enable the

Company to market its natural gas production to a wider variety of potential purchasers. The Company believes that these changes generally have improved the Company's access to transportation and have enhanced the marketability of its natural gas production. To date, Order No. 636 has not had any material adverse effect on the Company's ability to market and transport its natural gas production. However, the Company cannot predict what new regulations may be adopted by the FERC and other regulatory authorities, or what effect subsequent regulations may have on the Company's activities. Further, even though the implementation of Order No. 636 on individual interstate pipelines is essentially complete, many of the individual pipeline restructuring proceedings, as well as Order No. 636 itself and the regulations promulgated thereunder, are subject to pending appellate review and could possibly be changed as a result of future court orders.

     In recent years the FERC also has pursued a number of other important policy initiatives which could significantly affect the marketing of natural gas. Some of the more notable of these regulatory initiatives include (i) a series of orders in individual pipeline proceedings articulating a policy of generally approving the voluntary divestiture of interstate natural gas pipeline-owned gathering facilities to pipeline affiliates, (ii) the completion of a rulemaking involving the regulation of interstate natural gas pipelines with marketing affiliates under Order No. 497, (iii) FERC's on-going efforts to promulgate standards for pipeline electronic bulletin boards and electronic data exchange, (iv) a generic inquiry into the pricing of interstate pipeline capacity, (v) efforts to refine FERC's regulations controlling the operation of the secondary market for released interstate natural gas pipeline capacity, and
(vi) a policy statement regarding market-based rates and other non-cost-based rates for interstate pipeline transmission and storage capacity. Several of these initiatives are intended to enhance competition in natural gas markets. While any resulting FERC action would affect the Company only indirectly, the ongoing, or, in some instances, preliminary evolving nature of these regulatory initiatives makes it impossible at this time to predict their ultimate impact upon the Company's activities.

     In Michigan, the pricing provisions of natural gas purchase contracts with utilities are subject to modification by regulatory authorities. A Michigan Court of Appeals opinion recently affirmed that the Michigan Public Service Commission ("MPSC") has the statutory authority under certain circumstances to approve and change the pricing provisions in gas purchase contracts between common purchasers, principally natural gas utilities such as Consumers, and Michigan natural gas producers such as the Company upon the petition of the common purchaser. The court found that producers in Michigan are charged with the knowledge that the MPSC has the power to inspect and interpret the price aspect of natural gas purchase contracts entered into by common purchasers and to determine the reasonableness of such prices.

     NON-U.S. REGULATION

     The Company's non-U.S. exploration, development and production of oil and natural gas are also subject to various types of governmental regulation. In addition, non-U.S. projects in which the Company has an interest generally involve complex contractual relationships with the host government which often contain extensive provisions governing the operation of such projects. The matters addressed by these regulations and contractual provisions include spacing and location of wells, maximum rates of production from wells, access to transportation facilities, permissible volumes for transport, well abandonment procedures and environmental protection. In addition, host governments often seek to insure that the local communities in the areas of activity are strengthened and developed with the view to a better social environment and that off-shore and coastal waters and on-shore areas remain suitable for other resource development projects.

     ENVIRONMENTAL MATTERS

     Extensive federal, state and local laws and regulations relating to health and environmental quality in the U.S. as well as environmental laws and regulations of other countries in which the Company operates affect nearly all of the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to remediate current and former facilities and off-site locations.

     The Company believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting material financial liability, in connection with its business. However, significant liability could be imposed on the Company for damages, clean-up costs and/or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Company or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Company's financial condition or results of operations. Moreover, the Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by the Company for the installation and operation of systems and equipment for remedial measures, all of which could have a material adverse effect on the Company's financial condition or results of operations.

     For instance, legislation has been proposed in the U.S. Congress from time to time that would reclassify certain oil and natural gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and natural gas industry in general. State initiatives to further regulate the disposal of oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. Finally, environmental regulations are becoming increasingly stringent and more vigorously enforced in other countries where the Company operates, raising similar concerns.

     The United States Oil Pollution Act of 1990 (the "OPA") and regulations promulgated thereunder impose a variety of requirements on persons who are or may be responsible for oil spills in waters of the U.S. Among other things, the OPA requires owners and operators of facilities and vessels that may be the source of an oil spill to develop plans for responding to an oil spill and to acquire or have available equipment necessary to respond to a reasonably foreseeable oil spill. The OPA also requires owners and operators of "offshore facilities" to establish $150 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill. On August 25, 1993, the MMS published an advance notice of its intention to prepare a rule under the OPA that would define "offshore facilities" to include all oil and natural gas facilities that have the potential to affect "waters of the United States." The term "waters of the United States" has been broadly defined to include inland waterbodies, including wetlands, playa lakes and intermittent streams. Since the Company owns or operates many oil and natural gas facilities that could affect "waters of the United States," the Company could become subject to the financial responsibility rule if it is proposed as described. Under the OPA, financial responsibility could be established through insurance, guaranty, indemnity, surety bond, letter of credit, qualification as a self-insurer or a combination thereof. It is unclear whether insurance coverage will be available as a practical matter because the statute provides for direct lawsuits against insurers who provide financial responsibility coverage, and most insurers have strongly protested this requirement. The Company cannot predict the final form of the financial responsibility rule that may be proposed by the MMS under the OPA or whether pending legislation may affect it, but if such a rule were adopted and were to apply to the Company, no assurance can be given as to the Company's ability to comply with such rule or the costs of such compliance.

     In addition, the Federal Water Pollution Control Act, also known as the Clean Water Act, and regulations promulgated thereunder, require containment of potential discharges of oil or hazardous substances and preparation of oil spill contingency plans. The Company believes that it has adequate procedures that address containment of potential discharges and spill contingency planning. The U.S. Environmental Protection Agency has recently increased its efforts to enforce compliance with spill containment and contingency planning requirements. The failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

     The Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     Most states have comparable strict liability programs to address environmental contamination. The Company is engaged in a number of site remediation activities in Michigan. The Company believes that neither the costs nor any liabilities incurred in such activities would have a material adverse effect on its financial condition or results of operations.

     The Company's non-U.S. exploration, development and production activities are also generally subject to environmental controls which, although often not as precisely expressed by statute or regulation as those in the U.S., are viewed by the Company as generally establishing standards comparable to those in the U.S. In addition, in environmentally sensitive non-U.S. areas of operation, such as the rain forest in Ecuador where the Company has substantial interests, especially stringent measures and special provisions may be appropriate or required. Most of the Company's non-U.S. projects involve complex contractual relationships with the host government, and the sources of environmental regulation applicable to the Company's non-U.S. projects are often contractual rather than statutory or regulatory. Host governments generally require projects within their jurisdiction to employ technologically advanced methods for preventing, monitoring and remediating environmental disturbances and discharges. During the preparation of plans of development, the project operator is often required to prepare a comprehensive environmental management plan and to submit emergency preparedness and discharge clean-up contingency procedures.

     Management believes that the Company is in substantial compliance with applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect on the Company.

OPERATIONAL RISKS AND INSURANCE

     The oil and natural gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The Company's offshore operations also are subject to the additional hazards of marine operations, such as severe weather, capsizing and collision. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damages and suspension of operations. The availability of a ready market for the Company's oil and natural gas production also depends on the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines, shipping, trucking and terminal facilities. In addition, the Company may be legally responsible for environmental damages caused by previous owners of property purchased or leased by the Company. As a result, the Company could incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties.

     In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company currently maintains coverage with respect to general liability, commercial property, workers' compensation, automotive liability and electronic equipment and, with respect to certain properties, political risk from OPIC. The Company also maintains an umbrella liability policy and operator's extra expense policies. All such insurance is subject to normal deductible levels.

     Among other things, coverage is not obtainable for certain types of environmental hazards. Insurance covering the risk of contamination is hard to obtain, costly and very restrictive. It is generally limited to sudden, accidental events that must be reported in a very limited period of time after occurrence to the insurer.

     The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition or results of operation. Moreover, there can be no assurance that the Company's insurance will be adequate to cover any losses or exposure to liability or that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

TAX MATTERS

     DUAL CONSOLIDATED LOSSES

     As a result of the Walter Acquisition and related transactions in February 1995, Walter became a wholly-owned subsidiary of CMS NOMECO. Among Walter's consolidated assets at such time were certain assets located in the Congo acquired from an affiliate of Amoco shortly prior to the Walter Acquisition. As a result of certain agreements entered into by Walter in connection with the acquisition of the Congolese assets, Walter agreed to become liable for tax liabilities incurred as a result of the recapture of "dual consolidated losses" utilized by Amoco for tax purposes in prior years, if a "triggering event" were to occur with respect to such assets or with respect to the stock of Walter or certain of its subsidiaries. As part of the Walter Acquisition, CMS Energy and CMS NOMECO became jointly and severally liable for Walter's obligation to Amoco and agreed to obtain the approval of Amoco prior to entering into transactions which could constitute triggering events. It is currently estimated that the additional tax liability that could be recaptured upon a triggering event would be approximately $78.2 million, plus an interest factor thereon. CMS Energy has subsequently agreed to indemnify CMS NOMECO (the "CMS Energy Indemnity") for any liability relating to recapture of such dual consolidated losses if the triggering event results from acts or omissions (i) of CMS Energy or any of its subsidiaries (other than CMS NOMECO) which occur after the initial sale of the Common Stock offered hereby; (ii) of CMS NOMECO if such acts or omissions are approved by the Board of Directors of CMS NOMECO, which approval includes the affirmative vote of a majority of the employees of CMS Energy or any of its subsidiaries (other than CMS NOMECO) who serve on CMS NOMECO's Board of Directors; or (iii) of any person if such acts or omissions occur prior to the initial sale of the Common Stock offered hereby. Pursuant to the CMS Energy Indemnity, CMS NOMECO has also agreed to indemnify CMS Energy for any such dual consolidated loss tax liability if the triggering event results from acts or omissions of CMS NOMECO on or after the initial sale of the Common Stock offered hereby which have not been approved by the Board of Directors of CMS NOMECO in the manner described in the preceding sentence.

     Among the triggering events that could result in a recapture of these dual consolidated losses would be a sale of the assets in question under certain circumstances to an unrelated party. Another triggering event could be the inability to continue to include Walter in the CMS Energy consolidated group for federal income tax purposes. Such tax deconsolidation could occur if, for instance, CMS NOMECO issued sufficient shares of its Common Stock to unrelated parties so that CMS Energy and its affiliates no longer owned at least 80% of CMS NOMECO's Common Stock. A tax deconsolidation could also occur if CMS Energy reduced its holdings in CMS Enterprises, CMS Enterprises reduced its equity interest in CMS NOMECO to an extent that CMS Enterprises no longer owned at least 80% of the stock of CMS NOMECO, or another U.S. corporation acquired 80% or more of CMS Energy's stock. CMS NOMECO has no plans, and has been advised that CMS Energy has no plans, to effect any transaction in the foreseeable future that would cause such a deconsolidation.

     In addition, at the time the Walter group acquired Congolese assets formerly owned by Amoco's affiliate, the Nuevo group acquired from an affiliate of Amoco certain other Congolese assets. As in the case of the transaction involving Walter described above, subsequent triggering events with respect to the assets acquired by the Nuevo group (or transactions with respect to the stock of Nuevo or its affiliates) could result in recapture of dual consolidated losses with respect to such assets. Under the arrangements negotiated among Amoco, Walter and Nuevo prior to the Walter Acquisition, Walter and Nuevo would be jointly and severally liable for up to $59.0 million in potential recapture tax, plus an interest factor thereon, to Amoco if Amoco were required to recapture its dual consolidated losses as a result of triggering events occurring after the acquisitions described above. Although Walter and Nuevo have agreed to indemnify each other for payments that are required to be made to Amoco as a result of the other party's acts or omissions, if a triggering event were to occur with respect to the assets acquired by the Nuevo group, Walter could be required to make a payment to Amoco to indemnify Amoco for the resulting tax recapture and would then have to recover such payment from Nuevo. Because the net assets of Nuevo currently appear to be adequate to satisfy any obligation which Nuevo may have with respect to a triggering event related to assets acquired from Amoco's affiliate, CMS NOMECO believes that it is unlikely that Walter would have to make a payment to satisfy its secondary liability, although there can be no assurance that this will be the case. However, if Walter were required to make such a payment, it would have a claim against Nuevo, but would not be able to recover such payment from CMS Energy under the CMS Energy Indemnity.

     As a result of CMS NOMECO's November 1993 acquisition (the "Yemen Acquisition") of its ownership interest in Pecten Yemen Company ("PYC"), a predecessor of Comeco Petroleum, Inc., from a member of the Shell Petroleum Inc. consolidated group (the "SPI Group"), CMS NOMECO agreed to become jointly and severally liable for tax liabilities incurred by the SPI Group as a result of the recapture of dual consolidated losses generated by PYC and utilized by the SPI Group for tax purposes in prior years, if a "triggering event" were to occur with respect to the stock or assets of PYC after such acquisition. It is estimated that CMS NOMECO's potential joint and several liability for dual consolidated loss recapture tax liability incurred by the SPI Group would be approximately $15.8 million plus an interest factor thereon. CMS Energy has not agreed to indemnify CMS NOMECO for this potential tax claim. However, if CMS NOMECO were required to make a payment in satisfaction of such liability due to a triggering event that it did not solely cause, it would have a claim against the other stockholder of Comeco for at least the amount by which such payment exceeded $7.9 million (plus an interest factor thereon).

     SECTION 29 CREDITS

     IRC Section 29 provides a "nonconventional fuels" tax credit for the domestic production of oil, natural gas and synthetic fuels derived from specified nonconventional sources and sold to unrelated persons from wells drilled after December 31, 1979 and before January 1, 1993. In general, Section 29 Credits are not allowed for fuels sold after December 31, 2002. The amount of
Section 29 Credits is phased out as the average wellhead price of uncontrolled domestic oil increases. The phaseout begins when this price, known as the reference price, reaches $23.50 per Bbl (adjusted for inflation). Due to this inflation adjustment, the phaseout for 1992, 1993 and 1994 began at $43.31, $44.46 and $45.14, respectively. Since the reference price for those years was $15.98, $14.24 and $13.10, respectively, no phaseout of the Credit occurred in those years. The estimates of the Company's Section 29 Credits for the years 1995 through 2002 assume that the reference price will not exceed the point at which the phaseout of such Credits begins.

     The Section 29 Credits allowed for any taxable year may not exceed the excess of the regular tax (reduced by certain credits, primarily the foreign tax credit) over the tentative alternative minimum tax. To the extent that the
Section 29 Credits are limited by the tentative alternative minimum tax limitation, they can be carried forward as a "minimum tax credit," which can be used to reduce regular tax in subsequent years (but not below the tentative alternative minimum tax for such subsequent year). Any Credits not used in the taxable year (or allowed as a minimum tax credit in a future year) are permanently lost.

     In the years 1992, 1993 and 1994, the Company generated $4.4 million, $5.6 million and $8.5 million, respectively, in Section 29 Credits as a result of the sale of natural gas produced from Antrim and, to a lesser extent, tight sands wells. Because of the limitations described in the preceding paragraph, approximately $27.2 million of Section 29 Credits have been carried forward as a minimum tax credit carryover. For the year 1995, it is estimated that the Company and its subsidiaries will generate approximately $12.0 million of
Section 29 Credits; for the years 1996 through 2002, it is estimated that the Company and its subsidiaries will generate Section 29 Credits averaging $14 million annually.

     During the period of time it has produced natural gas qualifying for the
Section 29 Credit, the Company's income has been insufficient to use those credits on a separate return basis. However, the limitations on Section 29 Credits are determined on the basis of a consolidated group's consolidated regular tax and alternative minimum tax. Because the Company has been included in the consolidated federal income tax return filed by CMS Energy, these credits have either been used currently to reduce the tax liability of the CMS Energy consolidated group or, as described above, have created a minimum tax credit carryforward for use in future years. Under the Tax Sharing Agreement among CMS Energy and its subsidiaries, the Company will be paid for those Section 29 Credits generated by the Company which are ultimately utilized (either as current year Section 29 Credits or as alternative minimum tax credits) by the CMS Energy consolidated group to reduce its consolidated regular tax liability. These payments are made after the filing of the CMS Energy consolidated group tax return in which such
Section 29 Credit (or minimum tax credit carryforward) is utilized.

     Because the Company is expected for the foreseeable future to continue to be included in the CMS Energy consolidated group, and because forecasts of the CMS Energy consolidated group's tax position indicate that it is expected to generate significant regular tax liabilities, it is expected that the Company will be paid for its current year Section 29 Credits for the 1995 taxable year and that the accumulated minimum tax credit carryforward allocated to the Company (approximately $27.2 million at December 31, 1994) will be paid to the Company over the next five years. The issuance of additional Common Stock of the Company, the sale of shares of the Company's Common Stock by CMS Enterprises or the sale or distribution of the shares of CMS Enterprises by CMS Energy in the future could result in the Company being deconsolidated from CMS Energy for tax purposes, which would eliminate the payments from the CMS consolidated group and restrict the ability of the Company to realize the benefit of past Section 29 Credits and those Section 29 Credits expected to be generated in the future. The Company has no plans, and has been advised by CMS Energy that CMS Energy has no plans, to effect any transaction in the foreseeable future that would cause such a deconsolidation. If the taxable income for the CMS Energy consolidated group were to be less than projected, the payments for the Section 29 Credits would be deferred or eliminated. See "Risk Factors -- Limitations on Availability of Nonconventional Fuels Tax Credits."

     NON-U.S. OPERATIONS

     The Company operates its non-U.S. oil and natural gas business primarily through direct and indirect wholly-owned U.S. subsidiaries which operate outside the U.S. The income or loss from these subsidiaries is taxable or deductible, as the case may be, for U.S. federal income tax purposes on a current basis. Through December 31, 1994, the operations of these subsidiaries have resulted in foreign source losses for U.S. income tax purposes of approximately $90.0 million. Through the date hereof, these losses have reduced the tax liability of the CMS Energy consolidated group, without causing any related decrease in the tax benefits to the other members of the consolidated group which would require an adjustment of the amount otherwise payable to the Company under the Tax Sharing Agreement. However, if previously generated or future foreign source losses of the Company or its subsidiaries result in the loss of tax benefits to which another member of the CMS Energy consolidated group would otherwise be entitled, such as foreign tax credits, the amount of such lost tax benefits would reduce the payments to the Company under the Tax Sharing Agreement or require a payment by the Company for the benefit of such other member.

     The Company's operations that operate outside the U.S. may be subject to foreign income taxes as well. Although the U.S. federal income tax law allows a credit for foreign income taxes on income that is subject to both foreign and U.S. income taxes, thereby avoiding a double tax on foreign source income, the provisions of that credit as they apply to the Company's income operate in a manner which may subject the Company's foreign income to tax at a combined foreign and U.S. income tax rate significantly higher than the rate applicable to corporations which conduct only U.S. operations.

     In addition, the Company conducts certain of its operations outside the U.S. through non-U.S. entities. The Company believes that the income from these entities will not be subject to U.S. income taxes until repatriated to the U.S. through dividends. Because the Company intends to cause its non-U.S. entities to reinvest their profits in oil and natural gas operations outside the U.S., it believes that the existing structure will postpone the payment of U.S. tax on the income from these non-U.S. affiliates. However, because of the operation of the foreign tax credit referred to above, the combined foreign and U.S. income tax rate on the income generated by the foreign affiliates may exceed the generally applicable tax rate on corporations which conduct only U.S. operations. In addition, any losses that these entities (or the other foreign entities owned by the Company) realize will not be currently deductible for U.S. income tax purposes.

LEGAL PROCEEDINGS

     On December 18, 1987, Tribal Drilling Company and certain other plaintiffs, including J. Stuart Hunt, an affiliate of Tribal and a director of the Company, filed a lawsuit in the 162nd Judicial District Court of Dallas County, Texas (Tribal Drilling Company, et al. v. Heritage Resources, Inc., et al.) (the "Dallas County Lawsuit"), seeking (i) a declaratory judgment against Heritage Resources, Inc. ("Heritage") to the effect that Heritage was not qualified to serve as the operator of Sections 21, 22 and 23 of the Crittendon Field in Winkler County, Texas under the applicable Joint Operating Agreements, that Heritage was removed as operator of such sections pursuant to a vote of non-operator working interest owners and that Tribal was the duly elected replacement operator and (ii) seeking damages against Heritage and certain related parties in connection with Heritage's alleged failure to carry out its obligations as operator of Sections 21, 22 and 23. The Company owns non-operating working interests in Sections 21 and 23 of the Crittendon Field, but has no interest in Section 22 of such field. The Company was not originally a plaintiff in the Dallas County Lawsuit, but pursuant to a court order to join all indispensable parties, on April 20, 1988, plaintiffs filed a Second Amended Original Petition for Declaratory Relief which included the Company as one of the plaintiffs.

     On June 28, 1988, Heritage filed counterclaims against all of the approximately 20 plaintiffs in the Dallas County Lawsuit, including the Company, alleging intentional interference with business relations and deliberate and malicious acts of interference with Heritage's actual and prospective business relationships. Following several amendments to the counterclaims, on or about August 25, 1995, Heritage, together with Wise Oil Ventures, Crittendon Acquisition Company, Chase Avenue Corporation and Michael B. Wisenbaker, individually, filed a Fifth Amended Counterclaim and Third Party Claim against all plaintiffs, including the Company, which alleges various causes of action, including without limitation claims for breach of contract, slander of title, tortious interference with contract, tortious interference with business relations, fraud, conspiracy and intentional infliction of emotional distress. The Fifth Amended Counterclaim seeks relief of approximately $100 million in actual damages, exemplary damages not to exceed $1 billion, attorneys' fees and declaratory relief. Discovery in the Dallas County Lawsuit has been stayed until November 17, 1995, and all pleadings must be filed by March 29, 1996. Trial of the Dallas County Lawsuit, including counterclaims, is currently scheduled for May 1996.

     On December 18, 1987, Heritage and certain related parties filed two separate lawsuits, since consolidated, styled Heritage Resources, Inc., et al.
v. Margaret Hunt Hill, et al., in the 109th Judicial District Court of Winkler County, Texas (the "Winkler County Lawsuit"), against certain but not all non-operator working interest owners of Sections 21 and 22 of the Crittendon Field. In the Winkler County Lawsuit, the plaintiffs alleged in many respects the same course of conduct that is the subject of the Dallas County Lawsuit, including Heritage's counterclaims. The Company was not a party to the Winkler County Lawsuit. On October 23, 1992, a jury in the Winkler County Lawsuit returned a special verdict in favor of plaintiffs which found, among other things, that the defendants (i) defrauded Heritage with respect to the non-payment of costs of drilling the No. 3 well located in Section 22 (in which the Company has no interest), (ii) tortiously interfered with Heritage's alleged agreements to sell non-consent interests in such No. 3 well, (iii) tortiously interfered with Heritage's alleged agreements to sell its interest in the Crittendon Field and in the gas therefrom, and (iv) slandered Heritage's title to Sections 21 and 22. The jury's verdict in the Winkler County Lawsuit was in an aggregate amount in excess of $80 million plus attorneys' fees in excess of $20 million. The jury also found that Heritage owned an interest in Sections 21 and 22 that was sufficient for Heritage to serve as operator of those sections under the Joint Operating Agreements attendant to those sections, and that Heritage had not breached its duties under those Joint Operating Agreements. The jury found against the defendants on their counterclaims. The defendants have appealed the judgment in the Winkler County Lawsuit to the Texas Court of Appeals in El Paso, Texas. However, certain defendants have dismissed their appeal pursuant to a settlement with the plaintiffs that was arrived at pending the appeal. The non-settling defendants continue to prosecute their appeal of the judgment in the Winkler County Lawsuit. The Court of Appeals has indicated that it may rule on the appeal by late 1995 or early 1996.

     Although the Company was not a party to the Winkler County Lawsuit and did not participate in that litigation, Heritage moved in the Dallas County Lawsuit for judgment in its favor on all of the claims asserted against Heritage by Tribal and other plaintiffs on grounds of res judicata and collateral estoppel, i.e., that the judgment in the Winkler County Lawsuit bars the litigation of plaintiffs' claims in the Dallas County Lawsuit. The Company opposed the Heritage motion on the ground that the Company was not a party to the Winkler County Lawsuit and should not be subject to any res judicata or collateral estoppel effect from that lawsuit. Heritage's motion was denied in September 1995. The Company believes that the verdict rendered in the Winkler County Lawsuit was based at least in part on several acts allegedly constituting misconduct by the non-operator working interest owner defendants named therein in asserting their alleged contractual rights relating to Section 22 (in which the Company has no interest) and only to a lesser extent Section 21, in which acts the Company did not actively participate (other than to vote for Heritage's removal as operator of Section 21). Although Heritage alleges in the Dallas County Lawsuit that the Company conspired with such non-operator working interest owners and that such interest owners were acting as the Company's agent with respect to all allegedly actionable conduct of all defendants, the Company contests these allegations. The Company also believes that under the applicable contracts it had the right to vote for the removal of Heritage as operator.

     The Company believes that it has meritorious defenses to the counterclaims in the Dallas County Lawsuit and intends to defend itself vigorously in such lawsuit. Management believes it is unlikely that the ultimate outcome of this matter will have a material adverse effect on the Company's financial condition or results of operations. However, the outcome of a jury trial is difficult to predict, and there can be no assurance that the resolution of Heritage's counterclaims against the Company will not have such material adverse effect.

     The Company is a named defendant in various other unrelated lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. While the outcome of such lawsuits and other proceedings against the Company cannot be predicted with certainty, management does not believe that these matters will have a material adverse effect on the financial condition or results of operations of the Company.

OFFICES

     The Company's principal executive offices are located at One Jackson Square, Jackson, Michigan 49201 in approximately 29,000 square feet of leased space. The Company also maintains owned or leased district offices in Traverse City, Michigan; Houston, Texas; and Tulsa, Oklahoma; and non-U.S. offices in Sydney, Australia; Bogota, Colombia; Malabo, Equatorial Guinea; and Pointe Noire, the Congo. All offices are managed by professional geologists or petroleum engineers. Replacement of any of the Company's offices would not result in material expenditures by the Company and alternative locations to its leased space are anticipated to be readily available.

EMPLOYEES

     As of September 30, 1995, the Company employed approximately 180 full-time employees (including approximately 50 foreign nationals) and two part-time employees.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth the names, ages (as of October 1, 1995) and positions of the executive officers and directors of the Company. The Company's directors are elected annually at the annual meeting of the stockholders and hold office from the date of their election until the next succeeding annual meeting or until their successors are elected and qualified, and until their resignation or removal.

                       NAME                   AGE                POSITION(S)
        Gordon L. Wright...................   53     President, Chief Executive Officer
                                                     and Director
        William H. Stephens, III...........   46     Executive Vice President and
                                                     General Counsel
        Robert A. Dunn.....................   48     Vice President Exploration
        T. Rodney Dykes....................   39     Vice President Operations -- Africa
                                                     and the Middle East
        Paul E. Geiger.....................   53     Vice President, Secretary and
                                                     Treasurer
        Richard L. Redmond, Jr. ...........   39     Vice President Operations --
                                                     Western Hemisphere/Southeast Asia
        Victor J. Fryling..................   47     Chairman of the Board
        Richard J. Burgess.................   64     Vice Chairman of the Board
        Frank M. Burke, Jr. ...............   55     Director
        J. Stuart Hunt.....................   74     Director
        Thomas K. Matthews, II.............   69     Director
        William T. McCormick, Jr. .........   51     Director
        Charles R. Owens...................   50     Director
        S. Kinnie Smith, Jr. ..............   64     Director
        P. W. J. Wood......................   70     Director
        Alan M. Wright.....................   50     Director

     Set forth below is a brief description of the business experience of the executive officers and directors of the Company.

     Gordon L. Wright is President and Chief Executive Officer of the Company and has been a director of the Company since December 1994. He received a B.S. degree in Petroleum Engineering from West Virginia University in 1965. He is a member of the Society of Petroleum Engineers and serves on the Board of Directors and as Chairman of the Michigan Oil and Gas Association. Mr. Wright has over 25 years of industry experience. From 1968 to 1970, he was employed as a petroleum engineer by Gulf Oil Corporation. From 1970 to 1976, he held various engineering positions with Consumers. From 1976 to 1978, he was employed as Division Manager of Reef Petroleum Corporation. He became Manager of Operations for the Company in March 1978 and became Vice President of Operations in July 1981. In October 1993, Mr. Wright was named Executive Vice President and Chief Operating Officer and assumed his current position February 1, 1995.

     William H. Stephens, III, is Executive Vice President and General Counsel of the Company. He received an A.B. degree with Distinction in All Subjects from Cornell University in 1971. In 1974 he received his J.D. from Cornell Law School. From 1974 through mid-1980, he was engaged in the private practice of law concentrating in the oil and gas area. From June 1980 through July 1981, he was General Attorney for the Company, in August 1981 he was promoted to the position of General Counsel and in October 1983 he assumed the position of Vice President Land and Legal. In October 1993, Mr. Stephens was promoted to the position of Senior Vice President and General Counsel and assumed his current position March 1, 1995. He is Chairman of the Industry Economics and Taxation Committee and a member of the Legal and Legislative Committee of the Michigan Oil and Gas Association. He is former Chairman of the Oil and Gas Committee of the Michigan Bar Association and a member of the Section of Natural Resources Law of the American Bar Association.

     Robert A. Dunn is Vice President Exploration of the Company. He received his B.A. degree in Geology from Western Michigan University in 1968 and his MBA in Finance in 1995. In 1968 he joined the Geological Survey Division, Michigan Department of Natural Resources, holding the position of Petroleum Geologist and subsequently District Geologist. He joined Consumers in 1974 as an exploration geologist, and in 1981 he was promoted by the Company to District Geologist for Michigan. He became District Exploration Manager for the Company in 1982 and assumed his current position effective October 1, 1984. He is a member of the Michigan Oil and Gas Association, the Michigan Basin Geological Society and The Geological Society of London, and is a Certified Petroleum Geologist with the American Association of Petroleum Geologists.

     T. Rodney Dykes is Vice President Operations -- Africa and Middle East of the Company. He received a B.S. in Petroleum Engineering from Louisiana State University in 1978. He was employed as a Petroleum Engineer with Kerr-McGee Corporation from 1978 to 1980. From 1980 until 1994, when he joined the Company, Mr. Dykes held a variety of positions with Maxus Energy Corporation (formerly Diamond Shamrock Corporation), including resident Project Manager for Block 16 in Ecuador and Manager of Engineering and Development and International Drilling Manager for a number of projects operated by Maxus in South America. He became Manager of Operations -- Africa and Middle East when he joined the Company in 1994 and assumed his current position in October 1995. Mr. Dykes is a member of the Society of Petroleum Engineers.

     Paul E. Geiger is Vice President, Secretary and Treasurer of the Company. He received a Bachelor of Science Degree with an Accounting major from Michigan State University in 1964. His first 13 years of employment were with Consumers where he worked in the Accounting, Internal Audit and Utility Rates Departments. His last position with Consumers was Director of Corporate Accounting. Mr. Geiger assumed his current position in March 1978. From 1971 to 1978, he served on the Budget Committee of the American Gas Association and during the operating year 1976 to 1977 served as Chairman of the Committee.

     Richard L. Redmond, Jr., is Vice President Operations-Western Hemisphere and Southeast Asia of the Company. He received a B.S. in Petroleum Engineering from Marietta College in 1979. Prior to joining the Company he was employed by Amoco Production Company from 1979 to 1989 where he held a variety of positions including New Ventures Engineer for the Central South America-Far East Region, Production Engineer for Galeota Point, Trinidad and Operations/Reservoir Engineer for Europe/Latin America-Far East Region. From June 1989 through July 1991, he held various engineering positions with the Company. In January 1993, he assumed the position of Manager of International Engineering & Production. He became Manager of Operations-South America and Southeast Asia in August 1994 and assumed his current position December 1, 1994. Mr. Redmond is a member of the Society of Petroleum Engineers.

     Victor J. Fryling is the Chairman of the Board of Directors of the Company and has been a Director of the Company since 1987. Mr. Fryling has been President of CMS Energy and Vice Chairman of Consumers since January 1992. He has been a director of CMS Energy and Consumers since 1990. Mr. Fryling is currently a director and has been President and Chief Executive Officer of CMS Enterprises since May 1995.

     Richard J. Burgess is Vice Chairman of the Board of Directors and has been a director of the Company since 1968. From July 1981 to January 1995, he was President and Chief Executive Officer of the Company.

     Frank M. Burke, Jr., has been a director of the Company since 1992. Mr. Burke has been Chief Executive Officer and Managing General Partner of Burke, Mayborn Company, Ltd. since May 1984. He has served on the boards of directors of several private and public companies.

     J. Stuart Hunt has been a director of the Company since 1985. Mr. Hunt is currently an investor, an oil and gas producer, a real estate owner, and a director of Pogo Producing Company, an oil and gas exploration, development and production company.

     Thomas K. Matthews, II, has been a director of the Company since 1988. Mr. Matthews is the retired Vice Chairman of the Board of First City National Bank of Houston. He is a director of Holly Corporation, an oil refining company.

     William T. McCormick, Jr., has been a director of the Company since 1985. From December 1985 to February 1992 he served as Chairman of the Board of Directors of the Company. Mr. McCormick has been the Chairman of the Board of Directors and Chief Executive Officer of CMS Energy since December 1987, and the Chairman of the Board of Directors of Consumers since November 1985. He has been Chairman of the Board of Directors of CMS Enterprises since May 1995. In addition, Mr. McCormick serves on the boards of directors of NBD Bancorp Inc., Rockwell International Corporation and Schlumberger Ltd. He is also a director of the American Gas Association, the Edison Electric Institute and the National Petroleum Council.

     Charles R. Owens has been a director of the Company since 1984. Mr. Owens is President of The Owens Companies, Inc., a consulting firm.

     S. Kinnie Smith, Jr., has been a director of the Company since 1987. Mr. Smith has been the Vice Chairman of the Board of Directors and General Counsel of CMS Energy since November 1992 and Vice Chairman of the Board of Directors of Consumers since March 1987. He has been Vice Chairman of the Board of Directors of CMS Enterprises since January 1989. In addition, Mr. Smith serves on the boards of directors of Clarcor Corporation, a filtration and consumer packaging products company, and Michigan National Corporation.

     P. W. J. Wood has been a director of the Company since 1987. Mr. Wood is the President of Energy Exploration Management Company. He retired from Exxon Co. U.S.A. on August 1, 1987, as Vice President of Exploration.

     Alan M. Wright has been a director of the Company since 1993. Mr. Wright has been Senior Vice President and Chief Financial Officer of CMS Energy since January 1992, and in July 1994 was also elected Treasurer. He has been Senior Vice President and Chief Financial Officer of Consumers since January 1992. In addition, Mr. Wright has been Senior Vice President, Chief Financial Officer and Treasurer of CMS Enterprises since October 1994.

COMMITTEES

     The Board of Directors of the Company has an Audit Committee, an Executive and Remuneration Committee and a Nominating Committee. The Audit Committee, of which Messrs. Burke, Matthews and Owens constitute the present members, recommends the employment of the Company's independent auditors and reviews with management and the independent auditors the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of control personnel. The Executive and Remuneration Committee, which consists of Messrs. Burgess, Fryling, McCormick and Wood, reviews and recommends to the Board of Directors the executive organization of the Company, the compensation and promotion of officers of the Company, the terms of any proposed employee benefit arrangements and the making of awards under such arrangements. The Nominating Committee, which consists of Messrs. McCormick, Fryling, Smith and Hunt, reviews and recommends to the Board of Directors modifications to Director tenure policy and Board size, compensation and composition, and aids in seeking out and attracting qualified Board candidates.

COMPENSATION OF DIRECTORS

     The annual retainer for outside directors of the Company is $20,000. In addition, a fee of $1,500 per meeting is paid to Directors who are not officers or employees of the Company or CMS Energy for attendance of board and committee meetings.

CONSULTING AND NON-COMPETE AGREEMENT

     The Company is a party to a consulting and non-compete agreement with Richard J. Burgess, the Company's Vice Chairman of the Board and former President and Chief Executive Officer, with an initial term ending in April 1996 and continuing month-to-month thereafter unless terminated by either party. Under the agreement, Mr. Burgess has agreed to advise the Company on issues pertaining to the Company's business and render other services as the Company may from time to time require. The agreement also provides that Mr. Burgess will not, directly or indirectly, engage in the business of the Company in any market in which the

Company currently competes. Mr. Burgess is entitled to a monthly fee of $7,500 under the agreement and an additional $1,500 for each day in excess of five days devoted in any month to services under the agreement. The monthly and daily fees shall be increased on the same basis as any increase in the meeting fees paid to directors who are not officers or employees of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Burgess, a member of the Executive and Remuneration Committee of the Company's Board of Directors, was the President and Chief Executive Officer of the Company until March 1, 1995 and is currently Vice Chairman of the Board of Directors of the Company. Mr. Burgess has a consulting and non-compete agreement with the Company. See "-- Consulting and Non-Compete Agreement." Mr. Fryling, also a member of the Executive and Remuneration Committee, is Chairman of the Board of Directors of the Company.

EXECUTIVE COMPENSATION

     Effective with the adoption of the Executive Incentive Compensation Plan and the Long-Term Performance Incentive Plan, described below, compensation for the executive officers will consist of a base salary (as shown in the Summary Compensation Table below) which is intended to be competitive with amounts paid to senior executives with equivalent positions at other oil and gas exploration and development companies of comparable size, and substantial annual and long-term incentive compensation closely tied to the Company's success in achieving stock appreciation and other performance goals. Annual incentive (bonus) compensation payments are based on the Company's success in meeting goals as outlined below. In addition, individual performance goals are established for each executive for specific financial, operating and management achievements. The last element of executive compensation is expected to be long-term incentive awards in the form of stock option and profit sharing awards under the Company's Performance Long-Term Incentive Plan as described below.

SUMMARY COMPENSATION TABLE

     The following table sets forth (i) a summary of compensation for services rendered in all capacities to the Company for the chief executive officer and the five other most highly compensated executive officers of the Company for the year ended December 31, 1994 and (ii) estimated 1995 annual salaries for such officers.

                                                              ANNUAL COMPENSATION
                                                             ---------------------        ALL OTHER
NAME AND PRINCIPAL POSITION                        YEAR      SALARY($)    BONUS($)    COMPENSATION($)(1)
Gordon L. Wright,...............................   1995(2)    189,000
  President and Chief Executive Officer(3)         1994       167,000         0             157,714
William H. Stephens, III,.......................   1995(2)    152,400
  Executive Vice President and General
     Counsel(4)                                    1994       141,400         0             134,347
Paul E. Geiger,.................................   1995(2)    134,400
  Vice President, Secretary and Treasurer          1994       128,900         0             121,995
Robert A. Dunn,.................................   1995(2)    135,000
  Vice President, Exploration                      1994       127,135         0             120,134
Richard L. Redmond,.............................   1995(2)    115,000
  Vice President, Operations                       1994        90,335         0              66,197
  W. Hemisphere and Southeast Asia
Richard J. Burgess,.............................   1994       223,020         0             221,002
  Vice Chairman(5)

-------------------------
(1) Consists of Company-matched defined contribution plan contributions (Mr. Wright, $7,256; Mr. Stephens, $6,619; Mr. Geiger, $6,238; Mr. Dunn, $6,166;
    Mr. Redmond, $4,420 and Mr. Burgess, $11,058); cash payments under Plan A under the Employee Well Participation Program (Mr. Wright, $7,823; Mr. Stephens, $6,782; Mr. Geiger, $6,238; Mr. Dunn, $6,141; Mr. Redmond, $4,066;
    and Mr. Burgess, $11,376); and the value of overriding royalty interests received under Plan B under the Employee Well

    Participation Program (Mr. Wright $142,635; Mr. Stephens, $120,946; Mr. Geiger, $109,519; Mr. Dunn, $107,827; Mr. Redmond, $57,711; and Mr. Burgess, $198,568). The Employee Well Participation Program, which was recently terminated as to any future wells drilled or acquired, was in effect from April 1, 1980 to October 4, 1995. The Program consisted of Plan A and Plan
    B. Plan A covered all executive, administrative and professional employees who were not then covered by Plan B. Under Plan A, participating employees received monthly cash incentive payments from the proceeds of a simulated 1.0% overriding royalty in properties acquired or spudded after 1980, a simulated 0.5% overriding royalty in properties acquired or spudded after 1985 and a simulated 0.25% overriding royalty in properties acquired or spudded after 1990. Plan B covered key employees designated by the President of the Company, from time to time. Certain current and former employees of the Company continue to own interests acquired when they participated in the plan as active employees. Plan B called for participating employees to receive actual property assignments that divide a 1.75% overriding royalty interest. The property assignments were allocated among the participants based on their annualized salaries plus up to 50% of the maximum year-end bonus the participants were qualified to receive. The Company reserves a right of first refusal on participants' sales of their interests. Further, participants have the option to require the Company to purchase their interests. Because they receive actual property assignments, participants are vested in the income stream for the life of the property, which may last 20 years or more.
(2) Annual estimate based on current salary rate.
(3) Mr. Wright was Executive Vice President and Chief Operating Officer until March 1, 1995.
(4) Mr. Stephens was Senior Vice President and General Counsel until March 1, 1995.
(5) Mr. Burgess was President and Chief Executive Officer prior to his retirement on March 1, 1995.

EXECUTIVE INCENTIVE COMPENSATION PLAN

     CMS NOMECO intends to establish the Executive Incentive Compensation Plan which provides cash bonus payments for participants based on CMS NOMECO's achievement of annual performance objectives established by the Executive and Remuneration Committee of the Board with the following weighting: no less than 65% based on CMS NOMECO's earnings and finding costs and no more than 35% based on CMS Energy's earnings. Because officers of other affiliates of CMS Energy have similar incentives based at least in part on the earnings of CMS Energy, such officers have incentives to identify opportunities for CMS NOMECO. The participants in the Plan include the executive officers and other executives designated by the President. The Plan has a threshold payout at 80% of goal and a maximum payout at 120% of goal. The President is eligible for a standard annual award of 55% of the median for his/her salary grade adjusted to reflect his/her individual performance for the year. Dependent on their salary grade, other participants are eligible for awards ranging from 15% to 50% of the median for their particular salary grade. There were no awards under a predecessor plan for 1994, and there would not have been any awards under this Plan if it had been in effect in 1994.

LONG-TERM PERFORMANCE INCENTIVE PLAN

     In connection with the Offering, the Board of Directors of the Company expects to adopt, and CMS Enterprises as the Company's sole stockholder is expected to approve, the Company's Long-Term Performance Incentive Plan.

     The objective of the Plan is to link the financial interests of the Company's executive officers and other executive employees directly with those of stockholders. The Plan consists of a stock option program for officers (currently six individuals) and a profit sharing plan for other key employees (currently approximately 20 individuals). Stock appreciation rights (SARs) may also be granted in conjunction with options. Restricted stock awards may also be made, but will be based on Company performance. Shares included in the Plan may not be more than 1% of the outstanding shares of the Company's Common Stock.

     The Executive and Remuneration Committee, which administers the Plan, is expected to grant, subject to the completion of the Offering, options to purchase shares of Common Stock to the officers shown in the Summary Compensation Table as follows:

NAME                                                OPTIONS
Gordon L. Wright...............
William H. Stephens, III.......
Paul E. Geiger.................
Robert A. Dunn.................
Richard L. Redmond.............

     Each of the options has an exercise price equal to the initial public offering price of the Common Stock offered hereby, and has a ten year term.

     For other executive participants, the Committee may make cash awards aggregating no more than 2% of the average of the most recent three years of the net income of the Company. Such awards may be paid to the eligible participants in equal installments over not more than three years. If a participant's employment is terminated before a payment date other than by retirement on or after age 62, or death, all rights to future payments may be forfeited.

PENSION PLAN & SERP TABLE

     The Company is a participating employer in the Pension Plan for Employees of Consumers ("Pension Plan"), which is a noncontributory defined benefit pension plan intended to qualify under Section 401(a) of the IRC. The Company is also a participating employer in the Supplemental Executive Retirement Plan for Employees of Consumers ("SERP"). The SERP is a non-qualified plan under the IRC providing supplemental retirement income for officers and selected executives of the Company, based on their years of service and final pay, as defined in the SERP. The following table shows the aggregate annual pension benefits at normal retirement presented on a straight life annuity basis under the Pension Plan and SERP (offset by a portion of Social Security benefits).

                                                                    YEARS OF SERVICE
                                                --------------------------------------------------------
COMPENSATION                                       15          20          25          30          35
 $ 90,000....................................   $ 28,400    $ 37,800    $ 44,100    $ 50,400    $ 56,700
  190,000....................................     59,900      79,800      93,100     106,400     119,700
  290,000....................................     91,400     121,800     142,100     162,400     182,700
  390,000....................................    122,900     163,800     191,100     218,400     245,700

     Regular, straight-time salary as shown in the Summary Compensation Table during the five years of highest earnings is used in computing benefits under the Pension Plan. In addition, bonuses under the bonus incentive plans as shown in the Summary Compensation Table during the five years of highest earnings are used in computing benefits under the SERP. The estimated years of service for each of Messrs. Wright, Stephens, Geiger, Dunn, Redmond and Burgess are respectively 35.00 years, 24.66 years, 35.00 years, 30.92 years, 6.55 years and
35.00 years.

                           OWNERSHIP OF CAPITAL STOCK

     CMS Enterprises owns all of the outstanding Common Stock of the Company, which constitutes all of the outstanding capital stock of the Company. CMS Energy owns all of the outstanding common stock of CMS Enterprises (the "CMS Enterprises Common Stock") and Consumers owns all of the outstanding preferred stock of CMS Enterprises (the "CMS Enterprises Preferred Stock"), which together constitute all of the outstanding capital stock of CMS Enterprises. CMS Energy owns all of the outstanding common stock of Consumers.

     The following table sets forth certain information regarding the beneficial ownership by CMS Enterprises of the Common Stock of the Company (i) immediately prior to the Offering and (ii) as adjusted to reflect the sale of Common Stock in the Offering. CMS Enterprises has sole voting and investment power with respect to all shares beneficially owned by it.

                                                          SHARES OWNED               SHARES OWNED
                                                       PRIOR TO OFFERING            AFTER OFFERING
                                                     ----------------------     ----------------------
                 NAME AND ADDRESS                      NUMBER       PERCENT       NUMBER       PERCENT
CMS Enterprises...................................   24,000,000       100%      24,000,000          %
330 Town Center Drive
Suite 1100
Dearborn, MI 48126

     The CMS Enterprises Preferred Stock may be issued in series, the terms of which may be determined by the CMS Enterprises Board of Directors without further action by stockholders, which terms may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

     The shares of CMS Enterprises Preferred Stock currently outstanding and owned by Consumers are 10 shares of Series A Preferred Stock (the "Series A Preferred Stock"). The holders of the Series A Preferred Stock are entitled to receive dividends payable, when and as declared, at the rate of $1,425,000 per share per annum, cumulative from the date of original issuance. Upon liquidation, the holders of the Series A Preferred Stock are entitled to receive $25 million per share, plus accrued dividends.

     On August 1, 1997 and on each August 1 thereafter, CMS Enterprises must redeem two shares of the outstanding Series A Preferred Stock at a sinking fund redemption price equal to $25 million per share, plus accrued dividends, and may opt to redeem up to two additional shares under the same terms. Further, on each such August 1, CMS Enterprises must redeem whole or fractional shares of the Series A Preferred Stock equal to 100% of the amount of cash dividends received from the Company during the preceding twelve-month period at a redemption price of $25 million per share plus accrued dividends.

     In addition to voting rights as otherwise provided by law, holders of Series A Preferred Stock are entitled to one noncumulative vote per share on each matter to be voted upon by the common stockholders. Holders of CMS Enterprises Preferred Stock also have the exclusive right, voting as a separate class, to elect a certain number of directors of CMS Enterprises whenever there exist triggering defaults in quarterly dividends or any mandatory sinking fund redemption.

     The following table sets forth certain information regarding the beneficial ownership by CMS Energy and Consumers of the CMS Enterprises Common Stock and the CMS Enterprises Preferred Stock immediately prior to the Offering. Each of CMS Energy and Consumers has sole voting and investment power with respect to their respective shares.

                                                                              SHARES          PERCENT
NAME AND ADDRESS                              TITLE OF CLASS            BENEFICIALLY OWNED    OF CLASS
CMS Energy Corporation..............   CMS Enterprises Common Stock             100              100%
330 Town Center Drive
Suite 1100                             CMS Enterprises Preferred                 10*             100%
                                       Stock
Dearborn, Michigan 48126

-------------------------
* Represents 10 shares of Series A Preferred Stock held of record by Consumers, a subsidiary of CMS Energy of which CMS Energy owns all of the outstanding common stock.

     As of October 13, 1995, there were 91,100,135 shares of CMS Energy common stock outstanding (the "CMS Energy Common Stock"), no shares of CMS Energy preferred stock outstanding, and 7,552,824 shares of CMS Energy Class G common stock outstanding (the "Class G Common Stock"). The CMS Energy Common Stock and Class G Common Stock are together referred to hereinafter in this and the following two paragraphs as "common stock of CMS Energy." Both classes of common stock of CMS Energy are listed on the New York Stock Exchange.

     Class G Common Stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (such businesses, collectively, the "Consumers Gas Group"). CMS Energy Common Stock reflects the performance of all of the businesses of CMS Energy and its subsidiaries, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

     The holders of both classes of common stock of CMS Energy vote as a single class, except on matters which are required by law or the Articles of Incorporation of CMS Energy to be voted on by class. Each holder of common stock of CMS Energy is entitled to one noncumulative vote per share of common stock of CMS Energy held by such holder on each matter voted upon by the stockholders.

     The following table sets forth, as of October 13, 1995, the number and percentage of outstanding shares of capital stock of CMS Energy that are beneficially owned by (i) each director of the Company, (ii) each executive officer of the Company named in "Management -- Summary Compensation Table,"
(iii) all directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than 5% of the Common Stock of the Company by virtue of such person's ownership of any class of CMS Energy's voting securities before giving effect to the Offering. Except as otherwise indicated below, to the Company's knowledge, each individual or entity named has sole investment and voting power with respect to its respective securities, except to the extent authority is shared by spouses under applicable law.

                                                        SHARES BENEFICIALLY OWNED
                                                       ----------------------------     PERCENT OF
                                                        CMS ENERGY       CLASS G       COMMON STOCK
                        NAME                           COMMON STOCK    COMMON STOCK    OF CMS ENERGY
Gordon L. Wright....................................         3,890           100           *
William H. Stephens, III............................         4,225             0           *
Robert A. Dunn......................................         3,223             0           *
T. Rodney Dykes.....................................             0             0           *
Paul E. Geiger......................................         5,911             0           *
Richard L. Redmond, Jr. ............................           851             0           *
Victor J. Fryling...................................        48,530         1,500           *
Richard J. Burgess..................................             0             0           *
Frank M. Burke, Jr. ................................             0             0           *
J. Stuart Hunt......................................             0             0           *
Thomas K. Matthews, II..............................             0             0           *
William T. McCormick, Jr. ..........................       143,908         3,000           *
Charles R. Owens....................................             0             0           *
S. Kinnie Smith, Jr. ...............................        58,824         2,000           *
P. W. J. Wood.......................................             0             0           *
Alan M. Wright......................................        22,105           300           *
                                                         ---------         -----          ---
All Directors and Executive Officers
  as a group (16 persons)...........................       291,467         6,900           *
Mellon Bank Corporation.............................     6,212,000             0          6.3%
Brinson Partners, Inc. .............................     4,917,000             0          5.0%

-------------------------
* Less than 1%.

                     RELATIONSHIP AND CERTAIN TRANSACTIONS
                                WITH CMS ENERGY

VOTING CONTROL

     After the Offering, CMS Enterprises will own approximately   % (     % if
the Underwriters exercise their over-allotment option in full) of the issued and outstanding Common Stock of the Company. As a result, CMS Enterprises, and indirectly CMS Energy, by virtue of its control of CMS Enterprises, will be able to direct the election of the entire Board of Directors of the Company and to control the affairs and policies of the Company, including without limitation the Company's exploration, development, capital, operating and acquisition expenditure plans. The Company's Board of Directors is currently composed of eleven members, six of whom are directors or current or former officers of CMS Energy, CMS Enterprises or the Company.

CONTRACTUAL ARRANGEMENTS

     The Company and CMS Energy and certain of its other subsidiaries have entered into a number of agreements described below for the purpose of defining their ongoing relationship. These agreements are not the result of arm's-length negotiation between independent parties, but are believed by the Company to be at least as favorable to the Company as could be obtained from unaffiliated third parties.

     SERVICES AGREEMENTS

     The Company has entered into respective Services Agreements (the "Services Agreements") with each of CMS Energy, CMS Enterprises and Consumers which provide, among other things, that CMS Energy, CMS Enterprises and Consumers will make or cause to be made available to the Company from time to time management and consulting services such as financial services, including such administrative, clerical, managerial, professional and/or technical services as the parties may from time to time agree.

     REGISTRATION RIGHTS AGREEMENT

     Under a Registration Rights Agreement (the "Registration Rights Agreement"), the Company has agreed, upon the request of CMS Enterprises from
and after          , 199 , to file one or more registration statements under the
Securities Act of 1933, as amended (the "Securities Act") or take other appropriate action under the laws of foreign jurisdictions in order to permit CMS Enterprises to offer and sell, domestically or abroad, securities of the Company that CMS Enterprises may hold at any time. CMS Enterprises will pay all costs relating thereto and any underwriting discounts and commissions relating to any such offering, except that the Company will pay the fees and expenses of its accountants, and any trustees, transfer agents or other agents appointed in connection therewith.

     There is no limitation on the number or frequency of the occasions on which CMS Enterprises may exercise its registration rights, except that the Company will not be required to comply with any registration request unless, in the case of a class of equity securities, the request involves at least the lesser of one million shares or 1% of the total number of shares of such class then outstanding, or, in the case of a class of debt securities, the principal amount of debt securities covered by the request is at least $5 million.

     The Company has also granted to CMS Enterprises the right to include Company securities owned by it in certain registrations under the Securities Act covering offerings of securities by the Company and the Company will pay all costs of such offerings other than incremental costs attributable to the inclusion of securities of the Company owned by CMS Enterprises in such registrations, and CMS Enterprises will pay the fees and expenses of its counsel and all underwriting discounts and commissions for the sale of securities offered by it.

     The Company will indemnify CMS Enterprises, its officers and directors and each underwriter, if any, and controlling persons of CMS Enterprises or any such underwriter against certain liabilities arising under the laws of any country in respect of any registration or other offering covered by the Registration Rights Agreement. The Company has the right to require CMS Enterprises to delay any exercise by CMS

Enterprises of its rights to require registration and other actions for a period of up to 90 days if, in the judgment of the Company, any underwritten offering by the Company of securities for its account then being conducted or about to be conducted would be materially adversely affected. CMS Enterprises has further agreed that it will not include any securities of the Company in any registration by the Company under the Securities Act which, in the judgment of the managing underwriters, would materially adversely affect any offering of securities by the Company. The rights of CMS Enterprises under the Registration Rights Agreement are transferable to non-affiliates of CMS Enterprises.

     TAX SHARING AGREEMENT

     The Company and its subsidiaries will continue to join in filing consolidated federal income tax returns with the CMS Energy affiliated group. In order to allocate the aggregate tax liability of the CMS Energy affiliated group among its members and provide for certain other matters relating to the payment of federal income taxes, CMS Energy has entered into the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits with the Company and other members of the CMS Energy affiliated group (the "Tax Sharing Agreement") pursuant to which, in general, CMS Energy will pay each member for the reduction (and each member will pay CMS Energy for the increase) in the aggregate federal income taxes payable by the CMS Energy affiliated group resulting from the inclusion of such member in that group.

CONFLICTS OF INTEREST

     The relationship between the Company and CMS Energy and its other affiliates may give rise to conflicts of interest with respect to, among other things, transactions and agreements between the Company and CMS Energy and its other affiliates, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by the Company. When the interests of CMS Energy and its other subsidiaries diverge from those of the Company, CMS Energy may exercise its influence in favor of its own interests or the interests of another of its subsidiaries over the interests of the Company.

     CMS Energy has advised the Company that it does not intend to engage in the exploration for natural gas and oil except through its ownership of Common Stock of the Company. However, circumstances may arise that would result in CMS Energy, by itself or through one of its affiliated entities, in connection with projects unrelated to those of the Company, engaging in the exploration for or development or production of natural gas and oil.

     The Company and CMS Energy and its other subsidiaries from time to time have entered into significant intercompany transactions and agreements incident to their respective businesses and may enter into similar transactions and agreements in the future. In the past, such transactions and agreements have related to, among other things, the purchase and sale of natural gas and indemnification arrangements in connection with acquisitions. See "-- Certain Transactions." The Company intends that the terms of any future agreements between the Company and CMS Energy or its other affiliates will be at least as favorable to the Company as could be obtained from unaffiliated third parties.

CERTAIN TRANSACTIONS

     GAS SALES AGREEMENTS

     The Company sells natural gas to affiliates at rates approximating the average price of gas paid to other area producers. A five-year gas sales contract dated as of January 1, 1995 between the Company and Consumers provides for sales prices of $2.50 MMBtu in 1995, $2.60 MMBtu in 1996, and at negotiated rates from 1997 through 1999, or 20,000 MMBtu per day. Total sales to Consumers under certain other gas sales contracts between such parties were approximately $3.4 million in 1992, $2.6 million in 1993 and $0.7 million in 1994. Gas sales to MCV under three gas sales contracts amounted to approximately $6.4 million in 1992, $12.2 million in 1993 and $9.2 million in 1994. In 1994, the Company recognized a gain of $4.8 million attributable to the disposition of an MCV gas sales contract. The gas sales contract had provided for sales prices of $2.53 per MMBtu in 1994, escalating 4% per year to December 31, 2006 on 10,000 MMBtu per day or 3.7 Bcf annually of gas sales. In March 1995, the Company recognized a gain of $9.9 million attributable to the disposition of another MCV gas sales contract. This gas sales contract had provided for sales prices of $3.25 per MMBtu in 1995, escalating 4% each year through December 31, 2006, and covered 3,750 MMBtu per day or 1.37 Bcf annually of the Company's gas sales. The Company expects to sell these volumes on the spot market or under term contracts providing for current market price.

     TERRA ACQUISITION

     In August 1995, CMS Energy acquired all of the outstanding capital stock of Terra, a significant producer of Antrim gas, for consideration which, after giving effect to certain anticipated post-closing adjustments, is expected to aggregate approximately $63.6 million, payable in common stock of CMS Energy. Immediately after consummation of such acquisition, and pursuant to a transfer agreement among CMS Energy, CMS Enterprises and the Company, the stock of Terra was transferred by CMS Energy, through CMS Enterprises, to the Company. In connection with the Terra Acquisition, the Company recorded a capital contribution of $1.0 million and issued the Terra Note to CMS Enterprises which, after giving effect to post-closing adjustments, is expected to be in the principal amount of $62.6 million. The Terra Note is currently held by CMS Energy. See "-- CMS Notes." A portion of the net proceeds from the Offering will be used to repay the Terra Note.

     WALTER ACQUISITION AND RELATED INDEMNIFICATION AGREEMENT

     In February 1995, CMS Energy acquired all of the outstanding capital stock of Walter, an international oil and gas company, for a purchase price of approximately $28.4 million (of which approximately $25.0 million was payable by delivery of CMS Energy common stock and $3.4 million was paid in cash) plus assumed indebtedness of $18.3 million. Immediately upon consummation of such acquisition, the stock of Walter was contributed by CMS Energy, through CMS Enterprises, to the Company. The Company recorded a capital contribution of $28.4 million as a result of the Walter Acquisition. Of the assumed indebtedness of Walter, $6.5 million was immediately repaid with funds which the Company borrowed from CMS Energy as evidenced by the Walter Note. See "-- CMS Notes." A portion of the net proceeds from the Offering will be used to repay the Walter Note.

     Included among the assets and liabilities of Walter and its subsidiaries at the time of the Walter Acquisition were certain Congolese assets that had been acquired by a Walter subsidiary from affiliates of Amoco and a tax indemnity obligation that had been incurred by Walter in connection with such acquisition. In connection with the Walter Acquisition, CMS Energy, the Company and Walter agreed to be jointly and severally liable for Walter's obligation to indemnify Amoco for tax liabilities attributable to the recapture of "dual consolidated losses" utilized by Amoco for tax purposes in prior years, if a "triggering event" (as defined under U.S. federal income tax laws relating to dual consolidated losses) were to occur with respect to such assets or with respect to the stock of such entities or certain of their subsidiaries. CMS Energy has agreed to indemnify the Company under the CMS Energy Indemnity for such liability if the triggering event results from acts or omissions (i) of CMS Energy or any of its subsidiaries (other than the Company or any of its subsidiaries) which occur after the initial sale of the Common Stock offered hereby; (ii) of the Company or any of its subsidiaries if such acts or omissions are approved by the Board of Directors of the Company, which approval includes the affirmative vote of a majority of the employees of CMS Energy or any of its subsidiaries (other than the Company or any of its subsidiaries) who serve on the Company's Board of Directors; or (iii) of any person if such acts or omissions occur prior to the initial sale of the Common Stock offered hereby. Conversely, the Company has agreed to indemnify CMS Energy (and/or CMS Enterprises) if, in fact, the triggering event results from acts or omissions of the Company or its subsidiaries which occur after the initial sale of the Common Stock offered hereby and such acts or omissions are not approved by the Board of Directors of the Company, which approval includes the affirmative vote of a majority of the employees of CMS Energy or any of its subsidiaries (other than the Company) who serve on the Company's Board of Directors. See "Business and Properties -- Tax Matters -- Dual Consolidated Losses."

     CMS NOTES

     In August 1995, the Company issued the Terra Note to CMS Enterprises, which in turn assigned it to CMS Energy, in connection with the transfer of the common stock of Terra by CMS Energy to CMS Enterprises and then by CMS Enterprises to the Company. In July 1995, the Company issued the Walter Note to CMS Energy to evidence indebtedness originally incurred in February 1995 to fund repayment of $6.5 million of indebtedness of Walter immediately after the consummation of the Walter Acquisition. The CMS Notes bear interest at the rate of LIBOR plus 2.0% per annum and have a maturity date of November 1, 1999. Amounts outstanding under the CMS Notes are expressly subordinate to borrowings under the Company's Credit Agreement. Certain limitations are placed on the Company's obligation to make payments on the indebtedness evidenced by the CMS Notes in the event of default under the terms of the Credit Agreement. The Company intends to use a portion of the net proceeds from the Offering to repay the CMS Notes.

     LETTER OF CREDIT REIMBURSEMENT AGREEMENT

     In December 1994, CMS Energy arranged for the issuance of a standby letter of credit, currently in the amount of $45.0 million, to secure the Company's performance under the operating services agreement relating to the Colon Unit in Venezuela. The Company has agreed to reimburse CMS Energy on demand for any draw made under the letter of credit and to pay to CMS Energy a fee of 2.125% per annum of the face amount of the letter of credit.

     CONTRIBUTIONS TO CAPITAL

     During the years 1992, 1993, 1994 and the nine months ended September 30, 1995, the Company received equity contributions from CMS Enterprises amounting to $5.8 million, $9.5 million, $56.1 million and $4.5 million, respectively. Additionally, during the nine months ended September 30, 1995, the Company received from CMS Enterprises equity contributions of $27.2 million ($3.5 million in cash and $23.7 million in stock) with respect to the Walter Acquisition and $1.0 million with respect to the Terra Acquisition.

     ADDITIONAL TRANSACTIONS

     In 1993, the Company received $2.6 million for its share of proceeds from the sale of certain northern Michigan pipelines to an affiliate of the Company, CMS Gas Transmission and Storage Company. These pipelines were constructed by the Company shortly prior to their sale for a cost of $2.2 million.

                          DESCRIPTION OF CAPITAL STOCK

     Certain statements under this caption are summaries of the respective Restated Articles of Incorporation and Restated Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Summaries herein of certain provisions of such documents do not purport to be complete and are subject and qualified in their entirety by reference to all provisions of such documents.

     The authorized capital stock of the Company consists of 55,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of Preferred Stock, no par value per share. As of the date hereof, there are 24,000,000 shares of Common Stock outstanding, all of which are owned by CMS Enterprises, and no shares of Preferred Stock outstanding. Upon completion of the Offering,
there will be        shares of Common Stock outstanding, 24,000,000 shares of
which will be owned by CMS Enterprises.

COMMON STOCK OF THE COMPANY

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights with respect to the election of directors. Therefore, the holders of more than 50% of the issued and outstanding shares of Common Stock may elect all of the Company's directors. After the Offering, CMS
Enterprises will hold approximately   % of the issued and outstanding Common
Stock ( % if the over-allotment option is exercised in full) and therefore will hold the voting power to determine all matters upon which stockholders of the Company vote, including the election of directors. See "Relationship and Certain Transactions with CMS Enterprises and CMS Energy."

     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor.

     In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all net assets available for distribution to common stockholders. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this Offering when issued will be, fully paid and nonassessable.

     Application will be made to list the shares of Common Stock to be issued in the Offering on the New York Stock Exchange upon official notice of issuance.

PREFERRED STOCK OF THE COMPANY

     The authorized capital stock of the Company includes 5,000,000 shares of Preferred Stock. Such Preferred Stock may be issued in series, the terms of which may be determined by the Company's Board of Directors without further action by stockholders, which terms may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

     The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN PROVISIONS OF MICHIGAN CORPORATE LAW

     Chapter 7A of the Michigan Business Corporation Act (the "MBCA"), M.C.L. sec.450.1775 et seq., is applicable to corporations organized under the laws of Michigan which have at least 100 beneficial owners of their stock. Subject to certain exceptions set forth therein, Chapter 7A provides that a corporation shall not engage in any business combination with any "interested stockholder" unless an advisory statement is given by the Board of Directors and the combination is approved by a vote of at least 90% of the votes of each class of stock entitled to vote, and at least two-thirds of the votes of each class of stock entitled to vote other than the voting shares owned by the interested stockholder. However, these statutory requirements do not apply if, prior to the date that an interested stockholder first becomes an interested stockholder, the Board of Directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MBCA. Furthermore, the voting requirement does not apply to a business combination if:
(a) specified fair price criteria are met, as described below; (b) the consideration to be given to the stockholders is in cash or in the form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; (3) the interested stockholder does not receive any financial assistance or tax advantage from the corporation other than proportionally as a stockholder; (4) the interested stockholder does not become the beneficial owner of any additional shares of the corporation; and (5) at least five years elapse. Except as specified therein, an "interested stockholder" is defined to mean any person that: (a) is the owner of 10% or more of the outstanding voting stock of the corporation, or (b) is an affiliate of the corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date. Under certain circumstances, Chapter 7A makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a five-year period, although the stockholders may elect not to be governed by this section, upon approval of 90% of the outstanding voting shares and two thirds of the shares not owned by the interested stockholder. The Company's stockholders have not excluded the Company from the restrictions imposed under Chapter 7A of the MBCA. It is anticipated that the provisions of Chapter 7A may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors.

     Fair price criteria include the following: (a) the aggregate amount of the cash and market value of noncash consideration to be received by the holders of common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, and (2) the market value of stock of the same class or series on the announcement date or on the determination date; and (b) the aggregate amount of the cash and market value of noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, (2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation, dissolution, or winding up of the corporation, and (3) the market value of stock of the same class or series on the announcement date or on the determination date.

     Chapter 7B of the MBCA, M.C.L. sec.450.1790 et seq., is applicable to corporations organized under the laws of Michigan which have (a) at least 100 beneficial owners of their stock; (b) their principal place of business, principal office or substantial assets in Michigan; and (c) at least one of the following: (1) more than 10% of their stockholders reside in Michigan, (2) more than 10% of their shares are owned by Michigan residents, or (3) at least 10,000 stockholders reside in Michigan. Subject to certain exceptions set forth therein, Chapter 7B provides that once a person proposes to make or makes a "control share acquisition" and delivers an acquiring person statement to the corporation, the stockholders must vote on whether the control shares may exercise voting rights. Such rights are granted only by resolution approved by both (a) a majority of the votes cast by holders entitled to vote and a majority of any class entitled to vote, and (b) a majority of the votes cast and a majority of any class entitled to vote excluding the interested shares. Further, a corporation's articles of incorporation or bylaws may authorize, under certain circumstances, redemption at fair value of the control shares acquired in a control share acquisition if no acquiring person statement is filed with the corporation. "Control shares" means shares which, if voted, would have voting power when added together with all other shares a person either owns or directs their exercise, within the following ranges: (a) at least 20% but less than 33 1/3% of all voting power; (b) at least 33 1/3% but less than a majority of all voting power; or (c) a majority of all voting power. An acquisition of shares is not considered a control share acquisition under certain circumstances, including where the acquisition is part of a merger or share exchange if the corporation is a party to the agreement of merger or share exchange. Under certain circumstances, Chapter 7B makes it more difficult for an "acquiring person" to exercise control over a corporation due to the limitations placed on that person's ability to vote the control shares, although the corporation may, before any such control share acquisition, elect not to be governed by this chapter by adopting an amendment to the corporation's articles of incorporation or bylaws. The Company's Restated Articles of Incorporation and Restated By-laws do not exclude the Company from the restrictions imposed under Chapter 7B of the MBCA. It is anticipated that the provisions of Chapter 7B may encourage acquiring persons interested in obtaining control over the Company to negotiate in advance with the Board of Directors.

     Section 450.1368 of the MBCA is applicable to corporations organized under the laws of Michigan. This section prohibits a corporation from purchasing, either directly or indirectly, any of its shares that are listed on a national securities exchange from any person who holds at least 3% of its shares unless one of the following conditions is met: (a) the corporation makes an equivalent offer to all other holders of the same shares; (b) the purchase is authorized in advance by the stockholders entitled to vote thereon; (c) the purchase meets the requirements of the articles of incorporation for such a purchase; (d) the shares are beneficially owned by the person for at least two years prior to the purchase date; (e) the purchase is made on the open market; (f) the purchase price is not more than the average market price of the shares during the 30 business days prior to the purchase date; or (g) the purchase is otherwise authorized by the MBCA. Under certain circumstances, sec.450.1368 prevents a stockholder from selling his shares back to the corporation at a premium within two years of that stockholder's purchase of the shares unless one of the other conditions is met. However, the stockholders may approve such a purchase by the corporation or the corporation may include in its articles of incorporation lesser requirements for such a transaction. The Company's Restated Articles of Incorporation do not contain any provisions regarding the purchase of the Company's shares from any stockholder who beneficially owns at least 3% of its stock. It is anticipated that the provisions of sec.450.1368 may discourage persons from obtaining quantities of the Company's stock for the sole purpose of eliciting a premium from the Company in a resale of those shares.

LIMITATION ON PERSONAL LIABILITY OF DIRECTORS; INDEMNIFICATION PROVISIONS

     The Company's Restated Articles of Incorporation contains a provision, authorized by the MBCA, designed to eliminate the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit, or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a directors' duty of care. In addition, this provision applies only to claims against a director arising out of his role as a director and does not relieve a director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

     The Company's Restated Articles of Incorporation and Restated Bylaws provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

     Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company's subsidiaries and the Company's officers and directors are indemnified against such losses by reason of their being or having been directors of officers of another corporation, partnership, joint venture, trust or other enterprise at the Company's request.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have        shares of
Common Stock outstanding. All of the        shares sold in the Offering will be
freely tradeable by persons other than "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act (each, an "Affiliate"), without restriction under the Securities Act. The 24,000,000 shares of Common Stock that will continue to be beneficially owned by CMS Energy after the Offering constitute "restricted securities" within the meaning of Rule 144, and will be
eligible for sale in the open market commencing          , 199 subject to the
provisions of Rule 144. Pursuant to the Registration Rights Agreement, CMS
Enterprises may cause the Company at any time following          , 199 to
register under the Securities Act all or a portion of the Common Stock owned by it, in which event CMS Enterprises would be able to sell such shares upon the effectiveness of any such registration without regard to the provisions of Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this Prospectus, any person, including an Affiliate, who has beneficially owned shares for at least two years, will be entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then
outstanding shares of Common Stock (approximately        shares immediately
after the completion of the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Further, a person who is not an Affiliate, and has not been an Affiliate at any time during the three months immediately preceding the sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. The Commission has proposed amendments to Rule 144 that, if adopted, would reduce the two-year and three-year holding periods described above to one-year and two-year holding periods, respectively. No assurances can be given as to when or if these proposed amendments will be adopted or that the proposed amendments will not be significantly revised prior to their adoption.

     Prior to the Offering, there has been no market for the Common Stock of the Company and no predictions can be made as to the effect, if any, that market sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities. The Company, CMS Enterprises and CMS Energy have agreed that during the period beginning from the date of this
Prospectus and continuing to and including the date      days after the date of
this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing or contemplated on the date of this Prospectus and for certain other purposes) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of
                                                        .

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom
       and                             and are acting as representatives, has
severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                                                               COMMON
                                   UNDERWRITER                                 STOCK









                                                                             ----------
             Total........................................................
                                                                             ==========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered.

     The Company, CMS Enterprises and CMS Energy have agreed that during the period beginning from the date of this Prospectus and continuing to and
including the date   days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing or contemplated on the date of this Prospectus and for certain other purposes) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of
                                   .

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this offering, there has been no public market for the Shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be current and historical oil and natural gas prices, current and prospective conditions in the supply and demand for oil and natural gas, reserve and production quantities for the Company's oil and natural gas properties, the history of and prospects for the industry in which the Company operates, the earnings multiples of publicly traded common stocks of comparable companies, the cash flow and earnings of the Company and comparable companies in recent periods and the Company's business potential and cash flow and earnings prospects.

     Application will be made to list the Common Stock on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                      and                                have
from time to time performed various investment banking and financial advisory services for CMS Energy and CMS Enterprises, for which they have received customary fees and reimbursement of their out-of-pocket expenses. Such services include serving as underwriter or private placement agent in connection with various securities offerings. Such firms have also performed various investment banking services for CMS Energy for which they received customary fees and reimbursement of their out-of-pocket expenses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by William H. Stephens, III, Executive Vice President and General Counsel of the Company, and certain other legal matters in connection with the Offering are being passed upon for the Company by Sidley & Austin and William H. Stephens, III. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P. As to all matters of Michigan law, Sidley & Austin and Baker & Botts, L.L.P. will rely on the opinion of William H. Stephens, III.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, the Consolidated Financial Statements of CMS NOMECO International, Inc. (formerly Walter) as of and for the year ended December 31, 1994, and the Consolidated Financial Statements of Terra as of and for the year ended December 31, 1994, all included in this Prospectus have been audited and the Pro Forma Consolidated Statement of Income, of the Company for the year ended December 31, 1994, included in this Prospectus, has been examined by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports. Reference is made to said report on the audited Consolidated Financial Statements of the Company, which includes an explanatory paragraph with respect to the change in the method of accounting for postretirement benefits other than pensions in 1992 as discussed in Note 1.i to the Consolidated Financial Statements of the Company.

     With respect to the unaudited interim consolidated financial information relating to the Company as of and for the nine month period ended September 30, 1995, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     The Consolidated Financial Statements of Walter as of December 31, 1992 and 1993 and for each of the two years in the period ended December 31, 1993 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt about Walter's ability to continue as a going concern), appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

     The Combined Balance Sheets of the Amoco Congo Companies as of December 31, 1993 and 1994, and the related Combined Statements of Operations, Stockholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 1994 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited combined interim financial information of the Amoco Congo Companies as of and for the one-month period ended January 31, 1995, included herein the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited combined interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Information relating to the estimated proved reserves of oil and natural gas at June 30, 1995 included herein have been prepared by Ryder Scott, independent petroleum engineer consultants, as stated in their reserve report dated October 2, 1995, and is included herein in reliance upon the authority of such firm as an expert in such matters. Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net cash flows and standardized measure data as of January 1, 1993, 1994 and 1995 included herein were based upon engineering studies prepared by the Company's internal engineers. Set forth as Appendix A is a letter of Ryder Scott relating to their reserve report.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement", which term shall include all amendments, exhibits and schedules thereto) under the Securities Act with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and the report of independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                              CERTAIN DEFINITIONS

     The terms defined below are used throughout this Prospectus.

     Acreage held by production. Acreage covered by an oil and gas lease which has a producing well on it, or which is pooled or unitized with a lease or leases having one or more producing wells on them, so the lease is maintained in effect for the duration of such production.

     API. American Petroleum Institute.

     Bbl. One stock tank Bbl, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

     Bcf. One billion cubic feet.

     Boe or net equivalent barrels. Barrels of oil equivalent with natural gas volumes converted to barrels of oil equivalents using the ratio of 6.0 Mcf of natural gas to 1.0 barrel of crude oil.

     Bopd. Barrels of oil per day.

     Bcpd. Barrels of condensate per day.

     Btu. British thermal unit; the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit. There are approximately 1,050 Btus in each standard cubic foot of natural gas.

     Completion. The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Condensate. A hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced; similar to crude oil.

     Development well. A well drilled within the proved area of an oil and gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves or to economically accelerate production of reserves classified as proved developed.

     Discounted estimated future net cash flows. Estimated future net cash flows discounted at a rate of ten percent per annum.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or gas in an unproved area or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

     Farmin or Farmout. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farmin" while the interest transferred by the assignor is a "farmout."

     Field. An area consisting of single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Gross. "Gross" oil and gas wells or "gross" acres are the total number of wells or acres in which the Company has an interest, without regard to the size of that interest.

     Horizontal drilling. A drilling technique that permits the operator to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and can result in both increased production rates and greater ultimate recoveries of hydrocarbons.

     LPG. Liquified petroleum gas.

     MBbl. One thousand barrels of oil or other liquid hydrocarbons.

     MBoe. One thousand Boe.

     Mcf. One thousand cubic feet.

     MMBbl. One million barrels of oil or other liquid hydrocarbons.

     MMBoe. One million Boe.

     MMBtu. One million Btus.

     MMcf. One million cubic feet.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Natural gas liquids (NGL) or plant products. Butane, propane, ethane, natural gasoline and other liquid hydrocarbons that are extracted from natural gas.

     Net. "Net" oil and gas wells or "net" acres are determined by multiplying gross wells or acres by the Company's working interest in those wells or acres.

     Net revenue interest. The percentage of production to which the owner of a working interest is entitled. For example, the owner of a 100% working interest in a well burdened only by a landowner's royalty of 12.5% would have an 87.5% net revenue interest in that well.

     Oil. Crude oil and condensate.

     Operator. The individual or company responsible for conducting oil and gas exploration, development and production activities on an oil and gas lease or concession on its own behalf and, if applicable, for other working interest owners, generally pursuant to the terms of a joint operating agreement or comparable agreement.

     Overriding royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of certain costs of production.

     Present value. When used with respect to oil and gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Producing well. A well that is producing oil or gas or that is capable of production.

     Proved (or proven) developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods under existing economic and operating conditions.

     Proved (or proven) reserves. The estimated quantities of oil, natural gas, natural gas liquids and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved (or proven) undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     Recompletion. Recompletion refers to the completion of an existing well for production from a formation that exists behind the casing of the well.

     Reserve life. The proved reserves divided by the average annualized production volumes.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

     Seismic. The use of shock waves generated by controlled explosions of dynamite or other means to ascertain the nature and contour of underground geological structures.

     3-D Seismic Survey. Seismic that is run, acquired and processed to yield a three-dimensional picture of the subsurface. Three dimensional seismic is relatively expensive because it takes a considerable amount of computer time to process the data.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

     Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
CONSOLIDATED FINANCIAL STATEMENTS OF CMS NOMECO OIL & GAS CO.:
Report of Independent Public Accountants..............................................   F-3
Consolidated Balance Sheets as of December 31, 1993 and 1994 and September 30, 1995
  (unaudited).........................................................................   F-4
Consolidated Statements of Income for the years ended December 31, 1992, 1993 and 1994
  and for the nine months ended September 30, 1994 (unaudited) and 1995 (unaudited)...   F-5
Consolidated Statements of Stockholder's Equity for the years ended December 31, 1992,
  1993 and 1994 and for the nine months ended September 30, 1995 (unaudited)..........   F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1992, 1993 and
  1994 and for the nine months ended September 30, 1994 (unaudited) and 1995
  (unaudited).........................................................................   F-7
Notes to Consolidated Financial Statements............................................   F-8
Supplemental Information -- Oil and Gas Producing Activities (unaudited)..............  F-24
CONSOLIDATED FINANCIAL STATEMENTS OF CMS NOMECO INTERNATIONAL, INC.
  (FORMERLY WALTER INTERNATIONAL, INC.):
Report of Independent Public Accountants..............................................  F-30
Consolidated Balance Sheets as of December 31, 1994 and January 31, 1995
  (unaudited).........................................................................  F-31
Consolidated Statements of Operations and Accumulated Deficit for the year ended
  December 31, 1994 and for the one month ended January 31, 1995 (unaudited)..........  F-32
Consolidated Statements of Cash Flows for the year ended December 31, 1994 and for the one month ended January 31, 1995 (unaudited)........................................  F-33
Notes to Consolidated Financial Statements............................................  F-34
Supplemental Information -- Oil Producing Activities (unaudited)......................  F-40
CONSOLIDATED FINANCIAL STATEMENTS OF WALTER INTERNATIONAL, INC.:
Report of Independent Auditors........................................................  F-42
Consolidated Balance Sheets as of December 31, 1992 and 1993..........................  F-43
Consolidated Statements of Operations and Accumulated Deficit for the years ended
  December 31, 1992 and 1993..........................................................  F-44
Consolidated Statements of Cash Flows for the years ended December 31, 1992 and
  1993................................................................................  F-45
Notes to Consolidated Financial Statements............................................  F-46
COMBINED FINANCIAL STATEMENTS OF AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES:
Report of Independent Auditors........................................................  F-53
Combined Balance Sheets as of December 31, 1993 and 1994..............................  F-54
Combined Statements of Operations for the years ended December 31, 1992, 1993 and
  1994................................................................................  F-55
Combined Statements of Stockholder's Equity for the years ended December 31, 1992,
  1993 and 1994.......................................................................  F-56
Combined Statements of Cash Flows for the years ended December 31, 1992, 1993 and
  1994................................................................................  F-57
Notes to Combined Financial Statements................................................  F-58
Supplemental Information -- Oil Producing Activities (unaudited)......................  F-61
Combined Balance Sheet as of January 31, 1995 (unaudited).............................  F-63
Combined Statement of Operations for the one month ended January 31, 1995 (unaudited)
  and Combined Statement of Stockholder's Equity for the one month ended January 31,
  1995 (unaudited)....................................................................  F-64
Combined Statement of Cash Flows for the one month ended January 31, 1995
  (unaudited).........................................................................  F-65
Notes to Combined Financial Statements (unaudited)....................................  F-66
CONSOLIDATED FINANCIAL STATEMENTS OF TERRA ENERGY LTD.:
Report of Independent Public Accountants..............................................  F-67
Consolidated Balance Sheets as of December 31, 1994 and July 31, 1995 (unaudited).....  F-68
Consolidated Statements of Earnings for the year ended December 31, 1994 and for the seven months ended July 31, 1994 (unaudited) and 1995 (unaudited)...................  F-69

                                                                                        PAGE
Consolidated Statements of Shareholders' Equity for the year ended December 31, 1994 and for the seven months ended July 31, 1995 (unaudited)............................  F-70
Consolidated Statements of Cash Flows for the year ended December 31, 1994 and for the seven months ended July 31, 1994 (unaudited) and 1995 (unaudited)...................  F-71
Notes to Consolidated Financial Statements............................................  F-72
Supplemental Information -- Oil and Gas Producing Activities (unaudited)..............  F-81
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF WALTER INTERNATIONAL, INC. (UNAUDITED):
Pro Forma Statement of Operations for the one month ended January 31, 1995 and the nine months ended September 30, 1995................................................  F-84
Pro Forma Balance Sheet as of September 30, 1995......................................  F-85
Pro Forma Statement of Operations for the year ended December 31, 1994................  F-86

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
CMS NOMECO Oil & Gas Co.:

     We have audited the accompanying consolidated balance sheets of CMS NOMECO Oil & Gas Co. (a Michigan corporation and wholly owned subsidiary of CMS Enterprises Company) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CMS NOMECO Oil & Gas Co. and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As explained in note 1.i to the consolidated financial statements, the Company, effective January 1, 1992, changed its method of accounting for postretirement benefits other than pension costs.

                                          Arthur Andersen LLP

Detroit, Michigan,
January 27, 1995.

                            CMS NOMECO OIL & GAS CO.
                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                               -------------------   SEPTEMBER 30,
                                                                 1993       1994         1995
                                                                                      (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS)
                           ASSETS
Current Assets:
     Cash....................................................  $    932   $  1,117    $     5,255
     Temporary cash investments..............................        --      4,969          3,813
     Accounts Receivable:
       Revenues and other, less allowances of $226 in 1993,
          1994 and 1995......................................     9,680     10,973         55,893
       Income tax benefits...................................     5,442      3,527         11,516
       Affiliates............................................     2,170         83          1,665
     Other...................................................     1,059      1,435         13,200
                                                               --------   --------    -----------
                                                                 19,283     22,104         91,342
Investments and other assets.................................     7,088     12,539         23,121
Property, Plant and Equipment, at cost (full cost method)....   841,524    934,460      1,073,981
     Less accumulated depreciation, depletion and
       amortization..........................................   465,534    496,403        526,038
                                                               --------   --------    -----------
                                                                375,990    438,057        547,943
                                                               --------   --------    -----------
          Total assets.......................................  $402,361   $472,700    $   662,406
                                                               ========   ========    ===========
            LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
     Current maturities of long-term debt....................  $  9,579   $  9,579    $     6,677
     Accounts payable........................................     5,558      3,611         49,308
     Accrued interest........................................     1,561      1,349          1,171
     Accrued taxes and other.................................     2,317      1,955          9,215
                                                               --------   --------    -----------
                                                                 19,015     16,494         66,371
Long-term debt...............................................   109,141    119,462        192,371
Deferred Credits:
     Deferred income taxes...................................    47,343     43,349         54,590
     Other...................................................     3,873      4,509          7,985
                                                               --------   --------    -----------
                                                                 51,216     47,858         62,575
Stockholder's Equity:
     Common stock, no par value, authorized 55.0 million
       shares, issued and outstanding 24.0 million shares....    80,900    137,000        169,726
     Retained earnings.......................................   142,089    151,886        171,363
                                                               --------   --------    -----------
                                                                222,989    288,886        341,089
                                                               --------   --------    -----------
          Total liabilities and stockholder's equity.........  $402,361   $472,700    $   662,406
                                                               ========   ========    ===========

        The accompanying notes are an integral part of these statements.

                            CMS NOMECO OIL & GAS CO.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1992      1993      1994      1994      1995
                                                                                    (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                      AMOUNTS)
Operating Revenues:
     Oil and condensate..........................  $26,553   $26,635   $26,831   $18,479   $45,423
     Natural gas.................................   34,391    40,995    39,904    30,550    32,927
     Other operating.............................    8,408     6,275    12,333    10,107    17,738
                                                   -------   -------   -------   -------   -------
                                                    69,352    73,905    79,068    59,136    96,088
Operating Expenses:
     Depreciation, depletion and amortization....   32,566    35,605    34,919    25,358    34,072
     Cost center write-offs......................    5,744     9,648     5,612       452     2,184
     Operating and maintenance...................   13,476    15,005    19,323    14,050    23,204
     General and administrative..................    4,489     5,599     6,345     4,346     5,609
     Production and other taxes..................    3,997     4,221     3,838     3,010     3,463
     Cost of products sold.......................    1,427     1,127       973       682       773
                                                   -------   -------   -------   -------   -------
                                                    61,699    71,205    71,010    47,898    69,305
Pretax operating income..........................    7,653     2,700     8,058    11,238    26,783
Other income.....................................      163       382       239       152       522
Interest expense, net............................    4,954     3,844     4,023     2,624     6,455
                                                   -------   -------   -------   -------   -------
Income (loss) before income taxes................    2,862      (762)    4,274     8,766    20,850
Income tax provision (benefit)...................   (2,100)   (5,900)   (5,523)   (2,148)      386
Income before accounting change and
  extraordinary item.............................    4,962     5,138     9,797    10,914    20,464
                                                   -------   -------   -------   -------   -------
Extraordinary item, early retirement of debt, net
  of income taxes................................       --        --        --        --      (987)
Cumulative effect of accounting change, net of
  income taxes...................................   (1,124)       --        --        --        --
                                                   -------   -------   -------   -------   -------
Net income.......................................  $ 3,838   $ 5,138   $ 9,797   $10,914   $19,477
                                                   =======   =======   =======   =======   =======
Net income per common share before extraordinary
  item and accounting change.....................  $  0.21   $  0.21   $  0.41   $  0.45   $  0.85
Cumulative effect of accounting change and
  extraordinary item, net of income taxes........     (.05)       --        --        --      (.04)
                                                   -------   -------   -------   -------   -------
Net income per common share......................  $  0.16   $  0.21   $  0.41   $  0.45   $  0.81
                                                   =======   =======   =======   =======   =======
Average common shares outstanding (000's)........   24,000    24,000    24,000    24,000    24,000
                                                   =======   =======   =======   =======   =======

        The accompanying notes are an integral part of these statements.

                            CMS NOMECO OIL & GAS CO.
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                            COMMON    RETAINED
                                                                            STOCK     EARNINGS
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Balance at December 31, 1991.............................................  $ 65,600   $133,113
     Net income..........................................................        --      3,838
     Contributions from parent...........................................     5,800         --
                                                                           --------   --------
Balance at December 31, 1992.............................................    71,400    136,951
     Net income..........................................................        --      5,138
     Contributions from parent...........................................     9,500         --
                                                                           --------   --------
Balance at December 31, 1993.............................................    80,900    142,089
     Net income..........................................................        --      9,797
     Contributions from parent...........................................    56,100         --
                                                                           --------   --------
Balance at December 31, 1994.............................................   137,000    151,886
     Net income (unaudited)..............................................        --     19,477
     Contributions from parent (unaudited)...............................    32,726         --
                                                                           --------   --------
Balance at September 30, 1995 (unaudited)................................  $169,726   $171,363
                                                                           ========   ========

        The accompanying notes are an integral part of these statements.

                            CMS NOMECO OIL & GAS CO.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           -------------------------------     -------------------
                                             1992       1993       1994          1994       1995
                                                                                   (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS)
Cash Flow from Operating Activities:
     Net income..........................  $  3,838   $  5,138   $   9,797     $ 10,914   $ 19,477
     Principal noncash items:
       Depreciation, depletion and
          amortization...................    32,566     35,605      34,919       25,358     34,072
       Cost center write-offs............     5,744      9,648       5,612          452      2,184
       Deferred income taxes, net........    (1,307)    (6,588)     (4,331)      (3,547)     1,641
       Investment tax credit, net........      (200)      (132)        (55)         (43)        --
                                           --------   --------   ---------     --------   --------
                                             40,641     43,671      45,942       33,134     57,374
Net Change In:
     Accounts receivable.................     4,790      1,134       4,368       (1,845)   (17,955)
     Other current assets................       342       (489)       (376)        (301)    (3,078)
     Accounts payable....................    (3,823)     1,309      (1,947)       1,054     14,900
     Accrued interest....................       137       (146)       (212)      (1,056)      (230)
     Accrued taxes and other
       liabilities.......................       978         69      (1,686)       1,969        389
     Accrued postretirement benefits.....     1,704        176         346           --         --
     Other, net..........................       (38)       247         486          671      1,807
                                           --------   --------   ---------     --------   --------
                                             44,731     45,971      46,921       33,626     53,207
Cash Flow from Financing Activities:
  Revolving credit additions
     (retirements), net..................    12,600     26,900      19,900       21,200     24,300
  Equity contributions from parent.......     5,800      9,500      56,100       52,000      9,000
  Proceeds from bank loans...............     4,182        857          --           --         --
  Repayment of bank loans................        --       (418)     (1,008)        (756)      (972)
  Repayment of notes.....................        --     (5,000)     (8,571)      (8,571)   (36,428)
                                           --------   --------   ---------     --------   --------
                                             22,582     31,839      66,421       63,873     (4,100)
Cash Flow from Investing Activities:
     Exploration and development
       expenditures......................   (53,287)   (75,678)    (71,185)     (56,063)   (46,881)
     Purchases of oil and gas
       properties........................   (13,600)      (865)    (33,528)     (33,192)      (143)
     Proceeds from sale of properties....       991      5,024       7,278        3,101      5,256
     Investments in Yemen................        --     (2,720)     (5,489)      (3,739)    (2,304)
     Interest capitalized................    (2,163)    (3,511)     (5,264)      (3,961)    (2,053)
                                           --------   --------   ---------     --------   --------
                                            (68,059)   (77,750)   (108,188)     (93,854)   (46,125)
Net increase (decrease) in cash and
  temporary cash investments.............      (746)        60       5,154        3,645      2,982
                                           --------   --------   ---------     --------   --------
Cash And Temporary Cash Investments:
     Beginning of period.................     1,618        872         932          932      6,086
                                           --------   --------   ---------     --------   --------
     End of period.......................  $    872   $    932   $   6,086     $  4,577   $  9,068
                                           ========   ========   =========     ========   ========
Supplementary Information:
     Interest payments net of amounts
       capitalized.......................  $  4,666   $  3,904   $   3,860     $  1,698   $  7,892
     Income tax payments (refunds).......    (7,643)       518       2,177        2,082      5,550

        The accompanying notes are an integral part of these statements.

                            CMS NOMECO OIL & GAS CO.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     CMS NOMECO Oil & Gas Co. (the "Company") is a wholly owned subsidiary of CMS Enterprises Company (the "Parent") and a second-tier subsidiary of CMS Energy Corporation ("CMS Energy"). The Company and its subsidiaries are engaged in the exploration, development, acquisition and production of oil and natural gas, including the extraction and sale of natural gas liquids. Certain reclassifications have been reflected in the prior years' amounts to conform with the 1994 presentation. Beginning in June 1995, transportation expense, which had been shown as an operating expense, has been deducted from operating revenues and prior periods have been reclassified.

     The consolidated financial statements and related information as of and for the nine months ended September 30, 1994 and 1995 included herein are unaudited and, in the opinion of management, reflect all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows.

     These unaudited consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the year ended December 31, 1994. The consolidated results of operations for the nine months ended September 30, 1994 and 1995 are not necessarily indicative of operating results for a full year. Additionally, all other financial statement information contained in the Notes to Consolidated Financial Statements, which occurred subsequent to December 31, 1994, is unaudited.

     A summary of significant accounting policies is set forth below:

  A. BASIS OF PRESENTATION

     The consolidated financial statements include the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  B. REVENUE RECOGNITION

     Oil and gas revenues are recognized as production takes place and the sale is completed and the risk of loss transfers to a third party purchaser.

  C. TEMPORARY CASH INVESTMENTS

     All highly liquid investments with an original maturity of three months or less are considered temporary cash investments.

  D. OIL AND GAS PROPERTIES

     The Company follows the full cost method of accounting and capitalizes all costs related to its exploration and development program, including the cost of nonproductive drilling and surrendered acreage, in cost centers on a country-by-country basis. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, together with internal costs directly attributable to property acquisition, exploration and development activities. The capitalized costs in each cost center are amortized on an overall unit-of-production method based on total estimated proved oil and gas reserves. Additionally, certain costs associated with major development projects and all costs of unevaluated leases are excluded from the depletion base until reserves associated with the projects are proved or until impairment occurs. Costs associated with exploration and development activities in non-producing cost centers are not amortized until proved reserves are discovered and produced or a determination is made that the value of the property is less than the costs incurred.

     To the extent that capitalized costs (net of accumulated depletion and amortization) less deferred taxes exceed the sum of discounted estimated future net cash flows from proved oil and natural gas reserves (using

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

unescalated prices and costs and a 10% per annum discount rate) and the lower of cost or market value of unproved properties after income tax effects, such excess costs are charged against earnings. Accordingly, the Company has written off $0.5 million ($0.3 million after taxes) and $0.2 million ($0.1 million after taxes) for the nine months ended September 30, 1994 and 1995, respectively, $1.9 million ($1.2 million after taxes) in 1992, $7.7 million ($5.0 million after taxes) in 1993 and $4.9 million ($3.2 million after taxes) in 1994 for prediscovery non-U.S. expenditures. Also, the Company wrote down the value of Colombia ($3.1 million in 1992 and $1.9 million in 1993), Papua New Guinea ($0.7 million in 1994) and U.S. ($2.0 million in third quarter 1995) properties in excess of the cost center ceiling. These charges are included in cost center write-offs on the Consolidated Statements of Income.

  E. INCOME TAXES

     The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Accordingly, the Company uses an asset and liability method to record the deferred tax consequences of its temporary differences. Provision is made for deferred income taxes resulting from temporary differences arising from the capitalization of certain exploration and development costs for book purposes which are deducted currently for income tax purposes, and for other temporary differences between book income and taxable income. As these temporary differences reverse, the related deferrals are credited to income. The Company does not provide deferred taxes on the undistributed earnings of its non-U.S. subsidiaries as such earnings are intended to be permanently reinvested.

     The deferred investment tax credit was being amortized to income over a ten-year period; none remains at December 31, 1994.

     SFAS No. 109 requires classifying any deferred tax liability and asset as current or non-current based on the classification of the related asset or liability and expanding the disclosure requirements related to deferred tax assets and liabilities. Additionally, a deferred tax asset is recognized only if it is apparent that the temporary difference will reverse in the foreseeable future.

  F. PENSION PLAN

     The Company participates in an affiliate's trusteed noncontributory defined benefit plan (the "Plan") covering full-time regular employees within specified age limits and periods of service. Pension expenses amounted to approximately $46,000, $83,000 and $59,000 for the years ended December 31, 1992, 1993 and
1994. respectively.

     Company employees are not segregated in the Plan and it is not possible to determine the vested benefit obligation and related Plan assets with respect to Company employees. The affiliate has indicated that assets available for Plan benefits are in excess of the accumulated benefit obligation.

  G. ACCOUNTING FOR INVESTMENTS

     The Company's ownership share of Command Petroleum Holdings N.L. ("Command") stock (3.3% as of December 31, 1993 and 2.7% as of December 31, 1994, respectively) requires the Company to follow the cost method of accounting for its investment in Command. The book value of this investment as of December 31, 1994 was $2.2 million and the fair market value was $2.8 million. The investment was written down to the lower of cost or fair market value which was $2.0 million as of December 31, 1992. The 1992 charge against income of $0.8 million is included in cost center write-offs on the Consolidated Statements of Income.

     In 1993 and 1994, the Company invested $2.7 million and $5.5 million, respectively, in Comeco Petroleum Inc. ("Comeco"). The Company currently owns 50% of Comeco, and accounts for this investment

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

under the equity method of accounting. Comeco owns a 28.57% working interest in the East Shabwa Block in Yemen.

  H. SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Company participates in CMS Energy's Supplemental Executive Retirement Plan ("SERP") for certain management employees. Benefits are based on the employees' service and earnings as defined in the SERP. In 1988, a trust was established and partially funded. Because the SERP is a nonqualified plan under the Internal Revenue Code, earnings of the trust are taxable and trust assets are included in the consolidated assets of the Company. SERP expenses amounted to $320,000 in 1992, $190,000 in 1993 and $263,000 in 1994. As of December 31,
1993 and 1994, the Company's share of trust assets was approximately $1.9 million at cost and the projected benefit obligation was $1.4 million and $1.7 million, respectively.

  I. HEALTH CARE AND LIFE INSURANCE BENEFITS

     The Company provides health care and life insurance benefit plans for its employees and retirees through insurance companies. The postretirement plans are noncontributory and currently unfunded. In 1992, the Company changed its method of accounting for the cost of these plans from a pay-as-you-go (cash) method to an accrual method as required by SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and recognized the December 31, 1992 unfunded transition obligation as a one-time cumulative accounting adjustment. The funded status of the postretirement benefit plans is reconciled with the liability recorded as follows:

                                                                            DECEMBER 31,
                                                                           ---------------
                                                                            1993     1994
                                                                             (DOLLARS IN
                                                                             THOUSANDS)
    Accumulated Postretirement Benefit Obligation:
    Retirees.............................................................  $  162   $  388
    Fully eligible active plan participants..............................     261      377
    Other active plan participants.......................................   1,542    1,551
                                                                           ------   ------
                                                                            1,965    2,316
    Plan assets and unrecorded losses....................................      15     (209)
                                                                           ------   ------
    Recorded liability...................................................  $1,980   $2,107
                                                                           ======   ======

     The 1992, 1993 and 1994 cost was comprised of $199,000, $132,000 and
$194,000, respectively, for service plus $143,000, $144,000 and $152,000, respectively, for interest.

     For measurement purposes, a 10% annual rate of increase was assumed in the per capita cost of covered health care benefits for 1995. The rate was assumed to gradually decrease to 6.0% per annum by the year 2004 and thereafter. The health care cost trend rate assumption has an impact on the accumulated postretirement benefit obligation and on future amounts accrued. A one percentage point increase each year in the assumed health care cost would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $283,000 and increase the 1994 cost by $27,000. For the years ended December 31, 1993 and 1994, the weighted average discount rate was 7.25% and 8.0% per annum, respectively, and the expected long term rate of return on plan assets was 8.5% and 7.0% per annum, respectively.

  J. NET INCOME PER COMMON SHARE

     Net income per common share is based upon the number of common shares outstanding during each period.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  K. NEW ACCOUNTING STANDARDS

     In December 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties, effective for 1995 year-end financial statements. The Company does not believe that it will be significantly affected by the Statement, which requires disclosures about the nature of a company's operations and the use of estimates in the financial statements.

  L. COMMON STOCK SPLIT

     These financial statements and Notes thereto reflect retroactively (i) the increase in the authorized shares of Common Stock to 55.0 million, and (ii) the issuance of 9.4 million shares of Common Stock, which increased the Common Stock outstanding from 14.6 million shares to 24.0 million shares, based on a stock split of approximately 1.644 for 1.0 effected on October 25, 1995. All per share amounts in the financial statements reflect this split.

  M. SUPPLEMENTAL NONCASH ACTIVITIES

     During 1995, CMS Energy acquired all of the outstanding capital stock of both Walter International, Inc. and subsidiaries ("Walter") and Terra Energy, Ltd. and subsidiaries ("Terra"), as discussed further in Notes 2 and 3, payable in Common Stock of CMS Energy. Upon consummating the acquisitions, the stock of Walter and Terra were transferred from CMS Energy to the Company, and the Company has recorded in the consolidated balance sheet as of September 30, 1995 the fair value of the Walter and Terra assets and liabilities, a noncash contribution from CMS Energy of $23.8 million, cash contributions from CMS Energy of $4.5 million and $67.8 million for notes payable to CMS Energy. These acquisitions were recorded under the purchase method of accounting. The fair value of Walter's and Terra's assets and liabilities at the date of the respective acquisitions are presented in Note 2.

2. PURCHASES OF OIL AND GAS PROPERTIES

     During 1994, the Company purchased 9.1 MMBbls of estimated proved oil reserves and 9.4 billion cubic feet ("Bcf") of estimated proved gas reserves in three separate acquisitions totaling $33.5 million. The Company participated in four separate reserve acquisitions in 1992. These purchases added approximately
2.7 million barrels of oil equivalent ("MMBoe") of estimated proved reserves at an aggregate net cost of $13.6 million.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  1995 PURCHASES OF OIL AND GAS PROPERTIES (UNAUDITED)

     In February 1995, the Company acquired Walter (through contributions from CMS Energy, "the Walter Acquisition"). This acquisition increased certain line items on the Consolidated Balance Sheet as follows:

                                                                                (DOLLARS IN
                                                                                THOUSANDS)
    Cash and temporary cash investments.......................................    $ 7,411
    Accounts receivable.......................................................      9,488
    Other current assets......................................................      3,654
    Property, plant and equipment.............................................     37,457
    Current maturities of long-term debt......................................      1,968
    Accounts payable..........................................................      7,615
    Accrued interest..........................................................         52
    Accrued taxes and other...................................................      1,621
    Long-term debt............................................................     16,280
    Deferred income taxes and other credits...................................      3,248
    Additional paid-in capital................................................     27,226

     In August 1995, the Company acquired Terra (through contributions from CMS Energy, "the Terra Acquisition"). This acquisition increased certain line items on the Consolidated Balance Sheet as follows:

                                                                                (DOLLARS IN
                                                                                THOUSANDS)
    Cash and temporary cash investments.......................................    $ 8,745
    Accounts receivable.......................................................     27,048
    Other current assets......................................................      5,033
    Investments and other assets..............................................      7,940
    Property, plant and equipment.............................................     55,100
    Current maturities of long-term debt......................................      2,600
    Accounts payable..........................................................     23,182
    Accrued taxes and other...................................................      5,250
    Long-term debt............................................................     62,476
    Deferred income taxes and other credits...................................      9,358
    Additional paid-in capital................................................      1,000

     The assets purchased have been included in property, plant and equipment at cost. Results of operations include income from the purchased properties beginning with the month of closing.

  PRO FORMA INFORMATION (UNAUDITED)

     The following pro forma statement of income information has been prepared to give effect to the acquisition of Walter and Terra as if such transactions had occurred at January 1, 1994. The other property acquisitions in 1994, noted above, are deemed to be insignificant for inclusion in the pro forma information. The historical results of operations have been adjusted to reflect
(i) revenues and expenses attributable to the properties, (ii) the difference between the acquired properties' historical depreciation, depletion and amortization and such expense calculated based on the value allocated to the acquired assets, and (iii) adjustment of income tax expense to reflect the combined results of operations. Management does not believe the pro forma amounts purport to be indicative of the results of operations that would have been reported had the acquisitions occurred as of the dates indicated below, or that may be reported in the future.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                               PRO FORMA
                                                                     ------------------------------
                                                                                       NINE MONTHS
                                                                      YEAR ENDED          ENDED
                                                                     DECEMBER 31,     SEPTEMBER 30,
                                                                         1994             1995
                                                                         (DOLLARS IN THOUSANDS,
                                                                       EXCEPT PER SHARE AMOUNTS)
Operating revenues.................................................    $110,512         $ 105,455
Pretax operating income............................................      18,731            33,753
Income before extraordinary item...................................      20,084            26,671
Net income.........................................................      20,084            25,684
Net income per share...............................................    $   0.84         $    1.07

3. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                           DECEMBER 31,
                                                       ---------------------     SEPTEMBER 30,
                                                         1993         1994           1995
                                                                                  (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
    $130,000,000 revolving credit agreement ("Credit
      Agreement") payable in 36 monthly principal
      installments beginning November 1, 1996,
      variable interest rate, 7.3% average rate per
      annum for the year ended December 31, 1994.....  $ 69,100     $ 89,000       $ 113,300
    Senior serial notes, Series A, payable in annual
      principal installments of $5.0 million on each
      March 1 through 1997, interest at 9.3% per
      annum payable semi- annually on each March 1
      and September 1*...............................    20,000       15,000              --
    Senior serial notes, Series B, payable in annual
      principal installments of approximately $3.6
      million on each March 1 through 2000, interest
      at 9.45% per annum payable semi-annually on
      each March 1 and September 1*..................    25,000       21,428              --
    Notes payable to CMS Energy, interest at LIBOR
      plus 2.0% per annum, maturity dates of November
      1, 1999........................................        --           --          67,840
    OPIC guaranteed loans............................     4,620        3,613          14,172
    Terra debt assumed...............................        --           --           3,736
                                                       --------     --------       ---------
              Total long-term debt...................   118,720      129,041         199,048
    Less current maturities of long-term debt........     9,579        9,579           6,677
                                                       --------     --------       ---------
                                                       $109,141     $119,462       $ 192,371
                                                       ========     ========       =========

------------------------------

  * Repaid in full August 10, 1995 with additional bank borrowings under the Credit Agreement.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As of December 31, 1994, principal maturities of long-term debt over the next five years are as follows:

                                                                                (DOLLARS IN
                                                                                THOUSANDS)
    1995......................................................................   $   9,579
    1996......................................................................      14,523
    1997......................................................................      39,243
    1998......................................................................      33,824
    1999......................................................................      28,291
    Thereafter................................................................       3,581
                                                                                 ---------
                                                                                 $ 129,041
                                                                                 =========

     In November 1993, the Company amended the terms of its Credit Agreement and increased the amount of the commitment to $110.0 million. In March 1995, the commitment was increased to $130.0 million. Borrowings under the agreement are revolving credit loans for three years which convert to term loans on November 1, 1996. The term loans are payable in 36 monthly installments through November 1, 1999. The Credit Agreement provides various options to the Company relative to interest rates. As of December 31, 1994 and September 30, 1995, the average rate in effect was 7.3% per annum and 7.2% per annum, respectively, and amounts outstanding were $89.0 million and $113.3 million, respectively. The Credit Agreement requires a commitment fee.

     The Company also had a series of note agreements dated as of March 1, 1990 pursuant to which $36.4 million of senior serial notes were outstanding as of December 31, 1994. The $27.9 million of notes outstanding were repaid in full August 10, 1995, at a premium of $1.5 million resulting in an after-tax extraordinary item of $987,000 being reflected on the Statements of Income.

     In 1992, the Company utilized an additional borrowing alternative through Overseas Private Investment Corporation ("OPIC") project financing in Equatorial Guinea ($3.6 million outstanding as of December 31, 1994). As of September 30, 1995, $14.2 million of project financing debt is outstanding under agreements with OPIC. These OPIC guaranteed loans funded development drilling for the Alba Field in Equatorial Guinea ($5.4 million) and acquisition financing for the Yombo Filed in the Congo ($8.8 million).

     At December 31, 1994, the Company also had a $4.4 million stand-by letter of credit in support of the Ecuador project. This letter of credit expired in 1995 and has not been renewed.

     The aggregate borrowing base under the Credit Facility is limited to the estimated loan value of the Company's oil and gas reserves, subject to certain exclusions, based upon forecast rates of production and current commodity pricing assessments, as periodically redetermined by the Banks which are parties to the Credit Agreement. The Banks have broad discretion in determining which of the Company's reserves to include in the borrowing base. The Company is in early stages of negotiations to, among other things, increase commitment levels and expand the borrowing base under the Credit Facility.

     The total borrowing base at December 31, 1994, was $134.7 million. Because of adjustments to the borrowing base for outstanding letters of credit and project financing debt in Equatorial Guinea, the total amount available for borrowing from all sources as of December 31, 1994 was $133.7 million. Of the total amount available, $129.0 million in borrowings were outstanding as of December 31, 1994.

     Under the terms of the Credit Agreement, the Company must (i) maintain a ratio of current assets to current liabilities at least equal to 0.75 to 1.0,
(ii) maintain a ratio of total liabilities to tangible net worth of no more than
0.75 to 1.0, (iii) maintain a minimum tangible net worth of $150.0 million, and
(iv) maintain a ratio of cash flow after dividends to fixed charges for the most recent four quarters of 2.0 to 1.0. Restrictive covenants under the Credit Agreement include certain limitations on indebtedness and contingent obligations, as well as certain restrictions on liens, investments, affiliate transactions and sales of assets. In addition, the

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Banks have the right to require the Company to repay all advances under the Credit Agreement within 90 days after notification to the banks that (i) CMS Energy no longer beneficially owns a majority of the outstanding voting stock of the Company or (ii) all or substantially all of the assets of the Company are sold.

     As of September 30, 1995, the Company's current ratio was 1.60 to 1.0, its total liabilities to tangible net worth ratio was 0.72 to 1.0, its tangible net worth was $302.0 million and its ratio of cash flow after dividends to fixed charges was 4.9 to 1.0.

     The fair value of these facilities, because of prepayment premiums on the senior notes, is estimated to exceed the recorded amounts by approximately $2.5 million at December 31, 1993 and $2.1 million at December 31, 1994.

     In August 1995, the Company issued a note in the principal amount of approximately $61.3 million (the "Terra Note") to the Parent, which in turn assigned it to CMS Energy, in connection with the transfer by CMS Energy of the common stock of Terra to the Parent and then by the Parent to the Company, and in May, 1995 the Company issued another note in the principal amount of approximately $6.5 million (the "Walter Note") to CMS Energy in connection with borrowings made to repay $6.6 million of indebtedness of Walter immediately upon the closing of the Walter acquisition (the Terra Note and the Walter Note together referred to herein as the "CMS Notes"). The CMS Notes bear interest at the rate of London Interbank Offered Rate ("LIBOR") plus 2.0% per annum and have a maturity date of November 1, 1999. Amounts outstanding under the CMS Notes are expressly subordinate to the Company's Credit Agreement. Certain limitations are placed on the Company's obligation to make payments on the loans under the CMS Notes in the event of default under the terms of the Credit Agreement.

     In connection with the Terra Acquisition, the Company assumed $3.7 million of long-term debt comprised of $1.9 million of capitalized leases and $1.8 million outstanding under a term loan for financing of a processing plant under construction.

     In December 1994, CMS Energy arranged for the issuance of a standby letter of credit, currently in the amount of $45.0 million, to secure the Company's performance under the operating services agreement with respect to the Colon Unit in Venezuela. The Company has agreed to reimburse CMS Energy on demand for any draw made under the letter of credit and to pay to CMS Energy a fee of 2.125% per annum of the face amount of the letter of credit.

     The Company has entered into an interest rate swap agreement with a bank which effectively fixed the interest rate on $20.0 million of floating rate debt. Under the agreement, the Company will pay the bank interest at the rate of 5.81% per annum over the term of the agreement and the bank will pay the Company the three-month LIBOR rate. The swap agreement, which will terminate March 24, 1997, requires quarterly settlement payments. As of December 31, 1994, the bank owed the Company $24,000 for the first quarter 1995 settlement.

4. INCOME TAXES

     The Company and its consolidated subsidiaries join with CMS Energy in filing a consolidated U.S. tax return. Taxable income or loss are determined for the Company and its subsidiaries as if they were filing separate income tax returns. Tax benefits for losses and nonconventional fuel tax credits (Section 29 Credits) are recognized by the Company to the extent utilized in the consolidated return. Because the Company has been (and is expected to continue to be) included in the consolidated federal income tax return filed by CMS Energy, these Section 29 Credits have either been used currently to reduce the tax liability of the CMS Energy consolidated group or have created a minimum tax credit carryforward for use in future years. If the taxable income of the CMS Energy consolidated group in future years were to be less than projected, the
Section 29 Credits would be deferred or eliminated. Moreover, if the Company were deconsolidated from the CMS Energy consolidated group, the Company's ability to realize any benefit from past or future Section 29

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Credits would be materially restricted. The Company has no plans, and has been advised by CMS Energy that CMS Energy has no plans, to effect any transaction in the foreseeable future that would cause a deconsolidation of the Company from the CMS Energy consolidated group. To the extent required by local law, the Company and certain of its subsidiaries file income and other tax returns in those non-U.S. countries in which the Company does business.

     Significant components of income tax expense were as follows:

                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1992      1993      1994      1994      1995
                                                                                (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS)
    Current tax (benefit)....................  $(1,173)  $   820   $(1,137)  $ 1,442   $(1,788)
    Deferred tax (benefit)...................   (1,307)   (8,474)   (4,331)   (3,547)    1,642
    Tax rate change..........................       --     1,886        --        --        --
    Amortization of investment tax credit....     (200)     (132)      (55)      (43)       --
                                               -------   -------   -------   -------   -------
                                               $(2,680)  $(5,900)  $(5,523)  $(2,148)  $  (146)
                                               =======   =======   =======   =======   =======
    Operating................................  $(2,100)  $(5,900)  $(5,523)  $(2,148)  $   386
    Other....................................     (580)       --        --        --      (532)
                                               -------   -------   -------   -------   -------
                                               $(2,680)  $(5,900)  $(5,523)  $(2,148)  $  (146)
                                               =======   =======   =======   =======   =======

     Income taxes shown above for the nine months ended September 30, 1995 include a $532,000 benefit which has been deducted from the "extraordinary item" on the Consolidated Statements of Income. Income tax expense for 1993 includes $1.9 million to increase prior years' deferred taxes to the revised statutory rate of 35.0% per annum. Income taxes shown above for 1992 include $580,000 which has been deducted from the "cumulative effect of accounting change" on the Consolidated Statements of Income.

     Total income tax provision (benefit) was as follows:

                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1992      1993      1994      1994      1995
                                                                                (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS)
    U.S.:
         Current.............................  $(2,418)  $    59   $(1,777)  $   600   $(1,291)
         Deferred............................   (2,121)   (7,137)   (5,103)   (3,849)     (376)
    Non-U.S.:
         Current.............................    1,245       761       640       842      (497)
         Deferred............................      614       417       717       259     2,018
                                               -------   -------   -------   -------   -------
              Total..........................  $(2,680)  $(5,900)  $(5,523)  $(2,148)  $  (146)
                                               =======   =======   =======   =======   =======

     The Company's wholly owned subsidiaries have approximately $132.9 million of net operating loss carryforwards generated in foreign taxing jurisdictions. These foreign net operating loss carryforwards are available to offset income taxable only in the jurisdictions in which the corresponding losses occurred. The losses carry forward until utilized, until they lapse under the respective taxation regime or the wholly-owned subsidiaries which generated the losses withdraw from business activities within the respective taxing jurisdictions.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The principal components of the Company's deferred tax assets (liabilities) recognized in the balance sheet are as follows:

                                                             DECEMBER 31,
                                                         ---------------------   SEPTEMBER 30,
                                                           1993        1994          1995
                                                                                  (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
    Unsuccessful well and lease costs..................  $(132,248)  $(144,669)    $(152,180)
    Intangible drilling costs..........................    (37,881)    (38,204)      (38,492)
    Capitalized general and administrative costs.......    (10,194)    (15,423)      (15,359)
    Other..............................................    (10,878)     (9,425)      (10,440)
                                                         ---------   ---------     ---------
    Gross deferred tax liabilities.....................   (191,201)   (207,721)     (216,471)
    Accumulated depreciation, depletion and
      amortization.....................................    124,898     135,696       130,148
    Alternative minimum tax credit carryforward........     18,120      27,229        28,260
    Other..............................................        742       1,684         3,710
                                                         ---------   ---------     ---------
    Gross deferred tax assets..........................    143,760     164,609       162,118
                                                         ---------   ---------     ---------
    Net deferred tax liability (includes current)......  $ (47,441)  $ (43,112)    $ (54,353)
                                                         =========   =========     =========

     The actual income tax expense (benefits) differs from the amount computed by applying the statutory U.S. Federal tax rate to income before income taxes as follows:

                                                                            NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------------    ------------------
                                            1992       1993       1994       1994       1995
                                                                               (UNAUDITED)
                                                         (DOLLARS IN THOUSANDS)
    Net income...........................  $ 3,838    $ 5,138    $ 9,797    $10,914    $19,477
    Income tax provision (benefit).......   (2,680)    (5,900)    (5,523)    (2,148)      (146)
                                           -------    -------    -------    -------    -------
                                             1,158       (762)     4,274      8,766     19,331
    Statutory U.S. income tax rate.......       34%        35%        35%        35%        35%
                                           -------    -------    -------    -------    -------
    Expected income tax provision
      (benefit)..........................      394       (267)     1,496      3,068      6,766
    Increase (Decrease) In Taxes From:
         Nonconventional fuels tax
           credit........................   (4,425)    (5,605)    (8,460)    (6,000)    (8,950)
         Intercompany interest income....       --        130      1,185        824      1,180
         Effect of tax rate change.......       --      1,886         --         --         --
         Command stock transactions......      328     (2,147)        --         --         --
         Foreign taxes, net of U.S.
           benefit.......................    1,247        318        533        263        955
         Permanent differences...........       53       (435)      (268)      (103)       113
         Other, net......................     (277)       220         (9)      (200)      (210)
                                           -------    -------    -------    -------    -------
    Income tax provision (benefit).......  $(2,680)   $(5,900)   $(5,523)   $(2,148)   $  (146)
                                           =======    =======    =======    =======    =======

5. RELATED PARTY TRANSACTIONS

     Accounts receivable -- affiliates as of December 31, 1993 includes a $2.0 million equity infusion from CMS Energy which was paid to the Company in January 1994.

     The Company sells natural gas to affiliates at rates approximating the average price of gas paid to other area producers. Total sales to an affiliate, Consumers Power Company, were approximately $3.4 million in 1992, $2.6 million in 1993, $0.7 million in 1994 and $14.1 million for the nine months ended September 30, 1995. Other intercompany transactions, principally services, are billed at cost. Gas sales to the Midland Cogeneration Venture amounted to approximately $6.4 million in 1992, $12.2 million in 1993 and $9.2 million in 1994.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In 1993, the Company received $2.6 million for its share of proceeds from the sale of certain northern Michigan pipelines to an affiliate, CMS Gas Transmission and Storage Company.

6. SIGNIFICANT CUSTOMERS

     Revenues from sales to the Company's largest customers as a percent of total Company revenues were:

                                                                          1992   1993   1994
    Midland Cogeneration Venture........................................    9%    15%    11%
    Total Petroleum Company.............................................   11%     8%     5%

7. COMMITMENTS AND CONTINGENCIES

     The Company estimates its capital expenditures for 1995 will be $193.6 million and certain commitments have been made in connection therewith.

  A. HERITAGE RESOURCES, INC.

     On December 18, 1987, Tribal Drilling Company ("Tribal") and certain other plaintiffs, including J. Stuart Hunt, an affiliate of Tribal and a director of the Company, filed a lawsuit in Dallas County, Texas (the "Dallas County Lawsuit") seeking, among other things, a declaratory judgment against Heritage Resources, Inc. ("Heritage") to the effect that Heritage was not qualified to serve as the operator of Sections 21, 22 and 23 of the Crittendon Field located in Winkler County, Texas, that Heritage had been properly removed as operator pursuant to a vote of non-operator working interest owners and that Tribal is the duly elected replacement operator. The Company, which was not originally a plaintiff in the Dallas County Lawsuit, has non-operating working interests in Sections 21 and 23 of the Crittendon Field. Pursuant to the court's order to join all indispensable parties, on April 20, 1988 plaintiffs filed an amended petition for declaratory relief which included the Company as one of the plaintiffs. Heritage and certain related parties subsequently filed counterclaims against all of the approximately 20 plaintiffs in the Dallas County Lawsuit, including the Company, alleging various causes of action, including without limitation claims for breach of contract, slander of title, tortious interference with contract, tortious interference with business relations, fraud, conspiracy and intentional infliction of emotional distress. In the Dallas County Lawsuit, Heritage seeks approximately $100 million in actual damages, exemplary damages not to exceed $1 billion, attorneys' fees and declaratory relief. Trial of the Dallas County lawsuit, including counterclaims, is currently scheduled for May 1996.

     On December 18, 1987, Heritage and certain related parties filed two separate lawsuits, since consolidated, in Winkler County, Texas (the "Winkler County Lawsuit") against certain but not all non-operator working interest owners of Sections 21 and 22 of the Crittendon Field. The Company was not a party to the Winkler County Lawsuit. In the Winkler County Lawsuit, the plaintiffs in many respects alleged the same course of conduct that is the subject of the Dallas County Lawsuit, including Heritage's counterclaims. In October 1992, a jury in the Winkler County lawsuit returned a verdict in favor of plaintiffs and against the defendants in that litigation in an aggregate amount in excess of $80 million plus attorneys' fees in excess of $20 million. Certain defendants subsequently entered into a settlement with the plaintiffs and the non-settling plaintiffs have appealed the judgments in the Winkler County Lawsuit to the Texas Court of Appeals in El Paso, Texas. The Court of Appeals has indicated that it may rule on the appeal by late 1995 or early 1996.

     The Company believes that it has meritorious defenses to the counterclaims in the Dallas County lawsuit and intends to defend itself vigorously in such lawsuit. Management believes it is unlikely that the ultimate outcome of this matter will have a material adverse effect on the Company's financial condition or results of operations. However, the outcome of a jury trial is difficult to predict, and there can be no assurance that the resolution of Heritage's counterclaims against the Company will not have such a material adverse effect.

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  B. ECUADOR

     The Company has a 14% working interest in a consortium which is conducting oil development and production activities in several fields within the Oriente Block 16 in the Republic of Ecuador and Tivacuno Area in Eastern Ecuador, from which production began in 1994. This project is operated by Maxus Energy Corporation, a recently-acquired subsidiary of YPF Sociedad Anonima ("YPF").

     Production from Block 16 and related fields in the Oriente Basin of the Ecuadorian Amazon region has steadily increased since start-up in mid-1994, with new wells and fields continuing to be brought on stream. As of June 30, 1995, these fields represented approximately 14.1% of the Company's estimated total proved reserves of oil and natural gas on a Boe basis. With lower worldwide oil prices and increases in total project costs reducing the overall economic benefit of these fields to the Ecuadorian government, the Ministry of Energy and Mines in Ecuador has notified the members of the consortium with interests in such fields that they should investigate alternatives for improving project economics to the Ecuadorian government, including the renegotiation of the service contract governing the Company's interest in these fields. The Ecuadorian government has significant leverage to force changes due to its broad governmental and regulatory powers. Authorizations have been and may in the future be withheld and/or delayed to the economic detriment of the consortium unless the discussions are productive. Discussions with the Ecuadorian government concerning various alternatives began in late September 1995 and will likely continue for the next several months. Although the Company cannot currently predict what impact, if any, these discussions will have on the project's economics, and there can be no assurance that these discussions or their outcome will not have a material adverse effect on the Company's estimated reserves, financial condition or results of operations; in management's opinion the ultimate outcome will not have a material adverse impact on the Company's financial condition or results of operations.

  C. DUAL CONSOLIDATED LOSSES

     As a result of the Walter Acquisition and related transactions, the Company acquired certain assets located in the Congo which, prior to such transactions, were owned by affiliates of Amoco Corporation ("Amoco"). As a result of certain agreements entered into in connection with the Walter Acquisition, CMS Energy and the Company could become jointly and severally liable to Amoco or to the Internal Revenue Service for the recapture of "dual consolidated losses" utilized by Amoco in prior years if a "triggering event" were to occur with respect to such assets or with respect to the stock of Walter or certain of its subsidiaries. The amount of such potential liability could be up to $78.2 million, plus an interest factor thereon. However, CMS Energy has agreed to indemnify the Company for such liability if the triggering event results from acts or omissions (i) of CMS Energy or any of its subsidiaries (other than the Company) which occur after the initial public sale of the Company's Common Stock; (ii) of the Company or any of its subsidiaries if such acts or omissions are approved by the Board of Directors of the Company, which approval includes the affirmative vote of a majority of the employees of CMS Energy or any of its subsidiaries (other than the Company or any of its subsidiaries) who serve on the Company's Board of Directors; or (iii) of any person if such acts or omissions occur prior to the initial public sale of the Company's Common Stock. In return, the Company has agreed to indemnify CMS Energy for any such dual consolidated loss tax liability if the triggering event results from acts or omissions of the Company on or after the date of the initial public sale of the Company's Common Stock which have not been approved by the Board of Directors of the Company in the manner described in the preceding sentence. The Company's subsidiary, Walter (now named CMS NOMECO International, Inc.), could also be secondarily liable to Amoco for up to $59.0 million in potential recapture tax, plus an interest factor thereon, if Nuevo Energy Company ("Nuevo"), an unaffiliated company, were to fail to satisfy its potential liability to Amoco with respect to the recapture of dual consolidated losses relating to certain other assets located in the Congo acquired by Nuevo's affiliate from an affiliate of Amoco simultaneously with Walter's acquisition of its Congolese assets. Because the net assets of Nuevo currently appear to be adequate to satisfy any obligation which Nuevo may have with respect to such other assets, the

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company believes that it is unlikely that Walter would have to make a payment to satisfy its secondary liability, although there can be no assurance that this will be the case. However, if Walter were required to make such a payment, it would have a claim against Nuevo, but would not be able to recover such payment from CMS Energy under the above-described indemnity.

     As a result of the Company's November 1993 acquisition (the "Yemen Acquisition") of its ownership interest in Pecten Yemen Company ("PYC"), a predecessor of Comeco Petroleum, Inc. from a member of the Shell Petroleum Inc. consolidated group (the "SPI Group"), the Company agreed to become jointly and severally liable for tax liabilities incurred by the SPI Group as a result of the recapture of dual consolidated losses generated by PYC and utilized by the SPI Group for tax purposes in prior years, if a "triggering event" were to occur with respect to the stock or assets of PYC after such acquisition. It is estimated that the Company's potential joint and several liability for dual consolidated loss recapture tax liability incurred by the SPI Group would be approximately $15.8 million plus an interest factor thereon. CMS Energy has not agreed to indemnify the Company for this potential tax claim. However, if the Company were required to make a payment in satisfaction of such liability due to a triggering event that it did not solely cause, it would have a claim against the other stockholders of Comeco for at least the amount by which such payment exceeded $7.9 million, plus an interest factor thereon.

     In addition to the potential recapture of the dual consolidated losses arising from the Walter Acquisition, the Yemen Acquisition and related transactions, the Company and its other domestic affiliates have incurred losses in certain other foreign countries. The additional tax liability that could be recaptured upon a triggering event (including the Company's obligations to other parties under agreements similar to the indemnification agreement with Amoco and the SPI Group described in the preceding paragraphs) would be approximately $10.0 million as of December 31, 1994, plus an interest factor thereon.

  D. HEDGING ARRANGEMENTS

     The Company periodically enters into oil and gas price hedge arrangements to mitigate its exposure to price fluctuations on the sale of oil and natural gas. As of December 31, 1994, the Company was party to gas price collar contracts on 7.3 Bcf of gas for the delivery months of January through December 1995 at prices ranging from $2.05 to $2.35 per MMBtu. The Company also had an oil collar contract for 1,000 barrels ("Bbls") per day with a floor of $18.00 per Bbl and a ceiling of $19.95 per Bbl. The contracts are accounted for as hedges; accordingly, any gains or losses are deferred and recognized on the settlement dates. The Company received $241,000 in 1994 for settlement of January 1995 contracts on 0.6 Bcf of gas. At December 31, 1994, the fair value of these hedge arrangements was not materially different than the book value.

     The Company has also hedged certain of its gas supply obligations to the Midland Cogeneration Venture in the years 2001 through 2006 by entering into an agreement with Louis Dreyfus on May 1, 1989 to purchase the economic equivalent of 10,000 MMBtu per day at a fixed, escalated price starting at $2.82 per MMBtu in 2001. The settlement periods are each one year period ending December 31, 2001 through 2006 on 3.65 MMBtu. If the "floating price", essentially the then current Gulf Coast spot price, for a period is higher than the "fixed price", the seller pays the Company the difference, and vice versa. If a party's exposure at any time exceeds $2.0 million, that party is required to obtain a letter of credit in favor of the other party for the excess over $2.0 million, to a maximum of $10.0 million. At December 31, 1994, the seller had arranged a letter of credit in the Company's favor for $3.0 million.

  E. OTHER

     The Company is party to certain other lawsuits and administrative proceedings arising in the ordinary course of business before various courts and governmental agencies involving, for example, claims for personal injury and property damages, contractual matters, environmental issues and other matters. Management

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

cannot predict the ultimate resolution of these matters but it believes resulting liabilities, if any, will not have a material adverse effect upon the Company's financial position or results of operations.

8. FINANCIAL INSTRUMENTS

     The carrying amounts of cash, temporary cash investments and current liabilities approximate their fair values due to their short-term nature. The estimated fair values of long-term investments are based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar investments or other valuation techniques. The carrying amounts of all long-term investments in financial instruments approximate fair value. The carrying amount of long-term debt was $118.7 million and $129.0 million and the fair value of long-term debt was $121.2 million and $131.1 million as of December 31, 1993 and 1994, respectively. Although the current fair value of the long-term debt may differ from the current carrying amount, settlement of the reported debt is generally not expected until maturity.

     The fair values of the Company's off-balance-sheet financial instruments are based on the amounts estimated to terminate or settle the instruments. The fair value of interest rate swap agreements was $24,000 as of December 31, 1994.

     Effective January 1, 1994, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which did not materially impact the Company's financial position or results of operations.

9. LEASES

     The Company and its subsidiaries lease various assets, including vehicles, office equipment and office space under leases expiring on various dates through 1999. Rental expense under these leases was $527,000 and $541,000 for the years ended December 31, 1993 and 1994, respectively.

     Minimum rental commitments under the Company's non-cancelable leases at December 31, 1994, were:

                                                                                (DOLLARS IN
                                                                                THOUSANDS)
    1995......................................................................    $   467
    1996......................................................................        431
    1997......................................................................        442
    1998......................................................................        442
    1999......................................................................        416
                                                                                  -------
                                                                                  $ 2,198
                                                                                  =======

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. PROPERTY, PLANT AND EQUIPMENT

     Investments in property, plant and equipment were as follows at December 31, 1993 and 1994:

                                                                       1993        1994
                                                                          (DOLLARS IN
                                                                          THOUSANDS)
    Oil and Gas Properties:
         Proved....................................................  $ 770,532   $ 866,156
         Unproved..................................................     47,591      48,401
                                                                     ---------   ---------
                                                                       818,123     914,557
    Other properties...............................................     23,401      19,903
    Less accumulated depreciation, depletion and amortization......   (465,534)   (496,403)
                                                                     ---------   ---------
    Net property, plant and equipment..............................  $ 375,990   $ 438,057
                                                                     =========   =========

     Depreciation, depletion and amortization for oil and gas properties for the years ended December 31, 1992, 1993 and 1994 were $32.4 million, $35.4 million and $34.6 million, respectively.

11. GEOGRAPHIC AREA INFORMATION

     Pertinent information with respect to the Company's business is presented in the following table:

                                                      OIL AND GAS
                                 ------------------------------------------------------
                                  UNITED     SOUTH      AFRICA &
                                  STATES    AMERICA    MIDDLE EAST    OTHER     TOTAL      OTHER     TOTAL
                                                           (DOLLARS IN THOUSANDS)
    1992:
        Revenues...............  $ 54,105   $     --     $ 2,879     $ 4,634   $ 61,618   $ 7,734   $ 69,352
        Pretax operating
          income...............     9,351     (3,070)      1,377         356      8,014      (361)     7,653
        Depreciation, depletion
          and amortization.....    30,703         --         510       1,161     32,374       192     32,566
        Capital expenditures...    39,291     12,774       3,232       8,771     64,068     3,991     68,059
        Identifiable assets at
          December 31..........   295,824     34,286      12,376      22,168    364,654     5,620    370,274
    1993:
        Revenues...............  $ 55,939   $  1,816     $ 4,971     $ 5,659   $ 68,385   $ 5,520   $ 73,905
        Pretax operating
          income...............     9,198     (1,805)      2,736      (4,254)     5,875    (3,175)     2,700
        Depreciation, depletion
          and amortization.....    31,699        947       1,075       1,690     35,411       194     35,605
        Capital expenditures...    24,208     42,188       4,257       1,766     72,419     5,331     77,750
        Identifiable assets at
          December 31..........   299,039     66,481      12,258      17,859    395,637     6,724    402,361
    1994:
        Revenues...............  $ 58,292   $  7,719     $ 4,520     $ 4,345   $ 74,876   $ 4,192   $ 79,068
        Pretax operating
          income...............    13,475      1,512       1,962      (3,839)    13,110    (5,052)     8,058
        Depreciation, depletion
          and amortization.....    28,751      3,002         852       2,034     34,639       280     34,919
        Capital expenditures...    25,940     69,530       6,436       2,478    104,384     3,804    108,188
        Identifiable assets at
          December 31..........   300,374    138,095      11,749      15,746    465,964     6,736    472,700

                            CMS NOMECO OIL & GAS CO.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. OTHER OPERATING REVENUES

     Other operating revenues for the periods indicated were as follows:

                                                                            NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               -------------------------   -------------------
                                                1992     1993     1994      1994        1995
                                                                               (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS)
    Plant and refinery sales.................  $7,734   $5,520   $ 4,192   $ 3,403     $ 3,442
    Gas contract dispositions................      --       --     4,800     4,800       9,858
    Hedging:
         Gas.................................    (963)    (889)    2,285     1,113       2,826
         Oil.................................      --       --        95        --        (224)
    Other....................................   1,637    1,644       961       791       1,836
                                               ------   ------   -------   -------     -------
                                               $8,408   $6,275   $12,333   $10,107     $17,738
                                               ======   ======   =======   =======     =======

     During 1994 and 1995, the Company disposed of two long-term gas contracts to unrelated third parties for aggregate consideration of $4.8 million and $9.9 million, respectively. Upon disposing of these contracts, the Company has no future obligations under either contract.

                            CMS NOMECO OIL & GAS CO.
    SUPPLEMENTAL INFORMATION -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

     The following information was prepared in accordance with the Supplemental Disclosure Requirements of SFAS No. 69, Disclosures About Oil and Gas Producing Activities. Refer to the Consolidated Statements of Income for the Company's results of operations from exploration and production activities provided elsewhere in this Prospectus.

     Data relating to U.S. processing plants and an Australian refinery are excluded. Data related to the Company's equity investment in Yemen is shown separately.

     The following estimates, which were prepared by the Company's petroleum engineers, of proved developed and proved undeveloped reserve quantities and related standardized measure of discounted estimated future net cash flows do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

     Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

1. ESTIMATED PROVED RESERVES OF OIL AND GAS

                                            TOTAL           U.S.        SOUTH     AFRICA &        OTHER
                                         ------------   ------------   AMERICA   MIDDLE EAST   -----------
                                         OIL     GAS    OIL     GAS      OIL         OIL       OIL    GAS
                                                          (OIL IN MMBBLS AND GAS IN BCF)
Estimated Proved Developed and
  Undeveloped Reserves:
     December 31, 1991.................  28.5   191.2    5.3   187.1     19.2         1.8       2.2    4.1
       Revisions and other changes.....   0.8   (20.4)   0.2   (20.1)    (0.1)        0.8      (0.1)  (0.3)
       Extensions and discoveries......   7.4    45.4    0.1    44.7      5.4         0.5       1.4    0.7
       Purchases of reserves...........   1.0     9.9    0.2     6.8      0.8          --        --    3.1
       Production......................  (1.6)  (17.6)  (1.1)  (17.4)      --        (0.1)     (0.4)  (0.2)
                                         ----   -----   ----   -----     ----        ----      ----   ----
     December 31, 1992.................  36.1   208.5    4.7   201.1     25.3         3.0       3.1    7.4
       Revisions and other changes.....   0.4     7.2   (0.4)    7.1       --         0.2       0.6    0.1
       Extensions and discoveries......   0.1     2.9    0.1     2.9       --          --        --     --
       Purchases of reserves...........    --     1.7     --     1.7       --          --        --     --
       Production......................  (1.9)  (18.5)  (1.0)  (18.2)    (0.2)       (0.3)     (0.4)  (0.3)
                                         ----   -----   ----   -----     ----        ----      ----   ----
     December 31, 1993.................  34.7   201.8    3.4   194.6     25.1         2.9       3.3    7.2
       Revisions and other changes.....  (1.3)   (9.7)  (0.3)   (9.4)    (2.0)        0.6       0.4   (0.3)
       Extensions and discoveries......   0.4    50.2    0.4    50.2       --          --        --     --
       Acquisitions of reserves........  20.2     9.4     --     9.4     20.2          --        --     --
       Production......................  (2.1)  (20.5)  (0.8)  (20.3)    (0.7)       (0.3)     (0.3)  (0.2)
                                         ----   -----   ----   -----     ----        ----      ----   ----
     December 31, 1994.................  51.9   231.2    2.7   224.5     42.6         3.2       3.4    6.7
                                         ====   =====   ====   =====     ====        ====      ====   ====
Estimated Proved Developed Reserves:
     December 31, 1991.................  25.9   188.0    5.1   183.9     19.2         0.6       1.0    4.1
     December 31, 1992.................  31.7   205.0    4.5   198.8     25.3         0.9       1.0    6.2
     December 31, 1993.................  31.2   200.0    3.3   193.4     25.1         1.5       1.3    6.6
     December 31, 1994.................  37.4   211.7    2.5   205.9     31.5         2.6       0.8    5.8
Equity Interest in Estimated Proved
  Reserves of Pecten Yemen:
     December 31, 1993.................   1.5      --     --      --       --         1.5        --     --
     December 31, 1994.................   2.9      --     --      --       --         2.9        --     --

2. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PROVED RESERVES

                                                                   SOUTH        AFRICA &
                                            TOTAL        U.S.     AMERICA    MIDDLE EAST(4)    OTHER
                                                            (DOLLARS IN THOUSANDS)
December 31, 1992:
     Future Cash Flows:
       Revenues(1)......................  $1,017,443   $493,846   $395,380      $ 59,298      $68,919
       Less:
          Production costs(2)...........     405,723    191,206    188,458        14,932       11,127
          Development costs(2)..........     100,316      4,690     84,997         3,593        7,036
                                          ----------   --------   --------     ---------      -------
     Future cash flows before taxes.....     511,404    297,950    121,925        40,773       50,756
       Income tax expense(3)............      29,573      2,263      5,866        16,258        5,186
                                          ----------   --------   --------     ---------      -------
     Future net cash flows..............     481,831    295,687    116,059        24,515       45,570
     Less discount to present value at a
       10% annual rate..................     164,489     61,018     77,785         7,513       18,173
                                          ----------   --------   --------     ---------      -------
     Standardized measure of discounted
       future net cash flows............  $  317,342   $234,669   $ 38,274      $ 17,002      $27,397
                                          ==========   ========   ========     =========      =======
December 31, 1993:
     Future Cash Flows:
       Revenues(1)......................  $1,036,387   $542,747   $378,467      $ 51,052      $64,121
       Less:
          Production costs(2)...........     332,517    135,679    180,145        13,013        3,680
          Development costs(2)..........      81,274      8,947     57,639         3,393       11,295
                                          ----------   --------   --------     ---------      -------
     Future cash flows before taxes.....     622,596    398,121    140,683        34,646       49,146
       Income tax expense(3)............      58,500     21,341     22,185        13,174        1,800
                                          ----------   --------   --------     ---------      -------
     Future net cash flows..............     564,096    376,780    118,498        21,472       47,346
     Less discount to present value at a
       10% annual rate..................     247,900    161,737     62,182         6,069       17,912
                                          ----------   --------   --------     ---------      -------
     Standardized measure of discounted
       future net cash flows............  $  316,196   $215,043   $ 56,316      $ 15,403      $29,434
                                          ==========   ========   ========     =========      =======
December 31, 1994:
     Future Cash Flows:
       Revenues(1)......................  $1,235,512   $539,409   $580,927      $ 58,948      $56,228
       Less:
          Production costs(2)...........     376,550    191,130    158,708        15,603       11,109
          Development costs(2)..........     103,611     11,507     80,496         3,253        8,355
                                          ----------   --------   --------     ---------      -------
     Future cash flows before taxes.....     755,351    336,772    341,723        40,092       36,764
       Income tax expenses
          (benefit)(3)..................      67,073    (16,015)    64,905        16,462        1,721
                                          ----------   --------   --------     ---------      -------
     Future net cash flows..............     688,278    352,787    276,818        23,630       35,043
     Less discount to present value at a
       10% annual rate..................     278,046    138,293    115,926         8,532       15,295
                                          ----------   --------   --------     ---------      -------
     Standardized measure of discounted
       future net cash flows............  $  410,232   $214,494   $160,892      $ 15,098      $19,748
                                          ==========   ========   ========     =========      =======

------------------------------

(1) Oil, gas and condensate revenues are based on year-end prices with adjustments for changes reflected in existing contracts. There is no consideration for future discoveries or risks associated with future production of estimated proved reserves. Beginning in June 1995, transportation expense, which had been shown as a production cost, has been deducted from operating revenues and prior periods have been reclassified.
(2) Based on economic conditions at year-end. Does not include general, administrative or financing costs. Does not consider future changes in development or production costs.

(3) Based on current statutory rates applied to future cash inflows reduced by future production and development costs, tax deductions and credits. Income tax expense has been reduced by $71.8 million, $83.2 million and $97.4 million of U.S. income tax credits for Antrim gas production at December 31, 1992, 1993 and 1994, respectively.
(4) Does not include $2.2 million and $3.0 million at December 31, 1993 and 1994, respectively, of discounted future net cash flows attributable to the Company's interest in the East Shabwa Block in Yemen, which is accounted for using the equity method.

3. RECONCILIATION OF THE CHANGE IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                              YEAR ENDED
                                                                              DECEMBER 31,
                                                                           -------------------
                                                                             1993       1994
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
New discoveries..........................................................  $  3,698   $ 42,148
Acquisitions of reserves in place........................................     1,829    118,492
Revisions to reserves....................................................    11,707    (12,882)
Sales and transfers......................................................   (50,067)   (45,428)
Changes in prices........................................................    50,343    (57,483)
Changes in lifting costs.................................................   (28,979)    (2,012)
Accretion of discount....................................................    33,427     34,868
Net change in income taxes...............................................   (13,361)      (970)
Changes in timing of production and other................................    (9,743)    17,303
                                                                           --------   --------
     Net change during year..............................................  $ (1,146)  $ 94,036
                                                                           ========   ========

4. NET INVESTMENT IN PROVED AREAS(1)

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                             1993       1994
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Developed properties.....................................................  $770,532   $866,156
Undeveloped properties
     Subject to depletion................................................    20,192     10,800
     Not subject to depletion............................................    27,399     37,601
                                                                           --------   --------
                                                                            818,123    914,557
Less accumulated depletion and amortization..............................   445,587    480,226
                                                                           --------   --------
                                                                           $372,536   $434,331
                                                                           ========   ========

------------------------------

(1) Excluded are approximately $1.1 million of consolidated non-U.S. investments at December 31, 1993. These investments, which are in areas under exploration by the Company, are not subject to depletion. As of December 31, 1994, the Company's non-U.S. investments in Australia, Colombia, Ecuador, Equatorial Guinea and New Zealand are subject to depletion. Additionally, the Company's net investments attributable to its investment in East Shabwa Block reserves in Yemen, which are accounted for using the equity method, were $2.7 million and $8.2 million as of December 31, 1993 and 1994, respectively.

5. EXPLORATION, DEVELOPMENT AND ACQUISITION EXPENDITURES IN PROVED AREAS

                                                                        SOUTH     AFRICA &
                                                  TOTAL(1)    U.S.     AMERICA   MIDDLE EAST   OTHER
                                                                (DOLLARS IN THOUSANDS)
Year Ended December 31, 1992:
     Exploration................................  $  5,115   $ 4,178   $    63     $   321     $  553
     Development................................    44,634    26,484    12,710       2,910      2,530
     Property acquisitions......................    14,317     8,630        --          --      5,687
                                                  --------   -------   -------     -------     ------
                                                  $ 64,066   $39,292   $12,773     $ 3,231     $8,770
                                                  ========   =======   =======     =======     ======
Year Ended December 31, 1993:
     Exploration................................  $  2,360   $ 1,579   $   211     $   296     $  274
     Development................................    60,218    15,533    42,222       1,267      1,196
     Property acquisitions......................     7,146     7,096        --          --         50
                                                  --------   -------   -------     -------     ------
                                                  $ 69,724   $24,208   $42,433     $ 1,563     $1,520
                                                  ========   =======   =======     =======     ======
Year Ended December 31, 1994:
     Exploration................................  $  7,333   $ 5,722   $   568     $    68     $  975
     Development................................    58,300    11,860    44,682         371      1,387
     Property acquisitions......................    33,075     8,288    24,781          --          6
                                                  --------   -------   -------     -------     ------
                                                  $ 98,708   $25,870   $70,031     $   439     $2,368
                                                  ========   =======   =======     =======     ======

------------------------------

(1) Excluded are approximately $3.9 million in 1992, $5.4 million in 1993 and $4.0 million in 1994 invested in unproved areas and non-oil and gas producing properties. Included are $13.6 million in 1992, $0.9 million in 1993 and $33.5 million in 1994 for investments in and purchases of estimated proved reserves.

     The Company's share of exploration, development and property acquisition expenditures for 1993 and 1994 in its East Shabwa Block reserves in Yemen which is accounted for using the equity method are as follows:

                                                                            1993      1994
                                                                             (DOLLARS IN
                                                                              THOUSANDS)
    Exploration.........................................................   $   --    $2,425
    Development.........................................................       --        59
    Property acquisitions...............................................    2,720     3,004
                                                                           ------    ------
                                                                           $2,720    $5,488
                                                                           ======    ======

6. RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

     The following tables set forth the Company's results of operations from oil and gas producing activities for the years ended December 31, 1992, 1993 and 1994. Income taxes are computed by applying the appropriate statutory rate to the results of operations before income taxes. Applicable tax credits and allowances related to oil and gas producing activities have been taken into account in computing income tax expenses. The results of operations below do not include general and administrative expenses, general taxes and net interest expense. Beginning in June 1995, transportation expense, which had been shown as an operating expense, has been deducted from operating revenues and prior periods have been reclassified.

                                                             YEAR ENDED DECEMBER 31, 1992
                                                  --------------------------------------------------
                                                                       SOUTH     AFRICA &
                                                   TOTAL     U.S.     AMERICA   MIDDLE EAST   OTHER
                                                                (DOLLARS IN THOUSANDS)
Operating Revenues:
     Oil and condensate.........................  $26,553   $19,139   $    --     $ 2,879     $4,535
     Natural gas................................   34,391    34,292        --          --         99
     Other operating............................      674       674        --          --         --
                                                  -------   -------   -------   ---------     ------
                                                   61,618    54,105        --       2,879      4,634
Operating Expenses:
     Depreciation, depletion and amortization...   32,374    30,703        --         510      1,161
     Cost center write-offs.....................    5,744        --     3,050          --      2,694
     Operating and maintenance..................   12,279    10,844        20         992        423
     Production taxes...........................    3,207     3,207        --          --         --
                                                  -------   -------   -------   ---------     ------
                                                   53,604    44,754     3,070       1,502      4,278
Pretax operating income.........................    8,014     9,351    (3,070)      1,377        356
Income tax benefit..............................   (2,100)
                                                  -------
Income before accounting change.................   10,114
Cumulative effect accounting change.............   (1,124)
                                                  -------
Net income......................................  $ 8,990
                                                  =======

                                                            YEAR ENDED DECEMBER 31, 1993
                                                 ---------------------------------------------------
                                                                      SOUTH     AFRICA &
                                                  TOTAL     U.S.     AMERICA   MIDDLE EAST    OTHER
                                                               (DOLLARS IN THOUSANDS)
Operating Revenues:
     Oil and condensate........................  $26,635   $14,427   $ 1,816     $ 4,971     $ 5,421
     Natural gas...............................   40,995    40,757        --          --         238
     Other operating...........................      755       755        --          --          --
                                                 -------   -------   -------   ---------     -------
                                                  68,385    55,939     1,816       4,971       5,659
Operating Expenses:
     Depreciation, depletion and
       amortization............................   35,411    31,699       947       1,075       1,690
     Cost center write-offs....................    9,648        --     1,900          --       7,748
     Operating and maintenance.................   14,191    11,936       620       1,160         475
     Production taxes..........................    3,260     3,106       154          --          --
                                                 -------   -------   -------   ---------     -------
                                                  62,510    46,741     3,621       2,235       9,913
Pretax operating income........................    5,875     9,198    (1,805)      2,736      (4,254)
Income tax benefit.............................   (5,900)
                                                 -------
Net income.....................................  $11,775
                                                 =======

                                                             YEAR ENDED DECEMBER 31, 1994
                                                  ---------------------------------------------------
                                                                       SOUTH     AFRICA &
                                                   TOTAL     U.S.     AMERICA   MIDDLE EAST    OTHER
                                                                (DOLLARS IN THOUSANDS)
Operating Revenues:
     Oil and condensate.........................  $26,831   $10,502   $7,719      $ 4,520     $ 4,090
     Natural gas................................   39,904    39,649       --           --         255
     Other operating............................    8,141     8,141       --           --          --
                                                  -------   -------   -------     -------     -------
                                                   74,876    58,292    7,719        4,520       4,345
Operating Expenses:
     Depreciation, depletion and amortization...   34,639    28,751    3,002          852       2,034
     Cost center write-offs.....................    5,612        --       --           --       5,612
     Operating and maintenance..................   18,705    13,627    2,834        1,706         538
     Production taxes...........................    2,810     2,439      371           --          --
                                                  -------   -------   -------     -------     -------
                                                   61,766    44,817    6,207        2,558       8,184
Pretax operating income.........................   13,110    13,475    1,512        1,962      (3,839)
Income tax benefit..............................   (5,523)
                                                  -------
Net Income......................................  $18,633
                                                  =======

     There is no income or expense from oil and gas producing activities attributable to the Company's investment in Yemen for the years 1992 to 1994 which is accounted for using the equity method. Exploratory activities continue in 1995.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CMS NOMECO
International, Inc.:

     We have audited the accompanying consolidated balance sheet of CMS NOMECO International, Inc. and subsidiaries (formerly Walter International, Inc. and subsidiaries) as of December 31, 1994, and the related consolidated statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CMS NOMECO International, Inc. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Houston, Texas,
July 17, 1995.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
                          CONSOLIDATED BALANCE SHEETS

                                                                                     JANUARY 31,
                                                                      DECEMBER 31,      1995
                                                                          1994       (UNAUDITED)
                                    ASSETS
Current Assets:
     Cash and cash equivalents......................................  $    541,247   $ 2,018,000
     Accounts receivable............................................     1,149,995     1,471,588
     Inventory......................................................       188,323       271,140
     Other current assets...........................................         1,612         1,612
                                                                      ------------   -----------
          Total current assets......................................     1,881,177     3,762,340
Property, Plant and Equipment, at Cost:
     Oil and gas properties, full-cost basis
       Proved properties being amortized............................    15,472,534    15,423,511
       Unproved properties and properties under development not
        being amortized.............................................     1,117,221     1,117,221
     Furniture and office equipment.................................        69,245        74,581
                                                                      ------------   -----------
                                                                        16,659,000    16,615,313
     Less-accumulated depreciation, depletion and amortization......    (9,265,792)   (9,368,971)
                                                                      ------------   -----------
          Net property, plant and equipment.........................     7,393,208     7,246,342
                                                                      ------------   -----------
Restricted cash (Note 1)............................................       466,461       718,323
Other assets, net of amortization of $41,576 and $43,079,
  respectively......................................................        58,729        57,226
                                                                      ------------   -----------
          Total assets..............................................  $  9,799,575   $11,784,231
                                                                      ============   ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable and accrued liabilities.......................  $  1,739,767   $ 3,206,650
     Advances from joint venture participants.......................        27,321       363,720
     Current maturities of long-term debt (Note 7)..................     2,266,110     2,266,110
                                                                      ------------   -----------
          Total current liabilities.................................     4,033,198     5,836,480
Long-term debt (Note 7).............................................     5,219,390     5,219,390
Commitments And Contingencies (Notes 4 and 8)
Redeemable Preferred Stock (Note 3):
     14% Senior cumulative preferred stock, $1.00 par value, 3,000 shares authorized and issued (aggregate liquidation preference
      of $5.1 million)..............................................         3,000         3,000
Stockholders' Equity (Note 3):
     Common stock, $0.01 par value, 1,000,000 shares authorized and
      100,000 shares issued.........................................         1,000         1,000
     Additional paid-in capital.....................................     5,934,910     5,934,910
     Accumulated deficit............................................    (5,391,923)   (5,210,549)
                                                                      ------------   -----------
          Total stockholders' equity................................       543,987       725,361
                                                                      ------------   -----------
          Total liabilities and stockholders' equity................  $  9,799,575   $11,784,231
                                                                      ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                                         ONE
                                                                                     MONTH ENDED
                                                                       YEAR ENDED    JANUARY 31,
                                                                      DECEMBER 31,      1995
                                                                          1994       (UNAUDITED)
Revenues:
Oil sales...........................................................  $  3,957,697   $   426,287
Interest and other income...........................................        53,338         5,056
                                                                      ------------   -----------
                                                                         4,011,035       431,343
Expenses:
Lease operating expense.............................................     1,574,781        46,190
General and administrative expense..................................       405,018        22,568
Interest expense....................................................       820,631        78,032
Depreciation, depletion and amortization............................       587,695       103,179
                                                                      ------------   -----------
                                                                         3,388,125       249,969
Income before income taxes..........................................       622,910       181,374
Income taxes (Note 2)...............................................        14,000            --
                                                                      ------------   -----------
Net income..........................................................       608,910       181,374
Accumulated deficit, beginning of period............................    (6,000,833)   (5,391,923)
                                                                      ------------   -----------
Accumulated deficit, end of period..................................  $ (5,391,923)  $(5,210,549)
                                                                      ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       ONE MONTH
                                                                                         ENDED
                                                                        YEAR ENDED    JANUARY 31,
                                                                       DECEMBER 31,      1995
                                                                           1994       (UNAUDITED)
Cash Flows from Operating Activities:
     Net income......................................................  $    608,910   $   181,374
     Adjustments to reconcile net income to net cash provided by operating activities --
       Depreciation, depletion and amortization......................       587,695       103,179
       Increase in accounts receivable...............................      (426,016)     (321,593)
       Decrease (Increase) in inventory and other current assets.....        93,385       (81,314)
       Increase in accounts payable and accrued liabilities..........       755,996     1,466,883
       Increase (Decrease) in advances from joint venture
        participants.................................................      (511,935)      336,399
                                                                       ------------   -----------
          Net cash provided by operating activities..................     1,108,035     1,684,928
Cash Flows from Investing Activities:
     Additions to property, plant and equipment......................      (871,805)           --
     Other...........................................................            --        43,687
                                                                       ------------   -----------
          Net cash provided by (used in) investing activities........      (871,805)       43,687
Cash Flows from Financing Activities:
     Proceeds from long-term debt....................................       610,774            --
     Repayment of long-term debt.....................................    (1,316,111)           --
     Cash restricted for payment of financial obligation.............        59,224      (251,862)
                                                                       ------------   -----------
          Net cash used in financing activities......................      (646,113)     (251,862)
Net increase (decrease) in cash and cash equivalents.................      (409,883)    1,476,753
Cash and cash equivalents, beginning of period.......................       951,130       541,247
                                                                       ------------   -----------
Cash and cash equivalents, end of period.............................  $    541,247   $ 2,018,000
                                                                       ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. ORGANIZATION

     Walter International, Inc. ("Walter"), a Texas corporation, was organized on May 22, 1987. Walter was organized for the acquisition of oil and gas properties and the exploration, development and production of oil and gas reserves in areas outside the continental United States.

     In June 1994, Walter entered into a letter of intent with CMS Energy Corporation ("CMS") to exchange all of the common shares of Walter for shares of CMS (the "Merger"). This acquisition was finalized in February 1995. In connection with the Merger, Walter changed its name to CMS NOMECO International, Inc. ("CII" or the "Company"). Under the terms of the Merger, CMS assumed the obligations under the Finance Agreement with Overseas Private Investment Corporation (see Note 7) and discharged all other obligations of the Company including (a) all the outstanding principal and interest on the revolving line of credit (see Note 7), (b) all the outstanding principal and interest on the term loan from a financial institution (see Note 7) and (c) the obligations to redeem the 14% Senior Cumulative Preferred Stock (see Note 3).

     CII's principal asset is an interest in the petroleum reserves associated with a Production Sharing Contract covering approximately 500,000 acres offshore Equatorial Guinea, West Africa (the "Alba Field"). CII's wholly owned subsidiary, CMS NOMECO International Equatorial Guinea ("CIEG"), formerly Walter International Equatorial Guinea, Inc., is the operator of the Alba Field. During 1992, commercial production from the Alba Field commenced.

  B. UNAUDITED FINANCIAL STATEMENTS

     The financial statements and related information as of and for the one month ended January 31, 1995 included herein are unaudited and, in the opinion of management, reflect all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of financial position and the results of operations and cash flows.

     These unaudited consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the year ended December 31, 1994. The consolidated results of operations for the one month ended January 31, 1995, are not necessarily indicative of operating results for a full year. These financial statements and related information are reflected for the purpose of presenting information prior to the Merger with CMS.

  C. CONSOLIDATION AND PRESENTATION

     The accompanying financial statements consolidate the statements of CII and its wholly owned subsidiaries (collectively referred to as the "Company") as of and for the year ended December 31, 1994. All significant intercompany accounts and transactions have been eliminated.

  D. OIL AND GAS PROPERTIES

     The Company follows the full-cost method of accounting for its oil and gas properties. Under this method of accounting, all productive and nonproductive costs incurred in the acquisition of oil and gas properties and the exploration for and the development of oil and gas reserves are capitalized in separate cost centers for each country. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant portion of the individual cost center's oil and gas reserves. Instead, the proceeds from the sale of oil and gas properties are treated as a reduction of oil and gas property costs.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     If the Company's net investment in oil and gas properties in a cost center exceeds the present value of estimated future net revenues from proved reserves discounted at 10% and the cost of properties not being amortized, both adjusted for tax effects, the excess will be charged to expense as additional depreciation, depletion and amortization.

     Evaluated property costs, plus estimated future development costs, in each cost center are amortized on a composite unit-of-production method, based on quantities of proved reserves, over the life of the producing properties. The costs of individual unevaluated properties are excluded from the amortization calculation until the properties are evaluated.

  E. REVENUE RECOGNITION

     Oil revenues from producing wells are recognized when the oil is sold. At December 31, 1994, inventory includes December production valued at market.

  F. FURNITURE AND EQUIPMENT

     Furniture and equipment is recorded at cost and is depreciated using the straight-line method based on the estimated useful lives (five to seven years) of the related assets.

  G. MANAGEMENT SERVICE FEES

     Fees received by the Company, as operator, for reimbursement of overhead expenses attributable to exploration, development and production activities are recorded as a reduction of general and administrative expenses. The Company received approximately $400,000 in 1994 in reimbursed overhead charges relating to the Alba Field.

  H. STATEMENT OF CASH FLOWS

     For purposes of the consolidated statement of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash used in operating activities includes cash payments for interest by the Company of approximately $1,000,000 during 1994.

  I. RESTRICTED CASH

     At December 31, 1994, the Company had $466,461 held in escrow to secure certain payments of CIEG's financing obligations.

  J. CONCENTRATION OF CREDIT RISK

     The Company is, as operator, principally engaged in the development and production of the Alba Field and, in 1994, all production was sold to one customer under a term contract (see Note 4). The Company's accounts receivable at December 31, 1994, primarily result from oil sales to this one customer and joint interest billings to other participants in the Alba Field, all of whom are companies in the oil and gas industry. This concentration of credit risk may impact the Company's overall credit risk in that these entities may be similarly affected by industrywide changes in economic or other conditions. However, no credit losses were experienced during 1994. The Company does not require collateral for these receivables.

2. INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

recognized based on anticipated future tax consequences attributable to differences between financial carrying amounts of assets and liabilities and their respective tax bases.

     Total income tax provision (benefit) for the year ended December 31, 1994, was as follows:

    U.S.:
         Current (alternative minimum tax).....................................  $14,000
         Deferred..............................................................       --
    Non-U.S.:
         Current...............................................................       --
                                                                                 -------
              Total............................................................  $14,000
                                                                                 =======

     At December 31, 1994, deferred tax assets and liabilities computed at the statutory rate related to temporary differences were as follows:

                                                                                (DOLLARS
                                                                              IN THOUSANDS)
    Deferred tax assets.....................................................     $ 2,144
    Less-valuation allowance................................................      (1,686)
                                                                                 -------
         Deferred tax assets, net...........................................         458
         Deferred tax liabilities...........................................        (458)
                                                                                 -------
              Total deferred taxes, net.....................................     $    --
                                                                                 =======

     Deferred tax assets are related to tax loss carryforwards. Deferred tax liabilities are related primarily to the difference between the book and tax bases of property, plant and equipment. The Company has a valuation allowance of $1,686,000 at December 31, 1994, relating to the uncertainty of the utilization of the net operating loss carryforwards to reduce future taxes.

     As of December 31, 1994, the Company had approximately $6.1 million of net operating loss carryforwards remaining for U.S. tax purposes that will expire between the years 2004 and 2007.

     CIEG, the Company's wholly owned subsidiary, has approximately $2.5 million of net operating loss carryforwards generated in a foreign taxing jurisdiction which is available to offset income taxable in that foreign jurisdiction. These foreign net operating loss carryforwards will expire during 1995 if not utilized. However, the Company anticipates that future payments of income taxes in the foreign jurisdiction will generate foreign tax credits available to offset future payments of U.S. federal income taxes. The full realization of any tax benefits resulting from any foreign tax credits generated would depend upon the Company's taxable income during the carryforward period.

3. REDEEMABLE PREFERRED STOCK

     On December 15, 1989, certain institutional investors purchased from the Company 3,000 shares of its 14% Senior Cumulative Preferred Stock ("Senior Preferred") for total cash consideration of $3,000,000 ($2,925,000 net of stock issuance expenses). Annual dividends of $140 per share are payable quarterly out of Dedicated Net Cash Flow (as defined). If the dedicated net cash flow is insufficient to meet any quarterly dividend requirement, the dividends accumulate in arrears. The aggregate amount of cumulative preferred dividends in arrears at December 31, 1994, was approximately $2.1 million.

     The Company is required to redeem the Senior Preferred at a price of $1,000 per share by making quarterly payments out of Dedicated Net Cash Flow remaining, if any, after the payment of dividends on the Senior Preferred. Dedicated Net Cash Flows were not sufficient for the payment of dividends or the redemption of the Senior Preferred in 1994.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Currently, the Company has dedicated to the Senior Preferred the net cash flows of its interest in the El Franig field in the Medinine concession in Tunisia. The agreement provides that if, as of January 1 of any year beginning January 1, 1991, 80% of the future El Franig net cash flow estimated to be received on or prior to December 31, 1994, is less than the product of the then outstanding shares of Senior Preferred and the Liquidation Value (as defined), the Company shall dedicate such additional net cash flows from other properties as is necessary so that, after such additional dedication, the future dedicated net cash flow is equal to at least 125% of the then outstanding shares of Senior Preferred and the Liquidation Value (as defined). As a result, if the Company relinquishes its right to further develop El Franig (see Note 4) or the reserves in El Franig cease to be classified by outside petroleum engineers as proved reserves, the Company will be required to dedicate to the Senior Preferred cash flows from other proved reserves. Presently, the Company's only other proved reserves are in the Alba Field. El Franig was not developed by December 31, 1994, and, as a result, dedication of the reserves associated with the Alba Field was required. Dedication to the Senior Preferred of the net cash flows from the Alba Field requires the Company to use such net cash flows to pay dividends on the Senior Preferred (including amounts in arrears) and redeem the Senior Preferred with any net cash flows remaining.

     The Company has the option to redeem additional Senior Preferred shares at a price of $1,180 per share (plus accrued and unpaid dividends). No such optional redemption will reduce the obligation of the Company to make any mandatory redemption.

     If at any time any shares of the Senior Preferred are outstanding and (a) both of the Principal Shareholders (as defined) die; (b) both of the Principal Shareholders cease to serve as executive officers of the Company or a Change of Control (as defined) shall occur; (c) the Company directly, or indirectly, were to create, incur, assume or permit to exist any Lien (as defined) on or with respect to Dedicated Properties (as defined), except for certain instances as specified in the agreement such as liens entered into in the ordinary course of business or in favor of Development Financing (as defined); or (d) the Company were to sell, assign, lease, convey or otherwise dispose of its assets, including the sale, assignment or transfer of any royalties, overriding royalties or other interest in its assets, except for certain instances as specified in the agreement, the holder of the Senior Preferred shall have the right to immediately require the Company to repurchase the shares of Senior Preferred at $1,000 per share (plus accrued and unpaid dividends).

     On June 24, 1994, the Company entered into a letter agreement with the holders of the Senior Preferred to purchase all of the outstanding shares of the Senior Preferred, all rights to accrued and unpaid dividends and all warrants granted to the holders for cash consideration of $3.4 million. In February 1995, in connection with the Merger, CMS purchased all of the outstanding shares of the Senior Preferred for $3.4 million.

4. COMMITMENTS

     During 1990, CIEG, along with other participants, entered into a Production Sharing Contract ("PSC") with the Republic of Equatorial Guinea to conduct exploration and development activities in that country. The PSC requires that CIEG carry out a certain Minimum Work Program (as defined) and meet certain minimum expenditure obligations. During 1992, CIEG drilled and completed a development well in the Alba Field and drilled a dry exploratory well in the PSC area. In April 1992, the date of the first sales of commercial production, CIEG paid $235,000, its share of a production bonus, to the Republic of Equatorial Guinea. The PSC further requires CIEG to drill an additional exploratory well by April 1995. However, CIEG received an extension from the Republic of Equatorial Guinea for the drilling of the exploratory well until January 1996.

     In 1992, CIEG, along with other participants in the Alba Field, entered into a purchase and sales contract with a European-based petroleum products trader for the majority of production. The sales price under the contract is based on an adjusted market price.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During 1990, the Company and its joint venture partners obtained from a major oil company an interest in two concessions (Douz and Medinine) in Tunisia for consideration consisting of $5,000,000 cash ($1,250,000 net to the Company), which was paid in 1990, and a production payment of $20,000,000 payable solely out of future revenues (excluding government royalty and transportation fees) from the two concessions. The Company drilled two wells and subsequently suspended further development operations in the Douz concession due to low productivity and recorded an impairment provision. At the end of 1994, the Company decided to proceed with the development of the El Franig field and is currently negotiating a development program with the Tunisia Government. The Company has the right to discontinue these activities at any time without further financial obligation.

     The Company's office rent expense was $80,644 in 1994. The Company has lease commitments for office space of $100,000 in 1995 and $88,000 in 1996.

5. RELATED-PARTY TRANSACTIONS

     An affiliated corporation owned by certain stockholders of the Company (prior to the Merger) has provided the Company with certain administrative and other staff services. The Company reimbursed the affiliate approximately $1,200,000 for such services for the year ended December 31, 1994, and payables due to the affiliated corporation were $295,000 at December 31, 1994.

     At December 31, 1994, receivables due from the affiliated corporation were $30,000 and primarily related to the affiliate's share of joint interest billings relating to the Alba Field.

6. PHANTOM STOCK PLAN

     The Company terminated its phantom stock plan in 1993. The Company incurred compensation expense in 1992 pursuant to the plan, for which approximately $43,000 remains payable to a past participant in the plan, and is included in accounts payable and accrued liabilities at December 31, 1994.

7. LONG-TERM DEBT

     Long-term debt and current maturities at December 31, 1994:

    OPIC guaranteed loans....................................................  $2,935,500
    Borrowing on revolving line of credit....................................   1,000,000
    Term Loan................................................................   3,550,000
                                                                               ----------
                                                                                7,485,500
    Less -- Current maturities...............................................   2,266,110
                                                                               ----------
                                                                               $5,219,390
                                                                               ==========

     At December 31, 1994, the Company had a $1,000,000 revolving line of credit with a third-party bank, with interest based on such bank's prime rate. This line of credit was secured by guarantees from two principal shareholders of the Company. The interest rate at December 31, 1994, for amounts outstanding under the credit agreement was 8.78%. In consideration for the guarantees, CII caused CIEG to deliver, to the two principal shareholders, overriding royalty interests in the Alba Field equal to a fixed percentage of CIEG's net interest, respectively. The line of credit matures on January 8, 1996, if not extended by the lender.

     In June 1992, CIEG, along with other consortium members, entered into a Finance Agreement (the "Agreement") with the Overseas Private Investment Corporation (OPIC), an agency of the United States government, whereby OPIC guaranteed loans for development drilling in the Alba Field. CIEG's participation in the OPIC guarantee was approximately $4.3 million with approximately $3.0 million outstanding as of

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 1994. The Agreement requires the Company maintain an escrow account for debt service requirements (see Note 1). The principal amount of each disbursement is to be repaid in 20 equal quarterly installments. The disbursements bear interest, payable quarterly, based on the three-month London Interbank Offered Rate ("LIBOR") plus 0.375%, adjusted quarterly. The interest rate as of December 31, 1994, was 5.8%. For the year 1994, CIEG paid OPIC guarantee fees of approximately $70,000. CIEG has pledged all of its interests in the Alba Field and has agreed not to place any other liens on its interest in the PSC.

     In February 1993, the Company obtained a $4.6 million term loan from a financial institution (the Term Loan) for the purpose of repaying outstanding indebtedness, overdue trade obligations and joint interest billing obligations. In accordance with the Term Loan, the Company caused CIEG to deliver an overriding royalty interest to the lender calculated as a percentage of gross proceeds, as defined in the Term Loan, received by CIEG from the Alba Field. During 1994, CIEG paid approximately $168,000 to the lender, relating to the overriding royalty interest. The interest on the Term Loan is fixed at 10% per annum on the outstanding principal balance, payable quarterly. Required principal repayments commenced on June 30, 1993, and are payable in 16 quarterly installments, as provided in the Term Loan. As of December 31, 1994, the outstanding balance of the Term Loan was approximately $3.6 million. The Company has pledged all the outstanding common stock of CIEG as collateral. The Term Loan and the overriding royalty interest are subordinate to the amounts guaranteed by OPIC.

     On June 24, 1994, in anticipation of the Merger, the Company entered into an agreement to restructure the Term Loan. The restructuring provided for additional funding in July 1994 of $525,000, a waiver of any event of default for the failure to pay the March 1994, June 1994 and September 1994 scheduled principal payments, and an increase in the fixed rate of interest to 12% per annum effective June 30, 1994. The restructuring also provided for (a) a one-time payment to the financial institution of $30,000, (b) a prepayment premium of $50,000 if any portion of the additional funding or any other principal amount of the Term Loan is prepaid prior to the maturity date, (c) the scheduled principal repayments be amended to commence in December 1994 and be paid in 13 quarterly installments and (d) CIEG to increase the overriding royalty interest to the financial institution.

     On October 8, 1992, CIEG entered into an interest rate and currency exchange agreement which has effectively fixed the interest rate on approximately $2.2 million of floating rate debt. Under the agreement, CIEG will pay the counterparties interest at a fixed rate of 5.91% over the term of the agreement and the counterparties will pay CIEG the three-month LIBOR. The swap agreement, which will terminate April 1, 1998, requires quarterly interest settlement payments and a cash collateral account. CIEG has entered into this interest rate swap with a bank to eliminate the impact of interest rate fluctuations with respect to this portion of its floating rate debt. CIEG is exposed to loss if the counterparty defaults. Such counterparty is a major international financial institution, and the Company believes the risk of default is minimal. Interest rate swap transactions generally involve exchanges of fixed and floating interest payment obligations without exchanges of underlying principal amounts; therefore, CIEG's exposure to credit loss is significantly less than the contracted amounts.

     Subsequent to year-end, in connection with the Merger, CMS repaid the outstanding principal and interest on the line of credit and outstanding principal and interest on the Term Loan. Current maturities in connection with the remaining OPIC debt are $866,110 in 1995, $866,110 in 1996, $866,100 in 1997
and $337,110 in 1998.

8. SUBSEQUENT EVENT

     The Company together with an unaffiliated entity, entered into a stock purchase agreement with an international oil company to purchase the common stock of that company's U.S. subsidiaries which are involved in the production of oil in the Republic of Congo, Africa ("Congo Acquisition") for approximately $21.5 million, $3.9 million in cash and $17.6 million of debt, of which the Company's share was $1.9 million in cash and $8.8 million of debt. This Congo Acquisition was closed in February 1995.

                CMS NOMECO INTERNATIONAL, INC. AND SUBSIDIARIES
             (FORMERLY WALTER INTERNATIONAL, INC. AND SUBSIDIARIES)
                        SUPPLEMENTAL DISCLOSURES OF OIL
               EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

     The following information was prepared in accordance with the Supplemental Disclosure Requirements of SFAS No. 69, Disclosures About Oil and Gas Producing Activities. Refer to the Consolidated Statements of Operations and Accumulated Deficit for the Company's results of operations from exploration and production activities.

     The following estimates, which were prepared by the Company's petroleum engineers, of proved developed and proved undeveloped reserve quantities and related standardized measure of discounted estimated future net cash flows do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

     Proved reserves are estimated quantities of oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

1. ESTIMATED PROVED RESERVES OF OIL

                                                                                 (OIL IN MBBLS)
Estimated Proved Developed and Undeveloped Reserves:
     December 31, 1993.........................................................       3,925
       Revisions and other changes.............................................          15
       Production..............................................................        (249)
                                                                                      -----
     December 31, 1994.........................................................       3,691
                                                                                      =====
Estimated Proved Developed Reserves:
     December 31, 1994.........................................................       2,849
                                                                                      =====

2. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PROVED RESERVES

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1994
                                                                            (DOLLARS IN THOUSANDS)
     Future cash flows:
       Revenues(1)........................................................         $ 60,090
       Less:
          Production costs(2).............................................           21,383
          Development costs(2)............................................            4,736
                                                                                   --------
     Future cash flows before taxes.......................................           33,971
       Income tax expense (benefit)(3)....................................           13,485
                                                                                   --------
Future net cash flows.....................................................           20,486
Less discount to present value at a 10% annual rate.......................           (6,217)
                                                                                   --------
Standardized measure of discounted future net cash flows..................         $ 14,269
                                                                                   ========

------------------------------

(1) Oil revenues are based on year-end prices. There is no consideration for future discoveries or risks associated with future production of proved reserves.
(2) Based on economic conditions at year-end. Does not include administrative, general or financing costs. Does not consider future changes in development or production costs.
(3) Based on current statutory rates applied to future cash inflows reduced by future production and development costs, tax deductions and credits.

3. RECONCILIATION OF THE CHANGE IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    1994
                                                                           (DOLLARS IN THOUSANDS)
Sales and transfers........................................................        $ (2,383)
Changes in prices..........................................................           5,440
Accretion of discount......................................................           1,739
Net change in income taxes.................................................          (3,346)
Change in timing and other.................................................            (909)
                                                                                  ---------
          Net change during the year.......................................        $    541
                                                                                  =========

4. EXPLORATION, DEVELOPMENT AND ACQUISITION EXPENDITURES

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    1994
                                                                           (DOLLARS IN THOUSANDS)
     Unproved property acquisition.........................................          $988
     Development...........................................................            88

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Walter International, Inc.

     We have audited the accompanying consolidated balance sheets of Walter International, Inc. and subsidiaries (the "Company") as of December 31, 1992 and 1993, and the related consolidated statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1992 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Notes 7 and 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 8 to the consolidated financial statements, the Company has agreed to merge with CMS Energy Corporation. The merger is contingent upon certain events.

                                          Deloitte & Touche LLP

June 24, 1994
(July 31, 1994, as to Note 8)

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1992          1993
                               ASSETS
Current Assets:
     Cash and cash equivalents......................................  $   107,370   $   951,130
     Restricted cash (Note 1).......................................      128,589       525,685
     Accounts receivable:
       Joint venture participants...................................    2,097,890       605,770
       Trade........................................................      409,930         9,789
       Related parties..............................................      361,766        50,249
       Other........................................................      518,790        58,171
     Inventory......................................................       24,236       259,873
     Other current assets (net of amortization of $25,484 in
      1993).........................................................        4,097        82,176
                                                                      -----------   -----------
          Total current assets......................................    3,652,668     2,542,843
Property, Plant and Equipment, at Cost:
     Oil and gas properties -- full cost basis......................   14,362,022    15,723,697
     Furniture and office equipment.................................       59,689        63,497
                                                                      -----------   -----------
                                                                       14,421,711    15,787,194
     Accumulated depreciation, depletion and amortization...........   (7,858,430)   (8,678,096)
                                                                      -----------   -----------
     Net Property, plant and equipment..............................    6,563,281     7,109,098
Other assets (net of amortization of $9,387 in 1992)................       90,923            --
                                                                      -----------   -----------
          Total assets..............................................  $10,306,872   $ 9,651,941
                                                                      ===========   ===========
                 LIABILITIES & STOCKHOLDERS' EQUITY
                       (ACCUMULATED DEFICIT)
Current Liabilities:
     Accounts payable and accrued liabilities.......................  $ 3,935,293   $   942,372
     Advances from joint venture participants.......................       81,115       539,256
     Accounts payable to related parties............................      235,373        41,399
     Current maturities of long-term debt (Note 7)..................    1,593,618     7,276,611
                                                                      -----------   -----------
          Total current liabilities.................................    5,845,399     8,799,638
Long-term notes payable (Note 7)....................................    5,432,576       914,226
Commitments And Contingencies (Notes 4 and 7)
Mandatory Redeemable Stock (Note 3):
     14% Senior cumulative preferred stock, $1.00 par value, 3,000 shares authorized and issued (mandatory redemption, aggregate
      liquidation preference of $4.7 million).......................        3,000         3,000
Stockholders' Equity
  (Accumulated Deficit) (Note 3):
     Common stock, $0.01 par value; 1,000,000 shares authorized and
      100,000 shares issued.........................................        1,000         1,000
     Additional paid-in capital.....................................    5,934,910     5,934,910
     Accumulated deficit............................................   (6,910,013)   (6,000,833)
                                                                      -----------   -----------
                                                                         (974,103)      (64,923)
                                                                      -----------   -----------
          Total liabilities & stockholders' equity (accumulated
            deficit)................................................  $10,306,872   $ 9,651,941
                                                                      ===========   ===========

                See notes to consolidated financial statements.

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1992          1993
Revenues:
     Oil sales......................................................  $ 2,175,812   $ 4,197,148
     Management service fees........................................      313,228       504,052
     Interest and other income (Note 1).............................      318,629        41,156
                                                                      -----------   -----------
                                                                        2,807,669     4,742,356
Expenses:
     Lease operating expense........................................      826,730     1,168,902
     General and administrative expense.............................      845,818       932,536
     Interest expense...............................................      327,336       895,975
     Depreciation, depletion and amortization.......................      315,892       835,763
                                                                      -----------   -----------
                                                                        2,315,776     3,833,176
Income before income taxes and extraordinary credit.................      491,893       909,180
Income taxes (Note 2)...............................................     (167,244)           --
                                                                      -----------   -----------
Income before extraordinary credit..................................      324,649       909,180
Extraordinary credit from utilization of tax loss carryforward......      167,244            --
                                                                      -----------   -----------
Net income..........................................................      491,893       909,180
Beginning accumulated deficit.......................................   (7,401,906)   (6,910,013)
                                                                      -----------   -----------
Ending accumulated deficit..........................................  $(6,910,013)  $(6,000,833)
                                                                      ===========   ===========

                See notes to consolidated financial statements.

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1992          1993
Cash Flows From Operating Activities:
     Net income.....................................................  $   491,893   $   909,180
     Adjustments To Reconcile Net Income To Net Cash Provided By
      (Used In) Operating Activities:
       Depreciation, depletion and amortization.....................      315,892       835,763
       (Increase) decrease in accounts receivable...................   (1,667,402)    2,664,397
       Increase in inventory........................................      (24,236)     (235,637)
       Increase (decrease) in accounts payable and accrued
        liabilities.................................................    1,011,929    (3,186,895)
       Other........................................................     (516,302)       (3,253)
                                                                      -----------   -----------
          Net cash provided by (used in) operating activities.......     (388,226)      983,555
Cash Flows From Investing Activities:
     Additions to property, plant and equipment.....................   (4,922,787)   (1,365,483)
     Restricted cash for property addition..........................      484,316            --
     Increase (decrease) in advances from joint venture
      participants..................................................     (667,006)      458,141
                                                                      -----------   -----------
          Net cash used in investing activities.....................   (5,105,477)     (907,342)
Cash Flows From Financing Activities:
     Proceeds from notes payable....................................    6,987,391     5,806,429
     Repayment of notes payable.....................................   (1,345,000)   (4,641,786)
     Cash restricted for payment of financial obligation............     (128,589)     (397,096)
                                                                      -----------   -----------
          Net cash provided by financing activities.................    5,513,802       767,547
Net increase in cash and cash equivalents...........................       20,099       843,760
Cash and cash equivalents at beginning of year......................       87,271       107,370
                                                                      -----------   -----------
Cash and cash equivalents at end of year............................  $   107,370   $   951,130
                                                                      ===========   ===========

                See notes to consolidated financial statements.

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. ORGANIZATION

     Walter International, Inc. ("WII"), a Texas corporation, was organized on May 22, 1987. WII was organized for the acquisition of oil and gas properties and the exploration, development and production of oil and gas reserves in areas outside the continental United States. WII's principal asset is an interest in the petroleum reserves associated with the Alba Production Sharing Contract covering approximately 500,000 acres offshore Equatorial Guinea, West Africa (the "Alba Field"). WII's wholly-owned subsidiary, Walter International Equatorial Guinea, Inc. ("WIEG"), is the operator of the Alba Field. During 1992, commercial production from the Alba Field commenced.

  B. FINANCIAL STATEMENT PRESENTATION

     The accompanying financial statements consolidate the statements of WII and its wholly-owned subsidiaries (collectively referred to as the "Company") at December 31, 1992 and 1993. All significant intercompany accounts and transactions have been eliminated.

  C. OIL AND GAS PROPERTIES

     The Company follows the full-cost method of accounting for its oil and gas properties. Under this method of accounting, all costs incurred in the acquisition of oil and gas properties and the exploration for and the development of oil and gas reserves are capitalized in separate cost centers for each country. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant portion of the individual cost center's oil and gas reserves.

     If the Company's net investment in oil and gas properties in a cost center exceeds the present value of estimated future net revenues from proved reserves discounted at 10%, adjusted for tax effects, the excess will be charged to expense as additional depreciation, depletion and amortization.

     The costs of proven properties, including the estimated cost to complete proven undeveloped properties in each cost center, are amortized on a composite unit-of-production method based on the proved reserves as determined by an outside petroleum engineer.

  D. REVENUE RECOGNITION

     Revenue, net of the overriding royalty interests paid to a third-party investor and the two principal shareholders (see Note 7), is recognized by the Company based on monthly production. At December 31, 1993, inventory includes December production of condensate valued at the contracted sales amount. All condensate sold during the years ended December 31, 1992 and 1993 was sold to a single purchaser on the spot market (see Note 4).

  E. FURNITURE AND EQUIPMENT

     Furniture and equipment is recorded at cost and is depreciated using the straight-line method based on the estimated useful lives of the related assets.

  F. MANAGEMENT SERVICE FEES

     Fees received by the Company, as operator, for reimbursement of overhead expenses attributable to exploration, development and production activities are included in revenue. The Company received approximately $504,000 and $313,000 in 1993 and 1992, respectively, in reimbursed overhead charges relating to the Alba Field.

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  G. STATEMENT OF CASH FLOWS

     For purposes of the consolidated statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash used in operating activities includes cash payments for interest by the Company of approximately $175,000 and $814,000 during 1992 and 1993, respectively.

  H. RESTRICTED CASH

     At December 31, 1992 and 1993, the Company had approximately $129,000 and $526,000, respectively, held in escrow to secure certain payments of WIEG's financing obligations.

  I. CONCENTRATION OF CREDIT RISK

     The Company is, as operator, principally engaged in the development and production of the Alba Field. Currently, all production is sold to one customer in accordance with a term contract (see Note 4).

  J. INTEREST AND OTHER INCOME

     Other income in 1992 includes approximately $317,000 resulting from the Company's reversal of interest accrued in prior periods on past due trade obligations.

  K. RECLASSIFICATIONS

     Certain minor reclassifications have been made to prior year's amounts to conform with current reporting practices.

2. INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. SFAS No. 109 requires application of an asset and liability approach for financial accounting and reporting for income taxes. The effect of adopting SFAS No. 109 was not material to the Company's consolidated financial statements.

     The Company had U.S. taxable income of approximately $0.9 million for the year ended December 31, 1993 before the utilization of net operating loss carryforwards. As of December 31, 1993, the Company had approximately $6.8 million of net operating loss carryforwards remaining for U.S. tax purposes that will expire between the years 2004 and 2007.

     WIEG, the Company's wholly-owned subsidiary, has approximately $6.0 million of net operating loss carryforwards generated in a foreign taxing jurisdiction which is available to offset income taxable in that foreign jurisdiction. These foreign net operating loss carryforwards will expire between the years 1994 and 1995, if not utilized. However, the Company anticipates that future payments of income taxes in the foreign jurisdiction will generate foreign tax credits available to offset future payments of U.S. federal income taxes. The full realization of any tax benefits resulting from any foreign tax credits generated would depend upon the Company's taxable income during the carryforward period.

     At December 31, 1993, the Company had no provision for income taxes because of a reduction in the valuation allowance during 1993. The Company recognized an extraordinary credit in the 1992 "Consolidated Statement of Operations and Accumulated Deficit" from utilizing a portion of such operating loss carryforward. Provision for income taxes is obtained by applying the statutory U.S. federal income tax rate of 34% of the income before income taxes and extraordinary credit.

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1993, deferred tax assets and liabilities computed at the statutory rate related to temporary differences as follows:

                                                                        (DOLLARS IN THOUSANDS)
    Deferred tax assets.................................................        $  2,312
    Valuation allowance.................................................          (1,926)
                                                                                --------
    Deferred tax assets -- net..........................................             386
    Deferred tax liabilities............................................            (386)
                                                                                --------
    Total deferred taxes -- net.........................................        $     --
                                                                                ========

     Deferred tax assets are related to tax loss carryforwards. Deferred tax liabilities are related primarily to the difference between the book and the tax basis of property, plant and equipment. The Company has a valuation allowance of $1,926,000 at December 31, 1993 relating to the uncertainty of the utilization of the net operating loss carryforwards to reduce future taxes.

3. STOCK TRANSACTIONS

     On December 15, 1989, certain institutional investors purchased from the Company 3,000 shares of its 14% Senior Cumulative Preferred Stock ("Senior Preferred") for total cash consideration of $3,000,000 ($2,925,000 net of stock issuance expenses). Annual dividends of $140 per share are payable quarterly out of dedicated net cash flow (as defined). If the dedicated net cash flow is insufficient to meet any quarterly dividend requirement, the dividends accumulate in arrears. The aggregate amount of cumulative preferred dividends in arrears at December 31, 1993 was approximately $1,697,000.

     The Company is required to redeem the Senior Preferred at a price of $1,000 per share by making quarterly payments out of dedicated net cash flow remaining, if any, after the payment of dividends on the Senior Preferred. Dedicated cash flows were not sufficient for the payment of dividends or the redemption of the Senior Preferred in 1992 or 1993.

     Currently, the Company has dedicated to the Senior Preferred the net cash flows of its interest in El Franig concession in Tunisia. The agreement provides that if, as of January 1 of any year, beginning January 1, 1991, 80% of the future Franig net cash flow estimated to be received on or prior to December 31, 1994 is less than the product of the then outstanding shares of Senior Preferred and the liquidation value, the Company shall dedicate such additional net cash flows from other properties as is necessary so that after such additional dedication, the future dedicated net cash flow is equal to at least 125% of the then outstanding shares of Senior Preferred and the liquidation value. As a result, if the Company relinquishes its right to further develop El Franig (see
Note 4) or the reserves in El Franig cease to be classified by outside petroleum engineers as proved reserves, the Company will be required to dedicate to the Senior Preferred cash flows from other proven reserves. Presently, the Company's only other proven reserves are in the Alba Field. The Company estimates that El Franig will not be developed by December 31, 1994, and as a result, dedication of the reserves associated with the Alba Field may be required. Dedication to the Senior Preferred of the net cash flows from the Alba Field would require the Company to use such net cash flows to pay dividends on the Senior Preferred (including amounts in arrears) and redeem the Senior Preferred with any net cash flows remaining.

     The Company has the option to redeem additional Senior Preferred shares at a price of $1,180 per share (plus accrued and unpaid dividends). No such optional redemption will reduce the obligation of the Company to make any mandatory redemption.

     If at any time any shares of the Senior Preferred are outstanding: (a) both of the Principal Shareholders (as defined) die; (b) both of the Principal Shareholders cease to serve as executive officers of the Company or a change of control (as defined) shall occur; (c) the Company directly, or indirectly, were to create, incur,

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assume or permit to exist any Lien (as defined) on or with respect to dedicated properties (as defined), except for certain instances as specified in the agreement such as liens entered into in the ordinary course of business or in favor of development financing (as defined); or (d) the Company were to sell, assign, lease, convey or otherwise dispose of its assets, including the sale, assignment or transfer of any royalties, overriding royalties or other interest in its assets, except for certain instances as specified in the agreement and as set forth in Notes 1, 4 and 7, the holder of the Senior Preferred shall have the right to immediately require the Company to repurchase the shares of Senior Preferred at $1,000 per share (plus accrued and unpaid dividends).

4. COMMITMENTS

     During 1990, WIEG, along with other participants, entered into a Production Sharing Contract (the "PSC") with the Republic of Equatorial Guinea to conduct exploration and development activities in that country. The PSC requires that WIEG carry out a certain minimum Work Program (as defined) and meet certain minimum expenditure obligations. During 1992, WIEG drilled and completed a development well in the Alba Field and drilled a dry exploratory well in the PSC area. In April 1992, the date of the first sales of commercial production, WIEG paid $235,000, its share of a production bonus, to the Republic of Equatorial Guinea. The PSC further requires WIEG to drill an additional exploratory well by April 1995 (see Note 7).

     In 1992, WIEG, along with other participants in the Alba Field, entered into a purchase and sales contract with a European-based petroleum products trader for the majority of 1993 production. The sales price under the contract is based on an adjusted market price.

     During 1990, the Company and its joint venture partners obtained from a major oil company an interest in two concessions (Douz and Medinine) in Tunisia for consideration consisting of $5,000,000 cash ($1,250,000 net to the Company), which was paid in March 1990, and a production payment of $20,000,000 payable solely out of future revenues (excluding government royalty and transportation fees) from the two concessions. The Company drilled two wells and subsequently suspended further development operations in the Douz concession due to low productivity and recorded an impairment provision. The concession agreement, as modified, requires that the Company undertake to decide whether or not to proceed with the development of El Franig field in the Medinine concession by December 1994, if not extended. The Company has the right to discontinue these activities at any time without further financial obligation.

5. RELATED PARTY TRANSACTIONS

     An affiliated corporation owned by certain stockholders of the Company has provided the Company with certain administrative and other staff services. The Company was charged approximately $167,000 and $180,000 for such services for the years ended December 31, 1992 and 1993, respectively.

     Receivables from related parties primarily relate to the affiliate's share of joint interest billings relating to the Alba Field.

6. PHANTOM STOCK PLAN

     The Company terminated its phantom stock plan in 1993. The Company incurred approximately $111,000 of compensation expense in 1992 pursuant to the Plan, for which approximately $52,000 remains payable to a past participant in the plan, and is included in accounts payable and accrued liabilities at December 31, 1993.

7. FINANCING

     In February 1992, the Company received $3,000,000 from a revolving line of credit with a third-party bank based on such bank's prime rate. This line of credit was secured by guarantees from a third-party investor (letter of credit) and the two principal shareholders (personal assets) of the Company of $2,000,000 and

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$1,000,000, respectively. During 1993, a repayment on the line of credit reduced the amount available to $1,000,000, of which $914,226 was outstanding at December 31, 1993, and the third-party investor's guaranty was released. The interest rate at December 31, 1993 for amounts outstanding under the credit agreement was 6.28%. In consideration for the guaranties, WII caused WIEG to deliver, to the third-party investor and the two principal shareholders, overriding royalty interests in the Alba Field equal to a fixed percentage of WIEG's net interest, respectively. The line of credit matures on January 6, 1995, if not extended by the lender.

     In June 1992, WIEG, along with other consortium members, entered into a Finance Agreement (the "Agreement") with the Overseas Private Investment Corporation ("OPIC"), an agency of the United States government, whereby OPIC guaranteed loans for development drilling in the Alba Field. WIEG's participation in the OPIC guarantee was approximately $4.3 million. Approximately $1.2 million and $3.1 million was distributed to WIEG during 1993 and 1992, respectively, under the Agreement. The Agreement requires the Company maintain an escrow account for debt service requirements (see Note 1). The disbursements bear interest, payable quarterly, based on the three-month London Interbank Offered Rate ("LIBOR") plus three-eighths percent, adjusted quarterly. The interest rate as of December 31, 1993 and 1992 was 3.75% and 3.81%, respectively. For the years 1993 and 1992, WIEG paid OPIC guarantee and commitment fees of approximately $76,000 and $40,000 in the aggregate, respectively. The principal amount of each disbursement is to be repaid in 20 equal quarterly installments. The amount outstanding as of December 31, 1993 and 1992 was approximately $3.8 million and $3.1 million, respectively. WIEG has pledged all of its interests in the Alba Field and the PSC and has agreed not to place any other liens on its interest in the PSC.

     In February 1993, the Company obtained a $4.6 million term loan from a financial institution (the "Term Loan") for the purpose of repaying outstanding indebtedness, including a portion of the revolving line of credit, overdue trade obligations and joint interest billing obligations. In accordance with the Term Loan, the Company caused WIEG to deliver an overriding royalty interest to the lender calculated as a percentage of Gross Proceeds, as defined in the Term Loan, received by WIEG from the Alba Field. During 1993, WIEG paid approximately $91,000 to the lender, relating to the overriding royalty interest, and is recorded as additional interest expense in the 1993 consolidated statement of operations and accumulated deficit. The interest on the Term Loan is fixed at 10% on the outstanding principal balance outstanding, payable quarterly. Required principal repayments commenced on June 30, 1993 and are payable in 16 quarterly installments, as provided in the Term Loan. As of December 31, 1993, the outstanding balance of the Term Loan was approximately $3.5 million. The Company has pledged all the outstanding common stock of WIEG as collateral. The Term Loan and the overriding royalty interest are subordinate to the amounts guaranteed by OPIC.

     On October 8, 1992, WIEG entered into an Interest Rate and Currency Exchange Agreement which has effectively fixed the interest rate on approximately $3.1 million of floating rate debt. Under the agreement, WIEG will pay the counterparties interest at a fixed rate of 5.91% over the term of the loan and the counterparties will pay WIEG the three-month LIBOR. The swap agreement, which will terminate April 1, 1998, requires quarterly interest settlement payments and a cash collateral account. WIEG has entered into this interest rate swap with a bank to eliminate the impact of interest rate fluctuations with respect to this portion of its floating rate debt. WIEG is exposed to loss if the counterparty defaults. Such counterparty is a major international financial institution, and the Company believes the risk of default is minimal. Interest rate swap transactions generally involve exchanges of fixed and floating interest payment obligations without exchanges of underlying principal amounts; therefore, WIEG's exposure to credit loss is significantly less than the contracted amounts.

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Notes Payable Consist of the Following at December 31:

                                                                       1992         1993
    OPIC guaranteed loans.........................................  $3,124,122   $3,801,611
    Borrowing on revolving line of credit.........................   2,564,226      914,226
    Term Loan.....................................................          --    3,475,000
    Current liabilities refinanced (subsequent to December 31,
      1992) on a long-term basis..................................   1,337,846           --
                                                                    ----------   ----------
                                                                     7,026,194    8,190,837
    Less current maturities.......................................   1,593,618    7,276,611
                                                                    ----------   ----------
                                                                    $5,432,576   $  914,226
                                                                     =========    =========

     The Company was granted a waiver dated June 24, 1994, from the lender, for any event of default resulting from its inability to meet the scheduled March 31, 1994 and June 30, 1994 principal payments under the Term Loan. The Company's ability to meet its financial obligations under the restructured Term Loan (if not repaid commensurate with a proposed merger by the Company with an unaffiliated entity -- see Note 8), and the Company's ability to finance future exploratory and development drilling requirements under existing concession agreements, is dependent on the successful consummation of the aforementioned proposed merger or management's ability to seek other long-term financing alternatives. The Company has experienced difficulty in generating sufficient cash flow to meet its debt obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. As a result, the entire balance of the Company's OPIC guaranteed loans and the Term Loan at December 31, 1993, have been classified as current liabilities in the 1993 consolidated balance sheet. The line of credit, which matures on January 6, 1995 and secured by the personal assets of the two principal shareholders, remains classified as a long-term note payable in the 1993 consolidated balance sheet.

8. SUBSEQUENT EVENTS

     In June 1994, the Company, together with an unaffiliated entity, entered into a Stock Purchase Agreement ("SPA") with an international oil company to purchase the common stock of that company's United States subsidiaries which are involved in the production of oil in the Republic of Congo, Africa ("Congo Acquisition").

     In June 1994, the Company entered into a Letter of Intent with CMS Energy Corporation ("CMS") to exchange all of the common shares of the Company for shares of CMS (the "Merger"). Under the terms of the Merger, CMS will assume the obligations under the OPIC Agreement (see Note 7) and discharge all other obligations of the Company including (a) all the outstanding principal and interest on the line of credit (see Note 7), (b) all the outstanding principal and interest on the Term Loan (see Note 7), and (c) the obligations to redeem the Senior Preferred (see Note 3) pursuant to the terms of a proposed offer dated June 24, 1994 discussed below. The Merger is contingent upon, among other things, the following: (a) the successful completion of the Congo Acquisition,
(b) receipt of the necessary approvals, from the limited partners of the partnerships that own the Senior Preferred, to redeem the Senior Preferred, and
(c) completion of due diligence by CMS.

     On June 24, 1994, in anticipation of the Merger, the Company entered into an agreement to restructure the Term Loan (see Note 7). The restructuring provided for additional funding in July 1994 of $525,000, a waiver of any event of default for the failure to pay the March 1994 and June 1994 scheduled principal payments, and an increase in the fixed rate of interest to 12% per annum effective June 30, 1994. The restructuring also provides for a one-time payment to the financial institution of $30,000 and a prepayment premium of $50,000 if any portion of the additional funding or any other principal amount of the Term Loan is prepaid prior to the maturity date. If the restructured Term Loan is not repaid by September 15, 1994, the

                  WALTER INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

restructuring further provides that (a) the September 1994 scheduled principal repayment be waived, (b) the scheduled principal repayments be amended to commence in December 1994 and to be paid in 13 quarterly installments, and (c) the Company will cause WIEG to increase the overriding royalty interest to the financial institution.

     On June 24, 1994, the Company entered into a letter agreement with the holder of the Senior Preferred (see Note 3) to purchase all of the outstanding shares of the Senior Preferred, all rights to accrued and unpaid interest, and all warrants granted to the holders for cash consideration of $3.4 million (liquidation preference of $4.7 million). This agreement is contingent on the consummation of the Merger referenced above, as well as the approval of the proposed terms of the letter agreement by the limited partners of the partnerships that own the Senior Preferred.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Nuevo Congo Company and
Walter International Congo, Inc.
(formerly Amoco Congo Exploration and
Petroleum Companies):

     We have audited the accompanying combined balance sheets of Amoco Congo Exploration and Petroleum Companies as of December 31, 1993 and 1994, and the related combined statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Amoco Congo Exploration and Petroleum Companies at December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Houston, Texas
April 18, 1995

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                            COMBINED BALANCE SHEETS

                           DECEMBER 31, 1993 AND 1994

                                                                       1993            1994
                                                                      (DOLLARS IN THOUSANDS,
                                                                        EXCEPT SHARE DATA)
                              ASSETS
Current Assets:
     Cash and cash equivalents.....................................  $  13,221       $  10,703
     Accounts receivable...........................................      7,170           1,221
     Allowance for doubtful accounts...............................         --            (429)
     Inventories:
       Crude oil...................................................      1,753           6,144
       Supplies....................................................      8,099           8,720
                                                                     ---------       ---------
          Total inventories........................................      9,852          14,864
     Prepaid expenses..............................................        755             800
                                                                     ---------       ---------
          Total current assets.....................................     30,998          27,159
Property, Plant and Equipment:
     Proved properties (Successful efforts method).................     32,544          32,658
     Office furniture and equipment................................      5,818           5,784
                                                                     ---------       ---------
                                                                        38,362          38,442
Less accumulated depreciation, depletion and amortization..........    (29,743)        (32,285)
                                                                     ---------       ---------
          Net property plant and equipment.........................      8,619           6,157
Deferred charges...................................................        695             393
                                                                     ---------       ---------
                                                                     $  40,312       $  33,709
                                                                     =========       =========
               LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
     Accounts payable..............................................  $   5,901       $   6,927
     Due to affiliates.............................................      2,955              26
                                                                     ---------       ---------
          Total current liabilities................................      8,856           6,953
Stockholder's Equity:
     Common stock, $100 par value. Authorized and issued 10 shares
      Amoco Congo Exploration Company and 10 shares Amoco Congo
      Petroleum Company............................................          2               2
     Additional paid-in capital....................................    455,892         433,820
     Accumulated deficit...........................................   (424,438)       (407,066)
                                                                     ---------       ---------
          Total stockholder's equity...............................     31,456          26,756
                                                                     ---------       ---------
                                                                     $  40,312       $  33,709
                                                                     =========       =========

            See accompanying notes to combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                       COMBINED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                                                 1992        1993        1994
                                                                    (DOLLARS IN THOUSANDS)
Revenues:
     Oil revenues............................................  $ 45,082     $49,480     $37,249
     Other income............................................       929         292         296
                                                               --------     -------     -------
          Total revenues.....................................    46,011      49,772      37,545
Operating Expenses:
     Lease operating expense.................................    21,735      15,103      10,557
     Write-down of proved properties.........................    19,688       6,038          --
     Depreciation, depletion and amortization................    14,940       4,397       2,664
     General and administrative..............................    19,747      12,096       6,952
     Interest expense........................................    13,933         739          --
                                                               --------     -------     -------
          Total expenses.....................................    90,043      38,373      20,173
          Income (loss) before income taxes..................   (44,032)     11,399      17,372
Income taxes.................................................        --          --          --
                                                               --------     -------     -------
          Net income (loss)..................................  $(44,032)    $11,399     $17,372
                                                               ========     =======     =======

            See accompanying notes to combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                                                                              TOTAL
                                                           ADDITIONAL                     STOCKHOLDER'S
                                                COMMON      PAID-IN       ACCUMULATED       (DEFICIT)
                                                STOCK       CAPITAL         DEFICIT          EQUITY
                                                                (DOLLARS IN THOUSANDS)
Balances at December 31, 1991.................   $  2       $ 130,266      $(391,805)       $(261,537)
Net loss......................................     --              --        (44,032)         (44,032)
Cash contributions............................     --          61,767             --           61,767
                                                ------     ----------     -----------     -------------
Balances at December 31, 1992.................      2         192,033       (435,837)        (243,802)
                                                ------     ----------     -----------     -------------
Net income....................................     --              --         11,399           11,399
Cash contributions............................     --         275,214             --          275,214
Dividends.....................................     --         (11,355)            --          (11,355)
                                                ------     ----------     -----------     -------------
Balances at December 31, 1993.................      2         455,892       (424,438)          31,456
                                                ------     ----------     -----------     -------------
Net income....................................     --              --         17,372           17,372
Cash contributions............................     --           6,883             --            6,883
Dividends.....................................     --         (28,955)            --          (28,955)
                                                ------     ----------     -----------     -------------
Balances at December 31, 1994.................   $  2       $ 433,820      $(407,066)       $  26,756
                                                ======       ========      =========        =========

            See accompanying notes to combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                       COMBINED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                                                   1992       1993       1994
                                                                     (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
Net income (loss)..............................................  $(44,032)  $  11,399   $17,372
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided
  By (Used In) Operating Activities:
     Depreciation, depletion, amortization and write-down of
       proved properties.......................................    34,628      10,435     2,664
     Change in oil inventory...................................    (4,113)      6,800    (4,381)
       Net change in assets and liabilities:
       Decrease (increase) in accounts receivable..............     2,010      (4,402)    5,949
       Decrease (increase) in due to/from affiliates...........    (2,993)      3,775    (2,929)
       Decrease (increase) in supply inventories...............     7,339       1,681      (631)
       Increase (decrease) in accounts payable and accrued
          expenses.............................................     2,668     (13,834)    1,025
       Decrease in other assets................................       484         307       686
                                                                 --------   ---------   -------
          Net cash provided by (used in) operating
            activities.........................................    (4,009)     16,161    19,755
Cash Flows from Investing Activities:
     Capital expenditures......................................   (43,819)     (2,469)     (238)
     Sale of property, plant and equipment.....................        --         700        37
                                                                 --------   ---------   -------
          Net cash used in investing activities................   (43,819)     (1,769)     (201)
Cash Flows from Financing Activities:
     Principal payments on notes payable.......................   (12,000)   (273,000)       --
     Dividends.................................................        --     (11,355)  (28,955)
     Capital contributions.....................................    61,767     275,214     6,883
                                                                 --------   ---------   -------
          Net cash provided by (used in) financing
            activities.........................................    49,767      (9,141)  (22,072)
Net increase (decrease) in cash and cash equivalents...........     1,939       5,251    (2,518)
Cash and cash equivalents at beginning of year.................     6,031       7,970    13,221
                                                                 --------   ---------   -------
Cash and cash equivalents at end of year.......................  $  7,970   $  13,221   $10,703
                                                                 ========   =========   =======
Supplemental cash flow disclosures:
     Interest paid.............................................  $ 13,983   $     739   $    --
                                                                 ========   =========   =======

            See accompanying notes to combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

                        DECEMBER 31, 1992, 1993 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Amoco Congo Exploration Company and Amoco Congo Petroleum Company (collectively referred to as "Amoco Congo Exploration and Petroleum Companies" or the "Company") are wholly-owned subsidiaries of Amoco Production Company (the "Parent"). The Company's combined financial statements include the accounts of Amoco Congo Exploration and Petroleum Companies. All significant intercompany transfers have been eliminated.

     The primary business of the Company is the exploration and production of hydrocarbons from the Yombo-Masseko-Youbi exploration permit located approximately fifty miles offshore of the People's Republic of Congo. Amoco Congo Exploration and Petroleum Companies have a total combined working interest of 87.5% and total combined net revenue interest of 63.47% in the permit. Of the combined working interest, 43.75% represents a carried interest associated with another interest owner which converts to a working interest at payout of the property. The net revenue interest is burdened by a 15.04% royalty interest payable to the Congo government and by a 12.5% interest associated with the carried interest owner.

  B. REVENUE RECOGNITION

     The Company recognizes revenue when the sale is completed and risk of loss transfers to a third party purchaser. Crude oil in inventory is stated at year end market prices less transportation costs; the Company recognizes changes in the market value of inventory from one period to the next as oil revenues.

  C. CASH EQUIVALENTS

     Cash equivalents consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  D. SUPPLY INVENTORIES

     Material and supply inventories are stated at the lower of current market value or cost. Cost is determined using the first-in, first-out method or average cost.

  E. PROPERTY, PLANT AND EQUIPMENT

     The Company uses the successful efforts method of accounting for its oil operations. The costs of unproved leaseholds are capitalized pending the results of exploration efforts. Unproved leaseholds with significant acquisition costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, the cost of the property has been impaired. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, are amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Exploratory dry holes and geological and geophysical charges are expensed. Depletion of proved leaseholds and amortization and depreciation of the costs of all development and successful exploratory drilling are provided by the unit-of-production method based upon estimates of proved oil reserves on a field-by-field basis. Estimated costs (net of salvage value) of dismantling and abandoning oil production facilities are computed and included in depreciation and depletion using the unit-of-production method. The total estimated future dismantlement and abandonment cost being amortized as of December 31, 1994 was approximately $9.0 million. Should the net capitalized costs exceed the estimated future undiscounted after tax net cash flows from proved oil

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

reserves, such excess costs would be charged to expense. In 1993 and 1992, write-downs of proved oil properties of approximately $6.0 million and $19.7 million, respectively, were charged to operating expenses.

     In March 1995, Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, was issued and is effective for years beginning after December 15, 1995. The statement will change the Company's method of recognition and measurement of impairments for long-lived assets. The Company has not determined the impact of adoption; however, it is not believed the impact will have a material effect on the Company's financial condition.

     Other property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements, which are recorded at cost, are amortized on a straight-line basis over their estimated useful lives or the life of the lease, whichever is shorter.

  F. INCOME TAXES

     The Company follows the asset and liability method of accounting for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company files a consolidated income tax return with its Parent. The Company recognizes income tax expense under the separate company method which applies SFAS 109 as though the Company was filing a separate income tax return. Accordingly, deferred income tax assets are recognized when it is more likely than not that the Company will realize the benefits as a reduction of future taxable income.

                                                                           1993        1994
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Deductible temporary differences resulting from proved properties......  $  66,452   $  61,500
Net operating loss utilized by parent..................................     48,921      47,966
Valuation allowance on deferred tax assets.............................   (115,373)   (109,466)
                                                                         ---------   ---------
          Total deferred income tax....................................  $      --   $      --
                                                                         =========   =========

     The Company generated substantial net operating losses for federal income tax purposes which were utilized by the Parent. Under the Parent's tax sharing agreement, the Company received no benefit from the Parent's utilization of these net operating losses until utilized on the separate company method to reduce the Company's taxable income.

     On a separate company basis, the Company has approximately $141.0 million of net operating loss carryforwards available to offset the Company's taxable income in future years which begin to expire in 2006.

     The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 1992, 1993 and 1994 are as follows:

                                                                 1992      1993      1994
                                                                  (DOLLARS IN THOUSANDS)
    Deferred tax expense (benefit)...........................  $(14,930)  $ 3,996   $ 5,907
    Increase (decrease) in beginning-of-the-year balance of
      the valuation allowance for deferred tax assets........    14,930    (3,996)   (5,907)
                                                               --------   -------   -------
                                                               $     --   $    --   $    --
                                                               ========   =======   =======

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

2. LEASES

     The Company has several noncancellable operating leases, primarily for housing and office space, that expire at various times over the next nine years. The operating base lease becomes cancelable as of March 19, 1995 upon twelve months notice and payment of an early termination fee. As management does not currently intend to cancel the operating base lease, the future minimum lease payments are included in all years presented below. The office facility is leased based on two year terms. As management currently intends to continually renew the lease upon expiration, the future minimum lease payments are included in the presentation below. Rental expense for operating leases was $1,878,692, $1,700,349, and $1,336,510 for the years ended December 31, 1992, 1993, and
1994, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are:

    YEAR ENDING DECEMBER 31,
             1995............................................................  $  771,854
             1996............................................................     739,512
             1997............................................................     739,512
             1998............................................................     739,512
             1999............................................................     739,512
             Later years, through 2001.......................................     800,154
                                                                               ----------
                       Total minimum lease payments..........................  $4,530,056
                                                                               ==========

3. BUSINESS CONCENTRATIONS

     The Company operates outside of the United States in the exploration and production of oil reserves. The Company's major customers include domestic and foreign companies.

     Accrued revenues and accounts receivable relate to oil producing activities and are deemed by management to be collectible.

     During the year ended December 31, 1994, the Company settled a matter with the Congo government regarding the calculation of royalties due to the Congo government. The settlement of this matter resulted in an approximate $2.9 million reduction in oil revenues in 1994.

     The following sales customers accounted for 10% or more of revenues of the
Company:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                          ------------------
                                                                          1992   1993   1994
    Exxon...............................................................   29%    --     --
    J. Aron.............................................................   18     --     --
    Stinnes.............................................................   --     70%    98%
    Vitol...............................................................   --     17     --

4. SUBSEQUENT EVENTS

     On June 30, 1994, Amoco Production Company, the sole owner of all of the Company's issued and outstanding stock, entered into an agreement to sell all issued and outstanding shares of the Company, effective as of December 1, 1993, to Walter International, Inc. and Nuevo Energy Company, for a sales price of $31,500,000. The sales price is payable in cash of $21,500,000 and a promissory note of $10,000,000. Additionally, a production payment in an amount to be agreed upon at a later date, is payable to the seller in quarterly installments, based upon production beginning as of the effective date of the sale. The sale to Walter

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

International, Inc. and Nuevo Energy Company closed on February 24, 1995 and the names of the companies were changed to The Nuevo Congo Company and Walter International Congo, Inc.

5. SUPPLEMENTAL OIL PRODUCING ACTIVITIES (UNAUDITED)

     Capitalized costs relating to oil producing activities are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                         1993       1994
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Proved properties................................................  $ 32,544   $ 32,658
    Accumulated depreciation, depletion and amortization.............   (27,414)   (28,907)
                                                                       --------   --------
                                                                       $  5,130   $  3,751
                                                                       ========   ========

     Costs incurred in oil property acquisition, exploration and development activities are as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                     1992      1993    1994
                                                                    (DOLLARS IN THOUSANDS)
    Development costs.............................................  $43,262   $2,032   $114
                                                                    =======   ======   ====

     Results of operations for oil producing activities are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                 1992      1993      1994
                                                                  (DOLLARS IN THOUSANDS)
    Revenues.................................................  $ 45,082   $49,480   $37,249
    Lifting costs:
      Lease operating expense................................    21,735    15,103    10,557
                                                               --------   -------   -------
                                                                 23,347    34,377    26,692
    Depreciation, depletion and amortization and write-down
      of oil properties......................................    34,628    10,435     2,664
                                                               --------   -------   -------
    Results of operations from producing activities..........  $(11,281)  $23,942   $24,028
                                                               ========   =======   =======

     The Company's standardized measure of discounted future net cash flows and changes therein as of December 31, 1992, 1993 and 1994 are provided based on the present value of future net revenues from proved oil reserves estimated by Amoco Production Company in-house petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission. These estimates were computed by applying appropriate current prices for oil to estimated future production of proved oil reserves over the economic lives of the reserves and assuming continuation of existing economic conditions. Year end 1994 calculations were made utilizing average prices for oil that existed at December 31, 1994 of $13.00 per barrel ("Bbl"). Income taxes are computed by applying the statutory federal income tax rate of the net cash inflows relating to proved oil reserves less the tax bases of the properties involved and giving effect to any net operating loss carryforwards, tax credits and allowances relating to such properties. As a result of the net operating losses, no income tax expense is included in the Company's standardized measure of discounted future net cash flows. The reserve volumes provided by the in-house petroleum engineers are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in market conditions.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Reserve quantity information is as follows:

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                       1992      1993     1994
                                                                        OIL      OIL      OIL
                                                                      (MBBL)    (MBBL)   (MBBL)
Proved Developed Reserves:
     Beginning of year..............................................   21,973    8,306   15,359
     Revisions of previous estimates................................  (10,748)  10,424     (154)
     Production.....................................................   (2,919)  (3,371)  (3,080)
                                                                      -------   ------   ------
     End of year....................................................    8,306   15,359   12,125
                                                                      =======   ======   ======

     Standardized measure of discounted future net cash flows is as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1993        1994
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
     Future cash in flows..............................................  $ 149,600   $ 157,628
     Future development costs..........................................    (13,900)    (13,000)
     Future production costs...........................................   (130,570)   (103,120)
                                                                         ---------   ---------
     Future net cash flows before discounting..........................      5,130      41,508
     10% annual discount...............................................     (1,258)    (10,955)
                                                                         ---------   ---------
     Standardized measure of discounted future net cash flows..........  $   3,872   $  30,553
                                                                         =========   =========

Principal sources of change in the standardized measure of discounted future net cash flows is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1992       1993       1994
                                                                 (DOLLARS IN THOUSANDS)
    Standardized measure of discounted future net cash
      flows, beginning of year.............................  $  2,451   $ 10,965   $  3,872
         Revisions of previous quantity estimates less
           related costs...................................   (21,587)    10,819       (523)
         Net changes in prices, net of production costs....    37,236        728     47,533
         Development costs incurred during period and
           changes in estimated future development costs...    (8,167)    (4,665)       579
         Sales of oil produced during period, net of
           lifting costs...................................   (24,790)   (34,432)   (26,692)
         Accretion of discount.............................       245      1,097        387
         Changes of production rates (timing) and other....    25,577     19,360      5,397
                                                             --------   --------   --------
                                                                8,514     (7,093)    26,681
                                                             --------   --------   --------
    Standardized measure of discounted future net cash
      flows, end of year...................................  $ 10,965   $  3,872   $ 30,553
                                                             ========   ========   ========

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                             COMBINED BALANCE SHEET

                                JANUARY 31, 1995

                                                                                  UNAUDITED
                                                                            (DOLLARS IN THOUSANDS)
                                  ASSETS
Current Assets:
     Cash and cash equivalents............................................        $   9,359
     Accounts receivable..................................................           15,855
     Allowance for doubtful accounts......................................             (429)
     Inventories:
       Crude oil..........................................................            1,144
       Supplies...........................................................            8,875
                                                                                  ---------
          Total inventories...............................................           10,019
Prepaid expenses..........................................................            1,015
                                                                                  ---------
          Total current assets............................................           35,819
Property, Plant and Equipment:
     Proved properties (Successful efforts method)........................           32,752
     Office furniture and equipment.......................................            5,691
                                                                                  ---------
                                                                                     38,443
Less accumulated depreciation, depletion and amortization.................          (32,460)
                                                                                  ---------
          Net property plant and equipment................................            5,983
Other assets..............................................................              131
                                                                                  ---------
                                                                                  $  41,933
                                                                                  =========
                   LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
     Accounts payable.....................................................        $  12,251
     Due to affiliates....................................................              137
                                                                                  ---------
          Total current liabilities.......................................           12,388
Stockholder's Equity (Deficit):
     Common stock, $100 par value. Authorized and issued 10 shares Amoco
      Congo Exploration Company and 10 shares Amoco Congo Petroleum
      Company.............................................................                2
     Additional paid-in capital...........................................          434,006
     Accumulated deficit..................................................         (404,463)
                                                                                  ---------
          Total stockholder's equity......................................           29,545
                                                                                  ---------
                                                                                  $  41,933
                                                                                  =========

       See accompanying notes to unaudited combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                        COMBINED STATEMENT OF OPERATIONS

                        ONE MONTH ENDED JANUARY 31, 1995

                                                                                  UNAUDITED
                                                                            (DOLLARS IN THOUSANDS)
Revenues:
     Oil revenues.........................................................          $4,333
                                                                                    ------
          Total revenues..................................................           4,333
Operating Expenses:
     Lease operating expense..............................................             977
     Depreciation, depletion and amortization.............................             175
     General and administrative...........................................             567
     Other expense........................................................              11
                                                                                    ------
          Total expenses..................................................           1,730
          Income before income taxes......................................           2,603
Income taxes..............................................................              --
                                                                                    ------
          Net income......................................................          $2,603
                                                                                    ======

                   COMBINED STATEMENT OF STOCKHOLDER'S EQUITY

                                                               ADDITIONAL                     TOTAL
                                                      COMMON    PAID-IN     ACCUMULATED   STOCKHOLDER'S
                                                      STOCK     CAPITAL       DEFICIT        EQUITY
                                                                          UNAUDITED
                                                                   (DOLLARS IN THOUSANDS)
Balances at December 31, 1994.......................    $2      $ 433,820    $(407,066)      $26,756
                                                        --
                                                                 --------    ---------       -------
Net income..........................................    --             --        2,603         2,603
Cash contributions..................................    --            186           --           186
                                                        --
                                                                 --------    ---------       -------
Balances at January 31, 1995........................    $2      $ 434,006    $(404,463)      $29,545
                                                        ==       ========    =========       =======

       See accompanying notes to unaudited combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                        COMBINED STATEMENT OF CASH FLOWS

                        ONE MONTH ENDED JANUARY 31, 1995

                                                                                  UNAUDITED
                                                                            (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
     Net income...........................................................         $  2,603
Adjustments to Reconcile Net Income to Net Cash (Used In) Operating
  Activities:
     Depreciation, depletion and amortization of proved properties........              175
     Change in oil inventory..............................................            4,845
     Net Change In Assets and Liabilities:
       Increase in accounts receivable....................................          (14,634)
       Increase due to affiliates.........................................              111
       Increase in prepaid expenses.......................................             (215)
       Increase in accounts payable.......................................            5,324
       Decrease in other assets...........................................              262
                                                                                   --------
          Net cash used in operating activities...........................           (1,529)
Cash Flows from Investing Activities:
     Capital expenditures.................................................              (94)
     Sale of property, plant and equipment................................               93
                                                                                   --------
          Net cash used in investing activities...........................               (1)
Cash Flows from Financing Activities:
     Capital contributions................................................              186
                                                                                   --------
       Net cash provided by financing activities..........................              186
Net decrease in cash and cash equivalents.................................           (1,344)
Cash and cash equivalents at beginning of period..........................           10,703
                                                                                   --------
Cash and cash equivalents at end of period................................         $  9,359
                                                                                   ========
Supplemental Cash Flow Disclosures:
     Interest paid........................................................         $     --
                                                                                   ========

       See accompanying notes to unaudited combined financial statements.

                AMOCO CONGO EXPLORATION AND PETROLEUM COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                JANUARY 31, 1995
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited combined financial statements include, in the opinion of management, all adjustments of a normal recurring nature necessary to present fairly the combined financial position of Amoco Congo Exploration and Petroleum Companies (Amoco Congo) at January 31, 1995 and the related combined results of operations and changes in cash flows for the month then ended. These financial statements are reflected for the purpose of presenting information prior to the sale of all of the issued and outstanding stock of Amoco Congo Exploration Company and Amoco Congo Petroleum Company.

2. SUBSEQUENT EVENTS

     On June 30, 1994, Amoco Production Company, the sole owner of all of the Company's issued and outstanding stock, entered into an agreement to sell all issued and outstanding shares of the Company, effective as of December 1, 1993, to Walter International, Inc. and Nuevo Energy Company, for a sales price of $31,500,000. The sales price is payable in cash of $21,500,000 and a promissory note of $10,000,000. Additionally, a production payment, in an amount to be agreed upon at a later date, is payable to the seller in quarterly installments, based upon production beginning as of the effective date of the sale. The sale with Walter International, Inc. and Nuevo Energy Company closed on February 24, 1995 and the names of the companies were changed to The Nuevo Congo Company and Walter International Congo, Inc. The $10,000,000 promissory note was settled through net cash proceeds generated by the properties for the period between the effective and closing dates.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders,
Terra Energy Ltd. and Subsidiaries

     We have audited the accompanying consolidated balance sheet of Terra Energy Ltd. (a Michigan corporation) and subsidiaries as of December 31, 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terra Energy Ltd. and subsidiaries as of December 31, 1994, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Detroit, Michigan,
July 14, 1995.

                       TERRA ENERGY LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                      JULY 31,
                                                                      DECEMBER 31,      1995
                                                                          1994       (UNAUDITED)
                               ASSETS
Current Assets:
     Cash and cash equivalents......................................  $ 15,690,255   $ 7,002,390
     Investments -- marketable securities...........................        27,100        27,100
     Accounts receivable............................................    31,136,407    43,155,706
     Notes and land contract receivable.............................       147,946       134,864
     Inventory and other current assets.............................     1,280,976     1,623,436
     Assets held for sale...........................................            --     4,369,571
     Deferred income taxes..........................................       144,000       149,400
                                                                      ------------   -----------
          Total current assets......................................    48,426,684    56,462,467
Oil And Gas Properties -- At Cost (Successful Efforts Method):
     Proved oil and gas properties..................................    22,541,253    24,424,692
     Unproved oil and gas leases....................................     4,110,811     3,021,789
     Accumulated depreciation, depletion, amortization and valuation
      allowance.....................................................    (5,561,276)   (5,510,855)
                                                                      ------------   -----------
          Net oil and gas properties................................    21,090,788    21,935,626
Other Assets:
     Property and equipment, net....................................     1,131,743     1,046,614
     Lease financing receivable.....................................     1,127,556       756,105
     Unconsolidated long-term investments...........................       195,361       243,891
     Notes and land contract receivable.............................     1,667,905     1,612,087
     Intangibles resulting from business acquisition, net of
      accumulated amortization......................................       284,375       225,827
     Other..........................................................         2,024         1,648
                                                                      ------------   -----------
          Total other assets........................................     4,408,964     3,886,172
                                                                      ------------   -----------
          Total assets..............................................  $ 73,926,436   $82,284,265
                                                                        ==========    ==========
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Accounts payable...............................................  $ 15,109,086   $14,590,308
     Joint interest advances........................................     7,046,030     6,674,268
     Oil and gas distributions payable..............................    10,831,028     9,553,220
     Current maturities of long-term debt...........................       776,016     4,078,338
     Taxes -- other than income taxes...............................       101,387     5,612,205
     Other accrued expenses.........................................     4,548,559     4,185,232
     Accrued income taxes...........................................     1,434,936        50,136
     Deferred income taxes..........................................            --            --
                                                                      ------------   -----------
          Total current liabilities.................................    39,847,042    44,743,707
Deferred income taxes...............................................     1,755,000     1,755,200
Deferred gain on sale of oil and gas properties.....................       165,000       119,500
Long-term debt......................................................     1,702,085     1,185,137
Commitments and Contingencies
Shareholders' Equity:
     Common Stock, $.00026 par value; 20,000,000 shares authorized;
      9,519,500 shares issued and outstanding at December 31, 1994, and 12,065,422 shares issued and outstanding at July 31,
      1995..........................................................         2,475         3,137
     Additional paid-in capital.....................................       193,665    12,333,269
     Retained earnings..............................................    30,261,169    22,144,315
                                                                      ------------   -----------
          Total shareholders' equity................................    30,457,309    34,480,721
                                                                      ------------   -----------
          Total liabilities and shareholders' equity................  $ 73,926,436   $82,284,265
                                                                        ==========    ==========

        The accompanying notes are an integral part of these statements.

                       TERRA ENERGY LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                             SEVEN MONTHS ENDED
                                                            YEAR ENDED            JULY 31,
                                                           DECEMBER 31,   ------------------------
                                                               1994          1994         1995
                                                                                (UNAUDITED)
Revenues:
     Oil and gas sales...................................   $8,072,286    $3,883,310   $10,226,871
     Promotional, buy-in and turnkey income..............    2,194,491     1,359,583     1,736,585
     Management and operator fees........................    2,722,566     1,396,938     1,963,869
     Gain on sales of assets.............................   12,423,491     3,340,342     2,355,547
     Interest and dividends..............................      695,835       337,325       540,889
     Equity in gain of affiliated partnerships...........      673,631       168,744        34,343
     Other...............................................      768,132        94,821       580,827
                                                           ------------   ----------   -----------
          Total revenues.................................   27,550,432    10,581,063    17,438,931
Operating Costs and Expenses:
     Cost of products sold...............................    2,994,786       525,877     5,802,848
     General and administrative..........................    6,467,427     2,802,994    17,621,120
     Depreciation, depletion and amortization............    2,166,921     1,207,753     1,171,745
     Lease operating.....................................    1,005,327       624,533       377,646
     Production and other state taxes....................      279,419       214,303       267,216
     Dry holes and abandonments..........................      684,658        66,156        52,369
     Guaranteed contract payments........................      354,667       206,258       216,808
     Interest............................................       64,301        46,692        36,033
     Equity in loss of affiliated partnerships...........       46,318            --            --
                                                           ------------   ----------   -----------
          Total operating costs and expenses.............   14,063,824     5,694,566    25,545,785
Write down of notes receivable, net of notes payable.....   (1,450,992)           --            --
Earnings (losses) before income taxes and minority
  interest in subsidiary.................................   12,035,616     4,886,497    (8,106,854)
Minority interest in subsidiary..........................      216,512       142,912            --
Income taxes.............................................    2,411,000       949,000        10,000
                                                           ------------   ----------   -----------
          Net earnings (losses)..........................   $9,408,104    $3,794,585   $(8,116,854)
                                                            ==========     =========    ==========

        The accompanying notes are an integral part of these statements.

                       TERRA ENERGY LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              ADDITIONAL
                                       OUTSTANDING   COMMON     PAID-IN      RETAINED
                                         SHARES      STOCK      CAPITAL      EARNINGS        TOTAL
Balance:
     January 1, 1994.................    9,519,500   $2,475   $   193,665   $20,853,065   $21,049,205
Net Earnings.........................           --      --             --     9,408,104     9,408,104
                                       -----------   ------   -----------   -----------   -----------
Balance:
     December 31, 1994...............    9,519,500   2,475        193,665    30,261,169    30,457,309
Stock issuances:
     Stock option (unaudited)........    2,545,922     662     12,139,604            --    12,140,266
Net earnings (unaudited).............           --      --             --    (8,116,854)   (8,116,854)
                                       -----------   ------   -----------   -----------   -----------
Balance:
     July 31, 1995 (unaudited).......   12,065,422   $3,137   $12,333,269   $22,144,315   $34,480,721
                                         =========   ======    ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

                       TERRA ENERGY LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           SEVEN MONTHS ENDED
                                                         YEAR ENDED             JULY 31,
                                                        DECEMBER 31,   --------------------------
                                                            1994          1994(UNAUDITED)1995
Cash Flows from Operating Activities:
     Net earnings (loss)..............................  $  9,408,104   $ 3,794,585   $ (8,116,854)
     Adjustments To Reconcile Net Earnings To Net Cash
       Provided By (Used In) Operations:
       Depreciation, depletion and amortization.......     2,166,921     1,207,753      1,171,745
       Decrease in deferred income taxes..............       (42,000)     (544,064)        (5,200)
       Dry holes and abandonments of previously
          capitalized oil and gas properties..........       684,658        66,156         52,369
       Recognition of deferred gain on sale of
          properties..................................       (78,000)      (45,500)       (45,500)
       Gain on sale of assets.........................   (12,441,492)   (3,272,092)    (2,287,296)
       Write down of notes receivable.................     1,450,992            --             --
       Changes In Assets And Liabilities That Provided
          (Used) Cash:
          Accounts receivable.........................   (15,403,917)  (14,554,724)   (11,822,874)
          Inventory and other current assets..........      (662,822)   (1,230,813)      (342,460)
          Accounts payable............................     4,774,271     9,292,830       (518,778)
          Joint interest advances.....................     6,633,664       378,098       (371,762)
          Oil and gas distributions payable...........     2,566,349     2,107,666     (1,277,808)
          Accrued income taxes........................     1,273,936       843,064     (1,384,800)
          Taxes and other accrued expenses............     3,811,199      (395,439)     5,147,491
          Minority interest in subsidiary.............        (6,813)       (6,813)            --
       Equity in net income of affiliated
          partnerships................................      (627,313)     (168,744)       (34,343)
       Equity in net income of affiliate..............       (42,426)           --        (46,422)
                                                        ------------   -----------   ------------
          Net cash flows provided by (used in)
            operating activities......................     3,465,311    (2,528,037)   (19,882,492)
Cash Flows from Investing Activities:
     Purchases of oil and gas properties..............   (12,705,648)   (6,211,988)    (5,701,285)
     Purchases of property and equipment..............      (670,888)     (205,513)      (442,199)
     Proceeds from sale of assets.....................    15,883,828     4,825,516      6,505,881
     (Increase) decrease in long-term investments.....     1,035,160      (234,142)        32,235
     (Increase) decrease in lease financing
       receivable.....................................        82,652      (123,879)       175,026
     (Increase) decrease in notes receivable..........       (82,779)       21,154         68,900
     Increase in other assets.........................        (1,000)           --             --
     Increase in assets held for sale.................            --            --     (4,369,571)
                                                        ------------   -----------   ------------
          Net cash flows provided by (used in)
            investing activities......................     3,541,325    (1,928,852)    (3,731,013)
Cash Flows from Financing Activities:
     Proceeds from long-term debt.....................        46,678            --      3,044,201
     Payments of long-term debt.......................    (1,092,720)     (977,570)      (258,827)
     Stock options exercised..........................            --            --     12,140,266
                                                        ------------   -----------   ------------
          Net cash flows provided by (used in)
            financing activities......................    (1,046,042)     (977,570)    14,925,640
Net increase (decrease) in cash and cash
  equivalents.........................................     5,960,594    (5,434,459)    (8,687,865)
Cash and cash equivalents at beginning of period......     9,729,661     9,729,661     15,690,255
                                                        ------------   -----------   ------------
Cash and cash equivalents at end of period............  $ 15,690,255   $ 4,295,202   $  7,002,390
                                                         ===========    ==========    ===========
Supplemental Cash Flow Information:
     Cash Paid During The Year For:
       Interest.......................................  $    117,342   $    77,156   $     43,506
       Income taxes...................................  $  1,253,064   $   650,000   $  1,400,000

        The accompanying notes are an integral part of these statements.

                       TERRA ENERGY LTD. AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Terra Energy Ltd. (the "Company"), a Michigan corporation, is a domestic, independent oil and gas exploration and production company. The Company has the following subsidiaries that have been consolidated into these financial statements:

          Terra Pipeline Company ("TPC") is a 100% owned Michigan corporation. TPC is engaged in the collection of oil and gas revenues from oil and gas purchasers on behalf of other interest owners and the distribution of such revenues to these owners. In addition, TPC handles the joint interest billing responsibilities associated with the Company's producing oil and gas properties.

          Energy Acquisition Operating Corp. ("EAOC") is a 100% owned Michigan corporation. EAOC provides natural gas transportation services in the Michigan natural gas market. Effective April 1, 1994 the Company purchased the remaining 5% ownership in EAOC.

          Kristen Corporation ("Kristen") is a 100% owned Michigan corporation engaged in natural gas marketing in the Michigan natural gas market.

          Cronus Development Corp. ("Cronus") is a 100% owned Michigan corporation. Cronus is engaged in the acquisition of oil and gas leasehold interests for future exploration and development.

          Wellcorps, L.L.C. ("Wellcorp") is a 55% owned Michigan limited liability company. Wellcorp is engaged in the oil and gas service segment providing workover rig services to producers with Michigan operations.

     The Company also serves as managing partner of a general partnership which owns and operates a pipeline located in Antrim and Otsego counties of Michigan. TPC also serves as the managing partner of a limited partnership which owns and operates a pipeline and gas processing plant located in Newaygo and Oceana counties of Michigan. These partnerships are discussed more fully in Note 7.

2. SIGNIFICANT ACCOUNTING POLICIES

  A. UNAUDITED FINANCIAL STATEMENTS

     The financial statements and related information as of and for the seven months ended July 31, 1994 and 1995 included herein are unaudited and, in the opinion of management, reflect all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of financial position and the results of operations and cash flows. Additionally, all other financial statement information contained in the Notes to Financial Statements, which occurred subsequent to December 31, 1994, is unaudited.

     These unaudited consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the year ended December 31, 1994. The consolidated results of operations for the seven months ended July 31, 1995 and 1994 are not necessarily indicative of operating results for a full year.

     These financial statements are reflected for the purpose of presenting information prior to the sale of all of the issued and outstanding stock of the Company to an unrelated third party.

  B. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, TPC, EAOC, Kristen, Cronus and Wellcorp. All significant intercompany accounts and transactions have been eliminated in consolidation.

  C. CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of cash, certificates of deposit and U.S. Government Securities with original maturities of three months or less.

  D. MARKETABLE SECURITIES

     Marketable securities are carried at the lower of cost or market value.

  E. ACCOUNTS RECEIVABLE

     Accounts receivable -- trade consist primarily of amounts due to the Company by co-owners of oil and gas properties for which the Company serves as operator and has responsibility for payment to vendors for goods and services related to joint operations. The Company provides an allowance for doubtful accounts for those balances considered to be uncollectible.

  F. INVENTORY

     Inventory was valued at the lower of cost (first-in, first-out method) or market.

  G. OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting for its oil and gas producing activities.

     Acquisition costs for proved and unproved properties are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are discovered. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged against income as incurred. Exploratory drilling costs are capitalized initially; however, if it is determined that an exploratory well does not contain proved reserves, such capitalized costs are charged to expense, as dry hole costs, at that time. Development costs are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

     The net cost of proved oil and gas properties are annually subjected to a test of recoverability on a property by property basis by comparison to their estimated present value of future net cash flows from proved reserves. Unproved oil and gas properties are also subjected to an impairment test. Any excess capitalized costs are expensed in the year in which such an excess occurs.

     Gain or loss on the sale of oil and gas properties is recognized when the Company's entire interest in a property is sold or when the proceeds from a partial sale exceed the Company's book value for such property.

     Depreciation, depletion and amortization of oil and gas properties is computed on a units-of-production method based on proven reserves. The provision for depreciation, depletion and amortization is calculated by applying the ratio to capitalized property costs.

  H. OTHER ASSETS -- PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and depreciation is calculated using the straight-line and declining balance methods over the respective estimated useful life of the related asset.

  I. INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, in 1993. The standard prescribes a liability method for calculating the provision for income taxes, replacing the deferred method previously used by the Company.

  J. NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, effective for 1996 year-end financial statements. The Company does not believe that it will be significantly affected by the statement, which establishes accounting standards for the impairment of long-lived assets.

  K. REVENUE RECOGNITION

     Oil and gas revenues are recognized as production takes place and the sale is completed and the risk of loss transfers to a third party purchaser.

3. ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following components as of December 31, 1994:

    Trade...................................................................  $21,905,528
    Oil and gas sales.......................................................    8,535,122
    Related parties.........................................................       70,913
    Lease financing.........................................................      624,844
                                                                              -----------
              Total accounts receivable.....................................  $31,136,407
                                                                              ===========

4. NOTES AND LAND CONTRACT RECEIVABLE

     Notes and land contract receivable consisted of the following components as of December 31, 1994:

    Producing property sale..................................................  $1,720,016
    Other....................................................................      95,835
                                                                               ----------
              Total..........................................................   1,815,851
    Less current portion.....................................................     147,946
                                                                               ----------
              Total long-term notes and land contract receivable.............  $1,667,905
                                                                               ==========

     The Company recorded a valuation allowance at December 31, 1994 in the amount of $1,612,000 to reduce the outstanding balance of the notes receivable, resulting from the producing property sale, to the estimated fair market value of the producing properties securing these notes receivable. This valuation was recorded net of a note payable valuation allowance on the same property of approximately $161,000.

5. INVENTORY

     Inventory consists primarily of casing and tubular goods utilized in the Company's exploration activities. The Company realized a gain of approximately $158,000 for 1994, from the disposition of certain inventory items. This gain on sale of inventory is reported as other income on the Company's Consolidated Statement of Earnings.

6. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of December 31, 1994:

    Land.....................................................................  $  497,168
    Building and improvements................................................     399,482
    Office and transportation equipment......................................     545,208
    Field equipment..........................................................     263,912
                                                                               ----------
              Total..........................................................   1,705,770
    Less accumulated depreciation and amortization...........................     574,027
                                                                               ----------
              Net property and equipment.....................................  $1,131,743
                                                                               ==========

7. UNCONSOLIDATED LONG-TERM INVESTMENTS

     The Company's investment in unconsolidated subsidiaries is as follows as of December 31, 1994:

    Partnerships using the equity method of accounting........................  $154,188
    Corporation using the equity method of accounting.........................    32,235
    Corporations using the cost method of accounting..........................     8,938
                                                                                --------
              Total...........................................................  $195,361
                                                                                ========

     Net earnings of the above investments which are included in the earnings of the Company are as follows for the year ended December 31, 1994:

    Partnerships using the equity method of accounting........................  $627,313
                                                                                --------
    Corporation using the equity method of accounting.........................  $ 42,426
                                                                                ========

     The Company has a consolidated net interest of 44.768% in Newaygo/Oceana Pipeline Limited Partnership ("NOPLP"). The Company's 100% owned subsidiary, TPC, is the general partner of this limited partnership. NOPLP owns and operates a gas pipeline in Newaygo and Oceana counties of Michigan. The Company provides administrative and accounting services to NOPLP for an agreed-upon fee. Due to the shut-in status of the properties connected to the gas pipeline, the partnership is currently inactive.

     The Company's consolidated net interest in Terra-Hayes Pipeline Company ("THPC") was 26.58% at December 31, 1994. The Company is the managing partner in this general partnership. THPC owns and operates a gas pipeline in Antrim and Otsego counties of Michigan. The Company provides administrative and accounting services to THPC and, pursuant to the terms of the partnership agreement, received reimbursements for such services.

     The Company has a net interest of 40% in an oil and gas drilling and completion consulting firm, which provides supervisory and management services for substantially all of the Company's drilling, completion and facility construction operations.

     The Company has a net interest of 10% in Nepenthe Corp. ("Nepenthe"), a corporation owning outside operated oil and gas interests and real estate. In January 1995, Nepenthe acquired this interest from the Company for $120,000.

     The Company is a shareholder in four corporations that provide pumping and other related services to the Company for substantially all of the Company's producing oil and gas properties. The Company also provides these corporations with financial, accounting, tax administration, engineering, consulting and advisory services including full access and use of the Company's extensive field communications system, under the terms of a general services contract.

     Fees charged to the Company by these partnerships and corporations are approximately as follows for the year ended December 31, 1994:

    Corporation using the equity method of accounting........................  $  870,000
    Corporations using the cost method of accounting.........................  $2,498,000

     Fees charged by the Company to these partnerships and corporations are approximately as follows for the year ended December 31, 1994:

    Partnerships using the equity method of accounting........................  $ 51,000
    Corporations using the cost method of accounting..........................  $514,000

8. INTANGIBLES RESULTING FROM BUSINESS ACQUISITION

     Effective December 1, 1991 the Company exercised an option obtained upon the formation of EAOC to acquire an additional 50% ownership in EAOC from a third party in exchange for $830,000. The Company is amortizing its basis in this acquisition on a pro-rata basis over the expected life of the asset acquired in this purchase. The Company has not modified its amortization of this asset as a result of the sale of the gas purchase contract discussed in Note 16 due to the retention of all firm transportation rights provided for in said gas purchase contract.

9. LONG-TERM DEBT

     Long-term debt consisted of the following components as of December 31, 1994:

    Land contracts...........................................................  $  117,254
    Capitalized leases.......................................................   2,188,845
    Property sale financing..................................................     172,002
                                                                               ----------
                                                                                2,478,101
    Less current maturities of long-term debt and capitalized leases.........     776,016
                                                                               ----------
              Total long-term debt...........................................  $1,702,085
                                                                                =========

     A schedule of the combined amount of all debt subject to mandatory redemption during the years ended December 31 may be summarized as follows:

    1995.....................................................................  $  776,016
    1996.....................................................................     836,475
    1997.....................................................................     427,099
    1998.....................................................................     190,461
    1999.....................................................................      99,764
    2000 and after...........................................................     148,286
                                                                               ----------
              Total..........................................................  $2,478,101
                                                                                =========

     Land contracts included above are payable monthly at varied interest rates through April 2003.

     Installments loans are secured by vehicles and payable monthly at varied interest rates through November 1996.

     The present value of future capital lease payments associated with capital leases for gas compression equipment includes $736,129 classified as a current liability and $1,452,716 classified as long-term debt. Lease payments under these capital leases are due through September 1999.

     In August 1993, the Company entered into an unsecured term loan agreement with its bank providing for a term loan in the amount of $1,300,000. The loan bears interest at 0.5% over the bank's prime rate and is repayable over 30 equal monthly installments commencing on October 1, 1993. The loan was repaid in full in April 1994.

     At December 31, 1994, the Company also had a $2,000,000 unused short-term line of credit with a bank secured by a general lien on all of the Company's assets. Borrowings under this agreement bear interest at the bank's prime rate.

10. DEFERRED GAIN ON SALE OF OIL AND GAS PROPERTIES

     In 1989 the Company sold a carved out overriding royalty interest in certain proved properties to several purchasers for an aggregate consideration of $585,000. The purchase and sales agreement provides that the purchasers are entitled to a guaranteed minimum monthly return on the purchase price of 1.67% until the purchasers recover the purchase price plus an additional 50% of the purchase price. At such time, the Company's guarantee shall terminate and the purchasers are entitled only to their respective share of gas revenues from these properties. Under the terms of such guarantee, the Company made payments of $52,335 in 1994, in addition to the purchaser's share of net proceeds realized from the sale of gas production. The Company is including a pro-rata portion of the deferred gain resulting from the sale of these assets in income each year based upon the repayments made to the purchasers in each respective year until termination of the Company's guarantee. Aggregate payments made in 1994 amounted to $117,000 which have been reported as gains on sale of property and equipment.

11. INCOME TAXES

     The provision for income taxes is as follows for the year ended December 31, 1994:

    Current income taxes payable.............................................  $2,526,600
    Decrease in deferred income taxes payable................................     (42,000)
    Tax attributable to minority interest in subsidiary......................     (73,600)
                                                                               ----------
         Income taxes........................................................  $2,411,000
                                                                               ==========

     Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1994 are as follows:

    Intangible drilling and other costs deducted for income tax purposes and capitalized for financial statement purposes..........................  $ 4,266,000
    Excess of financial statement depletion over depletion computed for
      income tax purposes...................................................     (960,000)
    Gain from the sale of oil and gas properties recognized for income tax
      purposes but not for financial statement purposes.....................      (70,000)
    Gain from the sale of oil and gas properties recognized for financial statement purposes but recognized for income tax purposes in a
      different accounting period...........................................      199,000
    Excess of accrual basis net income for financial statement purposes over
      cash basis net income reported for income tax purposes and other......     (700,000)
    Alternative minimum tax credit utilized.................................   (1,124,000)
                                                                              -----------
              Total differences.............................................  $ 1,611,000
                                                                              ===========

     The differences between the Company's income tax expense and amount calculated utilizing the federal statutory rate are as follows for the year ended December 31, 1994:

    Amount computed using the statutory rate................................  $ 4,188,000
    Benefit of the percentage depletion allowance deducted for income tax
      purposes..............................................................      (97,000)
    Alternative minimum tax credit utilized.................................   (1,675,000)
    Other...................................................................       (5,000)
                                                                              -----------
              Income taxes..................................................  $ 2,411,000
                                                                              ===========

     As of December 31, 1994 approximately $2,266,000 of alternative minimum tax credit is available to be applied against future regular income taxes. For financial statement purposes, $1,124,000 of this balance has been used to reduce deferred income taxes as of December 31, 1994.

12. COMMITMENTS AND CONTINGENCIES

  Irrevocable Letters of Credit

     The Company has obtained several irrevocable letters of credit in the aggregate amount of approximately $825,000 which serve as performance bonds required by state oil and gas regulations. These letters of credit are generally renewed annually upon their anniversary dates, and they are collaterized by the Company's office facilities and related real estate.

  Leasing Arrangements

     The Company has entered into certain noncancellable leasing agreements for gas compression equipment used on gas wells. These capital and operating leases are generally for three to five year terms, which are renewable.

     For capital leases the Company records an asset and a liability at the inception of the lease equal to the present value of future minimum lease payments. A portion of the asset, which is recorded in oil and gas properties, represents the Company's ownership interest in each well where the equipment is located. These leased assets amounts to $608,586 at December 31, 1994. The remaining portion of the asset is recorded as a receivable for lease payments due from working interest owners in various producing properties where the leased equipment is in service. The current and long-term portions of this lease financing receivable at December 31, 1994 were $624,844 and $1,127,556, respectively, and were recorded in accounts receivable and other assets, respectively. The capital lease liability is included in long-term debt and is more fully described in Note 9.

     The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1994:

                                                                           OPERATING
                             YEAR ENDING DECEMBER 31,                       LEASES
          1995...........................................................  $181,389
          1996...........................................................   122,087
          1997...........................................................    50,698
          1998...........................................................    14,639
          1999...........................................................        --
                                                                           --------
                    Total minimum rentals................................  $368,813
                                                                           ========

     The above rental payments represent the Company's portion of the total rental payments due under the leases based on the Company's net working interest in each producing property on which the equipment was being used as of December 31, 1994. The Company, as operator, charges the remaining working interest owners participating in each producing property for their proportionate share of such monthly equipment rental payments.

     The Company's total rental expense for all operating leases for the year ended December 31, 1994 was approximately $247,000.

13. TRANSACTIONS WITH RELATED PARTIES

     The Company and certain officers and directors are joint owners in various unproved and producing properties. Transactions with related parties investing in oil and gas exploration activities are carried out in the same manner as transactions with unrelated working interest partners. Estimated costs are usually billed prior to commencement of a project and cost incurred are netted against the advances as the project progresses.

14. SHAREHOLDERS' EQUITY

  COMMON STOCK

     Effective April 1, 1988, the Company signed a stock option agreement with an officer of the Company, wherein the officer will earn an option to purchase up to 503,132 shares of the Company's common stock over a period of five years. The option price is $162,500 for all the shares or $0.32298 per share, and the option will expire if not exercised before March 31, 2003.

     Effective January 1, 1991, the Company entered into a stock option agreement with the same officer, wherein the officer will earn an option to purchase up to 1,437,519 additional shares of the Company's common stock vesting on a pro-rata basis between January 1, 1991 and March 12, 1994. Also effective January 1, 1991, the Company entered into a stock option agreement with another officer, wherein the officer will earn an option to purchase up to 605,271 shares of the Company's common stock vesting on a pro-rata basis between January 1, 1991 and December 31, 1995. Both of these stock option agreements provide for an option price of $0.50 per share, and the options covered by these two agreements will expire if not exercised on or before January 1, 2001.

15. DEFINED CONTRIBUTION PLAN

     The Company has a 401(K) profit sharing plan covering substantially all employees. Company contributions to the plan are discretionary and are allocated based on employee compensation. The Company has contributed approximately $120,000 to the plan for the 1994 plan year.

16. SALE OF OIL AND GAS PROPERTIES

     In two transactions during 1991 and 1992 the Company sold producing properties with a book value of approximately $967,000 for a total sales price of $2,300,000. The purchase and sales agreement provided that the Company guarantee certain minimum annual cash flow distributions aggregating $2,400,000 cumulatively through December 31, 1995. Payments of $263,331 were due under the guarantee provisions and were included in other accrued expenses at December 31, 1994.

     During 1994, the Company sold to several purchasing parties producing and unproved oil and gas leases with a book value of $1,395,000 and $1,983,000, respectively. The aggregate sales consideration was $1,811,000 and $11,110,000, respectively.

     Effective April 1, 1994 the Company also sold its interest in a gas purchase contract owned by its subsidiary, EAOC, for a cash consideration of $2,900,000. As discussed in Note 8, EAOC did not sell the firm transportation rights provided to the seller under said contract. EAOC continues to provide transportation services to the Company for the delivery of gas to market for purchase by a third party purchaser.

17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

  OFF-BALANCE SHEET RISK

     The Company does not consider itself to have any material financial instruments with off-balance sheet risks other than those disclosed in Note 12.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution in which these deposits exceed the Federally insured amount. The Company places its temporary cash investment with high credit quality financial institutions. At December 31, 1994 the majority of the cash is either insured by the U.S. Federal Deposit Insurance Corporation or has pledged securities by the financial institution in which the cash is deposited.

     The Company extends credit to various companies in the oil and gas industry in the normal course of business. Within this industry, certain concentrations of credit risk exist. The Company, in its role as operator of co-owned properties, assumes responsibility for payment to vendors for goods and services related to joint operations and extends credit to co-owners of these properties.

     This concentration of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. However, management believes that its accounts receivable are well diversified, thereby reducing potential credit risk to the Company.

     At December 31, 1994 accounts and notes receivable relating to these co-owners were approximately $7,983,000 and $1,676,000, respectively. The notes receivable are secured by certain producing property interests as discussed in
Note 16.

18. SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1994
INVESTMENT
     Write-down to fair market value.........................................     $   135,000
NOTES RECEIVABLE
     Exchange for oil and gas property.......................................     $   800,000
     Valuation write-down....................................................     $ 1,450,992

19. SUBSEQUENT EVENTS (UNAUDITED)

     The Company has entered into two sales agreements providing for the sale of a natural gas transmission pipeline and a CO2 processing plant currently under construction. The book value of these assets approximating $4,370,000 has been reclassified to Assets Held for Sale as of July 31, 1995. The Company has also obtained bank financing in the amount of $5,130,000 covering construction costs of the CO2 processing plant. The loan agreement provides that interest is payable monthly at the banks prime rate and that the loan would be repaid in full on October 1, 1995. As of July 31, 1995, the outstanding balance under this loan agreement was $3,000,000.

     On August 31, 1995, the Company's shareholders exchanged 100% of the outstanding common stock of the Company for common stock in a publicly traded international energy company. The Company will operate as a separate business unit conducting domestic oil and gas exploration, development and production activities.

     Prior to the above transaction, certain oil and gas properties and property and equipment were sold to some of the Company's shareholders for $5,000,000, which resulted in a gain on sale of assets of $1,897,971.

     Also prior to the above transaction, stock options were exercised, resulting in an increase in the number of outstanding shares of stock of 2,545,922, and additional paid-in capital of $12,139,604.

                       TERRA ENERGY LTD. AND SUBSIDIARIES
 SUPPLEMENTAL OIL AND GAS DISCLOSURES OF EXPLORATION AND PRODUCTION ACTIVITIES
                                  (UNAUDITED)

     The following information was prepared in accordance with the Supplemental Disclosure Requirements of SFAS No. 69, Disclosures About Oil and Gas Producing Activities. Refer to the Consolidated Statements of Earnings for the Company's results of operations from exploration and production activities.

     The following estimates, which were prepared by the Company's petroleum engineers, of proved developed and proved undeveloped reserve quantities and related standardized measure of discounted estimated future net cash flows do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

     Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

1. ESTIMATED PROVED RESERVES OF OIL AND GAS

                                                                                   TOTAL
                                                                              ---------------
                                                                              OIL         GAS
                                                                               (OIL IN MBBLS
                                                                              AND GAS IN BCF)
Estimated Proved Developed and Undeveloped Reserves:
     December 31, 1993......................................................   81          70
       Extensions and discoveries...........................................   --           7
       Production...........................................................   27          (2)
                                                                              ---         ---
     December 31, 1994......................................................   54          75
                                                                              ===         ===
Estimated Proved Developed Reserves:
     December 31, 1994......................................................   54          71
                                                                              ===         ===

2. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PROVED RESERVES

                                                                            (DOLLARS IN THOUSANDS)
December 31, 1994:
     Future Cash Flows, Net of Transportation:
       Revenues(1)........................................................         $123,409
       Less:
       Production costs(2)................................................           59,288
       Development costs(2)...............................................              752
                                                                                   --------
     Future cash flows before taxes.......................................           63,369
       Income tax expense (benefit)(3)....................................               --
                                                                                   --------
     Future net cash flows................................................           63,369
     Less discount to present value at a 10% annual rate..................           25,824
                                                                                   --------
     Standardized measure of discounted future net cash flows.............         $ 37,545
                                                                                   ========

------------------------------
(1) Oil, gas and condensate revenues are based on year-end prices with adjustments for changes reflected in existing contracts. There is no consideration for future discoveries or risks associated with future production of proved reserves.
(2) Based on economic conditions at year-end. Does not include administrative, general or financing costs. Does not consider future changes in development or production costs.
(3) Based on current statutory rates applied to future cash inflows reduced by future production and development costs, tax deductions and credits. Income tax expense has been reduced by $20.0 million of U.S. income tax credits for Antrim gas production at December 31, 1994.

3. RECONCILIATION OF THE CHANGE IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1994
                                                                            (DOLLARS IN THOUSANDS)
New discoveries...........................................................         $  3,646
Sales and transfers.......................................................           (2,469)
Changes in prices.........................................................           (1,379)
Accretion of discount.....................................................            3,520
Net change in income taxes................................................             (821)
Change in timing of production and other..................................             (150)
                                                                                   --------
          Net change during the year......................................         $  2,347
                                                                                   ========

4. NET INVESTMENT IN PROVED AREAS

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1994
                                                                            (DOLLARS IN THOUSANDS)
Developed properties......................................................         $ 22,541
Undeveloped properties
     Subject to depletion.................................................               --
     Not subject to depletion.............................................            4,111
                                                                                   --------
                                                                                     26,652
Less accumulated depletion and amortization...............................           (5,561)
                                                                                   --------
                                                                                   $ 21,091
                                                                                   ========

5. EXPLORATION, DEVELOPMENT AND ACQUISITION EXPENDITURES IN PROVED AREAS

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                   1994(1)
                                                                            (DOLLARS IN THOUSANDS)
Exploration...............................................................          $  115
Development...............................................................           5,884
Property acquisitions.....................................................           6,818

------------------------------

(1) Excluded is approximately $218,000 invested in unproved areas and non-oil and gas producing properties. Included are $2,366,000 for investment and purchases of estimated proved reserves.

             PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF WALTER

     On February 24, 1995, Walter acquired certain oil and gas properties of the Amoco Congo Companies ("Congo Acquisition"). The acquisition has been accounted for using the purchase method of accounting. The following unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 1994, for the one month ended January 31, 1995, and for the nine months ended September 30, 1995, assume the Congo Acquisition was consummated as of January 1, 1994, and January 1, 1995, respectively. As the Congo Acquisition was consummated on February 24, 1995, the unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1995, is identical to the historical consolidated balance sheet as of September 30, 1995.

     The unaudited Pro Forma Consolidated Financial Statements do not purport to be indicative of the results of operations or financial position of Walter had the Congo Acquisition occurred on the dates assumed, nor are the Pro Forma Consolidated Financial Statements necessarily indicative of the future results of operations of Walter. The Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Consolidated Financial Statements of Walter and the Amoco Congo Companies contained elsewhere herein.

 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE ONE MONTH ENDED JANUARY
                                    31, 1995
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                       WALTER AND                      WALTER          WALTER
                                                          AMOCO                      PRO FORMA       PRO FORMA
                                         WALTER           CONGO        PRO FORMA    (JANUARY 31,   (SEPTEMBER 30,
                                      HISTORICAL(1)   HISTORICAL(2)   ADJUSTMENTS      1995)           1995)
                                                                (DOLLARS IN THOUSANDS)
Operating Revenues:
     Oil and condensate.............     $15,126         $ 2,592                       $2,592         $ 17,718
     Other operating................         363              --                           --              363
                                         -------         -------                       ------         --------
                                          15,489           2,592                        2,592           18,081
Operating Expenses:
     Depreciation, depletion and
       amortization.................       3,238             191         $ 241(3)         432            3,670
     Operating and maintenance......       5,712             534                          534            6,246
     General and administrative.....         531             306                          306              837
     Production and other taxes.....          71               5                            5               76
                                         -------         -------         -----         ------         --------
                                           9,552           1,036           241          1,277           10,829
Pretax operating income.............       5,937           1,556          (241)         1,315            7,252
     Other income...................         109               5            --              5              114
     Interest expense, net..........         757              78           (51)(4)         27              784
                                         -------         -------         -----         ------         --------
Income before income taxes..........       5,289           1,483          (190)         1,293            6,582
     Income tax provision
       (benefit)....................       1,987              --            --(5)          --            1,987
                                         -------         -------         -----         ------         --------
          Net income................     $ 3,302         $ 1,483         $(190)        $1,293         $  4,595
                                         =======         =======         =====         ======         ========

------------------------------

Notes to Pro Forma Consolidated Statement of Operations For the One Month Ended January 31, 1995 and the Nine Months Ended September 30, 1995:

(1) The Company acquired Walter on February 27, 1995. Walter (along with an unrelated company) acquired Amoco Congo Companies on February 24, 1995. This column reflects the historical results of operations of Walter (including Walter's proportionate share of Amoco Congo Companies) for the eight months ended September 30, 1995.

(2) This column represents the combined historical results of operations of Walter and Amoco Congo Companies (based on Walter's proportionate share of Amoco Congo Companies) for the one month ended January 31, 1995.

(3) Adjustment to reflect the depreciation, depletion and amortization of oil and gas properties for the month ending January 31, 1995, using the full cost method, based on the purchase prices assigned by the Company to Walter and to Walter's proportionate share of Amoco Congo Companies.

(4) Adjustment to reflect the repayment of approximately $10.0 million of debt and preferred stock (and the corresponding interest expense for the one month ended January 31, 1995), with funds provided to the Company by CMS Energy as part of the Walter Acquisition.

(5) Adjustment to income tax expense to reflect the combined results of operations.

         PRO FORMA CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                                            WALTER        WALTER
                                                                         HISTORICAL(1)   PRO FORMA
                                                                          (DOLLARS IN THOUSANDS)
                                ASSETS
Current Assets:
     Cash..............................................................     $ 1,757       $ 1,757
     Temporary cash investments........................................       3,752         3,752
     Accounts receivable...............................................      12,716        12,716
     Other.............................................................       5,582         5,582
                                                                            -------       -------
                                                                             23,807        23,807
Property, plant and equipment, at cost.................................      51,381        51,381
     Less accumulated depreciation, depletion and amortization.........      (3,270)       (3,270)
                                                                            -------       -------
                                                                             48,111        48,111
                                                                            -------       -------
          Total assets.................................................     $71,918       $71,918
                                                                            =======       =======
                 LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
     Current maturities of long-term debt..............................     $ 3,069       $ 3,069
     Accounts payable..................................................      20,239        20,239
     Accrued interest..................................................         130           130
     Accrued taxes and other...........................................         945           945
                                                                            -------       -------
                                                                             24,383        24,383
Long-term debt.........................................................       8,246         8,246
Deferred income taxes and other credits................................         991           991
Stockholder's Equity:
     Common and preferred stock........................................           1             1
     Additional paid-in capital........................................      34,995        34,995
     Retained deficit..................................................       3,302         3,302
                                                                            -------       -------
                                                                             38,298        38,298
                                                                            -------       -------
          Total liabilities and stockholder's equity...................     $71,918       $71,918
                                                                            =======       =======

------------------------------

Notes to Pro Forma Consolidated Balance Sheet as of September 30, 1995:

(1) The Company acquired Walter on February 27, 1995. Walter (along with an unrelated company) acquired Amoco Congo Companies on February 24, 1995. Therefore, Walter's historical balance sheet as of September 30, 1995 includes the balances of Amoco Congo Companies (based on Walter's proportionate share of Amoco Congo Companies).

 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31,
                                      1994
                                  (UNAUDITED)

                                                                     AMOCO
                                                    WALTER           CONGO        PRO FORMA       WALTER
                                                 HISTORICAL(1)   HISTORICAL(2)   ADJUSTMENTS     PRO FORMA
                                                                  (DOLLARS IN THOUSANDS)
Operating Revenues:
     Oil and condensate........................     $ 3,958         $18,625                       $22,583
     Other operating...........................          --                                           148
                                                    -------         -------                       -------
                                                      3,958          18,773                        22,731
Operating Expenses:
     Depreciation, depletion and
       amortization............................         588           1,332        $ 3,024(3)       4,944
     Operating and maintenance.................       1,575           5,279                         6,854
     General and administrative................         405           3,476                         3,881
                                                    -------         -------        -------        -------
                                                      2,568          10,087          3,024         15,679
Pretax operating income........................       1,390           8,686         (3,024)         7,052
     Other income..............................          53              --                            53
     Interest expense, net.....................         820              --           (610)(4)        210
                                                    -------         -------        -------        -------
Income before income taxes.....................         623           8,686         (2,414)         6,895
     Income tax provision (benefit)............          14              --             --(5)          14
                                                    -------         -------        -------        -------
          Net income...........................     $   609         $ 8,686        $(2,414)       $ 6,881
                                                    =======         =======        =======        =======

------------------------------

Notes to Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 1994:

(1) The Company acquired Walter on February 27, 1995. This column reflects the historical results of operations of Walter for the twelve months ended December 31, 1994.

(2) Walter (along with an unrelated company) acquired Amoco Congo Companies on February 24, 1995. This column reflects the historical results of operations of Amoco Congo Companies (based on Walter's proportionate share of Amoco Congo Companies) for the twelve months ended December 31, 1994.

(3) Adjustment to reflect the depreciation, depletion and amortization of oil and gas properties, using the full cost method, based on the purchase prices assigned by the Company to Walter and to Walter's proportionate share of Amoco Congo Companies.

(4) Adjustment to reflect the repayment of approximately $10.0 million in debt and preferred stock (and the corresponding interest expense), with funds provided to the Company by CMS Energy as part of the Walter Acquisition.

(5) Adjustment to income tax expense to reflect the combined results of operations.

                                                                      APPENDIX A

                                October 2, 1995

CMS NOMECO Oil & Gas Co.
One Jackson Square
Post Office Box 1150
Jackson, Michigan 49204

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of CMS NOMECO Oil & Gas Co. (NOMECO) as of June 30, 1995. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. June 1995 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from June 1995 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. An EXECUTIVE SUMMARY of the results of this study is shown below.

                                 SEC PARAMETERS
                     ESTIMATED NET RESERVES AND INCOME DATA
                   CERTAIN LEASEHOLD AND ROYALTY INTERESTS OF
                            CMS NOMECO OIL & GAS CO.
                              AS OF JUNE 30, 1995

                               EXECUTIVE SUMMARY

                                                                    PROVED
                                        ---------------------------------------------------------------
                                                  DEVELOPED
                                        -----------------------------                        TOTAL
                                         PRODUCING      NON-PRODUCING    UNDEVELOPED         PROVED
                                        ------------    -------------    ------------    --------------
NET REMAINING RESERVES
  Oil/Condensate -- Barrels..........     27,491,431        6,606,754      31,580,462        65,678,647
  Plant Products -- Barrels..........        243,771                0       3,019,775         3,263,546
  Gas -- MMCF........................        226,327           28,180          43,543           298,050
INCOME DATA
  Future Gross Revenue...............   $997,236,494    $ 144,420,217    $545,734,325    $1,687,391,036
  Deductions.........................    359,568,519       55,667,267     209,915,951       691,593,808(1)
                                        ------------     ------------    ------------    --------------
  Future Net Income (FNI)............   $637,667,975    $  88,752,950    $335,818,374    $  995,797,230
Discounted FNI @ 10%.................   $436,063,136    $  51,749,958    $191,721,994    $  629,027,227

-------------------------
(1) Total proved net income includes operating and development costs of -$66,442,069 and 10 percent discounted costs of -$50,507,861 which are not allocated back to the producing, non-producing, and undeveloped categories. These costs are total project costs required for the NOMECO concessions in Ecuador and Venezuela.

     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The proved developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories. The various producing status categories are defined in the attached "Definitions of Producing Status Categories".

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, transportation and marketing charges. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Liquid hydrocarbon reserves account for approximately 57 percent and gas reserves account for 35 percent of total future gross revenue from proved reserves. The remaining 8 percent of future gross revenue which is shown as "Other Income" is comprised of Section 29 Tax Credits and post-production cost credit in the Antrim shale, and from secondary gas contracts in Michigan.

     The cash flows prepared relative to the Terra Energy, Ltd. properties which were acquired in August, 1995 do not take into account gas purchase contracts held by Terra providing for gas sales prices exceeding the "spot" prices used in the cash flows; nor do the cash flows take into account transportation arrangements to which Terra is a party providing for cost-free transportation of gas on the wet header system. These contract agreements will have additional value to NOMECO and an estimate of the value may be determined based on our estimated future production rates and the estimated future gas prices.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly.

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10(a) as clarified by subsequent Commission Staff Accounting Bulletins. Our definition of proved reserves is included in the attached "Definitions of Reserves".

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by NOMECO.

     In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     NOMECO furnished us with prices in effect at June 30, 1995 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to June 30, 1995 were not taken into account in this report. Future prices used in this report are discussed in more detail in the attached "Hydrocarbon Pricing Parameters".

COSTS

     Operating costs for the projects, leases, and wells in this report are based on the operating expense reports of NOMECO and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Operating costs include ad valorem taxes where applicable. Development costs were furnished to us by NOMECO and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. The estimated net cost of abandonment after salvage was considered by NOMECO to be insignificant and not included for the properties in this report. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

GENERAL

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which NOMECO owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. NOMECO has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by NOMECO were accepted without independent verification. The estimates presented in this report are based on data available through August 1995.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use of CMS NOMECO Oil & Gas Co. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY
                                          PETROLEUM ENGINEERS


                                          /s/ JOHN R. WARNER, P.E.
                                          --------------------------------------
                                          John R. Warner, P.E.
                                          Group Vice President

JRW/sw

                            DEFINITIONS OF RESERVES

                                 SEC PARAMETERS

SEC DEFINITIONS

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions using the cost and price parameters discussed in other sections of this report. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale.

     Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

     Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

                   DEFINITIONS OF PRODUCING STATUS CATEGORIES

DEVELOPED PRODUCING

     Producing reserves are recoverable from completion intervals currently open and producing to market. Improved recovery reserves are considered to be producing only after an improved recovery project has been installed and is in operation.

DEVELOPED NON-PRODUCING

     Shut-in reserves are recoverable from completion intervals now open, but which had not started producing as of the date of our estimate.

     Behind pipe reserves are recoverable from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

UNDEVELOPED

     Undeveloped reserves are recoverable by new wells on undrilled acreage, from existing wells where a relatively large expenditure is required for recompletion and from acreage where the application of an improved recovery project is planned and the costs required to place the project in operation are relatively large. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

                         HYDROCARBON PRICING PARAMETERS

                 SECURITIES AND EXCHANGE COMMISSION PARAMETERS

OIL AND CONDENSATE

     NOMECO furnished us with oil and condensate prices in effect at June 30, 1995 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to June 30, 1995 were not considered in this report.

PLANT PRODUCTS

     NOMECO furnished us with plant product prices in effect at June 30, 1995 and these prices were held constant to depletion of the properties.

GAS

     NOMECO furnished us with gas prices in effect at June 30, 1995 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonable variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

             ------------------------------------------------------
             ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary........................   3
Risk Factors..............................   9
The Company...............................  16
Use of Proceeds...........................  16
Dividend Policy...........................  17
Dilution..................................  17
Capitalization............................  18
Pro Forma Consolidated Financial
  Information.............................  19
Report of Independent Public
  Accountants.............................  20
Selected Historical Consolidated Financial
  Data....................................  24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  25
Business and Properties...................  36
Management................................  63
Ownership of Capital Stock................  68
Relationship and Certain Transactions with
  CMS Energy..............................  71
Description of Capital Stock..............  74
Shares Eligible for Future Sale...........  77
Underwriting..............................  78
Legal Matters.............................  79
Experts...................................  80
Available Information.....................  81
Certain Definitions.......................  82
Index to Financial Statements............. F-1
Letter of Ryder Scott Company............. A-1

                            ------------------------

     UNTIL                , 1995 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                             SHARES

                            CMS NOMECO OIL & GAS CO.

                                  COMMON STOCK
                                     [LOGO]
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                      REPRESENTATIVES OF THE UNDERWRITERS

             ------------------------------------------------------
             ------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of the various expenses to be paid by the Registrant in connection with the Offering. All amounts shown are estimates except for the SEC registration fee.

        Securities and Exchange Commission Registration Fee.................   $34,483
        New York Stock Exchange Listing Fee.................................          *
        NASD Fee............................................................    10,500
        Printing and Engraving Expenses.....................................          *
        Legal Fees and Expenses.............................................          *
        Accounting Fees and Expenses........................................          *
        Blue Sky Fees and Expenses..........................................          *
        Transfer Agent and Registrar Fees and Expenses......................          *
        Miscellaneous.......................................................          *
                                                                               -------
             Total:                                                            $      *
                                                                               -------

-------------------------
* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") contain detailed provisions concerning the indemnification of directors and officers against judgments, penalties, fines and amounts paid in settlement of litigation.

     Article VII of the Registrant's Restated Articles of Incorporation reads:

          A director shall not be personally liable to the corporation or its shareholders for monetary damages for breach of duty as a director except
     (i) for a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(1) of the MBCA, and (iv) any transaction from which the director derived an improper personal benefit. If the MBCA is amended after approval by the shareholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the MBCA, as so amended. No amendment to or repeal of this Article VII, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

     Article VIII of the Registrant's Restated Articles of Incorporation reads:

          Each director, officer, employee and agent of the corporation shall be indemnified by the corporation to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director, officer, employee and agent of the corporation or by reason of the fact that he or she is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification is not exclusive of any other rights to which such director, officer, employee and agent may be entitled under any now or hereafter existing statute, any other provision of these Articles, Bylaws, agreement, vote of shareholders or otherwise. If the MBCA is amended after approval by the shareholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the MBCA, as so amended. Any repeal or modification of this Article VIII by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

          Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Registrant or of the Registrant's subsidiaries and the Registrant's officers and directors are indemnified against such losses by reason of their being or having been directors of officers of another corporation, partnership, joint venture, trust or other enterprise at the Registrant's request.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.
 1.1         --    Form of Underwriting Agreement.*
 3.1         --    Restated Articles of Incorporation of the Registrant.
 3.2         --    Restated By-Laws of the Registrant.
 4.1         --    Specimen Common Stock Certificate.*
 5.1         --    Opinion of counsel.*
10.1         --    Consulting and Non-Compete Agreement, dated as of February 1, 1995, by and between the Registrant and Richard J. Burgess.
10.2         --    Employee Well Participation Program, Plan A and Plan B.
10.3         --    Reimbursement Agreement, dated as of December 9, 1994, between CMS Energy
                   Corporation and Registrant.
10.4         --    Key Employee Incentive Compensation Plan.
10.5         --    Supplemental Executive Retirement Plan for Employees of Consumers Power Company
                   ("Consumers"), filed as Exhibit 10(o) to Consumers' Form 10-K Report for the
                   year 1993, File No. 1-5611, and incorporated herein by reference.
10.6         --    Gas Purchase Agreement, dated as of January 1, 1995, between the Registrant and
                   Consumers.
10.7         --    Natural Gas Purchase Agreement, dated as of May 1, 1989, between the Registrant and Midland Cogeneration Venture Limited Partnership.
10.8         --    Gas Purchase Contract, dated as of December 1, 1987, between the Registrant and
                   Consumers.
10.9(a)      --    Gas Purchase Contract, dated as of December 1, 1985, between the Registrant and
                   Consumers.
10.9(b)      --    Modification and Amendment to Gas Purchase Contract, dated as of December 1,
                   1986, by and between Registrant and Consumers.
10.9(c)      --    Modification and Amendment to Gas Purchase Contract, dated as of December 1,
                   1987, by and between Registrant and Consumers.
10.9(d)      --    Modification and Amendment to Gas Purchase Contract, dated as of March 1, 1988, by and between Registrant and Consumers.
10.10        --    Gas Purchase Contract, dated as of November 2, 1978, between the Registrant and
                   Consumers.
10.11        --    Services Agreement, dated as of October 1, 1989, between the Registrant and
                   Consumers.
10.12        --    Services Agreement, dated as of October 25, 1995, between the Registrant and
                   CMS Energy.
10.13        --    Services Agreement, dated as of October 25, 1995, between the Registrant and
                   CMS Enterprises.

EXHIBIT NO.
10.14        --    Registration Rights Agreement, dated as of October 25, 1995, between the
                   Registrant and CMS Enterprises.
10.15        --    Amended and Restated Agreement for the Allocation of Income Tax Liabilities and
                   Benefits, dated as of January 1, 1994, among CMS Energy and its subsidiaries.
10.16        --    Indemnification Agreement, dated as of October 20, 1995, between the Registrant and CMS Energy.
10.17        --    Agreement and Plan of Merger, dated as of August 29, 1995, among CMS Energy,
                   CMS Merging Corporation, Terra Energy Ltd., Martin G. Lagina, Craig J. Tester,
                   Dr. Thomas James and Nancy M. James, Dr. James Lowell and Mary K. Lowell, The
                   Revocable Living Trust of Dr. Leonard J. Scherock under Agreement dated May 1,
                   1990, Robert M. Boeve and Wayne Sterenberg.
10.18        --    Covenant Not to Compete, dated as of August 31, 1995, among CMS Energy
                   Corporation, Martin G. Lagina, Craig J. Tester, Robert M. Boeve and Wayne
                   Sterenberg.
10.19        --    Transfer Agreement, dated as of August 31, 1995, among the Registrant, CMS
                   Energy and CMS Enterprises.
10.20        --    Promissory Note, dated as of August 31, 1995, issued by the Registrant to CMS
                   Enterprises.
10.21        --    Agreement and Plan of Merger, dated as of January 24, 1995, among CMS Energy,
                   CMS Merging Corporation, Walter International, Inc., J.C. Walter, Jr., J.C.
                   Walter III, Carole Walter Looke, F. Fox Benton, Jr., Gordon A. Cain, The Cain
                   1988 Descendants Trust, William C. Oehmig, Prudential-Bache Energy Growth Fund,
                   L.P. G-2, Prudential-Bache Energy Growth Fund, L.P. G-3, Prudential-Bache
                   Energy Growth Fund, L.P. G-4, F. Fox Benton III, Howard A. Chapman, G.W. Frank,
                   Robert D. Jolly and Arthur L. Smalley.
10.22        --    Promissory Note, dated as of July 17, 1995, issued by the Registrant to CMS
                   Energy.
10.23        --    Tax Agreement, dated as of February 23, 1995, by and between Amoco Production
                   Company, Amoco Corporation, Walter International, Inc., Walter Congo Holdings
                   Company, Nuevo Energy Company, The Congo Holding Company, Walter International
                   Congo, Inc., and the Nuevo Congo Company.
10.24        --    CMS Tax Agreement, dated as of February 24, 1995, between Amoco Corporation,
                   Amoco Production Company, CMS Energy Corporation, CMS Enterprises, Inc.,
                   CMS-Nomeco Oil & Gas Co., Walter International, Inc. Walter Holdings, Inc. and
                   Walter International Congo, Inc.
10.25        --    Inter-Purchaser Agreement, dated as of December 28, 1994, by and among Walter
                   International, Inc., Walter Congo Holdings, Inc., Walter International Congo,
                   Inc., Nuevo Energy Company, The Congo Holding Company and the Nuevo Congo
                   Company.
10.26        --    Stock Purchase Agreement, dated as of June 30, 1994, by and between Amoco
                   Production Company, Walter International, Inc., Nuevo Energy Company, Walter
                   International Congo, Inc., Walter Congo Holdings, Inc., The Nuevo Congo Company
                   and the Congo Holdings Company.
10.27        --    Swap Agreement, dated as of May 8, 1992, by and between Registrant and Louis
                   Dreyfus Exchanges Ltd.
10.28        --    Finance Agreement, dated as of December 28, 1994, among Walter International
                   Congo, Inc., Walter Congo Holdings, Inc., and Overseas Private Investment
                   Corporation.
10.29(a)     --    Amended and Restated Credit Agreement, dated as of November 1, 1993, as amended, among the Registrant, the Banks, all as defined therein, and NBD Bank,
                   N.A., as Agent, and the Exhibits thereto.

EXHIBIT NO.
10.29(b)     --    Second Amendment to Credit Agreement and Assumption Agreement, dated as of
                   March 1, 1995, among the Registrant, the Banks, all as defined therein, and NBD
                   Bank as Agent.
10.29(c)     --    Third Amendment to Credit Agreement, dated as of August 31, 1995, among the
                   Registrant, the Banks, all as defined therein, and NBD Bank, as Agent.
10.30        --    Long-Term Incentive Performance Plan.*
10.31        --    Executive Incentive Compensation Plan.*
15.1         --    Letters of Arthur Andersen LLP regarding unaudited financial statements.
15.2         --    Letters of KPMG Peat Marwick LLP regarding unaudited financial statements.
21.1         --    Subsidiaries of the Registrant.
23.1         --    Consent of Arthur Andersen LLP.
23.2         --    Consent of Deloitte & Touche LLP.
23.3         --    Consent of KPMG Peat Marwick LLP.
23.4         --    Consent of counsel (included in Exhibit 5.1).
23.5         --    Consent of Ryder Scott Company.
24.1         --    Powers of Attorney.
27.1         --    Financial Data Schedule.

-------------------------
* To be filed by amendment.

FINANCIAL STATEMENT SCHEDULE

     All financial statement schedules are omitted because they are not applicable or not required or because the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Michigan, on the 26th day of October, 1995.

                                          CMS NOMECO Oil & Gas Co.

                                          By:    /s/ WILLIAM H. STEPHENS, III

                                             ---------------------------------
                                                  William H. Stephens, III
                                                  Executive Vice President
                                                     and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of October, 1995.

                   NAME                                            TITLE
           /s/ GORDON L. WRIGHT                President, Chief Executive Officer and
------------------------------------------     Director (Principal Executive Officer)
            (Gordon L. Wright)

            /s/ PAUL E. GEIGER                 Vice President, Secretary and Treasurer
------------------------------------------     (Principal Financial and Accounting Officer)
             (Paul E. Geiger)

                    *                          Director
------------------------------------------
           (Victor J. Fryling)

                    *                          Director
------------------------------------------
           (Richard J. Burgess)

                    *                          Director
------------------------------------------
          (Frank M. Burke, Jr.)

                    *                          Director
------------------------------------------
             (J. Stuart Hunt)

                    *                          Director
------------------------------------------
         (Thomas K. Matthews, II)

                    *                          Director
------------------------------------------
       (William T. McCormick, Jr.)

                                               Director
------------------------------------------
            (Charles R. Owens)

                   NAME                                            TITLE
                    *                          Director
------------------------------------------
          (S. Kinnie Smith, Jr.)

                    *                          Director
------------------------------------------
              (P.W.J. Wood)

                    *                          Director
------------------------------------------
             (Alan M. Wright)

*By:     /s/ WILLIAM H. STEPHENS, III
    --------------------------------------
     William H. Stephens, III
     Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT NO.                                               DESCRIPTION
-----------      -------------------------------------------------------------------------------------------------------------
1.1       -      Form of Underwriting Agreement.*

3.1       -      Restated Articles of Incorporation of the Registrant.

3.2       -      Restated By-Laws of the Registrant.

4.1       -      Specimen Common Stock Certificate.*

5.1       -      Opinion of counsel.*

10.1      -      Consulting and Non-Compete Agreement, dated as of February 1, 1995, by and between the Registrant and
                 Richard J. Burgess.

10.2      -      Employee Well Participation Program, Plan A and Plan B.

10.3      -      Reimbursement Agreement, dated as of December 9, 1994, between CMS Energy Corporation and Registrant.

10.4      -      Key Employee Incentive Compensation Plan.

10.5      -      Supplemental Executive Retirement Plan for Employees of Consumers Power Company ("Consumers"), filed as Exhibit
                 10(o) to Consumers' Form 10-K Report for the year 1993, File No. 1-5611, and incorporated herein by reference.

10.6      -      Gas Purchase Agreement, dated as of January 1, 1995, between the Registrant and Consumers.

10.7      -      Natural Gas Purchase Agreement, dated as of May 1, 1989, between the Registrant and Midland Cogeneration Venture
                 Limited Partnership.

10.8      -      Gas Purchase Contract, dated as of December 1, 1987, between the Registrant and Consumers.

10.9(a)   -      Gas Purchase Contract, dated as of December 1, 1985, between the Registrant and Consumers.

10.9(b)   -      Modification and Amendment to Gas Purchase Contract, dated as of December 1, 1986, by and between Registrant and
                 Consumers.

10.9(c)   -      Modification and Amendment to Gas Purchase Contract, dated as of December 1, 1987, by and between Registrant and
                 Consumers.

10.9(d)   -      Modification and Amendment to Gas Purchase Contract, dated as of March 1, 1988, by and between Registrant and
                 Consumers.

10.10     -      Gas Purchase Contract, dated as of November 2, 1978, between the Registrant and Consumers.

10.11     -      Services Agreement, dated as of October 1, 1989, between the Registrant and Consumers.


EXHIBIT NO.                                                      DESCRIPTION
-----------      -------------------------------------------------------------------------------------------------------------------
10.12     -      Services Agreement, dated as of October 25, 1995, between the Registrant and CMS Energy.

10.13     -      Services Agreement, dated as of October 25, 1995, between the Registrant and CMS Enterprises.

10.14     -      Registration Rights Agreement, dated as of October 25, 1995, between the Registrant and CMS Enterprises.

10.15     -      Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated as of Janaury 1,
                 1994, among CMS Energy and its subsidiaries.

10.16     -      Indemnification Agreement, dated as of October 20, 1995, between the Registrant and CMS Energy.

10.17     -      Agreement and Plan of Merger, dated as of August 29, 1995, among CMS Energy, CMS Merging Corporation, Terra
                 Energy Ltd., Martin G. Lagina, Craig J. Tester, Dr. Thomas James and Nancy M. James, Dr. James Lowell and Mary K.
                 Lowell, The Revocable Living Trust of Dr. Leonard J. Scherock under Agreement dated May 1, 1990, Robert M. Boeve and Wayne Sterenberg.

10.18     -      Covenant Not to Compete, dated as of August 31, 1995, among CMS Energy Corporation, Martin G. Lagina, Craig J.
                 Tester, Robert M. Boeve and Wayne Sterenberg.

10.19     -      Transfer Agreement, dated as of August 31, 1995, among the Registrant, CMS Energy and CMS Enterprises.

10.20     -      Promissory Note, dated as of August 31, 1995, issued by the Registrant to CMS Enterprises.

10.21     -      Agreement and Plan of Merger, dated as of January 24, 1995, among CMS Energy, CMS Merging Corporation, Walter
                 International, Inc., J.C. Walter, Jr., J.C. Walter III, Carole Walter Looke, F. Fox Benton, Jr., Gordon A. Cain,
                 The Cain 1988 Descendants Trust, William C. Oehmig, Prudential-Bache Energy Growth Fund, L.P. G-2,
                 Prudential-Bache Energy Growth Fund, L.P. G-3, Prudential-Bache Energy Growth Fund, L.P. G-4, F. Fox Benton III,
                 Howard A. Chapman, G.W. Frank, Robert D. Jolly and Arthur L. Smalley.

10.22     -      Promissory Note, dated as of July 17, 1995, issued by the Registrant to CMS Energy.

10.23     -      Tax Agreement, dated as of February 23, 1995, by and between Amoco Production Company, Amoco Corporation, Walter
                 International, Inc., Walter Congo Holdings Company, Nuevo Energy Company, The Congo Holding Company, Walter
                 International Congo, Inc., and the Nuevo Congo Company.

10.24     -      CMS Tax Agreement, dated as of February 24, 1995, between Amoco Corporation, Amoco Production Company, CMS Energy
                 Corporation, CMS Enterprises, Inc., CMS-Nomeco Oil & Gas Co., Walter International, Inc. Walter Holdings, Inc.
                 and Walter International Congo, Inc.


EXHIBIT NO.                                                      DESCRIPTION
-----------      ------------------------------------------------------------------------------------------------------------------
10.25     -      Inter-Purchaser Agreement, dated as of December 28, 1994, by and among Walter International, Inc., Walter Congo
                 Holdings, Inc., Walter International Congo, Inc., Nuevo Energy Company, The Congo Holding Company and the Nuevo
                 Congo Company.

10.26     -      Stock Purchase Agreement, dated as of June 30, 1994, by and between Amoco Production Company, Walter
                 International, Inc., Nuevo Energy Company, Walter International Congo, Inc., Walter Congo Holdings, Inc., The
                 Nuevo Congo Company and the Congo Holdings Company.

10.27     -      Swap Agreement, dated as of May 8, 1992, by and between Registrant and Louis Dreyfus Exchanges Ltd.

10.28     -      Finance Agreement, dated as of December 28, 1994, among Walter International Congo, Inc., Walter Congo Holdings,
                 Inc., and Overseas Private Investment Corporation.

10.29(a)  -      Amended and Restated Credit Agreement, dated as of November 1, 1993, as amended, among the Registrant, the Banks, all as defined therein, and NBD Bank, N.A., as Agent, and the Exhibits thereto.

10.29(b)  -      Second Amendment to Credit Agreement and Assumption Agreement, dated as of March 1, 1995, among the Registrant, the Banks, all as defined therein, and NBD Bank as Agent.

10.29(c)  -      Third Amendment to Credit Agreement, dated as of August 31, 1995, among the Registrant, the Banks, all as defined therein, and NBD Bank, as Agent.

10.30     -      Long-Term Incentive Performance Plan.*

10.31     -      Executive Incentive Compensation Plan.*

15.1      -      Letters of Arthur Andersen LLP regarding unaudited financial statements.

15.2      -      Letters of KPMG Peat Marwick LLP regarding unaudited financial statements.

21.1      -      Subsidiaries of the Registrant.

23.1      -      Consent of Arthur Andersen LLP.

23.2      -      Consent of Deloitte & Touche LLP.

23.3      -      Consent of KPMG Peat Marwick LLP.

23.4      -      Consent of counsel (included in Exhibit 5.1).

23.5      -      Consent of Ryder Scott Company.

24.1      -      Powers of Attorney.

27.1      -      Financial Data Schedule.

* To be filed by amendment.